7 November 2002


02055964


WIGGINS
GROUP PLC

35 Berkeley Square
Mayfair, London
W1J 5AB

T +44 (0)20 7495 8686
F +44 (0)20 7493 0189

mail@wigginsplc.co.uk
www.wigginsgroupplc.com

SEC Filing Desk,
Division of Corporation Finance,
Office of International Corporate Finance,
Securities and Exchange Commission,
Mail Stop 3-2,
450 Fifth Street, N.W.,
Washington, DC 20549-0302,
USA


SEC MAIL PROCESSING
RECEIVED
NOV 18 2002
WASH, D.C. 155 SECTION

SUPPL

Dear Sirs,

File Number 82-4812

Please find enclosed annual and interim reports and accounts for the last three years and we ask that the 12g3-2(b) exemption be reinstated.

Yours faithfully

L G Inwood
Company Secretary

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

dlw 11/25

Registered Office:
35 Berkeley Square,
Mayfair, London W1J 5AB
Registered No. 397916 England



Wiggins Group plc

Interim Report 2000
Restated Accounts 1995 - 2000

WIGGINS GROUP PLC

INTERIM REPORT

FOR THE SIX MONTHS TO 30 SEPTEMBER 2000

Chairman's Statement

INTRODUCTION

The Company's 2000 interim report was originally published on the London Stock Exchange on 19 December 2000. Following the Company's announcement on 22 December 2000 which is referred to below, the directors decided that it would be appropriate to amend the 2000 interim report before copies were sent to shareholders. Accordingly, this is a revised version of the 2000 interim report from that originally published. The loss originally reported for the period to 30 September 2000 was £6,856,000 and following the revision to the accounts for earlier years the loss now reported is £6,805,000.

REVIEW OF OPERATIONS

LONDON MANSTON AIRPORT

London Manston's traffic in cargo has exceeded the board's expectations. Already it is the UK's fifth largest cargo handling airport and is poised to overtake Manchester. Next spring the addition of 20 acres of new aprons will accelerate our rate of growth to cope with ever increasing demand. As a result, we expect to achieve a cargo rate of 150,000 tonnes p.a. during the next financial year.

Passenger traffic began in the summer with the American travel company Renaissance Cruise Lines flying in passengers to meet their cruise ships at Dover. The demand on our existing passenger facilities is expected to increase significantly as negotiations with international airlines come to fruition.

In December the Government published a consultation paper 'The Future of Aviation'. It has confirmed our own studies in identifying a doubling in UK air travel by 2013. The existing airports in the South East face major problems in expanding to meet this demand and the benefits of the London Manston airport solution become ever more obvious.

PLANESTATION

The PlaneStation network currently comprises the following airports: London Manston, Odense — Denmark, Smyrna — USA and Pilsen – Czech Republic. We are in negotiations with several airlines to open new routes between our PlaneStation airports as well as linking them to other international destinations. Negotiations are at an advanced stage in eight countries – Germany, Brazil, Italy, France, Sweden, Egypt, Jordan and USA.

Odense (Denmark)

Tour operators in Denmark, Sweden and Norway are actively discussing the use of Odense as a base for developing tourism within the PlaneStation network. The demand for cargo services has been equally keen and we are rapidly developing plans to capture significant tonnages in the next financial year.

I am pleased to report that in December the Danish CAA confirmed that they are to transfer their national training school for commercial pilots to Odense. Their 21-month residential course will take 50 trainee pilots per year with the first intake scheduled for May 2001. The contract requires that we build accommodation and training units that will then be leased to the Danish CAA.

Our involvement in airports leads us to consider new opportunities within the surrounding region. For example, we have reached an agreement in principle with the local authorities in Odense to acquire 1,000 acres so that we can develop a Hans Christian Andersen Story Park. We have assembled a team to exploit such opportunities and will select financial and operating partners as circumstances require.

Smyrna (Nashville, USA)

Smyrna is our first airport acquisition in the USA. We expect to announce several other American airport acquisitions in the coming months. We have applied for permission to extend the Smyrna runway to take Trans-Atlantic flights and expect to receive approval shortly. We are in the process of securing construction funding from government agencies to complete this task.

Pilsen (Czech Republic)

The Pilsen airport is close to the German border. This area of the Czech Republic has a substantial industrial base and benefits from a buoyant tourist trade to the home of Pilsener beer. CAA approval for civilian use has been received and we are in negotiations with a number of major tenants for this airport.

STRATEGIC PARTNERSHIPS

Our philosophy has always been to source partners who are respected industry leaders in specialist fields. As the rate of airport acquisition is accelerated we will announce a series of strategic alliances that will ensure that our organisation is properly financed and well managed. Partnerships will be created with some of the best known and respected organisations. In particular, our negotiations with a major international technology group are now very advanced and we expect to be able to make a formal announcement early in the new year.

FAIRFIELD PARK

The company is confident of obtaining outline planning permission at Fairfield in the near future, following which work will commence on the new and exciting development of the hospital and surrounding area.

LONDON CITY RACECOURSE

In November the Group unveiled the stunning new design for the grandstand that had been prepared by architects Foster and Partners. The detailed design will be available in January 2001 and will demonstrate that London City is set to become a development of truly international standing.

BOARD APPOINTMENT

As announced, Sir Michael Jenkins will in the near future be joining the Wiggins board as a non-executive director. Sir Michael is Vice Chairman of Dresdner Kleinwort Benson, the investment banking arm of the Dresdner Group.

Sir Michael's career includes 30 years in the diplomatic service culminating in his appointment as Ambassador to the Netherlands. His considerable experience in both the diplomatic and banking sectors will be of inestimable value in the international development of our activities.

RESULTS

In the six months ended 30 September 2000 our results were in line with market expectations at a recorded loss of £6,805,000 (1999 revised loss £4,003,000).

The Wiggins Group is a property development company but, unlike most companies, our projects often take several years to complete, so that the timing of revenue cannot be pre-determined. In the period reported on there were several projects pending that have significant earning and profit potential but none had been taken to the point of revenue recognition. Most of these projects will have reached this stage within the current financial year and your board is confident that by the year-end we will have had a successful year.

THE FINANCIAL REPORTING REVIEW PANEL

The Financial Reporting Review Panel ("the Panel") opened an enquiry following the publication in August 2000 of our accounts for the year ended March 2000. The Panel had previously opened an enquiry into our accounts for the year ended March 1999 and had, by a letter of 27 June 2000, extended its enquiry in respect of the treatment of revenue from contracts for the sale of land to our accounts for the years ended March 1996 to 1998.

The Company had been in discussions with the Panel. The Company had also given careful consideration to the points raised and engaged specialist advisers to address those issues.

The Company announced on 22 December 2000 that it had decided to accept the Panel's position with respect to all the matters in dispute and that it was going to issue restated accounts for the years 1996 to 2000.

Chairman's Statement

On 6 March 2001, the Company issued restated accounts for the years 1996 to 2000. The Company also issued restated accounts for the year ended March 1995 as it was appropriate to reclassify a particular transaction originally recorded in that year.

PROSPECTS

With four airports contracted and several more expected to be confirmed in the coming months, PlaneStation is entering a stage of rapid development that we are confident will be a springboard for more success for the Group. The development land associated with each airport will open further exciting opportunities in development and joint venture opportunities.

In our other major project areas the prospects are similarly encouraging and we look forward to our future with continued optimism.

Unaudited Consolidated Interim Results

for the six months ended 30 September 2000

	Unaudited Six months to 30 September 2000	Unaudited Six months to 30 September 1999 Revised	Audited Year to 31 March 2000 Revised
	£000	£000	£000
Turnover	**3,893**	3,830	7,307
Operating loss	**(5,820)**	(3,229)	(7,988)
Net interest payable	**(985)**	(774)	(1,910)
Loss on ordinary activities before taxation	**(6,805)**	(4,003)	(9,898)
Taxation on loss on ordinary activities	**–**	–	24
Loss for the financial period attributable to shareholders	**(6,805)**	(4,003)	(9,874)
Basic and diluted loss per share	**(0.79)p**	(0.48)p	(1.19)p

Unaudited Consolidated Balance Sheet

as at 30 September 2000

	Unaudited As at 30 September 2000	Unaudited As at 30 September 1999 Revised	Audited As at 31 March 2000 Revised
	£000	£000	£000
Tangible fixed assets	**33,702**	32,229	33,491
Fixed asset investments	**1,772**	1,010	1,010
	35,474	33,239	34,501
Current assets			
Stocks and work in progress	**15,934**	13,843	14,946
Debtors:			
Amounts falling due within one year	**2,903**	2,956	2,564
Amounts falling due after more than one year	**2,540**	1,363	2,540
Cash at bank and in hand	**1,958**	2,369	560
	23,335	20,531	20,610
Creditors: amounts falling due within one year	**(28,815)**	(22,443)	(28,309)
Net current liabilities	**(5,480)**	(1,912)	(7,699)
Total assets less current liabilities	**29,994**	31,327	26,802
Creditors: amounts falling due after more than one year	**(12,201)**	(15,042)	(16,388)
Net assets	**17,793**	16,285	10,414
Capital and reserves			
Called up share capital	**8,724**	8,306	8,306
Reserves	**9,069**	7,979	2,108
Equity shareholders' funds	**17,793**	16,285	10,414

Unaudited Consolidated Cash Flow Statement

for the six months to 30 September 2000

	Unaudited Six months to 30 September 2000	Unaudited Six months to 30 September 1999 Revised	Audited Year to 31 March 2000 Revised
	£000	£000	£000
Net cash outflow from operating activities	**(7,384)**	(1,054)	(5,805)
Returns on investments and servicing of finance			
Interest received	**165**	7	25
Interest paid	**(1,398)**	(670)	(1,305)
Interest element of hire purchase and lease payments	**(110)**	(38)	(167)
	(1,343)	(701)	(1,447)
Taxation			
UK Corporation tax paid	**(45)**	–	(1,167)
Capital expenditure and financial investment			
Purchase of investments	**(762)**	–	–
Purchase of tangible fixed assets	**(1,326)**	(1,457)	(5,002)
Proceeds from sale of tangible fixed asets	**–**	–	3
	(2,088)	(1,457)	(4,999)
Financing			
Issue of ordinary share capital	**14,532**	–	6
Capital element of hire purchase payments	**(321)**	(101)	(372)
Share issue expenses	**(348)**	–	(6)
Receipt of short term borrowings	**–**	5,314	15,410
Repayment of short term borrowings	**(2,225)**	(2,829)	(2,865)
Receipt of long term borrowings	**961**	6,500	-
	12,599	8,884	12,173
Increase/(decrease) in cash	**1,739**	5,672	(1,245)

Reconciliation of Operating Loss to Net Cash Outflow from Operating Activities

for the six months to 30 September 2000

	Unaudited Six months to 30 September 2000	Unaudited Six months to 30 September 1999 Revised	Audited Year to 31 March 2000 Revised
	£000	£000	£000
Operating loss	**(5,820)**	(3,229)	(7,988)
Depreciation and amortisation	**382**	124	471
Increase in stocks and work in progress	**(988)**	(402)	(1,505)
(Increase)/decrease in debtors	**(307)**	728	(242)
(Decrease)/increase in creditors and other items	**(651)**	1,725	3,460
Loss on sale of tangible fixed assets	**–**	–	(1)
Net cash outflow from operating activities	**(7,384)**	(1,054)	(5,805)

Analysis of Cash/(debt)

	Unaudited Six months to 30 September 2000	Unaudited Six months to 30 September 1999 Revised	Audited Year to 31 March 2000 Revised
	£000	£000	£000
Cash at bank and in hand	**1,958**	2,369	560
Bank loans and overdrafts	**(5,454)**	(2,687)	(7,795)
	(3,496)	(318)	(7,235)
Debt due within one year	**(11,323)**	(6,674)	(7,348)
Debt due after more than one year	**(6,066)**	(6,615)	(10,016)
Hire purchase and leasing	**(2,590)**	(1,981)	(1,968)
	(19,979)	(15,270)	(19,332)
Total debt	**(23,475)**	(15,588)	(26,567)

Reconciliation of Net Cash Flow to Movement in Net Debt

	Unaudited Six months to 30 September 2000	Unaudited Six months to 30 September 1999 Revised	Audited Year to 31 March 2000 Revised
	£000	£000	£000
Movement in cash	**1,739**	5,672	(1,245)
Cash flow from movement in debt	**1,585**	(8,884)	(12,173)
Change in debt resulting from cash flows	**3,324**	(3,212)	(13,418)
New hire purchase and leasing	**(232)**	(1,511)	(2,284)
Movement in net debt in period	**3,092**	(4,723)	(15,702)
Net debt at commencement of period	**(26,567)**	(10,865)	(10,865)
Net debt at end of period	**(23,475)**	(15,588)	(26,567)

Notes

(1) The financial information for the six months ended 30th September 2000 has not been audited, nor has the financial information for the six months ended 30th September 1999. However, the interim report includes a review signed by the auditors. The comparative figures for the year ended 31st March 2000 do not constitute the Company's statutory accounts for that year, but have been extracted from the revised statutory accounts filed with the Registrar of Companies which carried an unqualified audit report. The report has been prepared in accordance with applicable Accounting Standards on a consistent basis using the accounting policies set out in the 2000 annual report.

(2) Tax is provided at 30% after taking into account tax losses brought forward and capital allowances.

(3) No dividends have been paid or proposed in respect of the period.

(4) The calculation of loss per Ordinary share is based on the loss on ordinary activities after taxation of £6,805,000 (half year to 30th September 1999 – revised loss £4,003,000 and year to 31st March 2000 – revised loss £9,874,000) and on 859,636,406 Ordinary shares (830,525,203 and 830,591,005 respectively) being the weighted average number of shares in issue in the respective financial periods.

Because the inclusion of potential ordinary shares would decrease the basic loss per ordinary share they are not deemed to be dilutive and accordingly the basic and diluted loss per ordinary share is identical.

(5) Reconciliation of Movements in Equity Shareholders' Funds.

	Unaudited Six months to 30 September 2000	Unaudited Six months to 30 September 1999 Revised	Audited Year to 31 March 2000 Revised
	£000	£000	£000
Loss for the period	**(6,805)**	(4,003)	(9,874)
New shares issued for cash	**14,532**	–	6
New shares issued for an interest in freehold land	**–**	1,845	1,845
Share issue costs	**(348)**	–	(6)
Net addition to/(subtraction from) equity shareholders' funds	**7,379**	(2,158)	(8,029)
Opening equity shareholders' funds	**10,414**	18,443	18,443
Closing equity shareholders' funds	**17,793**	16,285	10,414

(6) Copies of this report will be sent to shareholders and are available at the Company's offices at 35 Berkeley Square Mayfair London W1J 5AB

6 March 2001

Notes

Independent Review Report to Wiggins Group plc

We have been instructed by the Company to review the financial information set out on pages 4 to 8 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board. A review consisted principally of making inquiries of management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with the Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months to 30 September 2000.

HLB Kidsons
Registered Auditors
Chartered Accountants
Chelmsford

6 March 2001

WIGGINS GROUP PLC

SUPPLEMENTARY NOTE TO THE ACCOUNTS

FOR THE YEAR ENDED 31 MARTH 1995

Supplementary Note to the Accounts

for the year to 31 March 1995

The Financial Reporting Review Panel ("the Panel"), which had previously opened an enquiry into the accounts of the Wiggins Group for the year ended 31 March 1999, extended its enquiry in respect of the treatment of revenue from contracts for the sale of land to the Wiggins Group accounts for the years ended 31 March 1996 to 1998 by its letter of 27 June 2000. The Panel's opinion is that revenue should not have been recognised if the Company had not yet completed the earnings process sufficiently to entitle it to recognise the revenue at the balance sheet date.

The Company has therefore also reviewed the opening balances and identified the fact that in 1995 a sale of land for £1,500,000 was recorded which generated a profit of £1,308,000. The Group had agreed, as agent, to assist the company to whom the land had been sold to find purchasers of that land. In the event that eventual disposal to other parties realised proceeds of less than £1,875,000 in aggregate, the Group was obliged to make up the shortfall. In addition, the sale was conditional on the completion within twelve months of the sale completion date of certain infrastructure works.

On the grounds that the Group had not completed the earnings process sufficiently to entitle it to recognise this revenue and in recognition of the financing nature of the transaction, the Directors have decided to revise the accounts for the year ended 31 March 1995 by removing the £1,500,000 revenue originally recognised in respect of the above contract. The sales proceeds, being £1,000,000 received on 30 March 1995 and £500,000 on 24 June 1995, have been reclassified as a loan. Interest totalling £375,000 will be accrued over the expected term of the arrangement.

As a result of the changes made in respect of the matter referred to above, there is a consequential amendment to the directors' report.

The 1995 consolidated cash flow statement has been revised to show the £1,000,000 sale proceeds as a short-term loan. The cash outflow from operating activities has accordingly been increased by £1,000,000. A further adjustment has been made to reclassify another short-term borrowing of £250,000, which was previously included within cash equivalents, as an inflow in the financing section.

Finally, the accounting policy on turnover has been changed to refer to the earnings process having to be sufficiently complete.

The Directors are, by this note, revising the directors' report and accounts in accordance with Statutory Instrument 2570 Companies (Revision of Defective Accounts and Report) Regulations 1990, which permits revision by way of supplementary note. The following pages revise the original directors' report, consolidated profit and loss account, statement of total recognised gains and losses, consolidated balance sheet and consolidated cash flow statement of the Group for the year ended 31 March 1995, by inclusion of a revised consolidated profit and loss account, statement of total recognised gains and losses, consolidated balance sheet and consolidated cash flow statement, together with supporting amendments to the directors' report and notes to the accounts, and are to be treated as forming part of the original directors' report and accounts. The directors' report and accounts have been revised as at the date of the original accounts and not as at the date of the revision and accordingly do not deal with events or changes in Accounting Standards between those dates.

As a result of the revisions, the profit on ordinary activities before taxation as originally stated of £709,000 is changed to a loss of £599,000. Other changes are summarised below:

	Increases £000	Decreases £000
Consolidated profit and loss account		
Turnover		1,500
Cost of sales		192
Profit for the financial year after taxation		1,308
Consolidated balance sheet		
Land and developments	192	
Debtors:		
Amounts falling due within one year		500
Creditors: amounts falling due within one year	1,000	
Reserves		1,308

Accordingly the original accounts are revised as follows:

- the original directors' report is not revised apart from paragraph 3, Review of the business and future trading prospects, as set out on page 3.
- the original consolidated profit and loss account and statement of total recognised gains and losses is replaced by the revised consolidated profit and loss account and statement of total recognised gains and losses as set out on page 4.
- the original consolidated balance sheet of the Group is replaced by the revised consolidated balance sheet as set out on page 5.
- The original consolidated cash flow statement of the Group is replaced by the revised consolidated cash flow statement as set out on page 6.
- certain of the original notes, as set out below, are replaced by the revised notes which are reproduced on pages 7 to 11.

- Accounting policies (revised accounting policies) – Turnover
- Note 1 (revised note 1) – Turnover and (loss)/profit on ordinary activities before taxation
- Note 8 (revised note 2) – Loss per share
- Note 11 (revised note 3) – Land and developments
- Note 12 (revised note 4) – Debtors
- Note 13 (revised note 5) – Creditors: amounts falling due within one year
- Note 16 (revised note 6) – Reserves
- Note 18 (revised note 7) – Reconciliation of movement in shareholders' funds
- Note 19 (revised note 8) – Reconciliation of operating loss to net cash outflow from operating activities
- Note 20 (revised note 9) – Analysis of cash and cash equivalents as shown in the balance sheet
- Note 24 (revised note 10) – Contingent liabilities

This supplementary note and the revised accounts for the year ended 31 March 1995 were approved and signed on behalf of the board of directors on 6 March 2001.

W W C Syson
Chairman

G Lansbury
Director

Directors' Report

The Review of the business and future trading prospects section of the original directors' report for the year ended 31 March 1995 is replaced by the following:

Review of the business and future trading prospects

Tomorrows Leisure Plc (TL)
The Company became the largest shareholder in TL with a holding of 26.7% at the completion of TL's financial restructuring in January 1995.

TL has a large acreage that is not currently being used for leisure purposes and, via joint venture companies, Wiggins is entering into a formal agreement with them (in line with TL's circular to its shareholders in November 1994) to develop these sites starting with Liverpool, Essex and Burford.

Kent International Business Park
Negotiations were begun to secure UK and European public sector infrastructure funding of several million pounds for the site, which covered 175 acres at that time.

Consolidated Profit and Loss Account

for the year ended 31 March 1995

	Notes Original accounts	Supp note	1995 Revised £000	1994 £000
Turnover	1	1	4,904	28
Cost of sales			3,671	–
Gross profit			1,233	28
Administrative expenses			(1,688)	(652)
Share of profits of associated undertakings			9	–
Operating loss before exceptional items	2	–	(446)	(624)
Exceptional items	3	–	–	(971)
Operating loss after exceptional items			(446)	(1,595)
Net interest (payable)/receivable	5	–	(153)	15
Loss on ordinary activities before taxation			(599)	(1,580)
Taxation on loss on ordinary activities	6	–	–	–
Loss for the financial year	16	6	(599)	(1,580)
Loss per share	8	2	(0.12)p	(0.65)p

There were no recognised gains or losses other than the loss for the financial year of £599,000 (1994: £1,580,000)

Consolidated Balance Sheet

as at 31 March 1995

	Notes Original accounts	Supp note	1995 Revised £000	1994 £000
Tangible fixed assets	9	–	37	48
Fixed asset investments	10	–	6,577	–
			6,614	48
Current assets				
Land and developments	11	3	9,775	10,987
Debtors:	12	4		
Amounts falling due within one year			1,718	597
Amounts falling due after more than one year			750	–
Cash at bank and in hand			335	264
			12,578	11,848
Creditors: amounts falling due within one year	13	5	(4,600)	(1,110)
Net current assets			7,978	10,738
Total assets less current liabilities			14,592	10,786
Creditors: amounts falling due after more than one year	14	–	(5,661)	(1,256)
Net assets			8,931	9,530
Capital and reserves				
Called up share capital	15	–	6,192	6,192
Reserves	16	6	2,739	3,338
Equity shareholders' funds	18	7	8,931	9,530

Consolidated cash flow statement

for the year ended 31 March 1995

	Notes		1995		1994	
	Original accounts	**Supp note**	**Revised**			
			£000	**£000**	£000	£000
Net cash outflow from operating activities	**19**	**8**		**(1,068)**		(7,589)
Returns on investments and servicing of finance						
Interest received			**2**		15	
Interest paid			**(155)**		–	
				(153)		15
Investing activities						
Purchase of fixed asset investments			**(529)**		–	
Purchase of tangible fixed assets			**(7)**		(52)	
Proceeds from sale of tangible fixed assets			**3**		–	
				(533)		(52)
Net cash outflow before financing				**(1,754)**		(7,626)
Financing						
Issue of ordinary share capital			**–**		7,622	
Receipt from short term borrowings			**1,250**		–	
				1,250		7,622
Decrease in cash and cash equivalents	**20**	**9**		**(504)**		(4)

Accounting Policies

The accounting policy for turnover is replaced by the following:

Turnover
Residential property sales are recognised at the date of legal completion. Commercial property sales are recognised at the date of exchange of contract, providing the Group is reasonably assured of the receipt of the sale proceeds and that the earnings process is sufficiently complete.

Revised notes

1. Note 1 to the original accounts is replaced by the following:

Turnover and (loss)/profit on ordinary activities before taxation

	Turnover		(Loss)/profit on ordinary activities before taxation	
	1995 Revised	1994	**1995 Revised**	1994
	£000	£000	**£000**	£000
Property development	**3,903**	–	**1,102**	–
Housebuilding	**1,001**	28	**131**	28
Administrative expenses	**–**	–	**(1,688)**	(652)
Net interest	**–**	–	**(153)**	15
Exceptional item	**–**	–	**–**	(971)
Share of profit of associated undertaking	**–**	–	**9**	–
	4,904	28	**(599)**	(1,580)

The Group's turnover arises wholly within the United Kingdom.

All the Group's activities are classed as continuing.

There were no material acquisitions during the year.

2. Note 8 to the original accounts is replaced by the following:

Loss per share

The calculation of loss per Ordinary Share is based on the loss on ordinary activities after taxation of £599,000 (1994 – £1,580,000) and on 492,122,162 Ordinary Shares (1994 – 243,729,914) being the weighted average number of shares in issue during the year.

3. Note 11 to the original accounts is replaced by the following:

Land and developments

	Group 1995 Revised	**Company 1995**	Group 1994	Company 1994
	£000	**£000**	£000	£000
Land held for development	**7,563**	**150**	10,384	430
Developments in progress	**2,212**	**3**	603	58
	9,775	**153**	10,987	488

Certain land included in land held for development is the subject of a legal charge as security for the settlement of the deferred land payments totalling £1,256,000 as well as to secure the performance of obligations of the Group to carry out certain infrastructure works on the land and adjoining areas.

In addition land included in land held for development has been charged as security for bank borrowings and certain other loan facilities granted to the Company and its subsidiary undertakings. (See revised note 5).

The Group's interest in certain other development land, which is included at a cost of £1,473,000 consists of an agreement to lease the land and buildings from a local authority for a term of 125 years, the lease to be entered into when development is complete.

Revised notes

4. Note 12 to the original accounts is replaced by the following:

Debtors

	Group 1995 Revised £000	**Company 1995 £000**	Group 1994 £000	Company 1994 £000
Amounts falling due within one year:				
Trade debtors	**614**	**60**	76	34
Deposit	**500**	**–**	500	–
Amounts owed by Group undertakings	**–**	**10,712**	–	9,768
Provisions against amounts owed by Group undertakings	**–**	**–**	–	(409)
Other debtors	**534**	**36**	–	–
Prepayments and accrued income	**70**	**21**	21	15
	1,718	**10,829**	597	9,408
Amounts falling due after more than one year:				
Trade debtors	**750**	**–**	–	–

The deposit represents a cash sum held by solicitors in client's account. The deposited sum stands charged pursuant to obligations relating to infrastructure works to be undertaken on land owned. The amount is not refundable in whole or in part but will be used to fund infrastructure expenditure.

5. Note 13 to the original accounts is replaced by the following:

Creditors: amounts falling due within one year

	Group 1995 Revised £000	**Company 1995 £000**	Group 1994 £000	Company 1994 £000
Bank loans and overdrafts	**843**	**209**	268	250
Other loans	**1,250**	**–**	–	–
Trade creditors	**1,199**	**624**	305	38
Amounts owed to Group undertakings	**–**	**1,363**	–	–
Other taxation and social security	**275**	**–**	52	–
Other creditors	**701**	**153**	443	317
Accruals and deferred income	**332**	**128**	42	18
	4,600	**2,477**	1,110	623

Bank borrowings and other loans are secured as detailed in revised note 3.

6. Note 16 to the original accounts is replaced by the following and is only revised in respect of Group figures:

Reserves

	Share exchange units £000	Share premium account £000	Profit and loss account Revised £000	Total Revised £000
Group				
At 1 April 1994	16,309	10,136	(23,107)	3,338
Loss for year	–	–	(599)	(599)
At 31 March 1995	16,309	10,136	(23,706)	2,739

7. Note 18 to the original accounts is replaced by the following:

Reconciliation of movement in shareholders' funds

	1995 Revised £000	1994 £000
Loss for the financial year	**(599)**	(1,580)
New shares issued in year net of issue cost	**-**	10,542
Issue of share exchange units	**-**	16,309
Goodwill written off	**-**	(55)
Net (subtraction from)/addition to shareholders' funds/(deficit)	**(599)**	25,216
Opening shareholders' funds/(deficit)	**9,530**	(15,686)
Closing shareholders' funds	**8,931**	9,530

8. Note 19 to the original accounts is replaced by the following:

Reconciliation of operating loss to net cash outflow from operating activities

	1995 Revised £000	1994 £000
Operating loss	**(446)**	(1,595)
Non cash element of exceptional items	**-**	314
Depreciation and amortisation	**21**	4
Decrease/(increase) in land and developments	**1,212**	(8,067)
Increase in debtors	**(1,871)**	(243)
Increase in creditors	**825**	1,998
Sales generated with no cash consideration	**(800)**	–
Income from interest in associated undertaking	**(9)**	–
Net cash outflow from operating activities	**(1,068)**	(7,589)

Revised notes

9. Note 20 to the original accounts is replaced by the following:

Analysis of cash and cash equivalents as shown in the balance sheet

	Cash at bank and in hand	Bank loans and overdrafts Revised	Total Revised
	£000	£000	£000
1 April 1994	264	(268)	(4)
Net cash inflow/(outflow) for year	71	(575)	(504)
31 March 1995	335	(843)	(508)

10. The second paragraph in note 24 to the original accounts is replaced by the following paragraph:

Contingent liabilities

Kent International Business Park Limited has agreed, as agent, to assist a company which has purchased 15 acres of the Kent land for £1,500,000 to find purchasers of that land. In the event that eventual disposal by the purchaser to other parties realises proceeds of less than £1,875,000 in aggregate, Kent International Business Park Limited has an obligation to make up the shortfall. However, Kent International Business Park Limited participates in any surplus over £1,875,000.The sale proceeds of £1,000,000 received on 30 March 1995 have been included within other loans (see revised note 5). The balance of £500,000 due from the other party will be included in other loans in 1996. The £375,000 difference will be accrued as interest over the expected term of the arrangement commencing in 1996 but the other party has the right to claim the shortfall earlier should it complete the sale of part or all of the land below £125,000 per acre. Kent International Business Park Limited can at its own option purchase part or all of the land sold at the greater of open market value or £125,000 per acre.

Supplementary note to the accounts

for the year to 31 March 1995

Report of the auditors to the shareholders of Wiggins Group plc

We have audited the revised accounts of Wiggins Group plc for the year to 31 March 1995 which have been prepared under the historical cost convention and accounting policies set out on pages 18 and 19 in the original accounts and on page 7 of these revised accounts. The revised accounts replace the original accounts approved by the directors on 15 September 1995 and consist of the attached supplementary note together with the original accounts, which were dated 15 September 1995.

Respective responsibilities of directors and auditors

As described on page 9 of the original accounts the Company's directors are responsible for the preparation of the accounts. It is our responsibility to form an independent opinion, based on our audit, on these revised accounts and to report our opinion to you. We are also required to report whether in our opinion the original accounts failed to comply with the requirements of the Companies Act 1985 in the respects identified by the directors.

Basis of opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's and the Company's circumstances, consistently applied and adequately disclosed. The audit of revised accounts includes the performance of additional procedures to assess whether the revisions made by the directors are appropriate and have been properly made.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the revised accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall presentation of information in the revised accounts.

Opinion

In our opinion the revised accounts give a true and fair view, seen as at 15 September 1995, the date the original accounts were approved, of the state of the Group's and Company's affairs as at 31 March 1995 and of the Group's loss for the year then ended and have been properly prepared in accordance with the provisions of the Companies Act 1985 as they have effect under The Companies (Revision of Defective Accounts and Report) Regulations 1990.

In our opinion the original accounts for the year ended 31 March 1995 failed to comply with the requirements of the Companies Act 1985 for the reasons identified by the directors on pages 1 and 2 of the supplementary note.

HLB Kidsons
Registered Auditors
Chartered Accountants

Ocean House
Waterloo Lane
Chelmsford
Essex CM1 1BD
Date: 6 March 2001

WIGGINS GROUP PLC

SUPPLEMENTARY NOTE TO THE ACCOUNTS

FOR THE YEAR ENDED 31 MARCH 1996

Supplementary Note to the Accounts

for the year to 31 March 1996

The Financial Reporting Review Panel ("the Panel"), which had previously opened an enquiry into the accounts of the Wiggins Group for the year ended 31 March 1999, extended its enquiry in respect of the treatment of revenue from contracts for the sale of land to the Wiggins Group accounts for the years ended 31 March 1996 to 1998 by its letter of 27 June 2000. The Panel's opinion is that revenue should not have been recognised if the Company had not yet completed the earnings process sufficiently to entitle it to recognise the revenue at the balance sheet date.

In the course of dealing with the Panel's enquiry, it came to the Company's attention that certain contracts entered into in 1996, with a cumulative value of £2,338,000, were recorded in the Wiggins Group accounts for the year ended 31 March 1996 where the Company had not yet completed the earnings process sufficiently to entitle it to recognise the revenue. Two of the contracts had been reversed in the Wiggins Group accounts for the year ended 31 March 1997 and the other contract had been reversed in the Wiggins Group accounts for the year ended 31 March 1998. In addition, £250,000 of revenue had been recognised in 1996 in connection with the Fairfield Park development which was dependent upon acquiring satisfactory outline planning approval.

The Directors have decided to revise the accounts for the year ended 31 March 1996 by removing the three already reversed contracts from that year and the £250,000 of revenue recognised in connection with Fairfield.

In addition the Panel questioned the treatment of the Wiggins Group plc Retirement Life Assurance and Disability Scheme (the "Scheme"). The Scheme was closed to new members following the reorganisation of the Group in 1993 but had, apart from pensioners and deferred pensions, one active member who was on long term disability and whose employers contributions were paid by the insurers to the disability scheme. The actuary to the Scheme regarded it as a live Scheme because of this one member. The directors have now agreed that it should be treated as a closed Scheme in conformity with SSAP 24 and therefore any deficit should be charged to the profit and loss account. At 6 April 1996 the valuation of the Scheme showed a deficit of £258,000 of which £100,000 was provided in the year ended 31 March 1995. The balance of the deficit is provided for in these revised accounts.

In 1995 the Group had agreed, as agent, to assist a company to whom land had been sold for £1,500,000 to find purchasers of that land. In the event that eventual disposal to other parties realised proceeds of less than £1,875,000 in aggregate, the Group was obliged to make up the shortfall. In addition, the sale was conditional on the completion within twelve months of the sale completion date of certain infrastructure works.

On the grounds that the Group had not completed the earnings process sufficiently to entitle it to recognise this revenue and in recognition of the financing nature of the transaction, the Directors have decided to remove the £1,308,000 profit originally recognised in respect of the above contract in 1995 and to reinstate the land in the balance sheet at its cost of £192,000. The sales proceeds, being £1,000,000 received on 30 March 1995 and £500,000 on 24 June 1995, have been reclassified as a loan. Interest totalling £375,000 will be accrued over the expected term of the arrangement, with £148,000 being charged in the revised profit and loss account for 1996 (1995: nil).

As a result of the changes made in respect of the matters referred to above, there is a consequential amendment to the directors' report.

The 1996 consolidated cash flow statement has been revised to show £500,000 being the balance of the proceeds of the sale reversed in the 1995 accounts as a short-term loan. The cash inflow from operating activities has accordingly been decreased by £500,000. A further adjustment has been made to reclassify another short-term borrowing of £100,000, which was previously included within cash equivalents, as an inflow in the financing section.

Finally, the accounting policy on turnover has been changed to refer to the earnings process having to be sufficiently complete and it also includes an additional reference to other sales which was omitted from the original accounts.

The Directors are, by this note, revising the directors' report and accounts in accordance with Statutory Instrument 2570 Companies (Revision of Defective Accounts and Report) Regulations 1990, which permits revision by way of supplementary note. The following pages revise the original directors' report, consolidated profit and loss account, statement of total recognised gains and losses, consolidated balance sheet and consolidated cash flow statement of the Group for the year ended 31 March 1996, by inclusion of a revised consolidated profit and loss account, statement of total recognised gains and losses, consolidated balance sheet and consolidated cash flow statement, together with supporting amendments to the directors' report and notes to the accounts, and are to be treated as forming part of the original directors' report and accounts. The directors' report and accounts have been revised as at the date of the original accounts and not as at the date of the revision and accordingly do not deal with events or changes in Accounting Standards between those dates.

As a result of the revisions, the profit on ordinary activities before taxation as originally stated of £1,008,000 (1995: £709,000) is changed to a loss of £905,000 (1995: revised loss of £599,000). Other changes are summarised below:

	1996 Increases £000	**1996 Decreases £000**	1995 Increases £000	1995 Decreases £000
Consolidated profit and loss account				
Turnover		**2,588**		1,500
Cost of sales		**981**		192
Administrative expenses	**158**			
Net interest payable	**148**			
Profit for the financial year after taxation		**1,913**		1,308
Consolidated balance sheet				
Stocks and work in progress	**763**		192	
Debtors:				
Amounts falling due within one year		**1,813**		500
Amounts falling due after more than one year		**700**		
Creditors: *amounts falling due within one year*	**1,471**		1,000	
Reserves		**3,221**		1,308

Accordingly the original accounts are revised as follows:

- the original directors' report is not revised apart from paragraph 3, Review of the business and future trading prospects, as set out on page 4.
- the original consolidated profit and loss account and statement of total recognised gains and losses is replaced by the revised consolidated profit and loss account and statement of total recognised gains and losses as set out on page 5.
- the original consolidated balance sheet of the Group is replaced by the revised consolidated balance sheet as set out on page 6.
- The original consolidated cash flow statement of the Group is replaced by the revised consolidated cash flow statement as set out on page 7.
- certain of the original notes, as set out below, are replaced by the revised notes which are reproduced on pages 8 to 15.

Supplementary Note to the Accounts

for the year to 31 March 1996

- Accounting policies (revised accounting policies) – Turnover and pensions
- Note 1 (revised note 1) – Turnover and (loss)/profit on ordinary activities before taxation
- Note 3 (revised note 2) – Employees
- Note 5 (revised note 3) – Net interest payable
- Note 8 (revised note 4) – Loss per share
- Note 11 (revised note 5) – Stocks and work in progress
- Note 12 (revised note 6) – Debtors
- Note 13 (revised note 7) – Creditors: amounts falling due within one year
- Note 16 (revised note 8) – Reserves
- Note 18 (revised note 9) – Reconciliation of movement in shareholders' funds
- Note 19 (revised note 10) – Reconciliation of operating loss to net cash inflow/(outflow) from operating activities
- Note 20 (revised note 11) – Analysis of cash and cash equivalents in the balance sheet
- Note 21 (revised note 12) – Analysis of changes in financing during the year
- Note 22 (revised note 13) – Pension arrangements
- Note 24 (revised note 14) – Contingent liabilities

This supplementary note and the revised accounts for the year ended 31 March 1996 were approved and signed on behalf of the board of directors on 6 March 2001.

W W C Syson
Chairman

G Lansbury
Director

Directors' report

The Review of the business and future trading prospects section of the original directors' report for the year ended 31 March 1996 is replaced by the following:

Review of the business and future trading prospects

During the year, after long negotiations, the Company has been successful in obtaining an initial £5 million of public sector funding to provide the infrastructure for the development of Kent International Business Park.

During the year the Group has acquired Cadbury House Club which has incurred a loss in the period which includes the start up and reorganisation costs. It is the intention of the Group to develop a hotel in association with the club and it is felt that the longer term prospects are favourable.

Progress has been made on the developments started in 1994, particularly Lincoln and Kent, which will provide the future profits for the Group.

Consolidated Profit and Loss Account

for the year ended 31 March 1996

	Notes Original accounts	Supp note	Acquisitions	Continuing operations Revised	1996 Revised	1995 Revised
			£000	£000	£000	£000
Turnover	1	1	990	3,304	4,294	4,904
Cost of sales			(590)	(3,333)	(3,923)	(3,671)
Gross profit/(loss)			400	(29)	371	1,233
Administrative expenses			(580)	(478)	(1,058)	(1,688)
Share of profits of associated undertakings			–	17	17	9
Operating loss	2	–	(180)	(490)	(670)	(446)
Net interest payable	5	3			(235)	(153)
Loss on ordinary activities before taxation					(905)	(599)
Taxation on loss on ordinary activities	6	–			–	–
Loss for the financial year	16	8			(905)	(599)
Loss per share	8	4			(0.18)p	(0.12)p

There were no recognised gains or losses other than the loss for the financial year of £905,000 (Revised 1995: £599,000).

Consolidated Balance Sheet

as at 31 March 1996

	Notes Original accounts	Supp note	1996 Revised £000	1995 Revised £000
Tangible fixed assets	9	–	404	37
Fixed asset investments	10	–	6,389	6,577
			6,793	6,614
Current assets				
Stocks and work in progress	11	5	8,380	9,775
Debtors:	12	6		
Amounts falling due within one year			4,031	1,718
Amounts falling due after more than one year			384	750
Cash at bank and in hand			11	335
			12,806	12,578
Creditors: amounts falling due within one year	13	7	(6,305)	(4,600)
Net current assets			6,501	7,978
Total assets less current liabilities			13,294	14,592
Creditors: amounts falling due after more than one year	14	–	(5,118)	(5,661)
Net assets			8,176	8,931
Capital and reserves				
Called up share capital	15	–	6,259	6,192
Reserves	16	8	1,917	2,739
Equity shareholders' funds	18	9	8,176	8,931

Consolidated cash flow statement

for the year ended 31 March 1996

	Notes		1996		1995	
	Original	Supp	Revised		Revised	
	accounts	note	£000	£000	£000	£000
Net cash inflow/(outflow) from operating activities	19	10		395		(1,068)
Returns on investments and servicing of finance						
Interest received			59		2	
Interest paid			(142)		(155)	
Interest element of hire purchase payments			(4)		–	
				(87)		(153)
Investing activities						
Purchase of fixed asset investments			(500)		(529)	
Purchase of tangible fixed assets			(136)		(7)	
Proceeds from sale of tangible fixed assets			2		3	
Net cash outflow from investing activities				(634)		(533)
Net cash outflow before financing				(326)		(1,754)
Financing						
Issue of ordinary share capital			150		–	
Capital element of hire purchase payments			(21)		–	
Receipt from short term borrowings			600		1,250	
Net cash inflow from financing	21	12		729		1,250
Increase/(decrease) in cash and cash equivalents	20	11		403		(504)

Accounting Policies

The accounting policy for turnover is replaced by the following and a new policy is inserted for pensions as set out below.

Turnover
Residential property sales are recognised at the date of legal completion. Commercial property sales are recognised at the date of exchange of contract, providing the Group is reasonably assured of the receipt of the sale proceeds and that the earnings process is sufficiently complete. Other sales are based on invoices issued during the year.

Pensions
Certain employees are members of a company sponsored pension arrangement in their own names, to which the Group makes contributions which are charged to the profit and loss account when incurred.

The Group also operates a pension scheme (The Wiggins Group plc Retirement Life Assurance and Disability Scheme) providing benefits based on final pensionable pay. This scheme is closed to new entrants and there is only one member (who can no longer work and draws benefits under Permanent Health Insurance cover provided by the company) who is accruing benefits. Contributions to the Scheme are charged to the profit and loss account so as to spread the cost of pensions over the employees' working lives within the Group.

Revised notes

1. Note 1 to the original accounts is replaced by the following:

Turnover and (loss)/profit on ordinary activities before taxation

	Turnover		(Loss)/profit on ordinary activities before taxation	
	1996 Revised £000	1995 Revised £000	**1996 Revised £000**	1995 Revised £000
Property development	**3,304**	4,904	**(29)**	1,233
Leisure	**990**	–	**400**	–
Administrative expenses	**–**	–	**(1,058)**	(1,688)
Net interest (see revised note 3)	**–**	–	**(235)**	(153)
Share of profit of associated undertakings	**–**	–	**17**	9
	4,294	4,904	**(905)**	(599)

The Group's turnover arises wholly within the United Kingdom.

The Group's policy is to write off all overhead and indirect expenditure relating to possible developments as incurred. Administrative expenses have been reduced by an exceptional credit of £1,100,000, a contribution towards past such expenditure following successful negotiations with a prime contractor to carry out the Group's developments at Kingsbury and Kent.

2. Note 3 to the original accounts is replaced by the following:

Employees

	1996 Number	1995 Number
The average weekly number of employees, including directors, was:		
Property development and housebuilding	**6**	15
Administration	**11**	10
Leisure	**36**	–
	53	25

	1996 Revised £000	1995 £000
Payroll costs were:		
Wages and salaries	**1,010**	845
Social security costs	**88**	79
Other pension costs (see revised note 13)	**210**	117
	1,308	1,041

2. Note 3 to the original accounts is replaced by the following continued:

Executives' options

As at 31 March 1996 the following options issued in accordance with the rules of the executive share option scheme were outstanding:

As at 1 April 1995 and 31 March 1996	Option price	From	To
8,000,000	2.50p	Mar 1997	Oct 2004
400,000	2.50p	Aug 1997	Aug 2004
400,000	6.00p	Aug 1997	Aug 2004
1,000,000	4.75p	Jan 1998	Jan 2005

3. Note 5 to the original accounts is replaced by the following:

Net interest payable

	1996 Revised £000	1995 £000
Interest payable on bank loans and overdrafts and other loans repayable within five years	**(275)**	(155)
Hire purchase charges	**(4)**	–
Other interest	**(15)**	–
	(294)	(155)
Interest receivable	**59**	2
Net interest payable	**(235)**	(153)

4. Note 8 to the original accounts is replaced by the following:

Loss per share

The calculation of loss per Ordinary Share is based on the loss on ordinary activities after taxation of £905,000 (Revised 1995 – £599,000) and on 492,582,436 Ordinary Shares (1995 – 492,122,162) being the weighted average number of shares in issue during the year.

Revised notes

5. Note 11 to the original accounts is replaced by the following:

Stocks and work in progress

	Group 1996 Revised £000	Company 1996 £000	Group 1995 Revised £000	Company 1995 £000
Land held for development	**5,678**	**150**	7,563	150
Developments in progress	**2,651**	**3**	2,212	3
Other stocks	**51**	**–**	–	–
	8,380	**153**	9,775	153

Certain land included in land held for development is the subject of a legal charge as security for the settlement of the deferred land payments totalling £1,006,000 as well as to secure the performance of obligations of the Group to carry out certain infrastructure works on the land and adjoining areas.

In addition land included in land held for development has been charged as security for loan facilities granted to a subsidiary undertaking, (see revised note 7) and for payments due under an agreement with a contractor for the provision of infrastructure works at one of the Group's development sites.

The Group's interest in certain other development land, which is included at a cost of £1,425,000 consists of an agreement to lease the land and buildings from a local authority for a term of 125 years, the lease to be entered into when development is complete.

6. Note 12 to the original accounts is replaced by the following:

Debtors

	Group 1996 Revised £000	Company 1996 £000	Group 1995 Revised £000	Company 1995 £000
Amounts falling due within one year:				
Trade debtors	**2,086**	**–**	614	60
Deposit	**261**	**–**	500	–
Amounts owed by Group undertakings	**–**	**10,867**	–	10,712
Other debtors	**520**	**92**	534	36
Prepayments and accrued income	**1,164**	**7**	70	21
	4,031	**10,966**	1,718	10,829
Amounts falling due after more than one year:				
Trade debtors	**384**	**–**	750	–

The deposit represents a cash sum held by solicitors in client's account. The deposited sum stands charged pursuant to obligations relating to infrastructure works to be undertaken on land owned. The amount is not refundable in whole or in part but is being used to fund infrastructure expenditure.

Included in trade debtors falling due within one year is a sum of £100,000 which has been charged as security for payments due under an agreement for the provision of infrastructure works.

7. Note 13 to the original accounts is replaced by the following:

Creditors: amounts falling due within one year

	Group 1996 Revised £000	**Company 1996 £000**	Group 1995 Revised £000	Company 1995 £000
Bank loans and overdrafts	**116**	**116**	843	209
Other loans	**1,850**	**–**	1,250	–
Trade creditors	**2,422**	**750**	1,199	624
Deferred payments	**620**	**620**	–	–
Amounts owed to Group undertakings	**–**	**1,278**	–	1,363
Other taxation and social security	**570**	**–**	275	–
Hire purchase creditors	**23**	**–**	–	–
Other creditors	**148**	**31**	701	153
Accruals and deferred income	**556**	**25**	332	128
	6,305	**2,820**	4,600	2,477

Certain trade creditors are secured as detailed in note 10 to the original accounts.

Other loans are secured as detailed in revised note 5.

8. Note 16 to the original accounts is replaced by the following and is only revised in respect of Group figures:

Reserves

	Share exchange units £000	Share premium account £000	Profit and loss account Revised £000	Total Revised £000
Group				
At 1 April 1995	16,309	10,136	(23,706)	2,739
Loss for year	–	–	(905)	(905)
Premium arising on conversion of share exchange units	(12,035)	12,028	–	(7)
Premium on share options	–	90	–	90
At 31 March 1996	**4,274**	**22,254**	**(24,611)**	**1,917**

Revised notes

9. Note 18 to the original accounts is replaced by the following:

Reconciliation of movement in shareholders' funds

	1996 Revised £000	1995 Revised £000
Loss for the financial year	**(905)**	(599)
New shares issued for cash	**150**	–
Net subtraction from shareholders' funds	**(755)**	(599)
Opening shareholders' funds	**8,931**	9,530
Closing shareholders' funds	**8,176**	8,931

10. Note 19 to the original accounts is replaced by the following:

Reconciliation of operating loss to net cash inflow/(outflow) from operating activities

	1996 Revised £000	1995 Revised £000
Operating loss	**(670)**	(446)
Loss on disposal of shares in associated undertaking	**56**	–
Depreciation and amortisation	**50**	21
Decrease in stocks and work in progress	**1,238**	1,212
Increase in debtors	**(1,784)**	(1,871)
Increase in creditors	**1,522**	825
Sales generated with no cash consideration	**–**	(800)
Income from interest in associated undertaking	**(17)**	(9)
Net cash inflow/(outflow) from operating activities	**395**	(1,068)

11. Note 20 to the original accounts is replaced by the following:

Analysis of cash and cash equivalents as shown in the balance sheet

	Cash at bank and in hand £000	Bank loans and overdrafts Revised £000	Total Revised £000
At 1 April 1994	264	(268)	(4)
Net cash inflow/(outflow) for year	71	(575)	(504)
At 31 March 1995	335	(843)	(508)
Net cash (outflow)/inflow for year	(324)	727	403
At 31 March 1996	11	(116)	(105)

12. Note 21 to the original accounts is replaced by the following:

Analysis of changes in financing during the year

	Share capital (including premium) £000	Hire purchase obligations £000	Short term borrowings Revised £000	Total Revised £000
At 1 April 1995	16,328	–	1,250	17,578
New hire purchase contracts	–	65	–	65
Cash inflow/(outflow) from financing	150	(21)	600	729
Conversion of share exchange units	12,035	–	–	12,035
At 31 March 1996	28,513	44	1,850	30,407

13. Note 22 to the original accounts is replaced by the following:

Pension arrangements

The existing Wiggins Group plc Retirement Life Assurance and Disability Scheme (the "Scheme") providing benefits based on final pensionable pay remains in place. Only one member, an employee who can no longer work and who draws benefits from Permanent Health Insurance cover, continues to accrue benefits under the Scheme. Employer contributions to the Scheme are recovered from the provider of the Permanent Health Insurance.

The Scheme was valued as at 6 April 1996 by a qualified actuary. The market value of the Scheme's assets at this date was £2,965,000 which represented, on a contracted out basis, 92 per cent of the priority benefits that had accrued to members. The assumptions which have the most significant effect on the results of the valuation are as follows:-

i) Cash equivalents have been calculated by reference to standard mortality tables and on the assumption that 90% of members are married and that wives are 3 years younger than their husbands.

ii) Calculations have been based on an assumed long term investment yield of 9% per annum and then a market level adjustment factor has been applied.

iii) Full allowance has been made for increases in pensions in payment in accordance with the scheme rules. Allowance has also been made for increases to preserved pension benefits in the period prior to Normal Pension Date where part of the pensions in excess of the Guaranteed Minimum Pensions is increased in deferment, future increases have been assumed at 5 per cent per annum.

Wiggins Group plc has accepted its liability to the Scheme's Trustees to provide funds to meet pension obligations. The Company has agreed a schedule of contributions with the Scheme's Trustees which commit the Company to contributions totalling £380,000. Full provision for the deficiency of £258,000 has been made, £100,000 in the year to 31 March 1995 and £158,000 in the year to 31 March 1996.

No new members have been or will be admitted to the Scheme.

Revised notes

14. The second paragraph in note 24 to the original accounts is replaced by the following new paragraph:

Contingent liabilities

Kent International Business Park Limited has agreed, as agent, to assist a company which has purchased 15 acres of the Kent land for £1,500,000 to find purchasers of that land. In the event that eventual disposal by the purchaser to other parties realises proceeds of less than £1,875,000 in aggregate, Kent International Business Park Limited has an obligation to make up the shortfall. However, Kent International Business Park Limited participates in any surplus over £1,875,000. The sale proceeds of £1,500,000 have been included within other loans (see revised note 7) and the £375,000 difference will be accrued over the expected term of the arrangement. £148,000 has been provided in these revised accounts but the other party has the right to claim the shortfall earlier should it complete the sale of part or all of the land below £125,000 per acre. In the absence of such a claim, the outstanding balance of £227,000 will be provided over the remaining expected term of the arrangement. Kent International Business Park Limited can at its own option purchase part or all of the land sold at the greater of open market value or £125,000 per acre.

Supplementary note to the accounts

for the year to 31 March 1996

Report of the auditors to the shareholders of Wiggins Group plc

We have audited the revised accounts of Wiggins Group plc for the year to 31 March 1996 which have been prepared under the historical cost convention and accounting policies set out on pages 20 and 21 in the original accounts and on page 8 of these revised accounts. The revised accounts replace the original accounts approved by the directors on 27 September 1996 and consist of the attached supplementary note together with the original accounts, which were dated 27 September 1996.

Respective responsibilities of directors and auditors

As described on page 9 of the original accounts the Company's directors are responsible for the preparation of the accounts. It is our responsibility to form an independent opinion, based on our audit, on these revised accounts and to report our opinion to you. We are also required to report whether in our opinion the original accounts failed to comply with the requirements of the Companies Act 1985 in the respects identified by the directors.

Basis of opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's and the Company's circumstances, consistently applied and adequately disclosed. The audit of the revised accounts includes the performance of additional procedures to assess whether the revisions made by the directors are appropriate and have been properly made.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the revised accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall presentation of information in the revised accounts.

Opinion

In our opinion the revised accounts give a true and fair view, seen as at 27 September 1996, the date the original accounts were approved, of the state of affairs of the Group and Company as at 31 March 1996 and of the loss of the Group for the year then ended and have been properly prepared in accordance with the provisions of the Companies Act 1985 as they have effect under The Companies (Revision of Defective Accounts and Report) Regulations 1990.

In our opinion the original accounts for the year ended 31 March 1996 failed to comply with the requirements of the Companies Act 1985 for the reasons identified by the directors on pages 1 to 3 of the supplementary note.

Ocean House
Waterloo Lane
Chelmsford
Essex CM1 1BD
Date: 6 March 2001

HLB Kidsons
Registered Auditors
Chartered Accountants

WIGGINS GROUP PLC

SUPPLEMENTARY NOTE TO THE ACCOUNTS

FOR THE YEAR ENDED 31 MARCH 1997

Supplementary Note to the Accounts

for the year to 31 March 1997

The Financial Reporting Review Panel ("the Panel"), which had previously opened an enquiry into the accounts of the Wiggins Group for the year ended 31 March 1999, extended its enquiry in respect of the treatment of revenue from contracts for the sale of land to the Wiggins Group accounts for the years ended 31 March 1996 to 1998 by its letter of 27 June 2000. The Panel's opinion is that revenue should not have been recognised if the Company had not yet completed the earnings process sufficiently to entitle it to recognise the revenue at the balance sheet date.

In 1997 contracts for the sale of land at Fairfield totalling £17,130,000 were entered into with various housebuilders. The completion of these contracts was dependent upon acquiring satisfactory outline planning approval.

The Directors have decided that it is appropriate because the Company had not yet completed the earnings process sufficiently to entitle it to recognise the Fairfield revenue at the balance sheet date to revise the accounts for the year ended 31 March 1997 and to remove the Fairfield revenue originally recognised in those accounts.

Two contracts for the sale of land entered into in 1996, with a cumulative value of £1,525,000, were reversed in the Wiggins Group accounts for the year ended 1997. These contracts have been removed from the Wiggins Group accounts for the year ended 31 March 1996 in the revised accounts for that year. Accordingly, the original reversal of these two contracts is not shown in these revised accounts.

In addition the Panel questioned the treatment of the Wiggins Group plc Retirement Life Assurance and Disability Scheme (the "Scheme"). The Scheme was closed to new members following the reorganisation of the Group in 1993 but had, apart from pensioners and deferred pensions, one active member who was on long term disability and whose employers contributions were paid by the insurers to the disability scheme. The actuary to the Scheme regarded it as a live Scheme because of this one member. The directors have now agreed that it should be treated as a closed Scheme in conformity with SSAP 24 and therefore any deficit should be charged to the profit and loss account. At 6 April 1996 the valuation of the Scheme showed a deficit of £258,000 of which £100,000 was provided in the year ended 31 March 1995 and the balance of the deficit was provided in the year ended 31 March 1996. In the year ended 31 March 1997 a further payment of £60,000 was paid towards the deficit of which £13,000 was charged to interest payable.

In 1995 the Group had agreed, as agent, to assist a company to whom land had been sold for £1,500,000 to find purchasers of that land. In the event that eventual disposal to other parties realised proceeds of less than £1,875,000 in aggregate, the Group was obliged to make up the shortfall. In addition, the sale was conditional on the completion within twelve months of the sale completion date of certain infrastructure works.

On the grounds that the Company had not completed the earnings process sufficiently to entitle it to recognise this revenue and in recognition of the financing nature of the transaction, the Directors have decided to remove the £1,308,000 profit originally recognised in respect of the above contract in 1995 and to reinstate the land in the balance sheet at its cost of £192,000. The £1,500,000 sales proceeds have been reclassified as a loan together with accrued interest of £284,000. Interest totalling £375,000 will be accrued over the expected term of the arrangement, with £136,000 being charged in the revised profit and loss account for 1997 (1996: £148,000).

As a result of the changes made in respect of the matters referred to above, there is a consequential amendment to the directors' report.

The accounting policy on turnover has been changed to refer to the earnings process having to be sufficiently complete and it also includes an additional reference to other sales which was omitted from the original accounts.

The Directors are, by this note, revising the directors' report and accounts in accordance with Statutory Instrument 2570 Companies (Revision of Defective Accounts and Report) Regulations 1990, which permits revision by way of supplementary note. The following pages revise the original directors' report, consolidated profit and loss account, statement of total recognised gains and losses, consolidated balance sheet and consolidated cash flow statement of the Group for the year ended 31 March 1997, by inclusion of a revised consolidated profit and loss account, statement of total recognised gains and losses, consolidated balance sheet and consolidated cash flow statement, together with supporting amendments to the directors' report and notes to the accounts, and are to be treated as forming part of the original directors' report and

accounts. The directors' report and accounts have been revised as at the date of the original accounts and not as at the date of the revision and accordingly do not deal with events or changes in Accounting Standards between those dates.

As a result of the revisions, the profit on ordinary activities before taxation as originally stated of £4,879,000 (1996: £1,008,000) is changed to a loss of £5,290,000 (1996: revised loss of £905,000). The original tax charge of £1,409,000 has been reversed as no tax liability arises in respect of the year ended 31 March 1997. The consolidated cash flow statement for 1997 has been amended because £13,000 of the contributions paid to the Scheme has been reclassified as interest paid.

Other changes are summarised below:

	1997 Increases £000	**1997 Decreases £000**	1996 Increases £000	1996 Decreases £000
Consolidated profit and loss account				
Turnover		**15,605**		2,588
Cost of sales		**5,525**		981
Administrative expenses		**60**	158	
Net interest payable	**149**		148	
Taxation		**1,409**		
Profit for the financial year after taxation		**8,760**		1,913
Consolidated balance sheet				
Stocks and work in progress		**5,289**	763	
Debtors:				
Amounts falling due within one year		**7,905**		1,813
Amounts falling due after more than one year		**8,958**		700
Creditors: amounts due within one year		**6,988**	1,471	
Creditors: amounts falling due after more than one year		**3,183**		
Reserves		**11,981**		3,221

Accordingly the original accounts are revised as follows:

- the original directors' report is not revised apart from the paragraph on Review of the business and future trading prospects, as set out on page 4.
- the original consolidated profit and loss account and statement of recognised gains and losses of the Group is replaced by the revised consolidated profit and loss account and statement of recognised gains and losses as set out on page 5.
- the original consolidated balance sheet of the Group is replaced by the revised consolidated balance sheet as set out on page 6.
- the original consolidated cash flow statement of the Group is replaced by the revised consolidated cash flow statement as set out on page 7.
- certain of the original notes, as set out below, are replaced by the revised notes which are reproduced on pages 8 to 15.

Supplementary Note to the Accounts

for the year to 31 March 1997

- Accounting policies (revised accounting policies) – Turnover and pensions
- Note 1 (revised note 1) – Turnover and (loss)/profit on ordinary activities before taxation
- Note 4 (revised note 2) – Employees
- Note 6 (revised note 3) – Net interest payable
- Note 7 (revised note 4) – Taxation on loss on ordinary activities
- Note 9 (revised note 5) – Loss per share
- Note 12 (revised note 6) – Stocks and work in progress
- Note 13 (revised note 7) – Debtors
- Note 14 (revised note 8) – Creditors: amounts falling due within one year
- Note 15 (revised note 9) – Creditors: amounts falling due after more than one year
- Note 17 (revised note 10) – Reserves
- Note 19 (revised note 11) – Reconciliation of movement in equity shareholders' funds
- Note 20 (a), (b) and (c) (revised note 12) – Note to the cash flow statement
- Note 21 (revised note 13) – Pension arrangements
- Note 23 (revised note 14) – Contingent liabilities

This supplementary note and the revised accounts for the year ended 31 March 1997 were approved and signed on behalf of the board of directors on 6 March 2001.

W W C Syson
Chairman

G Lansbury
Director

Directors' report

The Review of the business and future trading prospects section of the original directors' report for the year ended 31 March 1997 is replaced by the following:

Review of the business and future trading prospects
Progress has continued during the past year on the Group's developments which will provide future growth for the Group.

Consolidated Profit and Loss Account

for the year ended 31 March 1997

	Notes		1997	1996
	Original accounts	**Supp note**	**Revised £000**	Revised £000
Turnover	**1**	**1**	**4,298**	4,294
Cost of sales			**(2,439)**	(3,923)
Provision against work in progress			**(2,256)**	–
Gross (loss)/profit			**(397)**	371
Administrative expenses			**(2,788)**	(2,158)
Exceptional item	**3**	**-**	**(1,100)**	1,100
Share of (loss)/profits of associated undertakings			**(737)**	17
Operating loss	**2**	**-**	**(5,022)**	(670)
Net interest payable	**6**	**3**	**(268)**	(235)
Loss on ordinary activities before taxation			**(5,290)**	(905)
Taxation on loss on ordinary activities	**7**	**4**	**-**	-
Loss for the financial year	**17**	**10**	**(5,290)**	(905)
Loss per share	**9**	**5**	**(1.01)p**	(0.18)p

There were no recognised gains or losses other than the loss for the financial year of £5,290,000 (Revised 1996:- £905,000)

Consolidated Balance Sheet

as at 31 March 1997

	Notes Original accounts	Supp note	1997 Revised £000	1996 Revised £000	*Unaudited pro forma 1997 Revised £000
Tangible fixed assets	10	–	**417**	404	26,347
Fixed asset investments	11	–	**5,500**	6,389	1,151
			5,917	6,793	27,498
Current assets					
Stocks and work in progress	12	6	**7,389**	8,380	7,562
Debtors:	13	7			
Amounts falling due within one year			**4,367**	4,031	5,000
Amounts falling due after more than one year			**379**	384	379
Cash at bank and in hand			**253**	11	4,015
			12,388	12,806	16,956
Creditors: amounts falling due within one year	14	8	**(10,628)**	(6,305)	(16,081)
Net current assets			**1,760**	6,501	875
Total assets less current liabilities			**7,677**	13,294	28,373
Creditors: *amounts falling due after more than one year*	15	9	**(2,144)**	(5,118)	(10,286)
Deferred taxation					(160)
Net assets			**5,533**	8,176	17,927
Capital and reserves					
Called up share capital	16	–	**6,708**	6,259	7,972
Reserves	17	10	**(1,175)**	1,917	9,955
Equity shareholders' funds	19	11	**5,533**	8,176	17,927

*See note 24 to the original accounts

Consolidated Cash Flow Statement

for the year ended 31 March 1997

	Notes		1997		1996	
	Original accounts	**Supp note**	**Revised**		Revised	
			£000	**£000**	£000	£000
Net cash (outflow)/inflow from operating activities	**20a**	**12a**		**(2,379)**		395
Returns on investments and servicing of finance						
Interest received			**28**		59	
Interest paid			**(151)**		(142)	
Interest element of hire purchase payments			**(6)**		(4)	
				(129)		(87)
Investing activities						
Purchase of fixed asset investments			**(500)**		(500)	
Purchase of tangible fixed assets			**(80)**		(136)	
Proceeds from sale of tangible fixed assets			**1**		2	
Net cash outflow from investing activities				**(579)**		(634)
Net cash outflow before financing				**(3,087)**		(326)
Financing						
Issue of ordinary share capital			**2,711**		150	
Capital element of hire purchase payments			**(28)**		(21)	
Share issue expenses			**(64)**		–	
(Repayment of)/receipts from short term borrowings			**(75)**		600	
				2,544		729
(Decrease)/increase in cash	**20c**	**12c**		**(543)**		403

Accounting policies

The accounting policy for turnover is replaced by the following and a new policy is inserted for pensions as set out below.

Turnover
Residential property sales are recognised at the date of legal completion. Commercial property sales are recognised at the date of exchange of contract, providing the Group is reasonably assured of the receipt of the sale proceeds and that the earnings process is sufficiently complete. Other sales are based on invoices issued during the year.

Pensions
Certain employees are members of a company sponsored pension arrangement in their own names, to which the Group makes contributions which are charged to the profit and loss account when incurred.

The Group also operates a pension scheme (The Wiggins Group Retirement Life Assurance and Disability Scheme) providing benefits based on final pensionable pay. This scheme is closed to new entrants and there is only one member (who can no longer work and draws benefits under Permanent Health Insurance cover provided by the company) who is accruing benefits. Contributions to the Scheme are charged to the profit and loss account so as to spread the cost of pensions over the employees' working lives within the Group.

1. Note 1 to the original accounts is replaced by the following:

Turnover and (loss)/profit on ordinary activities before taxation

	Turnover		(Loss)/profit on ordinary activities before taxation	
	1997 Revised £000	1996 Revised £000	**1997 Revised £000**	1996 Revised £000
Property development	**3,091**	3,304	**(3,949)**	(457)
Leisure	**1,207**	990	**(336)**	(230)
Net interest (revised note 3)	**–**	–	**(268)**	(235)
Share of (loss)/profit of associated undertaking	**–**	–	**(737)**	17
	4,298	4,294	**(5,290)**	(905)

The Group's turnover arises wholly within the United Kingdom.

The net assets employed in the leisure activities are not material.

2. Note 4 to the original accounts is replaced by the following:

Employees

	1997 Number	1996 Number
The average weekly number of employees, including directors, was:		
Property development and housebuilding	**6**	6
Administration	**11**	11
Leisure	**37**	36
	54	53

	1997 Revised £000	1996 Revised £000
Payroll costs were:		
Wages and salaries	**1,287**	1,010
Social security costs	**104**	88
Other pension costs (see revised note 13)	**34**	210
	1,425	1,308

Accounting policies

2. Note 4 to the original accounts is replaced by the following continued:

Executives' options

As at 31 March 1997 the following options issued in accordance with the rules of the executive share option scheme were unexercised:

As at 1 April 1996	As at 31 March 1997	Option price	From	To
8,000,000	2,000,000	2.50p	Mar 1997	Oct 2004
400,000	400,000	2.50p	Aug 1997	Aug 2004
400,000	400,000	6.00p	Aug 1997	Aug 2004
1,000,000	1,000,000	4.75p	Jan 1998	Jan 2005
–	6,380,000	7.25p	Dec 1999	Dec 2006
–	1,120,000	7.25p	Apr 2001	Dec 2003
–	2,000,000	10.00p	Mar 2000	Mar 2007

3. Note 6 to the original accounts is replaced by the following:

Net interest payable

	1997 Revised £000	1996 Revised £000
Interest payable on bank loans and overdrafts and other loans repayable within five years	**245**	275
Hire purchase charges	**6**	4
Other interest	**45**	15
	296	294
Interest receivable	**(28)**	(59)
Net interest payable	**268**	235

4. Note 7 to the accounts is replaced by the following:

Taxation on loss on ordinary activities

There is no Corporation Tax liability on the results for the year (1996 – £nil).

5. Note 9 to the accounts is replaced by the following:

Loss per share

The calculation of loss per Ordinary Share is based on the loss on ordinary activities after taxation of £5,290,000 (Revised 1996 – £905,000) and on 525,499,406 Ordinary Shares (1996 – 492,582,436) being the weighted average number of shares in issue during the year.

Revised notes

6. Note 12 to the original accounts is replaced by the following:

Stocks and work in progress

	Group 1997 Revised £000	**Company 1997 £000**	Group 1996 Revised £000	Company 1996 £000
Land held for development	**3,188**	**150**	5,678	150
Developments in progress	**4,151**	**15**	2,651	3
Other stocks	**50**	**50**	51	–
	7,389	**215**	8,380	153

Certain land included in land held for development is the subject of a legal charge as security for the settlement of the deferred land payments totalling £483,000 as well as to secure the performance of obligations of the Group to carry out certain infrastructure works on the land and adjoining areas.

In addition land included in land held for development has been charged as security for loan facilities granted to a subsidiary undertaking (see revised note 8).

A provision has been made against the cost of land and work in progress on one site amounting to £2,256,000 which is subject to a claim by the Group for damages.

7. Note 13 to the original accounts is replaced by the following:

Debtors

	Group 1997 Revised £000	**Company 1997 £000**	Group 1996 Revised £000	Company 1996 £000
Amounts falling due within one year:				
Trade debtors	**3,287**	**23**	2,086	–
Deposit	**167**	**–**	261	–
Amounts owed by Group undertakings	**–**	**17,033**	–	10,867
Other debtors	**800**	**94**	520	92
Prepayments and accrued income	**113**	**260**	1,164	7
	4,367	**17,410**	4,031	10,966
Amounts falling due after more than one year:				
Trade debtors	**379**	**–**	384	–

The deposit represents a cash sum held by solicitors in client's account. The deposited sum stands charged pursuant to obligations relating to infrastructure works to be undertaken on land owned. The amount is not refundable in whole or in part but is being used to fund infrastructure expenditure.

Revised notes

8. Note 14 to the original accounts is replaced by the following:

Creditors: amounts falling due within one year

	Group 1997 Revised £000	Company 1997 £000	Group 1996 Revised £000	Company 1996 £000
Bank loans and overdrafts	**901**	**901**	116	116
Other loans	**1,775**	**-**	1,850	–
Trade creditors	**3,556**	**1,217**	2,422	750
Deferred payments	**2,491**	**2,167**	620	620
Amounts owed to Group undertakings	**-**	**375**	–	1,278
Other taxation and social security	**223**	**216**	570	–
Hire purchase creditors	**17**	**5**	23	–
Other creditors	**317**	**194**	148	31
Accruals and deferred income	**1,348**	**93**	556	25
	10,628	**5,168**	6,305	2,820

Other loans are secured as detailed in revised note 6.

9. Note 15 to the original accounts is replaced by the following:

Creditors: amounts falling after more than one year

	Group 1997 Revised £000	Company 1997 £000	Group 1996 £000	Company 1996 £000
Trade creditors	**-**	**-**	456	-
Deferred payments (see below)	**2,118**	**2,118**	4,641	4,035
Hire purchase creditor	**26**	**13**	21	-
	2,144	**2,131**	5,118	4,035
Deferred land payments				
Between 1 and 2 years	-	-	506	-
Deferred consideration for investments				
Between 1 and 2 years	**2,068**	**2,068**	1,965	1,965
Between 2 and 5 years	**-**	**-**	2,070	2,070
	2,068	**2,068**	4,035	4,035
Deferred lease premium payment	**50**	**50**	100	-
Total deferred payments	**2,118**	**2,118**	4,641	4,035

The deferred land payments are secured as detailed in revised note 6.

Deferred consideration for investments is secured by a charge over the relevant shares in Tomorrows Leisure PLC.

10. Note 17 to the original accounts is replaced by the following and is only revised in respect of Group figures:

Reserves

	Share exchange units £000	Share premium account £000	Profit and loss account Revised £000	Total Revised £000
Group				
At 1 April 1996	4,274	22,254	(24,611)	1,917
Loss for year	–	–	(5,290)	(5,290)
Premium arising on conversion of share exchange units	(3,884)	3,880	–	(4)
Premium on share placements	–	2,112	–	2,112
Premium on share options	–	90	–	90
At 31 March 1997	390	28,336	(29,901)	(1,175)

11. Note 19 to the original accounts is replaced by the following:

Reconciliation of movement in equity shareholders' funds

	1997 Revised £000	1996 Revised £000
Loss for the financial year	**(5,290)**	(905)
New shares issued for cash	**2,647**	150
Net subtraction from equity shareholders' funds	**(2,643)**	(755)
Opening equity shareholders' funds	**8,176**	8,931
Closing equity shareholders' funds	**5,533**	8,176

Revised notes

12. Notes 20 (a), (b) and (c) to the original accounts are replaced by the following:

Note to the cash flow statement

a) Reconciliation of operating loss to net cash(outflow)/inflow from operating activities

	1997 Revised £000	1996 Revised £000
Operating loss	**(5,022)**	(670)
Loss on disposal of shares in associated undertaking	**46**	56
Depreciation and amortisation	**64**	50
Provision against fixed asset investment	**51**	–
Decrease in stocks and work in progress	**991**	1,238
Increase in debtors	**(331)**	(1,784)
Increase in creditors	**1,084**	1,522
Loss/(profit) from interest in associated undertaking	**737**	(17)
Loss on sale of tangible fixed assets	**1**	–
Net cash (outflow)/inflow from operating activities	**(2,379)**	395

b) Reconciliation of net cash to movements in net debt

	1997 Revised £000	1996 Revised £000
(Decrease)/increase in cash in the year	**(543)**	403
Cash outflow/(inflow) from decrease/(increase) in borrowings and lease and hire purchase contracts	**103**	(579)
Change in net debt in the year	**(440)**	(176)
New lease and hire purchase	**(28)**	(65)
Movements in net debt in the year	**(468)**	(241)
Net debt at 1 April 1996	**(1,999)**	(1,758)
Net debt at 31 March 1997	**(2,467)**	(1,999)

c) Analysis of changes in debt

	1 April 1996 Revised £000	Cash flows £000	Other non-cash changes £000	31 March 1997 Revised £000
Cash in hand and at bank	11	242	–	**253**
Bank loans and overdrafts	(116)	(785)	–	**(901)**
	(105)	(543)	–	**(648)**
Debt due within one year	(1,850)	75		**(1,775)**
Hire purchase and finance leases	(44)	28	(28)	**(44)**
	(1,894)	103	(28)	**(1,819)**
Total	(1,999)	(440)	(28)	**(2,467)**

13. Note 21 to the original accounts is replaced by the following:

Pension arrangements

The existing Wiggins Group plc Retirement Life Assurance and Disability Scheme (the "Scheme") providing benefits based on final pensionable pay remains in place. Only one member, an employee who can no longer work and who draws benefits from Permanent Health Insurance cover, continues to accrue benefits under the Scheme. Employer contributions to the Scheme are recovered from the provider of the Permanent Health Insurance.

The Scheme was valued as at 6 April 1996 by a qualified actuary. The market value of the Scheme's assets at this date was £2,965,000 which represented, on a contracted out basis, 92 per cent of the priority benefits that had accrued to members. The assumptions which have the most significant effect on the results of the valuation are as follows:-

i) Cash equivalents have been calculated by reference to standard mortality tables and on the assumption that 90% of members are married and that wives are 3 years younger than their husbands.

ii) Calculations have been based on an assumed long term investment yield of 9% per annum and then a market level adjustment factor has been applied.

iii) Full allowance has been made for increases in pensions in payment in accordance with the Scheme rules. Allowance has also been made for increases to preserved pension benefits in the period prior to Normal Pension Date where part of the pensions in excess of the Guaranteed Minimum Pensions is increased in deferment, future increases have been assumed at 5 per cent per annum.

Wiggins Group plc has accepted its liability to the Scheme's Trustees to provide funds to meet pension obligations. The Company has agreed a schedule of contributions with the Scheme's Trustees which commit the Company to contributions totalling £380,000.

During the year ended 31 March 1997 the Group made contributions towards the deficiency totalling £60,000. Of this contribution, £13,000 was charged to other interest, and £47,000 was applied against the deficiency of £258,000 as provided at 31 March 1996.

No new members have been or will be admitted to the Scheme.

14. The second paragraph in note 23 to the original accounts is replaced by the following paragraph:

Contingent liabilities

Kent International Business Park Limited has agreed, as agent, to assist a company which has purchased 15 acres of the Kent land for £1,500,000 to find purchasers of that land. In the event that eventual disposal by the purchaser to other parties realises proceeds of less than £1,875,000 in aggregate, Kent International Business Park Limited has an obligation to make up the shortfall. However, Kent International Business Park Limited participates in any surplus over £1,875,000. The sale proceeds of £1,500,000 have been included within other loans (see revised note 8) and the £375,000 difference will be accrued over the expected term of the arrangement. £136,000 has been provided in these revised accounts for 1997 (1996: £148,000) but the other party has the right to claim the shortfall earlier should it complete the sale of part or all of the land below £125,000 per acre. In the absence of such a claim, the outstanding balance of £91,000 will be provided over the remaining expected term of the arrangement. Kent International Business Park Limited can at its own option purchase part or all of the land sold at the greater of open market value or £125,000 per acre.

Supplementary note to the accounts

for the year to 31 March 1997

Report of the auditors to the shareholders of Wiggins Group plc

We have audited the revised accounts (excluding the pro forma consolidated balance sheet at 31 March 1997 shown on page 8) of Wiggins Group plc for the year to 31 March 1997 which have been prepared under the historical cost convention and accounting policies set out on pages 22 and 23 in the original accounts and on page 8 of these revised accounts. The revised accounts replace the original accounts approved by the directors on 17 September 1997 and consist of the attached supplementary note together with the original accounts, which were dated 17 September 1997.

Respective responsibilities of directors and auditors

As described on page 13 of the original accounts the Company's directors are responsible for the preparation of the accounts. It is our responsibility to form an independent opinion, based on our audit, on these revised accounts and to report our opinion to you. We are also required to report whether in our opinion the original accounts failed to comply with the requirements of the Companies Act in the respects identified by the directors.

Basis of opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's and the Company's circumstances, consistently applied and adequately disclosed. The audit of the revised accounts includes the performance of additional procedures to assess whether the revisions made by the directors are appropriate and have been properly made.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the revised accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall presentation of information in the revised accounts.

Opinion

In our opinion the revised accounts give a true and fair view, seen as at 17 September 1997, the date the original accounts were approved, of the state of affairs of the Group and Company as at 31 March 1997 and of the loss of the Group for the year then ended and have been properly prepared in accordance with the provisions of the Companies Act 1985 as they have effect under The Companies (Revision of Defective Accounts and Report) Regulations 1990.

In our opinion the original accounts for the year ended 31 March 1997 failed to comply with the requirements of the Companies Act 1985 for the reasons identified by the directors on pages 1 to 3 of the supplementary note.

HLB Kidsons
Registered Auditors
Chartered Accountants

Ocean House
Waterloo Lane
Chelmsford
Essex CM1 1BD
Date: 6 March 2001

WIGGINS GROUP PLC

SUPPLEMENTARY NOTE TO THE ACCOUNTS

FOR THE YEAR ENDED 31 MARCH 1998

Supplementary Note to the Accounts

for the year to 31 March 1998

The Financial Reporting Review Panel ("the Panel"), which had previously opened an enquiry into the accounts of the Wiggins Group for the year ended 31 March 1999, extended its enquiry in respect of the treatment of revenue from contracts for the sale of land to the Wiggins Group accounts for the years ended 31 March 1996 to 1998 by its letter of 27 June 2000. The Panel's opinion is that revenue should not have been recognised if the Company had not yet completed the earnings process sufficiently to entitle it to recognise the revenue at the balance sheet date.

In 1998 contracts for the sale of land at Fairfield totalling £7,553,000 were entered into with various housebuilders. The completion of these contracts was dependent upon acquiring satisfactory outline planning approval.

The Directors have decided that it is appropriate because the Company had not yet completed the earnings process sufficiently to entitle it to recognise the Fairfield revenue at the balance sheet date to revise the accounts for the year ended 31 March 1998 and to remove the Fairfield revenue originally recognised in those accounts.

In the original 1998 accounts, approximately £200,000 of costs connected to the PlaneStation project had been carried forward within prepayments. To avoid the possibility that the treatment of similar costs in the revised accounts for the year ended 31 March 2000 might be inconsistent with the treatment in the 1998 accounts, the Directors have decided to treat the deferral of these costs in the original accounts as an error. Administrative expenses have accordingly been increased by £200,000 in the revised accounts.

The balance sheet of the Company has been adjusted by the write off of £200,000 PlaneStation costs included within prepayments and a reduction of £200,000 in the Corporation Tax charge for the year.

A contract for the sale of land entered into in 1996, with a value of £812,500 was reversed in the Wiggins Group accounts for the year ended 31 March 1998. This contract has been removed from the Wiggins Group accounts for the year ended 31 March 1996 in the revised accounts for the period. Accordingly, the original reversal of this contract is not shown in these revised accounts.

In 1995 the Group had agreed, as agent, to assist a company to whom land had been sold for £1,500,000 to find purchasers of that land. In the event that eventual disposal to other parties realised proceeds of less than £1,875,000 in aggregate, the Group was obliged to make up the shortfall. In addition, the sale was conditional on the completion within twelve months of the sale completion date of certain infrastructure works. In 1998, following the acquisition of Kent International Airport PLC, the Group wished to control all land which would be necessary for the development of the airport. Accordingly, the land was repurchased by the Group for £1,875,000 under an option granted at the time of the sale.

On the grounds that the Company had not completed the earnings process sufficiently to entitle it to recognise this revenue and in recognition of the financing nature of the transaction, the Directors have decided to remove the £1,308,000 profit originally recognised in respect of the above contract in 1995 and to reduce the carrying value of the land in the balance sheet from £1,875,000 to its original cost of £192,000. Interest totalling £375,000 has now been charged over the term of the arrangement, with £91,000 being charged in the revised profit and loss account for 1998 (1997: £136,000).

In addition the Panel questioned the treatment of the Wiggins Group plc Retirement Life Assurance and Disability Scheme (the "Scheme"). The Scheme was closed to new members following the reorganisation of the Group in 1993 but had, apart from pensioners and deferred pensions, one active member who was on long term disability and whose employers contributions were paid by the insurers to the disability scheme. The actuary to the Scheme regarded it as a live Scheme because of this one member. The directors have now agreed that it should be treated as a closed Scheme in conformity with SSAP 24 and therefore any deficit should be charged to the profit and loss account. At 5 April 1997 the valuation of the Scheme showed a deficit of £172,000. The Group had already provided in full for the reported deficiency at 6 April 1996 which provision after allowing for contributions to the Scheme in the year to 31 March 1997 stood at £211,000. £39,000 has been released to the profit and loss account in the year to 31 March 1998 to reduce the provision to that currently assessed. During the year to 31 March 1998 the Group contributed £20,000 to the Scheme. Interest accrued on the deficiency, £24,000 has been charged to other interest and the pension charge has been reduced by £59,000.

As a result of the changes made in respect of the matters referred to above, there is a consequential amendment to the directors' report.

The accounting policy on turnover has been changed to refer to the earnings process having to be sufficiently complete and it also includes an additional reference to other sales which was omitted from the original accounts.

The Directors are, by this note, revising the directors' report and accounts in accordance with Statutory Instrument 2570 Companies (Revision of Defective Accounts and Report) Regulations 1990, which permits revision by way of supplementary note. The following pages revise the original directors' report, consolidated profit and loss account, statement of total recognised gains and losses, consolidated balance sheet, company balance sheet and consolidated cash flow statement of the Group for the year ended 31 March 1998, by inclusion of a revised consolidated profit and loss account, statement of total recognised gains and losses, consolidated balance sheet, company balance sheet and consolidated cash flow statement, together with supporting amendments to the directors' report and notes to the accounts, and are to be treated as forming part of the original directors' report and accounts. The directors' report and accounts have been revised as at the date of the original accounts and not as at the date of the revision and accordingly do not deal with events or changes in Accounting Standards between those dates.

As a result of the revisions, the profit on ordinary activities before taxation as originally stated of £5,109,000 (1997: £4,879,000) is changed to a loss of £3,427,000 (1997: revised loss of £5,290,000). The original tax charge of £717,000 (1997: £1,409,000) has been reversed as no tax liability arises in respect of the year ended 31 March 1998. The consolidated cash flow statement for 1998 has been amended because £20,000 (1997: £13,000) of the contributions paid to the Scheme has been reclassified as interest paid. Also £1,875,000 paid as a result of the Group's decision to re-acquire land at Kent and previously included as an operating cash flow has now been treated as interest paid, £375,000 and the repayment of short term debt, £1,500,000.

Other changes are summarised below:

	1998 Increases £000	**1998 Decreases £000**	1997 Increases £000	1997 Decreases £000
Consolidated profit and loss account				
Turnover		**6,740**		15,605
Cost of sales	**1,540**			5,525
Administrative expenses	**141**			60
Net interest payable	**115**		149	
Taxation		**717**		1,409
Profit for the financial year after taxation		**7,819**		8,760
Consolidated balance sheet				
Stocks and work in progress		**6,343**		5,289
Debtors:				
Amounts falling due within one year		**4,213**		7,905
Amounts falling due after more than one year		**19,087**		8,958
Creditors: amounts due within one year		**6,698**		6,988
Creditors: amounts falling due after more than one year		**3,145**		3,183
Reserves		**19,800**		11,981

Supplementary Note to the Accounts

for the year to 31 March 1998

Accordingly the original accounts are revised as follows:

- the original directors' report is not revised apart from the paragraph on Review of the business and future trading prospects, as set out on page 4.
- the original consolidated profit and loss account and statement of total recognised gains and losses of the Group is replaced by the revised consolidated profit and loss account and statement of total recognised gains and losses as set out on page 5.
- the original consolidated balance sheet of the Group is replaced by the revised consolidated balance sheet as set out on page 6.
- the original company balance sheet is replaced by the revised company balance sheet as set out on page 7.
- the original consolidated cash flow statement of the Group is replaced by the revised consolidated cash flow statement as set out on page 8.
- certain of the original notes, as set out below, are replaced by the revised notes which are reproduced on pages 9 to 16.
- Accounting policies (revised accounting policies) – Turnover and pensions
- Note 1 (revised note 1) – Turnover and (loss)/profit on ordinary activities before taxation
- Note 4 (revised note 2) – Employees
- Note 6 (revised note 3) – Net interest payable
- Note 7 (revised note 4) – Taxation on loss on ordinary activities
- Note 9 (revised note 5) – Loss per share
- Note 12 (revised note 6) – Stocks and work in progress
- Note 13 (revised note 7) – Debtors
- Note 14 (revised note 8) – Creditors: amounts falling due within one year
- Note 15 (revised note 9) – Creditors: amounts falling due after more than one year
- Note 17 (revised note 10) – Reserves
- Note 19 (revised note 11) – Reconciliation of movement in equity shareholders' funds
- Notes 20 (a), (b) and (c) (revised note 12) – Note to the cash flow statement
- Note 22 (revised note 13) – Pension arrangements

This supplementary note and the revised accounts for the year ended 31 March 1998 were approved and signed on behalf of the board of directors on 6 March 2001.

W W C Syson
Chairman

G Lansbury
Director

Directors' report

The Review of the business and future trading prospects section of the original directors' report for the year ended 31 March 1998 is replaced by the following:

Review of the business and future trading prospects

In July 1997 the Group acquired Kent International Airport PLC which has a lease of 115 years remaining over 38 acres of Manston Airport comprising the passenger terminal, maintenance and cargo hangars and other airport related buildings.

The Company has announced that it has signed a contract with the Ministry of Defence for the acquisition of the freehold of Manston Airport for £4.75 million. The site comprises 700 acres. This purchase lays the foundation for a significant new earnings stream.

Consolidated Profit and Loss Account

for the year ended 31 March 1998

	Notes		1998				1997
				Discontinued	Continuing		
			Acquisitions	operations	operations		
	Original	Supp			Revised	Revised	Revised
	accounts	note	£000	£000	£000	£000	£000
Turnover	1	1	2,652	2,733	5,708	11,093	4,298
Cost of sales			(1,687)	(1,429)	(5,043)	(8,159)	(2,439)
Provision against work in progress			–	–	(20)	(20)	(2,256)
Gross profit/(loss)			965	1,304	645	2,914	(397)
Administrative expenses			(1,432)	(975)	(3,714)	(6,121)	(2,788)
Exceptional item	3	–	–	–	–	–	(1,100)
Share of loss of associated undertakings			–	–	–	–	(737)
Operating (loss)/profit	2	–	(467)	329	(3,069)	(3,207)	(5,022)
Profit on sale of freehold property in discontinued operation						869	–
Net interest payable	6	3				(1,089)	(268)
Loss on ordinary activities before taxation						(3,427)	(5,290)
Taxation on loss on ordinary activities	7	4				–	–
Loss for the financial year	17	10				(3,427)	(5,290)
Loss per share	9	5				(0.50)p	(1.01)p

There were no recognised gains or losses other than the loss for the financial year of £3,427,000 (Revised 1997:- £5,290,000)

Consolidated Balance Sheet

as at 31 March 1998

	Notes Original accounts	Supp note	1998 Revised £000	1997 Revised £000
Tangible fixed assets	10	–	22,335	417
Fixed asset investments	11	–	1,010	5,500
			23,345	5,917
Current assets				
Stocks and work in progress	12	6	8,788	7,389
Debtors:	13	7		
Amounts falling due within one year			2,635	4,367
Amounts falling due after more than one year			–	379
Cash at bank and in hand			145	253
			11,568	12,388
Creditors: amounts falling due within one year	14	8	(15,929)	(10,628)
Net current (liabilities)/assets			(4,361)	1,760
Total assets less current liabilities			18,984	7,677
Creditors: amounts falling due after more than one year	15	9	(1,284)	(2,144)
Net assets			17,700	5,533
Capital and reserves				
Called up share capital	16	–	8,243	6,708
Reserves	17	10	9,457	(1,175)
Equity shareholders' funds	19	11	17,700	5,533

Company Balance Sheet

as at 31 March 1998

	Notes		1998	1997
	Original accounts	Supp note	Revised £000	£000
Tangible fixed assets	10	–	3,779	358
Fixed asset investments	11	–	16,878	4,507
			20,657	4,865
Current assets				
Stocks and work in progress	12	–	210	215
Debtors	13	7	23,959	17,410
Cash at bank and in hand			–	237
			24,169	17,862
Creditors: amounts falling due within one year	14	8	(13,761)	(5,168)
Net current assets			10,408	12,694
Total assets less current liabilities			31,065	17,559
Creditors: amounts falling due after more than one year	15	–	–	(2,131)
Net assets			31,065	15,428
Capital and reserves				
Called up share capital	16	–	8,243	6,708
Reserves	17	–	22,822	8,720
Equity shareholders' funds			31,065	15,428

Consolidated Cash Flow Statement

for the year ended 31 March 1998

	Notes		1998		1997	
	Original accounts	**Supp note**	**Revised**		Revised	
			£000	**£000**	£000	£000
Net cash outflow from operating activities	**20a**	**12a**		**(2,196)**		(2,379)
Returns on investments and servicing of finance						
Interest received			**60**		28	
Interest paid			**(1,246)**		(151)	
Interest element of hire purchase payments			**(9)**		(6)	
				(1,195)		(129)
Capital expenditure and financial investment						
Purchase of fixed asset investments			**(152)**		(500)	
Purchase of tangible fixed assets			**(2,986)**		(80)	
Proceeds from sale of tangible fixed assets			**11,709**		1	
				8,571		(579)
Acquisitions						
Purchase of subsidiary undertakings			**(6,215)**		–	
Net cash acquired with subsidiary undertakings			**1,661**		–	
				(4,554)		–
				626		(3,087)
Financing						
Issue of ordinary share capital			**2,882**		2,711	
Capital element of hire purchase payments			**(83)**		(28)	
Share issue expenses			**(333)**		(64)	
Repayment of short term borrowings			**(3,395)**		(75)	
				(929)		2,544
Decrease in cash	**20c**	**12c**		**(303)**		(543)

Accounting policies

The accounting policy for turnover and pensions are replaced by the following.

Turnover

Residential property sales are recognised at the date of legal completion. Commercial property sales are recognised at the date of exchange of contract, providing the Group is reasonably assured of the receipt of the sale proceeds and that the earnings process is sufficiently complete. Other sales are based on invoices issued during the year.

Pensions

Certain employees are members of a company sponsored pension arrangement in their own names, to which the Group makes contributions which are charged to the profit and loss account when incurred.

The Group also operates a pension scheme (The Wiggins Group Retirement Life Assurance and Disability Scheme) providing benefits based on final pensionable pay. This scheme is closed to new entrants and there is only one member (who can no longer work and draws benefits under Permanent Health Insurance cover provided by the company) who is accruing benefits. Contributions to the Scheme are charged to the profit and loss account so as to spread the cost of pensions over the employees' working lives within the Group.

Revised notes

1. Note 1 to the original accounts is replaced by the following:

Turnover and (loss)/profit on ordinary activities before taxation

	Turnover					(Loss)/profit on ordinary activities before taxation					Net assets employed
	Acquisitions £000	Discontinued operations £000	Continuing operations Revised £000	**1998 Revised £000**	1997 Revised £000	Acquisitions £000	Discontinued operations £000	Continuing operations Revised £000	**1998 Revised £000**	1997 Revised £000	**1998 Revised £000**
Property development	–	–	4,417	**4,417**	3,091	–	–	(3,159)	**(3,159)**	(3,949)	**(3,981)**
Leisure	1,465	2,733	1,291	**5,489**	1,207	(470)	329	90	**(51)**	(336)	**17,173**
Airport operations	1,187	–	–	**1,187**	–	3	–	–	**3**	–	**4,508**
Profit on disposal freehold property				**–**	–	–	869	–	**869**	–	**–**
Net interest (revised note 3)				**–**	–	–	(274)	(815)	**(1,089)**	(268)	**–**
Share of loss of associated undertaking				**–**	–	–	–	–	**–**	(737)	**–**
	2,652	2,733	5,708	**11,093**	4,298	(467)	924	(3,884)	**(3,427)**	(5,290)	**17,700**

The Group's turnover arises wholly within the United Kingdom.

The analysis of net assets employed in the previous year for leisure activities is not material.

2. Note 4 to the original accounts is replaced by the following:

Employees

	1998 Number	1997 Number
The average weekly number of employees, including directors, was:		
Property development and housebuilding	**6**	6
Administration	**31**	11
Leisure	**112**	37
Airport	**26**	–
Discontinued operations	**213**	–
	388	54

	1998 Revised £000	1997 Revised £000
Payroll costs were:		
Wages and salaries	**3,717**	1,287
Social security costs	**271**	104
Other pension costs (see revised note 13)	**(2)**	34
	3,986	1,425

Revised notes

2. Note 4 to the original accounts is replaced by the following continued:

Executives' options

As at 31 March 1998 the following options issued in accordance with the rules of the executive share option scheme were unexercised:

Executives' options

As at 1 April 1997	As at 31 March 1998	Option price	From	To
2,000,000	2,000,000	2.50p	Mar 1997	Oct 2004 *
400,000	300,000	2.50p	Aug 1997	Aug 2004 *
400,000	400,000	6.00p	Aug 1997	Aug 2004 *
1,000,000	350,000	4.75p	Jan 1998	Jan 2005 *
1,382,756	1,296,550	7.25p	Dec 1999	Dec 2006 !
1,120,000	3,703,450	7.25p	Apr 2001	Dec 2003 !
300,000	300,000	10.00p	Mar 2000	Mar 2007 *
1,700,000	1,700,000	10.00p	Mar 2002	Mar 2004 !
–	600,000	10.00p	Sep 2000	Sep 2007 *
–	1,750,000	10.00p	Sep 2002	Sep 2004 !

* There are performance criteria for these options.

! These options can only be exercised if certain criteria relating to the growth in earnings per share is met over a five year period.

3. Note 6 to the original accounts is replaced by the following:

Net interest payable

	1998 Revised £000	1997 Revised £000
Interest payable on bank loans and overdrafts and other loans repayable within five years	**468**	245
Hire purchase charges	**11**	6
Other interest	**670**	45
	1,149	296
Interest receivable	**(60)**	(28)
Net interest payable	**1,089**	268

4. Note 7 to the original accounts is replaced by the following:

Taxation on loss on ordinary activities

There is no Corporation Tax liability on the results for the year (Revised 1997 – £nil).

5. Note 9 to the original accounts is replaced by the following:

Loss per share

The calculation of loss per Ordinary Share is based on the loss on ordinary activities after taxation of £3,427,000 (Revised 1997 – £5,290,000) and on 685,467,724 Ordinary Shares (1997 – 525,499,406) being the weighted average number of shares in issue during the year.

6. Note 12 to the original accounts is replaced by the following:

Stocks and work in progress

	Group 1998 Revised £000	Company 1998 £000	Group 1997 Revised £000	Company 1997 £000
Land held for development	**3,624**	**158**	3,188	150
Developments in progress	**5,013**	**-**	4,151	15
Other stocks	**151**	**52**	50	50
	8,788	**210**	7,389	215

Land included in land held for development has been charged as security for loan facilities granted to a subsidiary undertaking (see revised note 8).

7. Note 13 to the original accounts is replaced by the following:

Debtors

	Group 1998 Revised £000	Company 1998 Revised £000	Group 1997 Revised £000	Company 1997 £000
Amounts falling due within one year:				
Trade debtors	**1,208**	**17**	3,287	23
Deposit	**25**	**–**	167	–
Amounts owed by Group undertakings	**-**	**23,669**	–	17,033
Other debtors	**1,052**	**74**	800	94
Prepayments and accrued income	**350**	**199**	113	260
	2,635	**23,959**	4,367	17,410
Amounts falling due after more than one year:				
Trade debtors	–	–	379	–

Revised notes

8. Note 14 to the original accounts is replaced by the following:

Creditors: amounts falling due within one year

	Group 1998 Revised £000	**Company 1998 Revised £000**	Group 1997 Revised £000	Company 1997 £000
Bank loans and overdrafts	**2,501**	**1,424**	901	901
Other loans	**4,981**	**4,800**	1,775	–
Trade creditors	**4,942**	**2,105**	3,556	1,217
Deferred payments	**965**	**–**	2,491	2,167
Amounts owed to Group undertakings	**–**	**4,410**	–	375
Corporation tax	**163**	**160**	–	–
Other taxation and social security	**561**	**234**	223	216
Hire purchase creditors	**56**	**13**	17	5
Other creditors	**516**	**122**	317	194
Accruals and deferred income	**1,244**	**493**	1,348	93
	15,929	**13,761**	10,628	5,168

Bank loans and overdrafts are secured on property held by the Group as fixed assets and for development.

Other loans are secured as detailed in revised note 6.

9. Note 15 to the original accounts is replaced by the following:

Creditors: amounts falling due after more than one year

	Group 1998 Revised £000	**Company 1998 £000**	Group 1997 Revised £000	Company 1997 £000
Trade creditors	**–**	**–**	–	–
Other loans	**109**	**–**	–	–
Deferred payments – due between 1 and 2 years	**1,169**	**–**	2,118	2,118
Hire purchase creditors	**6**	**–**	26	13
	1,284	**–**	2,144	2,131

Other loans of £109,000 are secured on property held by the Group as fixed assets and are due after more than 5 years.

10. Note 17 to the original accounts is replaced by the following and is only revised in respect of Group figures:

Reserves

	Share exchange units £000	Share premium account £000	Profit and loss account Revised £000	Other reserves £000	Total Revised £000
Group					
At 1 April 1997	390	28,336	(29,901)	–	(1,175)
Loss for year	–	–	(3,427)	–	(3,427)
Premium arising on purchase of Tomorrows Leisure PLC	–	10,965	–	–	10,965
Premium arising on share exchange units	(165)	164	–	–	(1)
Premium on share placements	–	2,519	–	–	2,519
Premium arising on share options	–	7	–	–	7
Share exchange units lapsed	(225)	–	225	–	–
Capital reserve arising on purchase of a subsidiary undertaking	–	–	–	569	569
At 31 March 1998	–	41,991	(33,103)	569	9,457

11. Note 19 to the original accounts is replaced by the following:

Reconciliation of movement in equity shareholders' funds

	1998 Revised £000	1997 Revised £000
Loss for the financial year	**(3,427)**	(5,290)
New shares issued in year for cash	**2,797**	2,647
New shares issued in year for the acquisition of Tomorrows Leisure PLC	**12,228**	-
Reserve arising on acquisition of a subsidiary undertaking	**569**	-
Net addition to /(subtraction from)equity shareholders' funds	**12,167**	(2,643)
Opening equity shareholders' funds	**5,533**	8,176
Closing equity shareholders' funds	**17,700**	5,533

Revised notes

12. Note 20 (a), (b) and (c) to the original accounts are replaced by the following:

Note to the cash flow statement

a) Reconciliation of operating loss to net cash outflow from operating activities

	1998 Revised £000	1997 Revised £000
Operating loss	**(3,207)**	(5,022)
Loss on disposal of shares in associated undertaking	**–**	46
Depreciation and amortisation	**296**	64
Provision against fixed asset investment	**141**	51
(Increase)/decrease in stocks and work in progress	**(1,161)**	991
Decrease/(increase) in debtors	**4,064**	(331)
(Decrease)/increase in creditors	**(2,333)**	1,084
Loss from interest in associated undertaking	**–**	737
Loss on sale of tangible fixed assets	**4**	1
Net cash outflow from operating activities	**(2,196)**	(2,379)

b) Reconciliation of net cash to movements in net debt

	1998 Revised £000	1997 Revised £000
Decrease in cash in the year	**(303)**	(543)
Cash outflow from decrease in borrowings and lease and hire purchase contracts	**3,478**	103
Change in net debt in the year	**3,175**	(440)
New lease and hire purchase	**–**	(28)
Acquisitions of loans and hire purchase	**(8,217)**	–
Movements in net debt in the year	**(5,042)**	(468)
Net debt at 1 April 1997	**(2,467)**	(1,999)
Net debt at 31 March 1998	**(7,509)**	(2,467)

c) Analysis of changes in debt

	1 April 1997 Revised £000	Cash flows Revised £000	Other non-cash changes £000	**31 March 1998 £000**
Cash in hand and at bank	253	(3,169)	3,061	**145**
Bank loans and overdrafts	(901)	2,866	(4,466)	**(2,501)**
	(648)	(303)	(1,405)	**(2,356)**
Debt due within one year	(1,775)	3,395	(6,601)	**(4,981)**
Debt due after more than one year	–	–	(110)	**(110)**
Hire purchase	(44)	83	(101)	**(62)**
	(1,819)	3,478	(6,812)	**(5,153)**
Total	(2,467)	3,175	(8,217)	**(7,509)**

13. Note 22 to the original accounts is replaced by the following:

Pension arrangements

The existing Wiggins Group plc Retirement Life Assurance and Disability Scheme (the "Scheme") providing benefits based on final pensionable pay remains in place. Only one member, an employee who can no longer work and who draws benefits from Permanent Health Insurance cover, continues to accrue benefits under the Scheme. Employer contributions to the Scheme are recovered from the provider of the Permanent Health Insurance.

The Scheme was valued as at 6 April 1997 by a qualified actuary. The market value of the Scheme's assets at this date was £3,266,934 which represented, on an ongoing valuation, past service basis, was 95 per cent of the benefits that had accrued to members. The assumptions which have the most significant effect on the results of the valuation are as follows:-

i) Cash equivalents have been calculated by reference to standard mortality tables and on the assumption that 90% of members are married and that wives are 3 years younger than their husbands.

ii) Calculations have been based on an assumed long term investment yield of 9% per annum and then a market level adjustment factor has been applied.

iii) Full allowance has been made for increases in pensions in payment in accordance with the Scheme rules. Allowance has also been made for increases to preserved pension benefits in the period prior to Normal Pension Date where part of the pensions in excess of the Guaranteed Minimum Pensions is increased in deferment, future increases have been assumed at 5 per cent per annum.

Wiggins Group plc has accepted its liability to the Scheme's Trustees to provide funds to meet their pensions obligations.

The valuation of the Scheme as at 6 April 1997 revealed a deficiency of £172,000. The Group had already provided in full for the reported deficiency as at 6 April 1996 for which the provision, after allowing for contributions to the Scheme in the year to 31 March 1997, stood at £211,000. £39,000 has been released to profit and loss account in the year to 31 March 1998 to reduce the provision to that currently assessed.

During the year to 31 March 1998 the Group contributed £20,000 to the Scheme. After taking into account interest charged during 1998 of £24,000, the provision increased by £4,000 to £176,000 at 31 March 1998.

No new members have been or will be admitted to the Scheme.

Supplementary note to the accounts

for the year to 31 March 1998

Report of the auditors to the shareholders of Wiggins Group plc

We have audited the revised accounts of Wiggins Group plc for the year to 31 March 1998 which have been prepared under the historical cost convention and accounting policies set out on pages 24 and 25 in the original accounts and on page 9 of these revised accounts. The revised accounts replace the original accounts approved by the directors on 24 September 1998 and consist of the attached supplementary note together with the original accounts, which were dated 24 September 1998.

Respective responsibilities of directors and auditors

As described on page 15 of the original accounts the Company's directors are responsible for the preparation of the accounts. It is our responsibility to form an independent opinion, based on our audit, on these revised accounts and to report our opinion to you. We are also required to report whether in our opinion the original accounts failed to comply with the requirements of the Companies Act in the respects identified by the directors.

Basis of opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's and the Company's circumstances, consistently applied and adequately disclosed. The audit of the revised accounts includes the performance of additional procedures to assess whether the revisions made by the directors are appropriate and have been properly made.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the revised accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall presentation of information in the revised accounts.

Opinion

In our opinion the revised accounts give a true and fair view, seen as at 24 September 1998, the date the original accounts were approved, of the state of affairs of the Group and Company as at 31 March 1998 and of the loss of the Group for the year then ended and have been properly prepared in accordance with the provisions of the Companies Act 1985 as they have effect under The Companies (Revision of Defective Accounts and Report) Regulations 1990.

In our opinion the original accounts for the year ended 31 March 1998 failed to comply with the requirements of the Companies Act 1985 for the reasons identified by the directors on pages 1 to 3 of the supplementary note.

Ocean House
Waterloo Lane
Chelmsford
Essex CM1 1BD
Date: 6 March 2001

HLB Kidsons
Registered Auditors
Chartered Accountants

WIGGINS GROUP PLC

SUPPLEMENTARY NOTE TO THE ACCOUNTS

FOR THE YEAR ENDED 31 MARCH 1999

Supplementary Note to the Accounts

for the year to 31 March 1999

The Financial Reporting Review Panel ("the Panel") opened an enquiry following the publication in August 1999 of the Wiggins Group accounts for the year ended 31 March 1999 ("the 1999 accounts") and the Company has been in discussions with the Panel to resolve the issues arising.

In summary, the Panel's issues were as follows:

Development expenditure

In the 1999 balance sheet the Company had capitalised £985,000 of expenditure in connection with the PlaneStation project as an intangible fixed asset in accordance with SSAP 13. The Directors believed that capitalisation of these costs was justified by the commercial viability of the project which involved the application of technical knowledge. In the Panel's opinion the nature of the expenditure did not properly qualify as development expenditure. The Directors now accept that the decision to classify these costs as development expenditure in the 1999 balance sheet was an error and they have written off the costs as an addition to administrative expenses in the years in which they were incurred, £200,000 in the year ended 31 March 1998 and £785,000 in the year ended 31 March 1999. The Company's balance sheet has been revised to reflect the £200,000 reduction in prepayments following the write off of PlaneStation costs in the year ended 31 March 1998 and the reversal of the £200,000 Corporation Tax charge for that year.

Revenue recognition

The Company's accounting policy for turnover in the 1999 accounts provided that revenue is recognised where contracts have been exchanged and the Group is reasonably assured of receipt of the sale proceeds.

Fairfield

In 1997 and 1998 contracts for the sale of land at Fairfield were entered into with various housebuilders. The completion of these contracts was dependent upon acquiring satisfactory outline planning approval. The Group negotiated replacement contracts with the housebuilders on 1 April 1999 which contained terms to the same effect. The Fairfield revenue from the replacement contracts was recognised in the 1999 accounts and the revenue recognised in respect of the earlier contracts was reversed, resulting in net incremental revenue of £1.555 million.

Manston

By heads of agreement entered into with MEPC dated 31 March 1999, the Group gave MEPC rights to acquire and develop 150 acres of land at Manston. The heads of agreement were turned into a contract on 29 July 1999. The Company recorded this in the 1999 accounts as revenue from a sale of 150 acres to MEPC in the amount of £15 million.

The same heads of agreement included a separate agreement for the sale to MEPC of 20 acres of land at Manston for £5 million. A separate contract for this sale was then signed on 29 July 1999. The Company recorded the sum of £5 million as revenue in the 1999 accounts.

The Panel's view was that the Fairfield and Manston transactions had not been accounted for in accordance with the stated accounting policy as contracts had not been exchanged during the year to 31 March 1999. The Panel also raised other concerns as to the timing of revenue recognition in respect of Fairfield and the 150 acres at Manston and whether the substance of the sale to MEPC of 20 acres of land at Manston was that of a financing arrangement and should be reflected as such in conformity with FRS 5.

Conclusion

The Directors have decided that it is appropriate to revise the accounts for the year ended 31 March 1999 by removing all the revenue recognised in respect of Fairfield and Manston from those accounts. The directors have also decided to amend the wording of the accounting policy for turnover to clarify the point at which it is appropriate to recognise revenue and to include an additional reference to other sales which was omitted from the original accounts.

Earnings per share

The Panel drew the Company's attention to the fact that the figure for diluted Earnings per share had not been correctly stated in the 1999 accounts. The Company has revisited the calculation in compliance with FRS 14 and revised note 5 shows the amendment.

Financial instruments

The Panel drew the Company's attention to the fact that the 1999 accounts did not comply with the requirement of FRS 13 to make certain disclosures in connection with financial instruments. The information which should have been included in the 1999 accounts is now included in supplementary note 14.

Pensions

In addition the Panel questioned the treatment of the Wiggins Group plc Retirement Life Assurance and Disability Scheme (the "Scheme"). The Scheme was closed to new members following the reorganisation of the Group in 1993 but had, apart from pensioners and deferred pensions, one active member who was on long term disability and whose employers contributions were paid by the insurers to the disability scheme. The actuary to the Scheme regarded it as a live Scheme because of this one member. The directors have now agreed that it should be treated as a closed Scheme in conformity with SSAP 24 and therefore any deficit should be charged to the profit and loss account. During the year to 31 March 1999 the Group has contributed £70,000 to the Scheme. After taking into account interest accrued in respect of the deficiency, £61,000 was allocated against the provision and £9,000 has been charged to other interest.

Consequential adjustment

In 1995 the Group had agreed, as agent, to assist a company to whom land had been sold for £1,500,000 to find purchasers of that land. In the event that eventual disposal to other parties realised proceeds of less than £1,875,000 in aggregate, the Group was obliged to make up the shortfall. In addition, the sale was conditional on the completion within twelve months of the sale completion date of certain infrastructure works. In 1998, following the acquisition of Kent International Airport PLC, the Group wished to control all land which would be necessary for the development of the airport. Accordingly, the land was repurchased by the Group for £1,875,000 under an option granted at the time of the sale.

On the grounds that the Company had not completed the earnings process sufficiently to entitle it to recognise this revenue and in recognition of the financing nature of the transaction, the Directors have now removed the £1,308,000 profit originally recognised in respect of the above contract in 1995 and have reduced the carrying value of the land in the balance sheet from £1,875,000 to its original cost of £192,000. Interest totalling £375,000 has now been charged over the term of the arrangement.

As a result of the changes made in respect of the matters referred to above, there is a consequential amendment to the directors' report.

The Directors are, by this note, revising the directors' report and accounts in accordance with Statutory Instrument 2570 Companies (Revision of Defective Accounts and Report) Regulations 1990, which permits revision by way of supplementary note. The following pages revise the original directors' report, consolidated profit and loss account, statement of total recognised gains and losses, consolidated balance sheet, company balance sheet and consolidated cash flow statement of the Group for the year ended 31 March 1999, by inclusion of a revised consolidated profit and loss account, statement of total recognised gains and losses, consolidated balance sheet, company balance sheet and consolidated cash flow statement, together with supporting amendments to the directors' report and notes to the accounts, and are to be treated as forming part of the original directors' report and accounts. The directors' report and accounts have been revised as at the date of the original accounts and not as at the date of the revision and accordingly do not deal with events or changes in Accounting Standards between those dates.

As a result of the revisions, the profit on ordinary activities before taxation as originally stated of £12,113,000 (1998: £5,109,000) is changed to a loss of £5,127,000 (1998: revised loss of £3,427,000). The original tax charge of £3,295,000 (1998: £717,000) has been reversed as no tax liability arises in respect of the year ended 31 March 1999. The consolidated cash flow statement for 1999 has been amended because £9,000 (1998: £20,000) of the contributions paid to the Scheme

Supplementary Note to the Accounts

for the year to 31 March 1999

has been reclassified as interest paid and £985,000 has been added to the net cash outflow from operating activities. Other changes are summarised below:

	1999 Increases £000	**1999 Decreases £000**	1998 Increases £000	1998 Decreases £000
Consolidated profit and loss account				
Turnover		**21,555**		6,740
Cost of sales		**5,039**	1,540	
Administrative expenses	**715**		141	
Net interest payable	**9**		115	
Taxation		**3,295**		717
Profit for the financial year after taxation		**13,945**		7,819
Consolidated balance sheet				
Intangible fixed assets		**985**		
Stocks and work in progress	**3,912**			6,343
Debtors:				
Amounts falling due within one year		**22,888**		4,213
Amounts falling due after more than one year		**20,806**		19,087
Creditors: amounts falling due within one year		**7,022**		6,698
Creditors: amounts falling due after more than one year				3,145
Reserves		**33,745**		19,800

Accordingly the original accounts are revised as follows:

- the original directors' report is not revised apart from the paragraph on Review of the business and future trading prospects, as set out on page 5.
- the original consolidated profit and loss account and statement of total recognised gains and losses of the Group is replaced by the revised consolidated profit and loss account and statement of total recognised gains and losses as set out on page 6.
- the original consolidated balance sheet of the Group is replaced by the revised consolidated balance sheet as set out on page 7.
- the original company balance sheet is replaced by the revised company balance sheet as set out on page 8.
- the original consolidated cash flow statement of the Group is replaced by the revised consolidated cash flow statement as set out on page 9.
- certain of the original notes, as set out below, are replaced by the revised notes which are reproduced on pages 10 to 20.

- Accounting policies (revised accounting policies) – Turnover, pensions and development expenditure
- Note 1 (revised note 1) – Turnover and (loss)/profit on ordinary activities before taxation
- Note 3 (revised note 2) – Employees
- Note 5 (revised note 3) – Net interest payable
- Note 6 (revised note 4) – Taxation on loss on ordinary activities
- Note 8 (revised note 5) – Loss per share
- Note 9 Intangible fixed assets has been deleted
- Note 12 (revised note 6) – Stocks and work in progress
- Note 13 (revised note 7) – Debtors

- Note 14 (revised note 8) – Creditors: amounts falling due within one year
- Note 15 (revised note 9) – Creditors: amounts falling due after more than one year
- Note 17 (revised note 10) – Reserves
- Note 18 (revised note 11) – Reconciliation of movement in equity shareholders' funds
- Note 19 (a), (b) and (c) (revised note 12) – Note to the cash flow statement
- Note 20 (revised note 13) – Pension arrangements
- Additional note 14 – Financial instruments

This supplementary note and the revised accounts for the year ended 31 March 1999 were approved and signed on behalf of the board of directors on 6 March 2001.

W W C Syson
Chairman

G Lansbury
Director

Directors' report

The Review of the business and future trading prospects section of the original directors' report for the year ended 31 March 1999 is replaced by the following:

Review of the business and future trading prospects

In March 1999, Heads of Terms were agreed with contracts exchanged in July 1999 with MEPC for the sale and development of 350 acres at the Manston Park and London Manston Airport.

The land and buildings were purchased at a reduced price at Fairfield.

The acquisition of the freehold of London Manston Airport was completed.

Consolidated Profit and Loss Account

for the year ended 31 March 1999

	Notes Original accounts	Supp note	1999 Revised £000	1998 Revised £000
Turnover	**1**	**1**	**5,107**	11,093
Cost of sales			**(3,599)**	(8,179)
Gross profit			**1,508**	2,914
Administrative expenses			**(5,388)**	(6,121)
Operating loss	**2**	**-**	**(3,880)**	(3,207)
Profit on sale of freehold property			**-**	869
Net interest payable	**5**	**3**	**(1,247)**	(1,089)
Loss on ordinary activities before taxation			**(5,127)**	(3,427)
Taxation on loss on ordinary activities	**6**	**4**	**-**	-
Loss for the financial year	**17**	**10**	**(5,127)**	(3,427)
Basic and fully diluted loss per share	**8**	**5**	**(0.70)p**	(0.50)p

There were no recognised gains or losses other than the loss for the financial year of £5,127,000 (Revised 1998:- £3,427,000)

Consolidated Balance Sheet

as at 31 March 1999

	Notes Original accounts	Supp note	1999 Revised £000	1998 Revised £000
Tangible fixed assets	10	–	28,199	22,335
Fixed asset investments	11	–	1,010	1,010
			29,209	23,345
Current assets				
Stocks and work in progress	12	6	13,441	8,788
Debtors:	13	7		
Amounts falling due within one year			2,321	2,635
Amounts falling due after more than one year			1,363	–
Cash at bank and in hand			256	145
			17,381	11,568
Creditors: amounts falling due within one year	14	8	(23,554)	(15,929)
Net current liabilities			(6,173)	(4,361)
Total assets less current liabilities			23,036	18,984
Creditors: amounts falling due after more than one year	15	9	(4,593)	(1,284)
Net assets			18,443	17,700
Capital and reserves				
Called up share capital	16	-	7,567	8,243
Reserves	17	10	10,876	9,457
Equity shareholders' funds	18	11	18,443	17,700

Company Balance Sheet

as at 31 March 1999

	Notes Original accounts	Supp note	1999 Revised £000	1998 Revised £000
Tangible fixed assets	10	–	4,257	3,779
Fixed asset investments	11	–	16,878	16,878
			21,135	20,657
Current assets				
Stocks and work in progress	12	6	211	210
Debtors	13	7	34,108	23,959
Cash at bank and in hand			1	–
			34,320	24,169
Creditors: amounts falling due within one year	14	8	(16,033)	(13,761)
Net current assets			18,287	10,408
Total assets less current liabilities			39,422	31,065
Creditors: amounts falling due after more than one year	15	9	(16)	-
Net assets			39,406	31,065
Capital and reserves				
Called up share capital	16	–	7,567	8,243
Reserves	17	–	31,839	22,822
Equity shareholders' funds			39,406	31,065

Consolidated Cash Flow Statement

for the year ended 31 March 1999

	Notes		1999		1998	
	Original accounts	**Supp note**	**Revised**		Revised	
			£000	**£000**	£000	£000
Net cash outflow from operating activities	**19a**	**12a**		**(5,896)**		(2,196)
Returns on investments and servicing of finance						
Interest received			**10**		60	
Interest paid			**(1,171)**		(1,246)	
Interest element of hire purchase payments			**(18)**		(9)	
				(1,179)		(1,195)
Taxation						
- UK Corporation tax paid				**(1,378)**		-
Capital expenditure and financial investment						
Purchase of fixed asset investments			**-**		(152)	
Purchase of tangible fixed assets			**(273)**		(2,986)	
Proceeds from sale of tangible fixed assets			**72**		11,709	
				(201)		8,571
Acquisitions						
Purchase of subsidiary undertakings			**-**		(6,215)	
Net cash acquired with subsidiary undertakings			**-**		1,661	
				-		(4,554)
				(8,654)		626
Financing						
Issue of ordinary share capital			**6,208**		2,882	
Receipt of short term borrowings			**2,242**		-	
Capital element of hire purchase payments			**(64)**		(83)	
Share issue expenses			**(311)**		(333)	
Repayment of short term borrowings			**(3,028)**		(3,395)	
Capital reorganisation expenses			**(27)**		-	
				5,020		(929)
Decrease in cash	**19c**	**12c**		**(3,634)**		(303)

Accounting policies

The accounting policies for turnover and pensions are replaced by the following and the accounting policy for development expenditure is deleted.

Turnover

Residential property sales are recognised at the date of legal completion. Commercial property sales are recognised at the date of exchange of contract, providing the Group is reasonably assured of the receipt of the sale proceeds and that the earnings process is sufficiently complete. Other sales are based on invoices issued during the year.

Pensions

Certain employees are members of a company sponsored pension arrangement in their own names, to which the Group makes contributions which are charged to the profit and loss account when incurred.

The Group also operates a pension Scheme (The Wiggins Group Retirement Life Assurance and Disability Scheme) providing benefits based on final pensionable pay. This scheme is closed to new entrants and there is only one member (who can no longer work and draws benefits under Permanent Health Insurance cover provided by the company) who is accruing benefits. Contributions to the Scheme are charged to the profit and loss account so as to spread the cost of pensions over the employees' working lives within the Group.

Revised notes

1. Note 1 to the original accounts is replaced by the following:

Turnover and (loss)/profit on ordinary activities before taxation

	Turnover		(Loss)/profit on ordinary activities before taxation		Net assets employed	
	1999 Revised £000	1998 Revised £000	**1999 Revised £000**	1998 Revised £000	**1999 Revised £000**	1998 Revised £000
Property development	**241**	4,417	**(4,165)**	(3,159)	**9,426**	(3,981)
Leisure	**2,449**	5,489	**80**	(51)	**7,006**	17,173
Airport operations	**2,417**	1,187	**205**	3	**2,011**	4,508
Profit on disposal freehold property	**-**	–	**-**	869	**-**	–
Net interest (revised note 3)	**-**	–	**(1,247)**	(1,089)	**-**	–
	5,107	11,093	**(5,127)**	(3,427)	**18,443**	17,700

The Group's turnover arises wholly within the United Kingdom.

2. Note 3 to the original accounts is replaced by the following:

Employees

	1999 Number	1998 Number
The average weekly number of employees, including directors, was:		
Property development and housebuilding	**6**	6
Administration	**32**	31
Leisure	**101**	112
Airport	**40**	26
Discontinued operations	**-**	213
	179	388

	1999 Revised £000	1998 Revised £000
Payroll costs were:		
Wages and salaries	**2,751**	3,717
Social security costs	**239**	271
Other pension costs (see revised note 13)	**15**	(2)
	3,005	3,986

2. Note 3 to the original accounts is replaced by the following continued:

Employees' share options (excluding directors)

As at 31 March 1999 the following options issued in accordance with the rules of the executive share option scheme were unexercised:

As at 1 April 1998	As at 31 March 1999	Option price	From	To
2,000,000	1,000,000	2.50p	Mar 1997	Oct 2004 *
300,000	100,000	2.50p	Aug 1997	Aug 2004 *
400,000	400,000	6.00p	Aug 1997	Aug 2004 *
350,000	350,000	4.75p	Jan 1998	Jan 2006 *
1,296,550	1,096,550	7.25p	Dec 1999	Dec 2006 *
3,703,450	3,703,450	7.25p	Apr 2001	Dec 2003 !
300,000	300,000	10.00p	Mar 2000	Mar 2007 *
1,700,000	1,700,000	10.00p	Mar 2002	Mar 2004 !
600,000	600,000	10.00p	Sep 2000	Sep 2007 *
1,750,000	1,750,000	10.00p	Sep 2002	Sep 2004 !

* There are no performance criteria for these options.

! These options can only be exercised if certain criteria relating to the growth in earnings per share is met over a five year period.

3. Note 5 to the *original* accounts is replaced by the following:

Net interest payable

	1999 Revised £000	1998 Revised £000
Interest payable on bank loans and overdrafts and other loans repayable within five years	**373**	468
Hire purchase charges	**18**	11
Other interest	**866**	670
	1,257	1,149
Interest receivable	**(10)**	(60)
Net interest payable	**1,247**	1,089

4. Note 6 to the original accounts is replaced by the following:
Taxation on loss on ordinary activities

There is no Corporation Tax liability on the results for the year (Revised 1998 - £nil).

5. Note 8 to the original accounts is replaced by the following:

Loss per share
The calculation of loss per Ordinary Share is based on the loss on ordinary activities after taxation of £5,127,000 (Revised 1998 - £3,427,000) and on 727,721,536 Ordinary Shares (1998 - 685,467,724) being the weighted average number of shares in issue during the year.

Because the inclusion of potential ordinary shares would decrease the basic loss per ordinary share they are not deemed to be dilutive and accordingly the basic and diluted loss per ordinary share is identical.

Revised notes

6. Note 12 to the original accounts is replaced by the following:

Stocks and work in progress

	Group 1999 Revised £000	**Company 1999 £000**	Group 1998 Revised £000	Company 1998 £000
Land held for development	**7,400**	**158**	3,624	158
Developments in progress	**5,925**	**–**	5,013	–
Other stocks	**116**	**53**	151	52
	13,441	**211**	8,788	210

Land included in land held for development has been charged as security for bank overdraft and other loan facilities granted to the Group (see revised note 8).

7. Note 13 to the original accounts is replaced by the following:

Debtors

	Group 1999 Revised £000	**Company 1999 Revised £000**	Group 1998 Revised £000	Company 1998 Revised £000
Amounts falling due within one year:				
Trade debtors	**621**	**10**	1,208	17
Deposit	**–**	**–**	25	–
Amounts owed by Group undertakings	**–**	**33,222**	-	23,669
Other debtors	**1,412**	**667**	1,052	74
Prepayments and accrued income	**288**	**209**	350	199
	2,321	**34,108**	2,635	23,959
Amounts falling due after more than one year:				
Corporation tax paid	**1,363**	**–**	–	–

Corporation tax paid relates to profits originally declared for 31 March 1997.

The amount paid will be offset against the liability to Corporation Tax when the profits are recognised by the Group.

8. Note 14 to the original accounts is replaced by the following:

Creditors: amounts falling due within one year

	Group 1999 Revised £000	**Company 1999 Revised £000**	Group 1998 Revised £000	Company 1998 Revised £000
Bank loans and overdrafts	**5,546**	**5,496**	2,501	1,424
Other loans	**4,703**	**4,013**	4,981	4,800
Trade creditors	**6,986**	**991**	4,942	2,105
Deferred payments	**2,134**	**–**	965	–
Amounts owed to Group undertakings	**–**	**4,854**	–	4,410
Corporation tax	**147**	**160**	163	160
Other taxation and social security	**566**	**40**	561	234
Hire purchase creditors	**29**	**12**	56	13
Other creditors	**1,562**	**243**	516	122
Accruals and deferred income	**1,881**	**224**	1,244	493
	23,554	**16,033**	15,929	13,761

Bank loans and overdrafts of £5,546,000 are secured on property held by the Group as fixed assets and for development.

Other loans of £867,000 are secured as detailed in revised note 6.

9. Note 15 to the original accounts is replaced by the following:

Creditors: amounts falling due after more than one year

	Group 1999 Revised £000	**Company 1999 £000**	Group 1998 Revised £000	Company 1998 £000
Trade creditors	**–**	**–**	–	–
Bank loans	**700**	**–**	–	–
Other loans	**116**	**–**	109	–
Other creditors – due between 2 and 5 years	**3,750**	**–**	-	–
Deferred payments – due between 1 and 2 years	**–**	**–**	1,169	–
Hire purchase creditors	**27**	**16**	6	–
	4,593	**16**	1,284	–

Loans of £816,000 are secured on property held by the Group as fixed assets of which £700,000 is due between 2 and 5 years and £116,000 is due after more than 5 years.

Revised notes

10. Note 17 to the original accounts is replaced by the following and is only revised in respect of Group figures:

Reserves

	Special reserve account £000	Share premium account £000	Profit and loss account Revised £000	Other reserves £000	Total Revised £000
Group					
At 1 April 1998	–	41,991	(33,103)	569	9,457
Loss for year	–	–	(5,127)	–	(5,127)
Capital reorganisation	20,174	(20,201)	–	–	(27)
Cancellation of deferred shares	1,271	–	–	–	1,271
Transfer to profit & loss account	(20,002)	–	20,002	–	–
Premium on share placements	–	1,337	–	–	1,337
Premium arising on share options	–	18	–	–	18
Premium arising on rights issue	–	3,947	–	–	3,947
At 31 March 1999	1,443	27,092	(18,228)	569	10,876

The Share Premium account of the Company has been reduced by £20,201,030 in accordance with a Special Resolution of the Company duly passed in accordance with Section 378 of the Companies Act 1985 at the Annual General Meeting of the Company held on 22 October 1998.

With the sanction of an Order of the High Court of Justice dated 24 March 1999 the Company applied £20,001,913, part of the amount standing to the credit of the Special Reserve, to eliminate the deficit on the profit and loss account as at 31 December 1998.

11. Note 18 to the original accounts is replaced by the following:

Reconciliation of movement in equity shareholders' funds

	1999 Revised £000	1998 Revised £000
Loss for the financial year	**(5,127)**	(3,427)
New shares issued in year for cash	**5,897**	2,797
New shares issued in year for the acquisition of Tomorrows Leisure PLC	**-**	12,228
Reserve arising on acquisition of a subsidiary undertaking	**-**	569
Costs of capital reorganisation	**(27)**	–
Net addition to equity shareholders' funds	**743**	12,167
Opening equity shareholders' funds	**17,700**	5,533
Closing equity shareholders' funds	**18,443**	17,700

12. Note 19 (a), (b) and (c) to the original accounts are replaced by the following:

Note to the cash flow statement

a) Reconciliation of operating loss to net cash outflow from operating activities

	1999 Revised £000	1998 Revised £000
Operating loss	**(3,880)**	(3,207)
Depreciation and amortisation	**252**	296
Provision against fixed asset investment	**–**	141
Increase in stocks and work in progress	**(4,653)**	(1,161)
Decrease in debtors	**313**	4,064
Increase/(decrease) in creditors	**2,143**	(2,333)
(Profit)/loss on sale of tangible fixed assets	**(71)**	4
Net cash outflow from operating activities	**(5,896)**	(2,196)

b) Reconciliation of net cash to movements in net debt

	1999 Revised £000	1998 Revised £000
Decrease in cash in the year	**(3,634)**	(303)
Cash outflow from decrease in borrowings and lease and hire purchase contracts	**850**	3,478
Change in net debt in the year	**(2,784)**	3,175
Other non-cash changes	**(573)**	-
Acquisition of loans and hire purchase	**–**	(8,217)
Movements in net debt in the year	**(3,357)**	(5,042)
Net debt at 1 April 1997	**(7,508)**	(2,466)
Net debt at 31 March 1998	**(10,865)**	(7,508)

c) Analysis of changes in debt

	1 April 1998 £000	Cash flows Revised £000	Other non-cash changes Revised £000	**31 March 1999 £000**
Cash In hand and at bank	145	111	–	**256**
Bank loans and overdrafts	(2,501)	(3,745)	–	**(6,246)**
	(2,356)	(3,634)	–	**(5,990)**
Debt due within one year	(4,981)	786	(509)	**(4,704)**
Debt due after more than one year	(109)	–	(6)	**(115)**
Hire purchase	(62)	64	(58)	**(56)**
	(5,152)	850	(573)	**(4,875)**
Total	(7,508)	(2,784)	(573)	**(10,865)**

Revised notes

13. Note 20 to the original accounts is replaced by the following:

Pension arrangements

The existing Wiggins Group plc Retirement Life Assurance and Disability Scheme (the "Scheme") providing benefits based on final pensionable pay remains in place. Only one member, an employee who can no longer work and who draws benefits from Permanent Health Insurance cover, continues to accrue benefits under the Scheme. Employer contributions to the Scheme are recovered from the provider of the Permanent Health Insurance.

The Scheme was valued as at 6 April 1997 by a qualified actuary. The market value of the Scheme's assets at this date was £3,266,934 which represented, on an ongoing valuation, past service basis, 95 per cent of the benefits that had accrued to members. The assumptions which have the most significant effect on the results of the valuation are as follows:-

i) Cash equivalents have been calculated by reference to standard mortality tables and on the assumption that 90% of members are married and that wives are 3 years younger than their husbands.

ii) Calculations have been based on an assumed long term investment yield of 9% per annum and then a market level adjustment factor has been applied.

iii) Full allowance has been made for increases in pensions in payment in accordance with the Scheme rules. Allowance has also been made for increases to preserved pension benefits in the period prior to Normal Pension Date where part of the pensions in excess of the Guaranteed Minimum Pensions is increased in deferment, future increases have been assumed at 5 per cent per annum.

Wiggins Group plc has accepted its liability to the Scheme's Trustees to provide funds to meet their pensions obligations.

During the year to 31 March 1999 the Group has contributed £70,000 to the Scheme. After taking into account interest accrued in respect of the deficiency, £61,000 was allocated against the provision and £9,000 has been charged to other interest.

No new members have been or will be admitted to the Scheme.

Note 14. Additional note to the original accounts

Financial instruments

Risk management

These issues are assessed on a continual basis.

Liquidity risk

The Group finances itself through a combination of equity and short and medium term debt. The Group satisfied its liquidity needs and continued its use of short term bank facilities. As at 31 March 1999 the Group had committed bank facilities of £6,250,000. There were no facilities which remain undrawn but the facilities have not been exceeded.

On 15 July 1999, a subsidiary of the Company, Wiggins Fairfield Limited, obtained a short term loan of £5 million. The subsidiary provided an undertaking in respect of the loan to procure that the Tangible Net Worth, as set out in the interim or statutory accounts from time to time issued in respect of the Group and/or the Company, at any time during the currency of the loan would not be below a certain level. As at the date of these revised accounts, that undertaking had not been fulfilled. It is the directors' considered view that the availability of this finance will be unaffected by the failure to fulfil that undertaking. Further, if the availability of this finance were to be affected, it is the directors' considered view that the Company would be able to finance itself through obtaining replacement short term finance. The directors have therefore concluded that this will not cause the Company any difficulty in meeting its financial commitments.

Foreign currency risk

The Group faces foreign currency exposure on transactions undertaken in foreign currencies on a regular basis. However, in its present circumstances, the extent of the Group's exposure to localised currency fluctuations or exchange controls is not significant.

Interest rate risk

The Group assesses the exposure of its overall financial position on a net basis, after considering the extent to which variable rate liabilities can be offset with variable rate assets, typically short term deposits and cash. The Group's policy is to minimise interest expense.

The Group does not use financial instruments to manage its interest rate exposures or speculate in derivative financial instruments.

The interest rate profile of the financial assets and liabilities of the Group as at 31 March 1999 was as follows:

(a) Interest rate risk profile of financial assets and financial liabilities

Financial assets

Financial assets comprise cash at bank and in hand and other fixed asset investments. Short-term debtors are excluded as permitted by FRS 13.

Revised Notes

(a) Interest rate risk profile of financial assets and financial liabilities continued

Financial assets continued

as at 31 March 1999

	Floating rate financial assets	Fixed rate financial assets	Financial assets on which no interest is paid	Total
	£000	£000	£000	£000
Currency				
Sterling	158	-	1,010	1,168
US $	98	-	-	98
Total	256	-	1,010	1,266

Floating rates are linked to base rate. The interest-free assets are investments with no maturity date.

Financial liabilities

Financial liabilities comprise interest-bearing debt and creditors due after more than one year. Short-term creditors are excluded as permitted by FRS 13.

as at 31 March 1999

	Floating rate financial liabilities	Fixed rate financial liabilities	Financial liabilities on which no interest is paid	Total
	£000	£000	£000	£000
Currency				
Sterling	7,741	3,380	3,750	14,871

as at 31 March 1999

	Fixed rate financial liabilities		Financial liabilities on which no interest is paid
	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average period until maturity
	%	Months	Months
Sterling	11.07	12	39

The floating rate financial liabilities comprise:

Sterling denominated bank borrowings and overdrafts that bear interest at rates based on LIBOR or bank base rates.

Obligations under finance leases and hire purchase contracts.

Financial liabilities continued

(b) Currency exposures

Currency exposures at 31 March 1999 are not considered significant.

(c) Fair values

The fair value of all financial assets and liabilities at 31 March 1999 was not materially different from their book value.

There were no derivative financial instruments in the financial year.

(d) Maturity of financial liabilities

The maturity of the Group's financial liabilities at 31 March 1999 was as follows:

	1999
	£000
In one year or less, or on demand	10,278
In more than one year, but not more than two years	68
In more than two years, but not more than five years	4,410
In more than five years	115
Total	14,871

(e) Borrowing facilities

The Group has various available borrowing facilities. The committed bank facilities in respect of which all conditions precedent had been met at that date, were as follows:

	1999
	£000
Expiring in one year or less	6,250

Supplementary Note to the Accounts

for the year to 31 March 1999

Report of the auditors to the shareholders of Wiggins Group plc

We have audited the revised accounts of Wiggins Group plc for the year to 31 March 1999 which have been prepared under the historical cost convention and accounting policies set out on pages 22 and 23 in the original accounts and on page 10 of these revised accounts. The revised accounts replace the original accounts approved by the directors on 18 August 1999 and consist of the attached supplementary note together with the original accounts, which were dated 18 August 1999.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report and accounts, as described on page 13 of the original accounts. Our responsibilities, as independent auditors, are established by statute, the Auditing Practices Board, the Listing Rules of the London Stock Exchange, and by our profession's ethical guidance.

We report to you our opinion as to whether the revised accounts give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group and the Company is not disclosed. We are also required to report whether in our opinion the original accounts failed to comply with the requirements of the Companies Act in the respects identified by the directors.

We read the other information contained in the annual report, including the corporate governance statement, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

We review whether the statement on pages 11 to 12 of the original accounts reflects the Company's compliance with those provisions of the Combined Code specified for our review by the London Stock Exchange, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all the risks and controls, or form an opinion on the effectiveness of the Company's corporate governance procedures or its risk and control procedures.

Basis of opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's and the Company's circumstances, consistently applied and adequately disclosed. The audit of the revised accounts includes the performance of additional procedures to assess whether the revisions made by the directors are appropriate and have been properly made.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the revised accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall presentation of information in the revised accounts.

Opinion

In our opinion the revised accounts give a true and fair view, seen as at 18 August 1999, the date the original accounts were approved, of the state of affairs of the Group and Company as at 31 March 1999 and of the loss of the Group for the year then ended and have been properly prepared in accordance with the provisions of the Companies Act 1985 as they have effect under The Companies (Revision of Defective Accounts and Report) Regulations 1990.

In our opinion the original accounts for the year ended 31 March 1999 failed to comply with the requirements of the Companies Act 1985 for the reasons identified by the directors on pages 1 to 4 of the supplementary note.

Ocean House
Waterloo Lane
Chelmsford
Essex CM1 1BD
Date: 6 March 2001

HLB Kidsons
Registered Auditors
Chartered Accountants

WIGGINS GROUP PLC

SUPPLEMENTARY NOTE TO THE ACCOUNTS

FOR THE YEAR ENDED 31 MARCH 2000

Supplementary Note to the Accounts

for the year to 31 March 2000

The Financial Reporting Review Panel ("the Panel") opened an enquiry following the publication in August 2000 of the Wiggins Group accounts for the year ended 31 March 2000 ("the 2000 accounts") and the Company has been in discussions with the Panel to resolve the issues arising.

In summary, the Panel's issues were as follows:

Capitalisation of start-up costs

In the 2000 balance sheet the Company had carried within prepayments £3 million of expenditure in connection with the PlaneStation project. This was pursuant to an accounting policy for start-up costs which was adopted in the 2000 accounts. The Urgent Issues Task Force issued Abstract 24 "Accounting for start-up costs" (UITF Abstract 24) which proscribed the carrying forward of such costs and required them to be recognised as an expense when incurred for accounting periods ending on or after 23 July 2000. The Company considered that UITF Abstract 24 did not preclude the Company from adopting this accounting policy for the 2000 accounts. The Company also considered the accounting policy to be preferable to the policy applied when such costs were capitalised as development expenditure under SSAP 13 "Accounting for research and development" in the accounts for the year ended 31 March 1999. The Panel's opinion was that it was not appropriate for the Company to adopt an accounting policy which was proscribed by a UITF Abstract, albeit that the prohibition was expressed as applying only to subsequent accounting periods. The Panel was also of the view that the policy did not comply with the legal requirement for accounting policies to be applied consistently. The Directors have decided to write off the £3 million costs as an addition to administrative expenses in the years in which they were incurred, £0.2 million in the year ended 31 March 1998, £0.8 million in the year ended 31 March 1999 and £2.0 million in the year ended 31 March 2000.

Fairfield

The Company's accounting policy for turnover in the 2000 accounts provided that revenue is recognised where contracts have been exchanged and the Group is reasonably assured of receipt of the sale proceeds. In 1997 and 1998 contracts for the sale of land at Fairfield were entered into with various housebuilders. The completion of these contracts was dependent upon acquiring satisfactory outline planning approval. The Group negotiated replacement contracts with the housebuilders on 1 April 1999 which contained terms to the same effect. On the basis of the Directors knowledge of the planning history of the site and the fact that the Directors had received a report from independent planning consultants, Weatherall Green & Smith, that they considered it to be "virtually certain" that planning permission for the site would be granted, the Directors considered it appropriate to recognise revenue of £37,513,000 yielding a profit of £26,891,000 in respect of Fairfield in the 2000 accounts. The figure of £37,513,000 included £11,025,000 in respect of additional housebuilders contracts entered into since the replacement contracts dated 1 April 1999. The Panel had two main concerns in relation to reflecting sales of property that are subject to planning permission. First, that revenue should not be recognised if the Company had not yet completed the earnings process sufficiently to entitle it to recognise the revenue at the balance sheet date. Second, the outcome of a conditional contract is necessarily uncertain, and unless that uncertainty has been reduced to an acceptable level by the time the accounts have been finalised, in general, the prudent course would be not to recognise the revenue until the condition has been satisfied. On the basis of these two concerns, the Panel considered that it was not appropriate to recognise the Fairfield revenue in the 2000 accounts. The Directors have decided that it is appropriate to revise the accounts for the year ended 31 March 2000 by removing the revenue recognised in respect of Fairfield.

The Directors have also decided to amend the wording of the accounting policy for turnover to clarify the point at which it is appropriate to recognise revenue.

Manston

A contract for the sale to MEPC of 20 acres at Manston for £5 million was signed on 29 July 1999. The sale legally completed on 16 November 1999 and the £5 million was received by the Company on the same date. Pursuant to the contract, the Company is to build maintenance hangars on the site which the Company will then lease from MEPC. A fee equivalent to 8% of the money paid by MEPC will be paid to MEPC until payment of rent by the Company commences. The Panel considered that the substance of the transaction reflected a development being financed by the purchaser with certain risks and rewards being retained by the Company. The Panel considered the 8% fee to be an interest cost on the monies

received from the purchaser. The Panel's opinion was that, in compliance with FRS 5, the transaction should have been treated as a financing arrangement until the 8% fee ceased to be paid. The Directors have decided that it is appropriate to revise the accounts for the year ended 31 March 2000 by removing the revenue recognised in respect of Manston in compliance with FRS 5.

Earnings per share

The Panel drew the Company's attention to the fact that the figure for diluted Earnings per share had not been correctly stated in the 2000 accounts. The Company has revisited the calculation in compliance with FRS 14 as shown in revised note 6.

Financial instruments

The Panel drew the Company's attention to the fact that the 2000 accounts did not comply with the requirement of FRS 13 to make certain disclosures in connection with financial instruments. The information which should have been included in the 2000 accounts is now included in additional note 15.

Pensions

The Panel also questioned the treatment of the Wiggins Group plc Retirement Life Assurance and Disability Scheme (the "Scheme"). The Scheme was closed to new members following the reorganisation of the Group in 1993 but had, apart from pensioners and deferred pensions, one active member who was on long term disability and whose employers contributions were paid by the insurers to the disability scheme. The actuary to the Scheme regarded it as a live Scheme because of this one member. The directors have now agreed that it should be treated as a closed Scheme in conformity with SSAP 24 and therefore any deficit should be charged to the profit and loss account. At 5 April 1999 the valuation of the Scheme showed a deficit of £1,307,000 of which £115,000 was provided in previous years. During the year to 31 March 2000 the Group has contributed £160,000 to the Scheme. Of the amount contributed, £76,000 has been allocated to interest and £84,000 towards a reduction of the provision in the balance sheet.

Consequential adjustment

In 1995 the Group had agreed, as agent, to assist a company to whom land had been sold for £1,500,000 to find purchasers of that land. In the event that eventual disposal to other parties realised proceeds of less than £1,875,000 in aggregate, the Group was obliged to make up the shortfall. In addition, the sale was conditional on the completion within twelve months of the sale completion date of certain infrastructure works. In 1998, following the acquisition of Kent International Airport PLC, the Group wished to control all land which would be necessary for the development of the airport. Accordingly, the land was repurchased by the Group for £1,875,000 under an option granted at the time of the sale.

On the grounds that the Company had not completed the earnings process sufficiently to entitle it to recognise this revenue and in recognition of the financing nature of the transaction, the Directors have now removed the £1,308,000 profit originally recognised in respect of the above contract in 1995 and have reduced the carrying value of the land in the balance sheet from £1,875,000 to its original cost of £192,000. Interest totalling £375,000 has now been charged over the term of the arrangement and is shown in the revised accounts for the years 1996 to 1998.

Company accounts

In the original 2000 accounts of the Company, the profit of £17,126,000 included the release of a provision of £18,493,000 made against amounts owed by subsidiaries. The original provision has now been reversed as part of the restatement process since the reasons for the provision were unfounded. There is accordingly no release of a provision in the restated accounts for 2000. In addition, a provision of £200,000 in respect of Corporation tax was released in the revised accounts for the year ended 31 March 1998, therefore the release made in the original accounts in the year to 31 March 2000 is not required and is not shown in the revised accounts of the Company.

The Company's balance sheet has been revised to reflect the £200,000 reduction in prepayments following the write off of PlaneStation costs in the year ended 31 March 1998.

Supplementary Note to the Accounts

for the year to 31 March 2000

As a result of the changes made in respect of the matters referred to above, there is a consequential amendment to the directors' report.

The Directors are, by this note, revising the directors' report and accounts in accordance with Statutory Instrument 2570 Companies (Revision of Defective Accounts and Report) Regulations 1990, which permits revision by way of supplementary note. The following pages revise the original directors' report, consolidated profit and loss account, statement of total recognised gains and losses, consolidated balance sheet, company balance sheet and consolidated cash flow statement of the Group for the year ended 31 March 2000, by inclusion of a revised consolidated profit and loss account, statement of total recognised gains and losses, consolidated balance sheet, company balance sheet and consolidated cash flow statement, together with supporting amendments to the directors' report and notes to the accounts, and are to be treated as forming part of the original directors' report and accounts. The directors' report and accounts have been revised as at the date of the original accounts and not as at the date of the revision and accordingly do not deal with events or changes in Accounting Standards between those dates.

As a result of the revisions, the profit on ordinary activities before taxation as originally stated of £25,077,000 (1999: £12,113,000) is changed to a loss of £9,898,000 (1999: revised loss of £5,127,000). The original tax charge of £2,066,000 (1999: £3,295,000) has been revised to a credit of £24,000. The consolidated cash flow statement for 2000 has been amended because £76,000 (1999: £9,000) of the contributions paid to the Scheme has been reclassified as interest paid and £5,000,000 has been reclassified from operating activities and shown as the receipt of borrowings.

Other changes are summarised below:

	2000 Increases £000	**2000 Decreases £000**	1999 Increases £000	1999 Decreases £000
Consolidated profit and loss account				
Turnover		**42,513**		21,555
Cost of sales		**10,682**		5,039
Administrative expenses	**3,068**		715	
Net interest payable	**76**		9	
Taxation		**2,090**		3,295
Profit for the financial year after taxation		**32,885**		13,945
Consolidated balance sheet				
Intangible fixed assets				985
Stocks and work in progress	**1,039**		3,912	
Debtors:				
Amounts falling due within one year		**9,569**		22,888
Amounts falling due after more than one year		**23,963**		20,806
Creditors: amounts falling due within one year		**3,224**		7,022
Creditors: amounts falling due after more than one year	**6,087**			
Reserves		**35,356**		33,745

Accordingly the original accounts are revised as follows:

- the original directors' report is not revised apart from the paragraph on Review of the business and future trading prospects as set out on page 5.
- the original consolidated profit and loss account and statement of total recognised gains and losses of the Group is replaced by revised consolidated profit and loss account and statement of total recognised gains and losses as set out on page 6.
- the original consolidated balance sheet of the Group is replaced by the revised consolidated balance sheet as set out on page 7.
- the original company balance sheet is replaced by the revised company balance sheet as set out on page 8.
- the original consolidated cash flow statement of the Group is replaced by the revised consolidated cash flow statement as set out on page 9.
- certain of the original notes, as set out below, are replaced by the revised notes which are reproduced on pages 10 to 21.

- Accounting policies (revised accounting policies) – Turnover, pensions and start-up costs
- Note 1 (revised note 1) – Turnover and (loss)/profit on ordinary activities before taxation
- Note 3 (revised note 2) – Employees
- Note 5 (revised note 3) – Net interest payable
- Note 6 (revised note 4) – Taxation on loss on ordinary activities
- Note 7 (revised note 5) – (Loss)/profit attributable to members of the parent company
- Note 8 (revised note 6) – Loss per share
- Note 11 (revised note 7) – Stocks and work in progress
- Note 12 (revised note 8) – Debtors
- Note 13 (revised note 9) – Creditors: amounts falling due within one year
- Note 14 (revised note 10) – Creditors: amounts falling due after more than one year
- Note 16 (revised note 11) – Reserves
- Note 17 (revised note 12) – Reconciliation of movement in equity shareholders' funds
- Note 18 (a),(b) and (c) (revised note 13) – Note to the cashflow statement
- Note 19 (revised note 14) – Pension arrangements
- Additional note 15 – Financial instruments
- Note 24 Five year review has been deleted
- Note 25 Prior year adjustment has been deleted

This supplementary note and the revised accounts for the year ended 31 March 2000 were approved and signed on behalf of the board of directors on 6 March 2001.

W W C Syson
Chairman

G Lansbury
Director

Directors' Report

The Review of the business and future trading prospects section of the original directors' report for the year ended 31 March 2000 is replaced by the following:

Review of the business and future trading prospects

PlaneStation has acquired Odense Airport in Denmark, Pilsen Airport in the Czech Republic and Smyrna Airport near Nashville Tennessee and these are being integrated with the network.

The growth in cargo freight activity at London Manston continues to exceed expectations. Following the conclusion of a deal with Renaissance Cruise Lines the airport received the first of a series of major passenger flights from New York JFK.

On 3 April 2000 the British Horseracing Board announced its decision to grant fixtures for the proposed London City Racecourse.

Consolidated Profit and Loss Account

for the year ended 31 March 2000

	Notes Original accounts	Supp note	2000 Revised £000	1999 Revised £000
Turnover	1	1	7,307	5,107
Cost of sales			(6,449)	(3,599)
Gross profit			858	1,508
Administration expenses			(8,846)	(5,388)
Operating loss	2	–	(7,988)	(3,880)
Net interest payable	5	3	(1,910)	(1,247)
Loss on ordinary activities before taxation			(9,898)	(5,127)
Taxation on loss on ordinary activities	6	4	24	-
Loss for the financial year	17	11	(9,874)	(5,127)
Basic and diluted loss per share	8	6	(1.19)p	(0.70)p

There were no recognised gains or losses other than the loss for the financial year of £9,874,000 (Revised 1999:- £5,127,000)

Consolidated Balance Sheet

as at 31 March 2000

	Notes Original accounts	Supp note	2000 Revised £000	1999 Revised £000
Tangible fixed assets	9	-	33,491	28,199
Fixed asset investments	10	-	1,010	1,010
			34,501	29,209
Current assets				
Stocks and work in progress	11	7	14,946	13,441
Debtors:	12	8		
Amounts falling due within one year			2,564	2,321
Amounts falling due after more than one year			2,540	1,363
Cash at bank and in hand			560	256
			20,610	17,381
Creditors: amounts falling due within one year	13	9	(28,309)	(23,554)
Net current liabilities			(7,699)	(6,173)
Total assets less current liabilities			26,802	23,036
Creditors: amounts falling due after more than one year	14	10	(16,388)	(4,593)
Net assets			10,414	18,443
Capital and reserves				
Called up share capital	15	-	8,306	7,567
Reserves	16	11	2,108	10,876
Equity shareholders' funds	17	12	10,414	18,443

Company Balance Sheet

as at 31 March 2000

	Notes Original accounts	Supp note	2000 Revised £000	1999 Revised £000
Tangible fixed assets	9	–	4,264	4,257
Fixed asset investments	10	–	16,878	16,878
			21,142	21,135
Current assets				
Stocks and work in progress	11	7	204	211
Debtors	12	8	32,239	34,108
Cash at bank and in hand			88	1
			32,531	34,320
Creditors: amounts falling due within one year	13	9	(13,983)	(16,033)
Net current assets			18,548	18,287
Total assets less current liabilities			39,690	39,422
Creditors: amounts falling due after more than one year	14	10	(6)	(16)
Net assets			39,684	39,406
Capital and reserves				
Called up share capital	15	–	8,306	7,567
Reserves	16	11	31,378	31,839
Equity shareholders' funds			39,684	39,406

Consolidated Cash Flow Statement

for the year ended 31 March 2000

	Notes		2000		1999	
	Original accounts	**Supp note**	**Revised**		Revised	
			£000	**£000**	£000	£000
Net cash outflow from operating activities	**18a**	**13a**		**(5,805)**		(5,896)
Returns on investments and servicing of finance						
Interest received			**25**		10	
Interest paid			**(1,305)**		(1,171)	
Interest element of hire purchase payments			**(167)**		(18)	
				(1,447)		(1,179)
Taxation						
– UK Corporation tax paid				**(1,167)**		(1,378)
Capital expenditure and financial investment						
Purchase of tangible fixed assets			**(5,002)**		(273)	
Proceeds from sale of tangible fixed assets			**3**		72	
				(4,999)		(201)
				(13,418)		(8,654)
Financing						
Issue of ordinary share capital			**6**		6,208	
Receipt of borrowings			**15,410**		2,242	
Capital element of hire purchase payments			**(372)**		(64)	
Share issue expenses			**(6)**		(311)	
Repayment of borrowings			**(2,865)**		(3,028)	
Capital reorganisation expenses			**–**		(27)	
				12,173		5,020
Decrease in cash	**18c**	**13c**		**(1,245)**		(3,634)

Accounting policies

The accounting policies for turnover and pensions are replaced by the following and the accounting policy for start-up costs has been deleted.

Turnover

Residential property sales are recognised at the date of legal completion. Commercial property sales are recognised at the date of exchange of contract, providing the Group is reasonably assured of the receipt of the sale proceeds and that the earnings process is sufficiently complete. Other sales are based on invoice value during the year.

Pensions

Certain employees are members of a company sponsored pension arrangement in their own names, to which the Group makes contributions which are charged to the profit and loss account when incurred.

The Group also operates a pension Scheme (*The Wiggins Group Retirement Life Assurance and Disability Scheme*) providing benefits based on final pensionable pay. This Scheme is closed to new entrants and there is only one member (who can no longer work and draws benefits under Permanent Health Insurance cover provided by the company) who is accruing benefits. Contributions to the Scheme are charged to the profit and loss account so as to spread the cost of pensions over the employees' working lives within the Group.

Revised notes

1. Note 1 to the original accounts is replaced by the following:

Turnover and (loss)/profit on ordinary activities before taxation

	Turnover		(Loss)/profit on ordinary activities before taxation		Net assets employed	
	2000 Revised £000	1999 Revised £000	**2000 Revised £000**	1999 Revised £000	**2000 Revised £000**	1999 Revised £000
Property development	**-**	241	**(6,945)**	(4,165)	**1,353**	9,426
Leisure	**2,390**	2,449	**105**	80	**7,349**	7,006
Airport operations	**4,917**	2,417	**(1,148)**	205	**1,712**	2,011
Net interest (revised note 3)	**-**	-	**(1,910)**	(1,247)	**-**	-
	7,307	5,107	**(9,898)**	(5;127)	**10,414**	18,443

The Group's turnover arises wholly within the United Kingdom.

2. Note 3 to the original accounts is replaced by the following:

Employees

	2000 Number	1999 Number
The average weekly number of employees, including directors, was:		
Property development and housebuilding	**6**	6
Administration	**25**	32
Leisure	**78**	101
Airport	**102**	40
	211	179

	2000 Revised £000	1999 Revised £000
Payroll costs were:		
Wages and salaries	**4,275**	2,751
Social security costs	**430**	239
Other pension costs (see revised note 14)	**1,216**	15
	5,921	3,005

Revised notes

2. Note 3 to the original accounts is replaced by the following continued:

Executives' options (excluding directors)

As at 31 March 2000 the following options issued in accordance with the rules of the executive share option scheme were unexercised:

Executives' options

As at 1 April 1999	As at 31 March 2000	Option price	From	To
1,000,000	1,000,000	2.50p	Mar 1997	Oct 2004 *
100,000	100,000	2.50p	Aug 1997	Aug 2004 *
400,000	400,000	6.00p	Aug 1997	Aug 2004 *
350,000	200,000	4.75p	Jan 1998	Jan 2006 *
1,096,550	1,096,550	7.25p	Dec 1999	Dec 2006 *
3,703,450	3,703,450	7.25p	Apr 2001	Dec 2003 !
300,000	300,000	10.00p	Mar 2000	Mar 2007 *
1,700,000	1,700,000	10.00p	Mar 2002	Mar 2004 !
600,000	600,000	10.00p	Sep 2000	Sep 2007 *
1,750,000	1,750,000	10.00p	Sep 2002	Sep 2004 !
-	1,023,076	22.75p	Sep 2002	Sep 2009 *
-	6,176,924	22.75p	Sep 2004	Sep 2006 !

* There are no performance criteria for these options.

! These options can only be exercised if certain criteria relating to the growth in earnings per share is met over a five year period.

3. Note 5 to the original accounts is replaced by the following:

Net interest payable

	2000 Revised £000	1999 Revised £000
Interest payable on bank loans and overdrafts and other loans repayable within five years	**1,018**	373
Hire purchase charges	**167**	18
Other interest	**750**	866
	1,935	1,257
Interest receivable	**(25)**	(10)
Net interest payable	**1,910**	1,247

4. Note 6 to the original accounts is replaced by the following:

Taxation on loss on ordinary activities

	2000 Revised £000	1999 Revised £000
Overprovision in prior years	**24**	-

No liability to Corporation Tax arises on the results for the year ended 31 March 2000 (revised 1999 - £nil).

5. Note 7 to the original accounts is replaced by the following:

(Loss)/profit attributable to members of the parent company

The loss dealt with in the accounts of the parent company is £1,567,000 (1999: profit £2,471,000)

As permitted by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account.

6. Note 8 to the original accounts is replaced by the following:

Loss per share

The calculation of loss per Ordinary share is based on the following loss on ordinary activities after taxation.

	Basic 2000 Revised £000	Basic 1999 Revised £000	**Diluted 2000 Revised £000**	Diluted 1999 Revised £000
Loss for the financial year	**9,874**	5,127	**9,874**	5,127

	2000 Number	1999 Number
For basic loss per share	**830,591,006**	727,721,536

Because the inclusion of potential ordinary shares would decrease the basic loss per ordinary share they are not deemed to be dilutive and accordingly the basic and diluted loss per ordinary share is identical.

7. Note 11 to the original accounts is replaced by the following:

Stocks and work in progress

	Group 2000 Revised £000	**Company 2000 £000**	Group 1999 Revised £000	Company 1999 £000
Land held for development	**7,799**	**159**	7,400	158
Developments in progress	**7,016**	**-**	5,925	-
Other stocks	**131**	**45**	116	53
	14,946	**204**	13,441	211

Land included in land held for development has been charged as security for bank overdraft and other loan facilities granted to the Group. (See revised notes 9 and 10).

Revised notes

8. Note 12 to the original accounts is replaced by the following:

Debtors

	Group 2000 Revised £000	**Company 2000 Revised £000**	Group 1999 Revised £000	Company 1999 Revised £000
Amounts falling due within one year:				
Trade debtors	**914**	**22**	621	10
Amounts owed by Group undertakings	**–**	**31,971**	–	33,222
Other debtors	**906**	**48**	1,412	667
Prepayments and accrued income	**744**	**198**	288	209
	2,564	**32,239**	2,321	34,108
Amounts falling due after more than one year:				
Corporation tax paid	**2,540**	**–**	1,363	–

Corporation Tax paid relates to profits originally declared for 31 March 1997 and 31 March 1998.

The amount paid will be offset against the liability to Corporation Tax when the profits are recognised by the Group.

9. Note 13 to the original accounts is replaced by the following:

Creditors: amounts falling due within one year

	Group 2000 Revised £000	**Company 2000 £000**	Group 1999 Revised £000	Company 1999 Revised £000
Bank loans and overdrafts	**7,795**	**2,639**	5,546	5,496
Other loans	**7,348**	**1,300**	4,703	4,013
Trade creditors	**7,581**	**1,157**	6,986	991
Deferred payments	**2,134**	**–**	2,134	–
Amounts owed to Group undertakings	**–**	**8,553**	–	4,854
Corporation tax	**134**	**117**	147	160
Other taxation and social security	**1,283**	**7**	566	40
Hire purchase creditors	**433**	**9**	29	12
Other creditors	**415**	**62**	1,562	243
Accruals and deferred income	**1,186**	**139**	1,881	224
	28,309	**13,983**	23,554	16,033

Bank loans and overdrafts of £7,639,000 are secured on property held by the Group as fixed assets and for development.

Other loans of £5,252,000 are secured as detailed in revised note 7.

10. Note 14 to the original accounts is replaced by the following:

Creditors: amounts falling due after more than one year

	Group 2000 Revised £000	**Company 2000 £000**	Group 1999 Revised £000	Company 1999 £000
Bank loans	**–**	**–**	700	–
Other loans	**10,016**	**–**	116	–
Other creditors – due between 2 and 5 years	**3,750**	**–**	3,750	–
Hire purchase creditors	**1,535**	**6**	27	16
Accruals and deferred income	**1,087**	**–**	–	–
	16,388	**6**	4,593	16

Other loans of £10,016,000 are secured on property held by the Group as fixed assets and land for development as referred to in note 9 to the original accounts and revised note 7 and are due within 2 to 5 years.

11. Note 16 to the original accounts is replaced by the following:

Reserves

	Special reserve account £000	Share premium account £000	Profit and loss account Revised £000	Other reserves £000	Total Revised £000
Group					
At 1 April 1999	1,443	27,092	(18,228)	569	10,876
Loss for year	–	–	(9,874)	–	(9,874)
Premium arising on share issues less expenses	–	1,106	–	–	1,106
At 31 March 2000	1,443	28,198	(28,102)	569	2,108
Company					
At 1 April 1999	1,443	27,092	3,304	–	31,839
Loss for year	–	–	(1,567)	–	(1,567)
Premium arising on share issues less expenses	–	1,106	–	–	1,106
At 31 March 2000	1,443	28,198	1,737	–	31,378

Revised notes

12. Note 17 to the original accounts is replaced by the following:

Reconciliation of movement in equity shareholders' funds

	2000 Revised £000	1999 Revised £000
Loss for the financial year	**(9,874)**	(5,127)
New shares issued in year for cash	**6**	5,897
New shares issued in year in respect of Fairfield purchase	**1,845**	-
Share issue costs	**(6)**	-
Costs of capital reorganisation	**-**	(27)
Net (subtraction from)/addition to equity shareholders' funds	**(8,029)**	743
Opening equity shareholders' funds	**18,443**	17,700
Closing equity shareholders' funds	**10,414**	18,443

13. Note 18 to the original accounts is replaced by the following:

Note to the cash flow statement

a) Reconciliation of operating loss to net cash outflow from operating activities

	2000 Revised £000	1999 Revised £000
Operating loss	**(7,988)**	(3,880)
Depreciation and amortisation	**471**	252
Increase in stocks and work in progress	**(1,505)**	(4,653)
(Increase)/decrease in debtors	**(242)**	313
Increase in creditors	**3,460**	2,143
Profit on sale of tangible fixed assets	**(1)**	(71)
Net cash outflow from operating activities	**(5,805)**	(5,896)

b) Reconciliation of net cash outflow to movements in net debt

	2000 Revised £000	1999 Revised £000
Decrease in cash in the year	**(1,245)**	(3,634)
Cash (inflow)/outflow from (increase)/decrease in debt, lease and hire purchase contracts	**(12,173)**	850
Change in net debt in the year	**(13,418)**	(2,784)
New lease and hire purchase and other non-cash changes	**(2,284)**	(573)
Movements in net debt in the year	**(15,702)**	(3,357)
Net debt at 1 April 1999	**(10,865)**	(7,508)
Net debt at 31 March 2000	**(26,567)**	(10,865)

13. Note 18 to the original accounts is replaced by the following continued:

c) Analysis in changes in debt

	1 April 1999 £000	Cash flows Revised £000	Other non-cash changes £000	**31 March 2000 Revised £000**
Cash in hand and at bank	256	304	–	**560**
Bank loans and overdrafts	(6,246)	(1,549)	–	**(7,795)**
	(5,990)	(1,245)	–	**(7,235)**
Debt due within one year	(4,703)	(2,645)	–	**(7,348)**
Debt due after more than one year	(116)	(9,900)	–	**(10,016)**
Hire purchase and finance leases	(56)	372	(2,284)	**(1,968)**
	(4,875)	(12,173)	(2,284)	**(19,332)**
Total	(10,865)	(13,418)	(2,284)	**(26,567)**

14. Note 19 to the original accounts is replaced by the following:

Pension arrangements

The existing Wiggins Group plc Retirement Life Assurance and Disability Scheme (the "Scheme") providing benefits based on final pensionable pay remains in place. Only one member, an employee who can no longer work and who draws benefits from Permanent Health Insurance cover, continues to accrue benefits under the Scheme. Employer contributions to the Scheme are recovered from the provider of the Permanent Health Insurance.

The Scheme was valued as at 6 April 1999 by a qualified actuary. The market value of the scheme's assets at this date was £3,468,000 which represented, on an ongoing valuation, past service basis, 73 per cent of the benefits that had accrued to members. The assumptions which have the most significant effect on the results of the valuation are as follows:

i) The two most important assumptions in the valuation of the pension plan are the long term investment yield and the rate at which benefits will increase in deferment. These assumptions are related and must be considered together. Statutory revaluation of 4% has been used.

ii) The mortality experience of the members of the Plan will be in accordance with the standard mortality table known as PA(90) rated down two years.

iii) 80% (70%) of male(female) members are married at retirement with wives aged three years younger than their husbands.

iv) Full allowance has been made for increases in pensions in payment in accordance with the scheme rules. Allowance has also been made for increases to preserved pension benefits in the period prior to Normal Pension Date where part of the pensions in excess of the Guaranteed Minimum Pensions is increased in deferment, future increases have been assumed at 5 per cent per annum.

v) The rate of interest will be 8% per annum both pre and post retirement.

Wiggins Group plc has accepted its liability to the Schemes' Trustees to provide funds to meet their pensions obligations.

Since 1 August 1999 the Company has been contributing £20,000 per month to the Company Scheme. It is expected that this contribution rate will lead to the Scheme being fully funded by 31 December 2006.

The deficiency identified by the actuarial valuation as at 6 April 1999 of £1,307,000 has been fully provided for. The brought forward provision for the Scheme deficiency as at 1 April 1999 was £115,000, therefore a further provision of £1,192,000 has been included in these accounts. Taking into account interest charges on the deficiency, of the £160,000 contributed to the Scheme, £84,000 has been applied to reduce the provision made and £76,000 has been expensed as other interest payable.

Revised notes

14. Note 19 to the original accounts is replaced by the following continued:

Pension arrangements continued
The significant increase in the deficit during the period was due inter alia to a significant reduction in long term interest rates which meant that the value of the liabilities increased significantly whilst the value of the assets did not rise by the same amount.

No new members have been or will be admitted to the Scheme.

A further £24,000 has been contributed to other Group schemes during the year.

15. Additional note to the original accounts

Financial instruments
Risk management

These issues are assessed on a continual basis.

Liquidity risk

The Group finances itself through a combination of equity and short and medium term debt. The Group satisfied its liquidity needs and continued its use of short term bank facilities. As at 31 March 2000 the Group had committed bank facilities of £2,650,000 (1999: £6,250,000). There were no facilities which remain undrawn but the facilities have not been exceeded.

On 15 July 1999, a subsidiary of the Company, Wiggins Fairfield Limited, obtained a short term loan of £5 million. The subsidiary provided an undertaking in respect of the loan to procure that the Tangible Net Worth, as set out in the interim or statutory accounts from time to time issued in respect of the Group and/or the Company, at any time during the currency of the loan would not be below a certain level. As at the date of these revised accounts, that undertaking had not been fulfilled. It is the directors' considered view that the availability of this finance will be unaffected by the failure to fulfil that undertaking. Further, if the availability of this finance were to be affected, it is the directors' considered view that the Company would be able to finance itself through obtaining replacement short term finance. The directors have therefore concluded that this will not cause the Company any difficulty in meeting its financial commitments.

Foreign currency risk

The Group faces foreign currency exposure on transactions undertaken in foreign currencies on a regular basis. However, in its present circumstances, the extent of the Group's exposure to localised currency fluctuations or exchange controls is not significant.

Interest rate risk
The Group assesses the exposure of its overall financial position on a net basis, after considering the extent to which variable rate liabilities can be offset with variable rate assets, typically short term deposits and cash. The Group's policy is to minimise interest expense.

The Group does not use financial instruments to manage its interest rate exposures or speculate in derivative financial instruments.

Interest rate risk continued

The interest rate profile of the financial assets and liabilities of the Group as at 31 March 2000 was as follows:

(a) Interest rate risk profile of financial assets and financial liabilities

Financial assets

Financial assets comprise cash at bank and in hand and other fixed asset investments. Short-term debtors are excluded as permitted by FRS 13.

At 31 March 2000

	Floating rate financial assets £000	Fixed rate financial assets £000	Financial assets on which no interest is paid £000	Total £000
Currency				
Sterling	549	–	1,010	1,559
US $	11	–	–	11
Total	560	–	1,010	1,570

Floating rates are linked to base rate. The interest-free assets are investments with no maturity date.

At 31 March 1999

	Floating rate financial assets £000	Fixed rate financial assets £000	Financial assets on which no interest is paid £000	Total £000
Currency				
Sterling	158	–	1,010	1,168
US $	98	–	–	98
Total	256	–	1,010	1,266

Floating rates are linked to base rate. The interest-free assets are investments with no maturity date.

Revised notes

(a) Interest rate risk profile of the financial assets and financial liabilities continued

Financial liabilities

Financial liabilities comprise interest-bearing debt and creditors due after more than one year. Short-term creditors are excluded as permitted by FRS 13.

At 31 March 2000

	Floating rate financial liabilities £000	Fixed rate financial liabilities £000	Financial liabilities on which no interest is paid £000	Total £000
Currency				
Sterling	8,874	18,253	3,750	30,877

At 31 March 1999

	Floating rate financial liabilities £000	Fixed rate financial liabilities £000	Financial liabilities on which no interest is paid £000	Total £000
Currency				
Sterling	7,741	3,380	3,750	14,871

At 31 March 2000

	Fixed rate financial liabilities		Financial liabilities on which no interest is paid
	Weighted average interest rate %	Weighted average period for which rate is fixed Months	Weighted average period until maturity Months
Sterling	12.97	23	27

At 31 March 1999

	Fixed rate financial liabilities		Financial liabilities on which no interest is paid
	Weighted average interest rate %	Weighted average period for which rate is fixed Months	Weighted average period until maturity Months
Sterling	11.07	12	39

The floating rate financial liabilities comprise:

Sterling denominated bank borrowings and overdrafts that bear interest at rates based on LIBOR or bank base rates.

Obligations under finance leases and hire purchase contracts.

Financial liabilities continued

(b) Currency exposures

Currency exposures at 31 March 2000 or at 31 March 1999 were not significant.

(c) Fair values

The fair value of all financial assets and liabilities at 31 March 2000 and 31 March 1999 was not materially different from their book value. There were no derivative financial instruments in either financial year.

(d) Maturity of financial liabilities

The maturity of the Group's financial liabilities at 31 March 2000 was as follows:

	2000	1999
	£000	£000
In one year or less, or on demand	**15,586**	10,278
In more than one year, but not more than two years	**12,144**	68
In more than two years, but not more than five years	**2,861**	4,410
In more than five years	**286**	115
Total	**30,877**	14,871

(e) Borrowing facilities

The Group has various available borrowing facilities. The committed bank facilities in respect of which all conditions precedent had been met at that date, were as follows:

	2000	1999
	£000	£000
Expiring in one year or less	**2,650**	6,250

Supplementary note to the accounts

for the year to 31 March 2000

Report of the auditors to the shareholders of Wiggins Group plc

We have audited the revised accounts of Wiggins Group plc for the year to 31 March 2000 which have been prepared under the historical cost convention and accounting policies set out on pages 38 to 40 in the original accounts and on page 10 of these revised accounts. The revised accounts replace the original accounts approved by the directors on 26 July 2000 and consist of the attached supplementary note together with the original accounts, which were dated 26 July 2000.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report, including, as described on page 27 of the original accounts, the accounts. Our responsibilities, as independent auditors, are established by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group and the Company is not disclosed. We are also required to report whether in our opinion the original accounts failed to comply with the requirements of the Companies Act in the respects identified by the directors.

We review whether the corporate governance statement on pages 24 to 26 of the original accounts reflects the Company's compliance with those provisions of the Combined Code specified for our review by the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all the risks and controls, or form an opinion on the effectiveness of the Company's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report, including the corporate governance statement, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

Basis of opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's and the Company's circumstances, consistently applied and adequately disclosed. The audit of the revised accounts includes the performance of additional procedures to assess whether the revisions made by the directors are appropriate and have been properly made.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the revised accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall presentation of information in the revised accounts.

Opinion

In our opinion the revised accounts give a true and fair view, seen as at 26 July 2000, the date the original accounts were approved, of the state of the Group's and the Company's affairs as at 31 March 2000 and of the Group's loss and cash flows for the year then ended and have been properly prepared in accordance with the provisions of the Companies Act 1985 as they have effect under The Companies (Revision of Defective Accounts and Report) Regulations 1990.

In our opinion the original accounts for the year ended 31 March 2000 failed to comply with the requirements of the Companies Act 1985 for the reasons identified by the directors on pages 1 to 4 of the supplementary note.

Ocean House
Waterloo Lane
Chelmsford
Essex CM1 1BD
Date: 6 March 2001

HLB Kidsons
Registered Auditors
Chartered Accountants



Wiggins Group plc

35 Berkeley Square
Mayfair
London
W1J 5AB

t. 020 7495 8686
f. 020 7493 0189

www.wigginsgroupplc.com


WIGGINS
GROUP PLC

REPORT

ACCOUNTS

NOTICE


Wiggins Group plc Annual Report 2002

Over the last four years, we've focused on growing and developing our unique PlaneStation concept. Now things are really taking off and we're ready to take the next step. To focus solely on developing PlaneStation to its full potential.

Directors and professional advisors

Directors

William W C Syson*†‡ - Chairman, retired 8 August 2002

Oliver I Iny ‡ - Chief Executive

Geoffrey Lansbury BA FCMA - Property

Christopher K Foster – Corporate

Nicholas J Godfrey BSc CA - Finance

Lady Delves Broughton *!@ - Senior Independent Director

* Independent non-executive

† Member of the Remuneration and Audit Committees

‡ Member of the Nomination Committee

William Syson
Chairman and a member of the Remuneration Audit and Nomination Committees until he formally retired on 8 August 2002.
Appointed a director in 1993. The former Chief Manager Head Office of the Bank of Scotland he is currently a Director and Chairman of Legg Mason Investors International Utilities Trust plc and Mortimer Growth plc.

Oliver Iny
Chief Executive and a member of the Nomination Committee.

Appointed a director in 1993 following the re-organisation of the Company. He has been involved in property development throughout the whole of his working life.

Geoffrey Lansbury
Property Director

Appointed a director in 1987 following the acquisition of Allison Homes Group of which he was managing director, having been previously been finance director of a subsidiary of Trafalgar House PLC.

Christopher Foster
Corporate Director

Appointed a director in 1993 following the re-organisation of the Company. He was one of the founder directors of Chase Corporation plc. He is the director responsible for future corporate acquisitions and investor relations.



Nicholas Godfrey
Finance Director

Appointed a director on 26 March 2002 he joined the Group in October 2001 having previously been Group Financial Controller of Taylor Woodrow plc for 6 years.

Lady Delves Broughton
Non-executive director and a member of the Remuneration, Audit and Nomination Committees.

Appointed a non-executive director on the 26 April 2001 and is a trustee to Lloyd's Charities Trust, a Member of The Regulatory Board and Investment Committee of Lloyd's of London and was previously a Member of Council of Lloyd's of London.

Secretary
Leslie G Inwood FCCA

Registered office
35 Berkeley Square Mayfair
London W1J 5AB

Registrar
Computershare Investor Services Plc
PO Box 82,
The Pavilions,
Bridgewater Road,
Bristol BS99 7NH

Auditors
KPMG Audit Plc

Bankers
National Westminster Bank Plc
Bank of Scotland
Coutts & Co

Brokers
Peel, Hunt & Company Limited

Solicitors
Berwin Leighton
Ashurst Morris Crisp

Chairman's statement

A clear focus for the future

Over the last nine years we have taken a small property business with few assets and transformed it into a Group which has the potential to become a major force in regional airports. As we look to the future, I believe we have every reason to feel confident.

During the year, we have continued to grow our base of developable assets – and now have interests at six airports across Europe and one in the US. Our experience at London Manston has convinced the Board of the benefits of developing a global network of regional airports. For this reason, we have taken the decision to accelerate the disposal of our non airport related property assets and to focus on developing our unique PlaneStation business.

The need for additional airport capacity for both cargo and passengers is widely acknowledged. We believe the PlaneStation network will deliver significant value to shareholders over the coming years.

OUR RESULTS Given the long term nature of the PlaneStation project and the scale of the investment required, the pre-tax loss of £27.5 million for the year to 31 March 2002 is in line with expectations. The result reflects the fact that there were no significant property sales in the year. In particular, the major sales at Fairfield Park, outlined below, occurred after the year-end. The review of the carrying values of the Group's property assets at the year-end resulted in write-downs on three of the Group's assets totalling £4.3 million. We expect our airports at Manston and Lahr to be the first to become profitable, followed by Parchim and Cuneo. We were very disappointed by the Secretary of State's decision to deny us planning for London City Racecourse at Fairlop. We will be seeking a judicial review of the decision and have held our investment in the site at cost pending the outcome. We are examining alternative uses for the site and, given its location and transport links, consider that there are alternative development opportunities in the event the Secretary of State's decision is upheld.

DEVELOPING THE PLANESTATION NETWORK Our objective now is to take PlaneStation forward – by ensuring our existing airports become self-financing and profitable as quickly as possible before acquiring new airports and maximising the full potential of the network.

PlaneStation is a new and innovative concept in air travel – intended to be the world's first global network of regional airports. We believe it has enormous potential, and will offer unique benefits to cargo carriers, low-cost airlines, business passengers and tourists, by relieving congestion and opening up more cost effective routes.

This year we acquired Black Forest Airport Lahr and a 43% interest in Cuneo-Levaldigi Airport in Italy. We now have long-term operational agreements or have interests at airports in the UK, Denmark, Germany, Italy, Czech Republic and Tennessee in the US.

Over the last year, we have focused on developing and expanding facilities for both passenger and cargo traffic – and have made progress across the network. At London Manston we laid new aprons and taxiways allowing us to increase cargo capacity from 36,400 to 200,000 tonnes p.a. During the year we have also increased cargo tonnage throughout our European airports. We have also been allocated over £30m of conditional EU grants to complete further developments on runways and other infrastructure at our airports.

We have continued to receive new business and a growing number of enquiries from cargo handlers and low-cost airlines, and we hope to announce significant land sales and property lettings at our airports during the coming year.

FUNDING Our strategy for funding until PlaneStation becomes self-financing has been through a phased programme of asset disposals supplemented by periodic issues of new equity. However, there were no significant property sales in the year to 31 March 2002, primarily due to delays in planning permission at Fairfield. This has put severe strain on our finances and our banking relationships.

During the year we raised £9.8 million of high interest mezzanine short term finance and raised £10.5 million through two placings of new equity with institutions. At the year end our bankers had agreed to temporarily postpone repayment of our debt until we received the Fairfield sale proceeds. We also received a demand from one of our secured creditors for immediate repayment of a loan of £5 million but this has since been lifted.

Since the year end we have raised a further £4.94 million through a placing of shares. We have also sold land at Fairfield for £13.8 million, which after retention and deposits already received produced net cash flow of £10.3 million. These receipts allowed us to repay £4.8 million of bank debt and helped fund working capital.

On 5 August, we completed the sale of the balance of land at Fairfield to a joint venture company in which we have a 50% interest, allowing the Group to benefit in the future profits from Fairfield. This generated proceeds of £16.7 million, which after deposits already received, a deferred element and our joint venture investment provided an initial £11 million of cash. The proceeds will be used to repay the majority of the Group's senior debt (apart from £17 million mainly comprising the Manston infrastructure "evergreen" debt), interest and to provide working capital.

We are negotiating terms with our lenders for the repayment of our mezzanine debt to be extended to December 2002 and January 2003 and are now progressing the legal documentation. We anticipate funding this repayment, interest and fees, the payment of the £5 million secured creditor and the balance of the projected cash outflow for the next year from further property asset sales or from the sale of a substantial stake in Manston.

It is a priority of your Board to repay all our mezzanine debt and secure new funding to enable the Group to properly fund its PlaneStation business.

CHANGES TO THE BOARD I advised shareholders last September that I would be retiring before the next Annual General Meeting. I am now over the age of 70 and a younger man will help the Company reach its potential as a major airport developer. It has been an exciting and unique 9 years and I would like to take this opportunity to pay tribute to my colleagues on the Board, and to all our staff. The Company intends to announce shortly my successor.

In addition to my own retirement, Lance Blackstone has stepped down as a non-executive director after nine years with the Company. We thank him for his sterling service. A replacement is currently being sought.

In March, we also appointed Nick Godfrey as our new Group Finance Director replacing David Green who was appointed as interim finance director. Nick joined the Group last October, having been Group Financial Controller of Taylor Woodrow plc for six years.

A POSITIVE OUTLOOK As I have previously stated, I believe we can feel optimistic about the future. The PlaneStation concept has enormous potential and is attracting significant attention and recognition from the air travel industry and governments. Given our success to date in creating a significant asset base and with the experience and professionalism of our team, I believe prospects are very encouraging. I would like to take this opportunity to thank our shareholders for their support during my term in office, and I wish the Company every success in the future.

William Syson, RETIRING CHAIRMAN
22 AUGUST 2002

evolve

By focusing on PlaneStation, we can deliver unique benefits to airport operators, airlines, cargo handlers and passengers. At the same time, we can build continued, sustainable income growth – to deliver maximum value to shareholders over the coming years.

focus on the future

A Company with a clear idea of where it's going...

Our the last five years, the Company has made significant progress in developing a unique and innovative idea in air travel - the world's first global network of regional airports, called PlaneStation.

Now we are ready to take the next step – and concentrate all our efforts into growing and building the PlaneStation concept to its full potential. Our experience at London Manston, which we acquired in 1998, has shown us the value of the PlaneStation concept, and we are confident that the network will deliver unique benefits to airlines, cargo handlers and passengers, as well as the airport operators themselves.

...and a focused strategy for future growth

Ultimately, by focusing on PlaneStation, our aim is to build continued, sustainable income growth – to develop assets which will become self-financing and consequently deliver significant value to shareholders over the coming years.

To do this we first need to invest in developing our airport portfolio. While we are growing the PlaneStation network the greater part of our profits for the next two years will come from our current property development programme. This will continue to support the development of the PlaneStation concept.

This year, we realised the first of these assets – with the sale of Fairfield Park. We expect to realise revenue from Liverpool over the next two years. These funds will allow us to move our existing airports quickly towards profitability, and once these are self-financing, we can invest more easily in future airports. At each site, we will also look for additional land for car parking, retailing and business parks in order to generate additional assets and revenue streams.

Why PlaneStation has so much potential?

With passenger and cargo traffic growing at a rate of 5% a year, existing airports are stretched to the limit and reaching saturation point. Building new runways, terminals or airports is expensive and time consuming, and there are often environmental and political issues to consider.

PlaneStation offers the ideal solution. By developing old military airports and under-performing facilities, and linking them together, we can provide a viable alternative to congested hubs, opening up new routes and offering passengers, airlines and freight operators greater choice and flexibility.

Over the last year, we have continued to receive a growing number of enquiries from airlines and cargo handlers about the possibility of using the network, and we expect to announce significant sales and lettings over the coming year.

It's worth noting that the events of September 11 have not affected the network's growth potential. Our initial growth was always intended to come from cargo and there is every sign that demand for air freight is growing. Indeed congestion caused by added passenger security will create real opportunities for regional and cargo airports. Imposition of tight security is also much easier at small regional airports, especially as PlaneStations are designed to apply the latest security technology.

Strength in numbers

Although each airport is planned to enter profitability in its own right after three years, the real value of PlaneStation will come from its ability to operate as a network. We believe that by creating a network of airports, the value of the network will add up to considerably more than the sum of its individual parts.

To find out more about PlaneStation and the value of the network, please visit www.planestation.com

A year of real progress

This year, our focus has been on developing our existing airports to make them operational, and to extend capacity, infrastructure and facilities in order to attract both international cargo and passenger traffic.

At London Manston, we laid new aprons and taxiways, increasing capacity six-fold, and making it a major contender as a new 'London' airport. Lorries now have direct access to the planes, enabling the fastest turnaround for cargo in the UK, and tonnages continue to rise faster than our predictions. We expect Manston to become a significant European cargo hub in the next few years – and we are confident that some of the major names in the field will soon begin using the airport on a regular basis.

This year we acquired Lahr airport and a 43% interest in Cuneo - Levaldigi airport. These are now fully operational with significant existing infrastructure and benefit from unusually low overheads. This makes them ideally placed to compete for new business and move towards profitability. Furthermore, the internal German market, previously protected by post-war agreements between Lufthansa, Air France and BA, is now succumbing to competition from low-cost airlines. This will create new opportunities which we are well placed to exploit, both geographically and commercially.

Since our acquisition of these new airports we have been planning for their consolidation and growth. We have achieved substantial savings at Lahr after a major management restructuring and Cuneo's new passenger terminal is currently under construction funded entirely by a government grant. Schwerin-Parchim, acquired in February 2001, has been allocated significant grants for infrastructure.

We have also made good progress at our two other European airports. Following an earlier agreement between the Group and BAE Systems, Pilsen Airport will benefit from significant capital investment subject to the confirmation of the order for fighter jets supplied by BAE Systems.

Finally, this year we also signed an agreement in the Middle East giving us the right to build and operate an international airport, as well as cold stores, a shopping centre and hotels. We have subsequently prepared concept designs and obtained local aviation authority approval.



Joining forces to add greater value

Ultimately to make PlaneStation work, we need support from public bodies and financial partners, as well as cargo handlers, airline operators and governments. This year we have continued to work closely with all these groups, and have seen growing interest and support for the project. In particular, the public authorities responsible for environmental regulation and planning are very supportive throughout the network. We are participating in an EU-funded inter-regional project in London Manston, Parchim, Cuneo and Lahr, designed to help authorities market their regional airports and business parks more widely.

The way forward

Over the coming year, we will continue to promote the network actively, and build both cargo and passenger business. We also plan to make further acquisitions of well-sited airports, once appropriate funding has been secured, although initially we will concentrate resources on developing our four potentially most lucrative sites – London Manston, Lahr, Parchim and Cuneo – and bringing these into profit.

Given the significant progress made over the past year, we have every reason to feel confident. PlaneStation has enormous potential, and we look forward to reporting our successes and profits to shareholders as we roll-out the network over the next few years.

London Manston Airport

We have invested heavily in infrastructure at London Manston this year and have increased capacity for cargo traffic six-fold. Its location, facilities and infrastructure make it ideally placed to become a major London cargo and passenger airport.



Left to right: Councillor Barry Coppock, Chairman of Thanet District Council; Councillor Richard Nicholson, Leader of Thanet District Council; Anthony Freudmann; Oliver Iny; David Jamieson MP, Aviation Minister; Sandy Bruce-Lockhart, Leader of Kent County Council; Stephen Ladyman MP, Thanet South; Mike Kruger, CEO MK Airlines

This year we have focused on extending facilities at London Manston to present the site as a viable contender as a new 'London' airport. This has included spending £7 million developing new aprons and taxiways, which enable direct transfers from runway to terminal and the fastest turnaround for cargo in the UK. These are now fully operational and the Aviation Minister opened them formally on 1 August. Capacity for freight has now increased from 36,000 tonnes to 200,000 tonnes annually.



GROWING INTEREST Following September 11 a number of enquiries were placed on hold as companies reviewed the impact the attack would have on their business. Despite this, London Manston handled 36,000 tonnes of cargo, a 13% rise on last year – and a growth rate equalled only by Stansted. Interest has now resumed, and we hope to announce the signing of several tenants shortly. We expect London Manston to double cargo traffic this year and to reach the profitable rate of 100,000 tonnes per annum within twelve months. We also plan to resume charter cruise flights next summer.

A REVIEW OF OPERATIONS Earlier in the year the airport management was instructed to look closely at its overheads, and to conduct an extensive review of its facilities and operations. Subsequent re-organisation has produced substantial cost savings without reducing operational effectiveness.

FUTURE PLANS Over the coming year, we intend to develop more aprons, hangars and warehouses, as well as upgrade security and invest in a border inspection post which will allow us to accept perishable produce. Our plans to build a new passenger terminal, capable

London Manston Airport







of handling 1.5 million passengers a year are also well advanced. We are in discussions with the rail operator on ways to provide a direct rail link with London. Both developments are fully supported by the statutory authorities.

Finally this year, we have continued to lobby at the highest level on the benefits of London Manston as opposed to new runways or airports in the south-east of England. We presented an environmental statement to Thanet Council, which was favourably received, and we contributed to the Government's consultation in relation to airports in the south-east.


plane station


SIZE OF AIRPORT:
283 hectares (700 acres)
FACILITIES:
2,752m x 60m (9,000ft x 200ft) runway (the widest runway in the UK, capable of supporting the A380 Airbus), air traffic control facilities and fire services, plus two new aprons and linked taxiways

MANSTON PARK We are continuing discussions with a number of companies who wish to locate their operations at Manston Park. These are typically companies who specialise in the packaging and processing of perishable foods and in aviation-related operations which need to be close to but not actually on the airport.

"London Manston has now substantially increased its capacity to handle new freight and passenger traffic. There has been considerable interest in our new facilities and we are in active discussion with a number of freight and passenger operators."

Alastair Robertson,
Airport Director

Cuneo-Levaldigi Airport, Italy


Cuneo Airport is ideally placed for access to the Alps in both Italy and France
– and this year work began on a new terminal to enable Cuneo to receive
additional traffic generated by the 2006 Turin Winter Olympics

The new terminal will have capacity for 1 million passengers, and we expect it to be completed by March 2003. The airport has received State grants of €3.2m which will cover the cost of constructing the passenger terminal, installing improved navigation and landing equipment and constructing fire-fighting facilities and helicopter rescue facilities.

AN IDEAL LOCATION Conveniently located at the heart of the Piedmont region, Cuneo is less than one hour from Turin, and 90 minutes from Nice and Monte Carlo. It is also within easy reach of the Italian Riviera, as well as being close to Saluzzo, entry point to the Milky Way Valley, the actual site of the games.

UPGRADING ACCESS The Italian Government is currently spending €1.4bn on upgrading traffic links throughout the area. New motorway and dual carriageway connections with Milan, Nice and the ski resorts will bring Turin within 30 minutes' drive, significantly increasing the airport's catchment area and opportunity for profitable passenger traffic. Work is also in progress on the region's rail links and a new tunnel at Tenda, and the French and Italian governments have agreed to extend the Lyon-Milan TGV high-speed rail link via Cuneo to Nice.


plane station


SIZE OF AIRPORT:
129 hectares (400 acres)
FACILITIES:
2,496m (8,188ft) runway,
5 hangars

EXPECTED GROWTH There has been a small increase in passenger traffic during the year, and the airport now operates summer weekend passenger flights to Olbia in Sardinia, and daily scheduled flights to Rome. We plan to extend the runway to cater for intercontinental 747 traffic in 2003, and we expect to see a substantial increase in cargo traffic, particularly in perishables, over the next year.

"With heavy regional investment triggered by the Winter Olympics, and an international runway and facilities under construction or planned, Cuneo is in an excellent position to establish itself as a leading regional airport over the coming years."

Lahr Black Forest Airport, Germany


Since acquiring Lahr in April 2001, we have successfully defended our operating licence and now anticipate both cargo and passenger business to accelerate rapidly.

Lahr Black Forest Airport is located in the Upper Rhine Region of Germany, on the main Frankfurt-Basel Autobahn and international rail network. As well as providing easy access to the popular Black Forest and Alpine regions, Strasbourg is only a 25 minute drive, Karlsruhe is 60 miles north and Zurich 65 miles south. A new Autobahn bridge over the Rhine which opens in September will cut these times even further. With excellent communication links and some 4.5 million people living or working within an hour's drive, Lahr is well placed to become both a popular freight hub and passenger terminal.

FIRST CLASS FACILITIES Significantly, the lease for Lahr came with valuable infrastructure, which was used by the Canadian Air Force in the Cold War. This included a 3,500 metre long runway - the longest in southern Germany and capable of taking all modern jet aircraft. The airfield covers some 525 acres and has the capacity to cater for 350,000 passengers a year, with extensive apron parking, all the necessary technical equipment, lights and navigation aids, plus the appropriate licences. The airport also offers excellent facilities for cargo flights, with five hangars complete with services, aprons and taxiways – plus a new freight forwarding facility.


SIZE OF AIRPORT:
208 hectares (525 acres)
(plus 231 hectares (570 acres)
of available development land)
FACILITIES:
3,450 x 45m (11480ft x 150ft)
intercontinental runway, 1.4 hectares
(3.5 acres) of hangar space,
6 hectares (13.5 acres) of concrete
aprons and taxiways, a traffic control
tower, fire station and parking facilities

Adjacent to the west of the airport, 570 acres of land is available for further development.

LEGAL ISSUES RESOLVED This year we made significant administrative changes at Lahr, and achieved substantial savings as a result. We successfully resolved objections from local residents to the operating licence granted in November 2001, and anticipate cargo business to accelerate dramatically now legal issues have been rectified. A logistics operator has already established regular services between Lahr and Ostend, and among other new initiatives, there has been a successful trial of long haul flights of fish from Vietnam to Lahr.

We also anticipate an increased demand for passenger flights, and expect the first scheduled services by the end of the year. Over the last twelve months, all major low-cost airlines have moved into Germany and are keen to develop intra-Germany and intra-European routes. Lahr offers a new cost-effective facility in one of the most affluent parts of the European Union.

Schwerin-Parchim Airport, Germany


Acquired in February 2001, Schwerin-Parchim Airport is about to benefit from a massive capital investment programme and we are already seeing encouraging levels of interest from both cargo and passenger handlers.

Both Hamburg and Berlin Airports are experiencing considerable pressure on slot allocations, and cargo airlines are particularly suffering. Parchim provides a viable and convenient alternative for cargo. Like Lahr, our lease for Parchim came with significant existing infrastructure, including a huge apron space capable of handling very large aircraft, a 3000 metre-long runway and a 24 hour licence. This year, we also opened a freight preparation hangar.

WELL PLACED FOR TOURISTS Schwerin-Parchim airport is conveniently situated between Berlin and Hamburg, in a picturesque region of undisturbed countryside, very popular with tourists. Attractions include Germany's largest inland lake, the Muritz, an ideal location for sailing, windsurfing and all kinds of watersports.

SIGNIFICANT EU FUNDING Recently, the airport has won a European Objective One grant of €37 million for infrastructure over the next three years. We plan to use these funds to build a new control tower, fire station, ground lighting and drainage works, as well as other


plane station



SIZE OF AIRPORT:
291 hectares (720 acres), plus 97 hectares (240 acres) of trading estate

FACILITIES:
3,000m (9,840ft) runway, huge apron space and 24 hour operations

infrastructure. We are also committing €3.7 million of our own funds to this project.

GROWING INTEREST Since receiving our licences in March, we have seen an encouraging surge of interest in the airport from both cargo and passenger airlines – and cargo flights are expected soon to be operating to Moscow and South America.

"With over €37 million of funding over the next three years, Parchim is set to become a significant hub for both cargo and passenger traffic."

Odense Airport, Denmark


Several tour operators have expressed an interest in Odense as a base for developing tourism, and the demand for cargo services in the region is just as keen.

SIZE OF AIRPORT:
130 hectares (320 acres)

FACILITIES:
1,650m runway, with an obligation on the owner of the airport freehold to extend the runway to at least 2,200m.

Odense, Denmark's third largest city, and birthplace of Hans Christian Anderson, is located on the island of Funen. The region has excellent road, rail and sea links, and the modern E20 motorway, which crosses the sea, links Copenhagen to the east with the Jutland peninsula to the west.

KEEN INTEREST A number of charter tour operators in Denmark, Sweden and Norway are actively discussing Odense as a base for developing tourism within the PlaneStation network. There is also a significant demand for cargo services.

However there has been an unfortunate delay in developing new business at Odense, due to a failure by the public authorities to extend the runway in accordance with a legal requirement in our lease. We hope this dispute may now be close to resolution.

Pilsen Airport, Czech Republic

plane station


Pilsen Airport is earmarked for considerable investment as part of an agreement between BAE Systems and the Czech government. Local and regional government and businesses are also keen to have a thriving airport on their doorstep.

SIZE OF AIRPORT:
509 hectares (1,257 acres)

FACILITIES:
2,450m (7,544ft) long runway

Pilsen airfield is in the West Bohemia region of the Czech Republic, approximately 55 miles south west of Prague. There is a new motorway nearby and the main line railway station is only 15 minutes away. The airfield is on the outskirts of this historic town, famous as the home of Pilsener Urquell beer. The Skoda car company is also based in the region.

MAJOR INVESTMENT Following an earlier agreement between the Group and BAE Systems, Pilsen Airport will benefit from capital investment of $279 million (£178m). This arises from an offset programme involving the Czech Government's recent decision to purchase BAE's Gripen aircraft.

On 19 August, in the light of the national flood disaster of the previous week, the Czech Defence Minister announced that the Gripen purchase would be subject to further cabinet review. Anticipating possible delay, the Group has already opened preliminary talks with an alternative investment partner.

"With major industries nearby, the recent completion of the motorway and significant capital investment, Pilsen Airport is in an ideal position to develop its freight and passenger business in the near future."

Smyrna Airport, USA


Located close to Nashville, Smyrna is well placed to attract both passenger and cargo traffic from the heavily congested Nashville International Airport.

SIZE OF AIRPORT:
60 hectares (150 acres), options for another 60 hectares (150 acres)

FACILITIES:
2,100m (6,888ft) runway

During the year we negotiated all necessary approvals with the FAA, and the airport is now in a position to extend the runway to receive international cargo traffic. Once completed, the next stage will be to construct a new passenger terminal, and we are currently awaiting initial planning approval to complete this task.

FAST TRACK PLANNING IN THE FUTURE In June 2002, the local planning authorities produced a new planning control framework, which should provide fast track planning procedures for the airport in the future.

Ajman, United Arab Emirates


plane station


This year we signed a contract giving us the rights to build and operate a new airport at Ajman, an emirate between Dubai and Sharjah. This is the first in our proposed network of Middle Eastern airports.
SIZE OF AIRPORT:
the proposed site is 1,057 hectares (2,612 acres)
PROPOSED FACILITIES:
a 186,000 sq metre (2,000,000 sq ft) shopping centre, cold stores and hotels

Since the agreement made in June 2001 with His Highness Sheikh Humaid Bin Rahid Al Nuaimi, we have prepared concept designs for the proposed development and obtained local aviation authority approval. Our plans include a 186,000 sq metre (2,000,000 sq ft) shopping centre, which will part-fund the cost of the airport.

A PROMISING LOCATION Ajman is centrally located on the western coast of the United Arab Emirates, and covers an area of 259 sq kilometres (100 sq miles). Its beautiful beaches offer plenty of potential for enhancing tourism through resort developments. The Port of Ajman already provides excellent facilities for cruise liners and international commercial traffic. It also provides extensive support to the Free Trade Zone located within the port, which could be extended further to include the airport development.

LAND SURVEY UNDERWAY We are currently conducting a land survey and geo-technical report on the site, before negotiating development of the project. We are also in discussions with a leading property group about a joint venture to fund the project, and we expect this to be determined by the end of the year.

growth


cultivating our assets ›

Liverpool Festival Gardens

In December we submitted a planning application to develop the Liverpool Festival Gardens site into a new gateway to the city. We expect the results in 2003.

WIGGINS GROUP PLC



SIZE OF SITE:
35 hectares (88 acres)

PROPOSED DEVELOPMENT:
800,000 sq ft of waterfront homes, a neighbourhood retail quarter, a four star hotel and conference centre, and gardens

CURRENT STATUS:
Awaiting planning permission, expected in 2003

Liverpool Festival Gardens comprises 88 acres of land, three miles from Liverpool city centre, with an extended river frontage onto the Mersey. Our aim is to develop a third of the site to create a Docklands-style scheme, with high quality waterfront homes, a neighbourhood retail quarter, a four star hotel and conference centre, and gardens. As well as helping to re-develop a run-down area of the city, the scheme will create a vibrant new gateway into Liverpool.

PROGRESS ON THE DEVELOPMENT After a lengthy and encouraging consultation process with Liverpool Council, the neighbouring residents and the Department of the Environment, we submitted a planning application for the development in December 2001. The sheer scale of the project has meant we've needed to compile lengthy and complex background documents to support our application. We have been working on this preparatory stage during the year, and have incorporated all the requirements put to us by the interested parties. We expect the Council's planning committee to make its decision in 2003.

London City Racecourse

The proposed London City Racecourse remains our preferred option at Fairlop Waters. However we are exploring other options for this valuable site located close to Central London.

The proposed London City Racecourse at Fairlop Waters near Redbridge will be the UK's first new horseracing facility for 70 years. Designed by leading architects Fosters & Partners, the new racecourse will cater for 20,000 spectators and will include a 10,000-capacity grandstand with a panoramic restaurant, as well as a 10-furlong, all weather oval track.

Destined to become one of the world's top racing venues, the course will host races on 31 Thursday evenings throughout the year, including many international events, and we anticipate races will be broadcast live around the world via satellite TV.


LONDON CITY RACECOURSE

WIGGINS GROUP PLC


SIZE OF SITE:
139 hectares (345 acres)
PROPOSED DEVELOPMENT:
A new horseracing facility for London

AN EASILY ACCESSIBLE SITE As well as being easily accessible from Fairlop and Barkingside Underground stations and Seven Kings mainline station, the racecourse is close to the M11, and we are working with the highways authority to improve nearby roads and minimise congestion.

A REAL OPPORTUNITY FOR LONDONERS This project will bring horseracing to a new generation of Londoners. The seven million people living within a 25 mile radius of the site will find it easy and convenient to attend. There will also be job opportunities for up to 1,000 local people.

THE CURRENT STATUS The British Horseracing Board has already approved the plans for the site and the scheme has the support of the majority of local residents.

Despite the fact that the Inspector unreservedly recommended the grant of planning permission for the scheme, the Secretary of State decided on 31 July 2002 to reject the proposed development. Our present intention is to issue judicial review proceedings in the High Court inviting the judge to quash the Secretary of State's decision.

Fairfield Park

In February, we received planning permission for our residential development at Fairfield Park – one of the largest housing schemes in the UK. Since then we have realised £34 million of revenue. In addition, we will participate in future profits from the site.

SIZE OF SITE:
70 hectares (174 acres)

PROPOSED DEVELOPMENT:
101 luxury apartments,
34 retirement apartments,
and 673 houses (45 affordable)

CURRENT STATUS:
Site sold for £34 million

Fairfield Hospital is a 226,000 sq. ft Victorian hospital, set in 174 acres of landscaped grounds near Hitchin in Hertfordshire. The site will be developed by leading UK housebuilders to create a new community of 101 luxury apartments, 34 retirement apartments and 673 houses (including 45 affordable properties).

THE LATEST DEVELOPMENTS Following the awarding of outline planning permission by Mid-Beds District Council, the Secretary of State determined there was no need for a public inquiry. Subsequently we entered into a detailed Section 106 planning agreement with the Local Authority, and work commenced on site in February 2002.

The completion of the sale of the first 20 acres took place in May, and at the beginning of this month, we sold the balance of the land to a joint venture company, in which we will retain a 50% interest. This brings total proceeds received to date from the site to £34 million. We will receive, in the future, our share of profits from the joint venture and will benefit from increases in land values at the development.

WIGGINS GROUP PLC

Burford



We are keen to develop a new residential settlement at Burford in the Cotswolds, and have appointed Atis Real Weatherall to progress these proposals on our behalf.

SIZE OF SITE:
109 hectares (270 acres)

PROPOSED DEVELOPMENT:
New residential settlement

CURRENT STATUS:
Atis Real Weatherall progressing proposals on our behalf

Formerly a WW2 RAF aerodrome, Burford is a 270 acre site, situated near Carterton in West Oxfordshire. We hope to develop a new residential settlement on the site and have appointed Atis Real Weatherall to help move the project forward. This is a longer term initiative which we expect to come to fruition over the next five years.

Financial review

Trading

The net loss for the year before taxation was £27.5m, an increase of £11.3m over the loss for the previous year. This loss was after property and asset writedowns totalling £4.3m. Completed land sales at Fairfield Park since the end of the year are expected to result in a substantial improvement in the result for the current financial year.

Property development

The operating loss on property operations of £10.6m was mainly due to a lack of any significant sales in the period. Outline planning permission was granted on Fairfield Park in February 2002 and the first sale of a small parcel of 4.5 acres of land took place in that month. The loss included £2.7m of provisions against the carrying value of our development property at Lincoln and a property loan.

After the end of the financial year we completed in May the sale of 20 acres at Fairfield Park to the consortium of housebuilders and on 5 August we completed the sale of the balance of the land at the site to a joint venture company in which we retain a 50% interest. In the first half of the current financial year we will recognise the profit on the 20 acres in full, but will only be able to recognise 50% of the profit on the sale to the joint venture. The balance of the profit on this sale will be recognised at the time the land is sold by the joint venture to third parties.

Airport operations

The loss on airport operations increased from £7.5m to £8.2m. This is largely due to the inclusion of a full years loss at Black Forest Airport Lahr and Cuneo Airport which were acquired in April 2001 and at Parchim acquired just before the start of the financial year. The PlaneStation network is at the early stages of its development and these initial losses are broadly in line with expectations at the time of acquisition.

Manston handled 36,400 tons of cargo in the year, an increase of 13% over the previous year and incurred an operating loss of £3.9m compared to £3.6m in the previous year. The increase in cargo handling turnover at Manston did not fully compensate for the reduction in low margin fuel sales at the airport. Overall turnover at PlaneStations increased due to the acquisitions.

With the completion of the new aprons and taxiways at Manston, revenues are now able to increase significantly without increasing the existing overhead. Operational breakeven is expected to take place at around 100,000 tons of cargo.

Leisure
The loss in the leisure activity was due to a property writedown of £0.6m which reflects an offer received on this property in the second half of the year.

A provision of £1.0m has been made against the carrying value of the Group's investment in Montpensier Developpement SA to reflect the Board's estimate of its current realisable value.

Net interest expense increased from £3.0m in 2001 to £6.4m in 2002 reflecting the higher level of borrowings and increased interest costs. The higher interest cost is attributable to temporary mezzanine finance which was unavoidable because of the Group's weak balance sheet. The use of this finance will continue until further asset sales take place.

Balance sheet
During the year £10.5m of equity was raised through two placings, but as a result of the losses recognised in the year, shareholder funds fell to negative £7.7m at 31 March 2002. In May 2002 further equity was placed raising a net £4.94m which together with the profit on the sale of Fairfield to be recognised in the first half of the current financial year should result in the next interim accounts showing positive shareholder funds.

Borrowings and cash flow
The net debt at 31 March 2002 was £47.7m compared to £32.5m at the previous year end. This increase was to fund the net investment in fixed assets of £9.2m, the £4.3m expenditure on the acquisition of new PlaneStations and the year's operating losses.

We invested almost £7m in the year building 8 acres of new apron space and taxiways at Manston which increases annual cargo handling capacity from 34,000 tons to 200,000 tons. This investment, financed by an "evergreen" facility, became operational in April 2002.

The acquisitions in April 2001 of Black Forest Airport Lahr and the 43% interest in Cuneo Airport in Italy together with further payments in respect of the acquisition of Parchim airport resulted in an outflow of £4.3m in the year.

Financial review

Borrowings and cash flow continued

The cash outflow from airport operations is expected to improve as traffic volume increases. In particular it is anticipated that with the new apron capacity at Manston, cargo volumes should increase sufficiently such that Manston is expected to move into a balanced operational cash flow within about twelve months.

The total cash outflow for the year was financed by a combination of £10.5m from equity placings and £16.7m from a net increase in borrowings, of which £9.8m was mezzanine debt.

The already completed sales at Fairfield Park will be sufficient to make a substantial reduction in Group borrowing with proceeds paying down £8m of senior debt.

We are currently in negotiations with our lenders to reschedule the repayment of our mezzanine debt. This is more fully described on page 74.

The cash flow strategy is to sell property assets to repay in full the mezzanine debt and to fund the PlaneStation network until the growth of airport traffic enables the network to become self financing.

However as previously reported we are seeking equity investors in individual airports to help fund capital expenditure. Manston in particular needs substantial expenditure on hangar and warehouse projects which will require additional equity. Negotiations are progressing with several interested parties.

Accounting policies

The Board has reviewed all of its accounting policies in the year in order to bring them in line with best practice and increase transparency. The policy on turnover recognition has been changed to only include turnover on properties legally completed by the year end. This change has no impact on either the current or comparative year. Depreciation lives have also been reviewed to reflect the greater significance of the PlaneStation business.

The Group has adopted Financial Review Reporting Standards 18 (Accounting Policies) and 19 (Deferred Tax) and the transitional arrangements of FRS 17 (Retirement Benefits) in these financial statements.

22 August 2002

Corporate governance

The Board supports the highest standards in corporate governance and has reviewed the Group's procedures following the publication of the Combined Code (the "Code") published in June 1998. The principles of the Code are set out under four main headings and the Company has applied them as follows:

Directors
The Board consists of four executive directors and three non-executive directors until 3 July 2002 when Mr. L R Blackstone retired and two until 8 August 2002 when Mr. W W C Syson formally retired as a director.

The Chairman is one of the non-executive directors and there is a clear division of responsibility between the Chairman and the Chief Executive. The Board meets at least eight times a year and has a formal schedule of matters reserved for its consideration and decision. This includes approval of financial strategy and acquisitions, reviewing performance, ensuring adequate financial resources are available and reporting to shareholders. This schedule is reviewed on a regular basis. Prior to each Board meeting, directors are sent an agenda and Board papers for each item to be discussed. The directors have the opportunity to make enquiries of management and additional information is provided where necessary. All directors have access to the advice and services of the Company Secretary and may also seek independent professional advice, at the Company's expense, if so required to carry out their duties.

All executive directors have one year rolling contracts except for Mr. Godfrey who has a three month contract. All directors are required to offer themselves for re-election every three years. The independent directors during the year were Mr. W W C Syson, Mr. L R Blackstone and Lady Delves Broughton. Lady Delves Broughton is currently the senior independent director.

Committees of the Board
As appropriate the Board has delegated certain responsibilities to Board committees. Membership of the board committees and a summary of their terms of reference are set out below:

Corporate governance

Audit Committee

Members
L R Blackstone (Chairman until 3 July 2002)

Lady Delves Broughton

W W C Syson (until 8 August 2002)

Following the retirement of Mr. Blackstone and Mr. Syson the Board are seeking an independent non-executive director who will, inter alia, chair the Audit Committee and a further member of the Audit Committee.

Reporting procedures
The secretary shall circulate the minutes of meetings of the committee to all members of the Board and other parties it considers appropriate.

Membership and attendance at meetings
The Committee shall be appointed by the Board from amongst the non-executive directors of the Company and shall consist of not less than three members, a majority of whom shall be independent non-executive directors. The chairman of the Committee shall be appointed by the Board and shall be an independent non-executive director. A quorum shall be two members including at least an independent non-executive director.

Executive Board directors, other members of management and the head of internal audit shall not be members of the audit committee. They, together with other relevant persons or expert(s) and a representative of the external auditors, may attend meetings at the invitation of the committee.

Frequency of meetings
Meetings shall be held not less than four times a year or more frequently as circumstances require. The Committee shall normally meet without the presence of executive management, but with the external auditors present. However, it is not required to meet in the presence of the external auditors when matters relating to their appointment, performance or cost are discussed. The external auditors may request a meeting with the committee or its chairman at any time if they consider that one is necessary.

Authority
The committee is authorised by the Board to:

(a) investigate any activity within its terms of reference;

(b) seek any information that it requires from any employee and all employees are directed to co-operate with any request made by the committee; and

(c) obtain outside legal or other independent professional advice;

(d) commission the auditors or other experts to carry out further work relevant to its terms of reference at the Company's expense.

Duties
The duties of the committee shall be to:

(a) consider the appointment, resignation or dismissal of the external auditor;

(b) discuss with the external auditor the nature and scope of the audit (including any significant joint ventures, strategic alliances, investments or operations which are not subject to audit) and ensure co-ordination if more than one audit firm is involved;

(c) review the independence and objectivity of the auditors and matters related to the provision of non-audit services;

(d) review and consider the results of the external audit, and its cost effectiveness;

(e) consider communications from the external auditors on audit planning and findings and on material weaknesses in accounting and internal control systems that came to the auditors' attention;

(f) review and discuss with management and auditors the preliminary results, interim information and annual accounts before submission to the Board, focusing particularly on:

Corporate governance

Duties continued

- (i) the quality and acceptability of the accounting policies and practices and financial reporting disclosures and changes thereto;
- (ii) areas involving significant judgement, estimation or uncertainty:
- (iii) material misstatements detected by the auditors that individually or in aggregate have not been corrected and management's explanations as to why they have not been adjusted;
- (iv) the basis for the going-concern assumption;
- (v) compliance with financial reporting standards and relevant financial and governance reporting requirements;
- (vi) compliance with accounting standards relating to revenue recognition.

(g) discuss any difficulties, reservations or other matters arising from the external auditors' interim and final audits (in the absence of management where necessary);

(h) review, prior to its consideration by the Board, the external auditors' report to the directors and management's response: The auditors are required to supply copies of all management letters and management responses to each member of the Committee at their private addresses;

(i) review the Company's annual statement on internal control and its compliance with the Turnbull guidance prior to consideration by the Board; and in particular where requested by the Board to review:

- (i) the policies and overall process for identifying and assessing business risks and managing their impact on the Company;
- (ii) regular assurance reports from management, external auditors and others on the operational effectiveness of matters related to matters related to risk and control;
- (iii) the timeliness of, and reports on, the effectiveness of corrective action taken by management; and
- (iv) whether the principles of the Turnbull guidance are being embedded within the Company;

Duties continued

(j) consider any necessary disclosure implications of the process that has been applied by the Board to deal with material internal control aspects of any significant problems disclosed in the annual report and accounts;

(k) annually consider and make recommendations to the Board on whether a separate internal control function is required;

(l) consider the major findings of any relevant internal investigations into control weaknesses, fraud or misconduct and management's response (in the absence of management where necessary);

(m) consider the disclosure about the role of the audit committee included in the annual report;

(n) review other disclosures or documents as agreed with the Board;

(o) consider other topics, agreed with the Board, such as the Company's policies for preventing or detecting fraud, its code of corporate conduct/business ethics, or the policies for ensuring that the Company complies with relevant regulatory and legal requirements; and

periodically review and update its own terms of reference requesting Board approval for all proposed changes and, at appropriate intervals, evaluate its own performance against its terms of reference and best practice.

Corporate governance

Remuneration Committee

Members

W W C Syson (Chairman until 8 August 2002)

L R Blackstone (until 3 July 2002)

Lady Delves Broughton

Terms of reference

To determine and recommend the remuneration of the executive directors and to align the interests of the executive directors with those of the shareholders.

To ensure that the executive directors and the senior management of the Group are fairly rewarded for their individual contributions to the Group's overall performance.

Non-executive directors receive a fee and the Board believes that their remuneration does not represent such a material amount of income in relation to any one director's overall financial position so as to prevent them from acting independently.

To recommend to the Board the grant of options under the Executive Share Option Scheme and to monitor the satisfaction of the performance conditions attaching to the scheme.

The Remuneration Committee meets at least once during the year.



Nomination Committee
Members

W W C Syson (Chairman until 8 August 2002)

O I Iny

L R Blackstone (until 3 July 2002)

Lady Delves Broughton

Terms of reference
To make recommendations to the Board on all new Board appointments.

To consider succession plans for the Board.

Risk Committee
The directors have set up, in addition, a Risk Committee, comprising Mr. Foster, Mr. Godfrey and the Company Secretary to further enhance the Group's management of internal control and business risk.

Corporate governance

Terms of reference
To assess business, financial, operational and compliance risk.

The Group's principal financial instruments comprise bank loans and overdrafts, cash and short term deposits. The main purpose of these instruments is to raise finance for the Group's operations. The Group has various other financial instruments such as trade debtors and trade creditors arising directly from its operations.

The key risks associated with the Group's use of financial instruments are detailed in note 25.

Directors' remuneration
Details of the remuneration for each director serving during the year are set out in the remuneration report.

Relations with shareholders
The Board has always sought good relations with the Company's shareholders and believes it is very important that shareholders receive timely information on their Company's progress.

They understand it is important for both private and institutional shareholders to have the opportunity to raise concerns or discuss matters with the directors. Mr. Iny, Mr. Godfrey and Mr Foster have responsibility for maintaining appropriate communications with institutional investors. All of the directors attend the Company's annual general meeting and are available to answer questions at the meeting or privately. The notice of meeting together with any related papers are sent to shareholders at least 20 working days before the meeting. Shareholders are given the opportunity to vote on each separate issue. Proxy votes are counted and summary figures are announced after the vote on a show of hands on each resolution except where a poll is called.

The Annual and Interim Reports are sent to all shareholders and shareholders whose shares are held by nominees may receive copies of such communications on request. The Annual and Interim Reports together with press releases and other information on the Group are available on the Group's web site (http://www.wiggingsgroupplc.com).

Internal control

The Board recognises its overall responsibility for the Group's systems of internal control and for monitoring their effectiveness. However, in reviewing the effectiveness the Board recognises that any system of internal control, such review can however only provide reasonable but not absolute assurance against material misstatement or loss.

The Group recognises the requirements of the Combined Code, however, the Group does not have an Internal Auditor but, with the controls already in place and the current development of the Group, the Directors do not consider it necessary to have an internal auditor at this stage of the Group's development.

The Group has, throughout the year under review, maintained an informal review of risks at Board level but has not established a final formal structure. Accordingly the Group has not fully complied with the requirement to formally identify and prioritise risk with appropriate staff and management, nor put into place formal procedures for the management, control and review of the identified risks.

The Group has historically had in place relatively informal systems procedures and documentation thereof as well as informal budgeting and forecasting procedures and monitoring; the directors being of the opinion that the management of cash flow was paramount at this stage of development of the Group's business. The Group is going through a period of transition as the PlaneStation business in particular increases in importance and size. Accordingly arrangements are in hand for the establishment of formal budgeting and forecasting procedures and for the approval and monitoring of these budgets in conjunction with the preparation of Group monthly management accounts and variance analysis.

Corporate governance

Statement of compliance
During the year ended 31 March 2002, the Group complied with the Code except that the Board did not complete a formal review of the effectiveness of Internal Control.

Mr L R Blackstone retired as a non-executive director on 3 July 2002 and Mr W W C Syson formally retired as a non-executive director on 8 August 2002. The Company has not complied with the Code regarding the composition of the Board and certain of the Board Committees in the period since the resignations. The Company is taking steps to identify and appoint new non-executive directors, including a new Chairman of the Company. It is the Company's intention that the new non-executive directors will include one or more independent non-executive directors and that they will serve on appropriate Board Committees such that the Company complies with the relevant requirement of the Code.

Action is being taken to ensure that the Group fully complies with all requirements of the Combined Code in future.

Going concern
The accounts contained within the Annual Report have been prepared on the going concern basis. The basis on which the directors have concluded that this basis of preparation is appropriate is described in the notes to the accounts on page 72.

Directors' report

The directors present their report and the audited accounts of the Group for the year ended 31 March 2002.

1. Statement of directors' responsibilities

We are required under company law to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Group and Company, and of the profit or loss of the Group for that year.

The directors also consider that the Group has adequate resources to remain in operation for the foreseeable future and have therefore continued to adopt the going concern basis in preparing the accounts. As with all business forecasts the directors' statement cannot guarantee that the going concern basis will remain appropriate given the inherent uncertainty about future events.

The directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the accounts comply with the Companies Act 1985. The directors also have responsibility for ensuring that the annual report includes information required by the Listing Rules of the Financial Services Authority.

The directors have general responsibility for the Group and Company for taking such steps as are reasonably open to them to safeguard the assets of the Group and the Company and to prevent and detect fraud and other irregularities.

The maintenance and integrity of the web site is also our responsibility; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the information contained in the accounts since they were initially presented in the web site.

Legislation in the United Kingdom covering the preparation and dissemination of the accounts and other information included in annual reports may differ from legislation in other jurisdictions.

Directors' report

2. Group activities

The Company is a holding and trading company which owns subsidiary companies whose principal activities are commercial and residential property development, the operation and management of leisure facilities and operation of airport services.

3. Review of the business and future trading prospects

A full review of the Group's performance and prospects will be found in the Chairman's Statement on page 4 and the Review of Operations on pages 10 to 38.

The principal operating undertakings within the Group are shown on pages 89 and 90.

4. Turnover, results and dividend

Details of turnover and trading results are set out in full in notes 1 and 2 to the accounts on pages 78 to 80. The directors do not recommend the payment of a dividend for the year ended 31 March 2002.



5. Directors and their interests

Details of directors serving during the year and those currently in office are set out on page 2 save for Mr. D A Green who was appointed a director on 1 September 2001 and resigned as a director on 26 March 2002, Mr. L R Blackstone who retired as a director on 3 July 2002 and Mr W W C Syson who retired formally as a director on 8 August 2002.
Mr. N J Godfrey was appointed a director on 26 March 2002 and in accordance with the Articles of Association, he retires and, being eligible, offers himself for re-appointment.

Mr. C K Foster, whose details can be found on page 3, retires by rotation at the forthcoming Annual General Meeting and offers himself for re-appointment.

The interests of the directors, who held office at the end of the financial year, in the ordinary shares and in options to acquire ordinary shares of the Company or any other member of the Group appear in the Remuneration Report on pages 61 to 65.

There are no contracts of significance in which the directors of the Company are interested.

Directors' report

6. Employees

During the year, the Group has continued to provide employees with relevant information and to seek their views on matters of common concern. Priority is given to ensuring that employees are aware of all significant matters affecting the Group's trading position and of any significant organisational changes.

It is the policy of the Group to support the employment and career development of disabled persons where possible, both in recruitment and by retention of employees who become disabled whilst in the employment of the Group.

7. Substantial shareholdings

At 22 August 2002 notification had been received of the following interests which exceed a 3% interest in the issued share capital of the Company.

	Ordinary shares	% of issued share capital
Harlequin Holdings Limited	152,476,162	15.50
Prudential PLC	99,292,945	10.09
Mercury Asset Management	36,155,000	3.68
AXA Sun Life Investment Management Limited	27,572,000	3.00

8. Fixed assets

Changes in fixed assets during the financial year are set out in notes 9 to 11 to the accounts on pages 85 to 91.

The directors consider the market values of property included in fixed assets may be significantly higher than book value. The market values cannot be quantified with any degree of precision and therefore the taxation effect cannot be readily ascertained.

9. Taxation status
So far as the directors are aware, the Company is not a close company within the provisions of the Income and Corporation Taxes Act 1988.

10. Policy on payment of creditors
The Group does not follow any published code or standard on payment practice in respect of any of its suppliers.

In respect of certain suppliers it is the Group's policy to settle the terms of payment when agreeing each transaction to ensure the suppliers are made aware of the terms of payment and it is the policy to abide by agreed terms.

Other suppliers are generally paid in accordance with the suppliers' normal terms of trade.

Suppliers of goods and services relating to property development and vendors of land for development, which represents a major part of 'trade creditors', are paid on terms which are specifically negotiated with them.

The average number of days taken to pay suppliers is 135 days (2001: 115 days) which is distorted by the negotiation of the extended terms in respect of property development.

11. Post balance sheet events
On 10 May 2002 46,750,000 ordinary shares of 1p each were placed at 10.8p per share.

On 31 July 2002, the Group was advised that the application to develop the London City Racecourse at Fairlop Waters Ilford had been rejected by the Secretary of State overturning the recommended approval by the Inspector following the planning enquiry in 2001. The Group intends to seek a judicial review of this decision in the High Court.

On 5 August 2002 the Group sold its Fairfield site to Fairfield Redevelopments Limited, a joint venture company in which the Group has a 50% interest with Galliford Try plc, to develop the site. The gross proceeds were £16,700,000.

Directors' report

12. Annual General Meeting
You will find on pages 111 to 113 of this document the Notice of Annual General Meeting of the Company to be held on 15 October 2002 at 10.30 a.m. A form of proxy for use by shareholders at the Annual General Meeting is also enclosed.

Explanatory notes on the special business are set out below.

(a) Resolution 6
The resolution proposes to amend the Articles of Association which have been in force since 1996. The proposed change will bring the Articles of Association into line with current practice on various aspects and will take account of recent legislation.

A summary of the principal amendments appears below. A copy of the revised Articles of Association, incorporating and showing all the amendments, will be available for inspection at the Registered Office and also at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London, EC2A 2HA, during normal business hours until 15 October 2002, and at the place of the meeting from one hour prior to, and during, the meeting.

The proposed amendments to the Articles of Association are:

(a) Uncertificated Shares
The Directors have previously resolved that the shareholders of the Company should be permitted to take advantage of the "CREST" paperless share transfer system. It was not necessary to amend the Articles of Association at the time of the board resolution, but the Company now wishes to take the opportunity to make such amendments to clarify that the Company is able to dispense with the requirement for share certificates. It is proposed that Article 4 be amended accordingly and consequential amendments be made to Articles 1, 2.7, 5.1, 5.2, 5.3, 5.5 and 5.8.

12. Annual General Meeting continued

(b) Electronic Communications

It is proposed that the Articles of Association be amended to reflect the Companies Act 1985 (Electronic Communications) Order 2000 which allows for the electronic transmission by the Company to recipients of notices of meetings (Article 22), annual reports, accounts and summary financial statements (Article 21.4). Such notices and documents will only be received electronically where the intended recipient has provided the Company with an electronic address for such purposes.

It is proposed that Article 10 be amended to enable the Directors to permit members to electronically transmit their proxy appointments to the Company.

It is proposed that Article 12.6 be amended to allow alternate directors to provide the Company with an electronic address as well as a postal address in order to receive notices of board meetings electronically.

It is proposed that Article 12.8 be amended to permit the appointment and removal of alternate directors by using electronic communications as well as by written notice.

It is proposed that Article 23 be inserted to allow the Company to place notices or other documents on a website and send a notification e-mail to the intended recipients informing them that such notice or documents are available on a website for them to access. No notices or other documents will be treated as having been sent or given to any person unless such person has agreed with the Company that such notices or documents may instead be accessed on a website.

It is proposed that consequential amendments are made to Articles 1, 5.8, 8.4, 8.6, 9.5 and 12.9.

(c) Retirement of Directors

It is proposed that Article 13.1 be amended to accord with the Combined Code on corporate governance by providing that each Director is to retire at the third annual general meeting after the annual general meeting at which he/she was last elected.

(d) Financial Services and Markets Act 2000

It is proposed that minor amendments be made to Articles 1, 5.3, 7.1, 11.6, 20.15 and 22.10 to recognise the creation of the UK Listing Authority under the Financial Services and Markets Act 2000.

Directors' report

12. Annual General Meeting continued

(e) Share Capital

It is proposed that Articles 2.1 and 2.2 be updated to represent the current authorised share capital of the Company. The Articles no longer need to refer to Deferred Shares as such shares were cancelled and extinguished by a special resolution dated 22 October 1998.

It is proposed that Article 2.9 be amended to reflect that it is no longer a mandatory requirement of the Listing Rules that any purchase by the Company of its own shares be approved by the holders of convertible securities.

(f) Share Certificates

It is proposed that Article 4.7 be amended to reflect that it is no longer a requirement that share certificates be issued under the Company's seal.

(b) Resolution 7

Article 12.3 of the Articles of Association sets the maximum ordinary remuneration of the directors of the Company. The current maximum is £100,000, but Article 12.3 contemplates the increase of the maximum figure by ordinary resolution. Therefore, resolution 7 will be proposed as an ordinary resolution to increase the maximum to £200,000 per annum. This proposed increase will enable the Company to provide appropriate remuneration to existing and future non-executive directors.

(c) Resolution 8

Your directors may only allot shares or grant rights over shares if authorised to do so by shareholders. The authority granted at the last Annual General Meeting is due to expire at this year's annual general meeting. Accordingly, resolution 8 will be proposed as an ordinary resolution to grant a new authority to allot unissued share capital up to an aggregate nominal value of £2,165,328, representing the entire authorised but unissued share capital of the Company as at 22 August 2002. This figure is less than one-third of the total issued ordinary share capital together with the ordinary shares to be allotted pursuant the exercise of the options granted under the Company's executive share option scheme. If given, this authority will expire at the Annual General Meeting in 2003.

The directors have no present intention to issue any shares other than in respect of the executive share option scheme.

12. Annual General Meeting continued

(d) Resolution 9

Your directors also require additional authority from shareholders to allot shares or grant rights over shares where they propose to do so for cash and otherwise than to existing shareholders pro rata to their holdings. The authority granted at the last Annual General Meeting was in respect of five per cent. of the then unissued ordinary share capital of the Company and was fully utilised pursuant to the placing of 10 May 2002. Resolution 9 will be proposed as a special resolution to grant a further authority. Apart from rights issues, the authority will be limited to the issue of shares up to an aggregate nominal value of £491,733 (being five per cent. of the issued ordinary share capital at 22 August 2002). If given, this authority will expire at the conclusion of the Annual General Meeting in 2003.

(e) Resolution 10

This resolution will renew the authority of the Company to purchase its own shares in the market up to a maximum of 146,536,608 ordinary shares, representing 14.9 per cent. of the issued share capital of the Company as at 22 August 2002. The maximum and minimum prices are stated in the resolution. Resolution 10 will be proposed as a special resolution to grant such authority. Your directors believe that it is advantageous for the Company to continue to have this flexibility to purchase its own shares. However, your directors will only exercise this authority if they are satisfied that a purchase would result in an increase in expected earnings per share and would be in the interests of shareholders generally. There are a total of 94,294,000 warrants and options to subscribe for equity shares outstanding as at 22 August 2002 which represent 9.58 per cent. of the issued share capital and 8.34 per cent of the issued share capital. if the maximum number of shares are purchased under this resolution.

Directors' report

13. Auditors

An ordinary resolution under Section 385 of the Companies Act to appoint KPMG Audit Plc, who have been appointed since the last Annual General Meeting, as auditors to the Company will be proposed at the Annual General Meeting.

By Order of the Board

L G Inwood
Secretary
22 August 2002

Registered office
35 Berkeley Square
Mayfair
London W1J 5AB

Remuneration report

Remuneration Committee and policy
The Remuneration Committee is responsible for advising and making recommendations to the Board on all aspects of executive directors' remuneration. Throughout the year the committee comprised Mr W W C Syson and Mr L R Blackstone and Lady Delves Broughton. Mr. Blackstone and Mr. Syson retired from the Board on the 26 July 2002 and 8 August 2002 respectively.

In determining appropriate levels of executive directors' remuneration, the Group's policy is to attract, motivate and retain high calibre individuals having regard to the circumstances of the Group and levels of remuneration in relevant comparator companies.

Non-executive directors
The non-executive directors do not have service contracts and are subject to re-election every three years. The fees of the non-executive directors are decided by the Board as a whole.

Executive directors
Directors' service contracts
All the executive directors, except for Mr. Godfrey, have one year rolling contracts and therefore are entitled to one year's notice. Mr. Godfrey is entitled to three month's notice.

Basic salaries
Salaries are reviewed annually on 1 April. No increases have been made since the 1 April 2001.

Benefits in kind
These benefits principally comprise a company car, private health care arrangements and death in service benefits of up to four times basic salary with a cap of £285,000 and are not pensionable. Such benefits have been included in the table of directors' emoluments.

Pension and life assurance
The Company does not at present operate a pension scheme in respect of the directors but makes a payment in lieu of contributions as shown the directors' emoluments below. No payments have been made for the year ending 31 March 2002.

Remuneration report

Directors' fees
The executive directors do not receive fees in addition to their basic salary.

Share options
In common with other public companies, the Group operates its share option scheme to align the interests of employees with those of shareholders whilst providing competitive remuneration package for executive directors and employees.

Options are granted over the ordinary shares of Wiggins Group plc with exercise price set at the market price prevailing at the date of grant. The options with principal performance criteria can only be exercised if certain criteria relating to the growth in earnings per share is met over a five year period.

Directors' emoluments
Year ended 31 March 2002

	Actual salary/fees £000	Benefits in kind £000	Total £000	Gains on exercise of options £000	2001 £000
W W C Syson Chairman (non-executive)	40	—	40	—	47
O I Iny	350	30	380	—	404
G Lansbury	285	14	299	—	326
C K Foster	285	20	305	46	329
D A Green	125	—	125	—	—
N J Godfrey	—	—	—	—	—
S P Hayklan (non-executive)	—	—	—	—	20
L R Blackstone (non-executive)	22	—	22	—	30
Lady Delves Broughton (non-executive)	21	-	21	—	—
	1,128	64	1,192	46	1,156

Directors' interests in shares

The interests of directors serving at the end of the year, and their families, in the ordinary share capital of the Company and disclosed to the Company under the Companies Act 1985 are as shown below:

	22 August 2002	31 March 2002	31 March 2001 or at date of appointment
	Fully paid 1p shares	**Fully paid 1p shares**	Fully paid 1p shares
W W C Syson	**N/A**	**1,096,666**	1,096,666
O I Iny	**260,000**	**170,000**	70,000
G Lansbury	**725,645**	**585,645**	585,645
C K Foster	**1,896,982**	**1,616,982**	1,116,982
L R Blackstone	**N/A**	**681,000**	681,000
Lady Delves Broughton	**1,045,380**	**960,380**	860,380
N J Godfrey	**200,000**	**—**	—

In addition to the interests of the directors and persons connected with them as referred to above, Mr O I Iny is a potential beneficiary of a trust which has interests in Harlequin Holdings Limited, a body corporate which is interested in 152,476,162 1p Ordinary shares.

Remuneration report

Directors' interests in share options

Name	As at 1 April 2001	Granted in year	Exercised in year	As at 31 March 2002	Option exercise	From	To
O I Iny	413,793	—	—	413,793	7.25p	Dec 1999	Dec 2006 *
	6,586,207	—	—	6,586,207	7.25p	April 2001	Dec 2003 !
	2,300,000	—	—	2,300,000	37.15p	Aug 2005	Aug 2007 !
	9,300,000	—	—	9,300,000			
G Lansbury	5,504,000	—	—	5,504,000	5.45p	Sept 1997	Sept 2004 *
	3,500,000	—	—	3,500,000	7.25p	April 2001	Dec 2003 !
	1,500,000	—	—	1,500,000	37.15p	August 2005	August 2007 !
	10,504,000	—	—	10,504,000			
C K Foster	12,000,000	-	400,000	11,600,000	2.50p	Oct 1996	Oct 2003 *
	3,500,000	-	-	3,500,000	7.25p	April 2001	December 2003 !
	1,500,000	-	-	1,500,000	37.15p	August 2005	August 2007 !
	17,000,000	-	400,000	16,600,000			

On 22 May 2002 the following options were granted

	Number granted			
N J Godfrey	266,666	11.25p	May 2005	May 2012 *
	1,233,334	11.125p	May 2007	May 2009 !
	1,500,000			

Directors' interests in share options continued

On 2 August 2002 the following options were granted

	Number granted			
O I Iny	4,500,000	6.75p	Aug 2007	Aug 2009
C K Foster	3,500,000	6.75p	Aug 2007	Aug 2009
G Lansbury	3,500,000	6.75p	Aug 2007	Aug 2009
N J Godfrey	2,500,000	6.75p	Aug 2007	Aug 2009

The options were granted without payment.

Mr. C K Foster exercised 400,000 options of 1p Ordinary shares when the market value was 14p.

* There are no performance criteria for these options.

! These options can only be exercised if certain criteria relating to the growth in earnings per share is met over a five year period.

None of the non-executive directors have share options.

Other than stated above, there have been no changes in the number of share options held by the directors between the 31 March 2002 and 22 August 2002.

During the year the Company's share price was between 10p and 28.18p and was 11.625p at 31 March 2002.

Independent auditors' report to the members of Wiggins Group plc

We have audited the financial statements on pages 70 to 109.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual Report. As described on page 51, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on page 50 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

Basis of audit opinion continued

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Going concern

In forming our opinion, we have considered the adequacy of the disclosures made on page 74 concerning the uncertainty as to the ability of the Group to reschedule repayment of its mezzanine debt and to generate additional funds – through further property sales, a sale of a stake in Manston or additional equity – in order to repay the rescheduled debt, meet other liabilities as they fall due and fund the Group's projected cash outflow over the coming year. In view of the significance of this uncertainty we consider that it should be drawn to your attention but our opinion is not qualified in this respect.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 March 2002 and of the loss of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor

London

22 August 2002

perform

accounts

Consolidated profit and loss account

for the year ended 31 March 2002

	Notes	Acquisitions £000	Continuing operations £000	2002 £000	2001 £000
Turnover: Group and share of joint venture	1	433	12,364	**12,797**	8,582
Less: Share of joint venture turnover		(104)	—	**(104)**	—
Group turnover		329	12,364	**12,693**	8,582
Cost of sales (including £3,263,000 (2001: £Nil) of asset writedowns)		(1,967)	(16,815)	**(18,782)**	(9,064)
Gross loss		(1,638)	(4,451)	**(6,089)**	(482)
Administrative expenses		(28)	(13,318)	**(13,346)**	(12,730)
Other operating income		—	51	**51**	16
Group operating loss	2	(1,666)	(17,718)	**(19,384)**	(13,196)
Share of operating loss in joint venture				**(557)**	—
Acquisition of joint venture – goodwill amortisation				**(121)**	—
Amounts written off investments				**(1,000)**	—
Net interest payable	5			**(6,419)**	(2,963)
Loss on ordinary activities before taxation				**(27,481)**	(16,159)
Taxation on loss on ordinary activities	6			**98**	7
Loss for the financial year before minority interests				**(27,383)**	(16,152)
Equity minority interests				**47**	—
Loss for the financial year after equity minority interests	17			**(27,336)**	(16,152)
Basic and diluted loss per share	8			**(3.00)p**	(1.87)p

Consolidated statement of total recognised gains and losses

	2002 £000	2001 £000
Loss for the financial year	**(27,336)**	(16,152)
Foreign exchange translation differences		
Group	**265**	239
Share of joint venture	**(12)**	—
Total net losses recognised since last annual report	**(27,083)**	(15,913)

Consolidated balance sheet

as at 31 March 2002

	Notes	2002 £000	2002 £000	2001 £000	2001 £000
Intangible fixed assets	9				
Goodwill		2,902		1,916	
Negative goodwill		(1,912)		(2,089)	
			990		(173)
Tangible fixed assets	10		35,509		38,583
Investment in joint venture:					
Share of gross assets		2,392		—	
Share of gross liabilities		(1,921)		—	
Goodwill		2,290	2,761	—	—
Fixed asset investments	11		—		1,114
			39,260		39,524
Current assets					
Stocks and work in progress	12		26,106		17,487
Debtors	13		2,183		4,904
Cash at bank and in hand			1,605		898
			29,894		23,289
Creditors: amounts falling due within one year	14		(54,995)		(39,050)
Net current liabilities			(25,101)		(15,761)
Total assets less current liabilities			14,159		23,763
Creditors: amounts falling due after more than one year	15		(21,899)		(15,070)
Net (liabilities)/assets			(7,740)		8,693
Capital and reserves					
Called up share capital	16		9,367		8,727
Share premium account	17		51,828		41,969
Special reserve account	17		1,443		1,443
Other reserves	17		541		569
Profit and loss account	17		(71,070)		(44,015)
Equity shareholders' (deficit)/funds	18		(7,891)		8,693
Minority interest			151		—
			(7,740)		8,693

These accounts were approved by the Board of directors on 22 August 2002

O I Iny Director N J Godfrey Director

Company balance sheet

as at 31 March 2002

	Notes	2002 £000	2001 £000
Tangible fixed assets	10	3,930	4,488
Fixed asset investments	11	13,917	16,878
		17,847	21,366
Current assets			
Stocks and work in progress	12	224	227
Debtors	13	30,517	36,330
Cash at bank and in hand		703	299
		31,444	36,856
Creditors: amounts falling due within one year	14	(25,581)	(15,830)
Net current assets		5,863	21,026
Total assets less current liabilities		23,710	42,392
Creditors: amounts falling due after more than one year	15	(1,380)	(3,622)
Net assets		22,330	38,770
Capital and reserves			
Called up share capital	16	9,367	8,727
Share premium account	17	51,828	41,969
Special reserve account	17	1,443	1,443
Profit and loss account	17	(40,308)	(13,369)
Equity shareholders' funds	18	22,330	38,770

These accounts were approved by the Board of directors on 22 August 2002

O I Iny Director N J Godfrey Director

Consolidated cash flow statement

for the year ended 31 March 2002

	Notes	2002		2001	
		£000	£000	£000	£000
Net cash outflow from operating activities	19a		(10,242)		(13,657)
Returns on investments and servicing of finance					
Interest received		703		178	
Interest paid		(3,994)		(2,527)	
Interest element of hire purchase and lease payments		(519)		(243)	
			(3,810)		(2,592)
Taxation					
UK Corporation tax recovered			2,491		7
Capital expenditure and financial investment					
Purchase of tangible fixed assets		(9,441)		(2,401)	
Proceeds from sale of tangible fixed assets		212		69	
Purchase of fixed asset investments		—		(106)	
			(9,229)		(2,438)
Acquisitions					
Purchase of subsidiary undertakings		(2,846)		(807)	
Net cash acquired with subsidiary undertakings		13		37	
Purchase of investment in joint venture		(1,422)		—	
			(4,255)		(770)
			(25,045)		(19,450)
Financing					
Issue of ordinary share capital		10,740		14,533	
Receipt of borrowings		18,719		10,067	
Capital element of hire purchase and lease payments		(476)		(585)	
Share issue expenses		(241)		(351)	
Repayment of borrowings		(1,527)		(5,188)	
			27,215		18,476
Increase/(decrease) in cash	19b		2,170		(974)

Accounting policies

for the year ended 31 March 2002

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's accounts. The Group has adopted FRS 18 'Accounting policies' and FRS 19 'Deferred tax' in these accounts. The comparative figures did not require restatement (see note 6). The Group has followed the transitional arrangements of FRS 17 'Retirement benefits' in these accounts.

Basis of preparation

The accounts have been prepared in accordance with applicable accounting standards and under the historical cost convention.

The accounts have been prepared on the going concern basis. The Group meets its day to day working capital requirements through loan and overdraft facilities which are repayable on demand. The nature of the Group's business is such that there can be considerable unpredictable variation in the timing of cash receipts.

At 31 March 2002, £12,889,000 of financial liabilities were due for repayment, including a secured creditor of £5,000,000. Our lenders had however agreed to temporarily postpone payment of £7,889,000 of this debt until we had received the Fairfield Park sale proceeds.

Since the year end, we have successfully completed the sale of the remaining land at Fairfield Park allowing us to repay £7,889,000 of borrowings. The demand from our secured creditor has been lifted, although this remains payable on demand.

The directors have prepared projected cash flow information for the year from the date of their approval of these accounts.

This cash flow information assumes, inter alia, that:

- The renegotiation of £9.8 million of the Group's mezzanine debt and fees thereon will complete as planned. The current basis of these negotiations is that amounts currently due for payment would be rescheduled for payment in December 2002. This would result in total repayments of mezzanine debt, including fees, of £13,962,000 in December 2002 and January 2003; and
- Further property sales, a sale of a stake in Manston or additional equity will provide sufficient cash for the Group to repay the rescheduled mezzanine debt, pay rolled up interest and fees thereon, repay the Group's other liabilities, including the secured creditor of £5 million, as they fall due and provide funds for the Group's projected cash outflow for the following 12 months.

On the basis of this cash flow information and discussions with the Group's providers of finance, the directors consider that the Group will be able to have access to sufficient financial resource to fund its working capital requirements for at least the next 12 months from the date of these accounts and thereafter for the forseeable future. However, since the cash flow information includes assumptions regarding transactions and negotiations that are not yet complete it is acknowledged that, inherently, there can be no certainty in relation to these matters. The accounts do not include any adjustments that would result should any of the assumptions made in the cash flow information prove to be invalid and from a withdrawal of the facilities by the Group's financiers.



Basis of consolidation
The consolidated accounts include the accounts of the Company and its subsidiary undertakings made up to 31 March 2002. The results of companies acquired are included from the date of their acquisition.

Under section 230(4) of the Companies Act 1985 the Company is exempt from the requirements to present its own profit and loss account.

A joint venture is an undertaking in which the Group has a long-term interest and over which it exercises joint control. The Group's share of the results of joint ventures made up to 31 March 2002 is included in the consolidated profit and loss account and its interest in their net assets is included in investments in the consolidated balance sheet.

Turnover

Turnover comprises sales of property legally completed during the year and the invoiced value of other sales (excluding value added tax).

Interest
Interest is charged to the profit and loss account as incurred except where a borrowing specifically finances a tangible fixed asset in the course of construction or land in the course of development. Such interest is capitalised once planning permission has been obtained and a firm decision to proceed has been taken until the asset is complete and is ready for use or sale.

Stocks and work in progress
All stocks are stated at the lower of cost and net realisable value. Cost of land in the course of development includes directly attributable overheads and finance costs.

Tangible fixed assets and depreciation
Tangible fixed assets are stated at cost less accumulated depreciation. Cost includes directly attributable overheads and finance costs.

Depreciation on tangible fixed assets, other than freehold and long leasehold land, is provided to write off the cost less the estimated residual value by equal instalments over the following estimated useful economic lives:

Freehold buildings	— 50 years
Leasehold land and buildings	— life of lease
Runways, taxiways and aprons	— 50 years
Runway surfaces	— up to 20 years
Plant and equipment	— 3 to 25 years

Accounting policies

for the year ended 31 March 2002

Leases
Assets acquired under finance leases are capitalised and the outstanding future lease obligations are shown in creditors. Operating lease rentals are charged to the profit and loss account on a straight line basis over the period of the lease.

Foreign currencies
Profit and loss accounts of overseas subsidiary undertakings and joint ventures are translated into sterling at average rates. Assets and liabilities are translated at exchange rates ruling at the balance sheet date.

Unrealised exchange differences on the translation of the net assets of overseas subsidiary undertakings and joint ventures are taken to reserves.

Exchange differences arising in the ordinary course of trading are reflected in the profit and loss account.

Deferred Taxation
Deferred tax is recognised, with discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

Goodwill and negative goodwill
Goodwill arising on consolidation represents the excess of the fair value of the purchase consideration of interests acquired in subsidiary undertakings and joint ventures over the fair value of the separable net assets acquired. Goodwill is capitalised as an asset and amortised to nil by equal annual instalments over its estimated useful life.

Negative goodwill arising on consolidation is included within fixed assets and released to the profit and loss account in the periods in which the fair values of the non-monetary assets purchased on the same acquisition are recovered through depreciation.

In the Company's financial statements, investments in subsidiary undertakings and joint ventures are stated at cost less amounts written off.

Grants
Capital based grants are included within accruals and deferred income in the balance sheet and credited to the profit and loss account over the estimated useful economic lives of the assets to which they relate.

Revenue grants received are matched against the relevant expenditure to recognise the net cost in the profit and loss account.

Pensions

Defined Contribution Schemes

The Group operates defined contribution schemes for certain employees. The assets of the schemes are held separately from those of the Group in independently administered funds. The amounts charged against profits represent the contributions payable to the schemes in respect of the accounting period.

Defined Benefit Schemes

The Group also operates two defined benefit schemes providing benefits based on final pensionable pay (The Wiggins Group plc Retirement Life Assurance and Disability Scheme and the Wiggins Group plc (KIA) Retirement Benefit Scheme). Both schemes are closed to new members. The assets of the schemes are held separately from those of the Group.

Pension scheme assets are measured using market values. Pension scheme liabilities are measured using a projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability.

Financial instruments

Financial assets and liabilities are recognised on the balance sheet at the lower of cost or net realisable value. Discounts and premia are charged or credited to the profit and loss account over the life of the asset or liability to which they relate. The Group has taken advantage of the exemptions available for short term debtors and creditors.

Notes to the accounts

for the year ended 31 March 2002

1. Turnover and loss on ordinary activities before taxation

Turnover

	Acquisitions £000	Continuing operations £000	2002 £000	2001 £000
Property development	—	3,713	3,713	37
Leisure	—	2,258	2,258	2,289
Airport operations	329	6,393	6,722	6,256
	329	12,364	12,693	8,582

Loss on ordinary activities before taxation

	Acquisitions £000	Continuing operations £000	2002 £000	2001 £000
Property development	—	(10,582)	(10,582)	(5,669)
Leisure	—	(611)	(611)	(47)
Airport operations	(1,666)	(6,525)	(8,191)	(7,480)
	(1,666)	(17,718)	(19,384)	(13,196)
Share of operating loss in joint venture (airport operations)			(557)	—
Acquisition of joint venture - goodwill amortisation (airport operations)			(121)	—
Amounts written off investments (property)			(1,000)	—
			(21,062)	(13,196)
Net interest (note 5)			(6,419)	(2,963)
			(27,481)	(16,159)

1. Turnover and loss on ordinary activities before taxation continued

Net (liabilities)/assets employed

	2002 £000	2001 £000
Property development	**15,151**	22,126
Leisure	**6,723**	7,166
Airport operations	**18,079**	11,938
	39,953	41,230
Net debt	**(47,693)**	(32,537)
	(7,740)	8,693

Analysis of turnover, loss on ordinary activities before taxation and net assets/(liabilities) by territory of origin

	Turnover		Loss on ordinary activities before taxation		Net assets/ (liabilities)	
	2002 £000	2001 £000	2002 £000	2001 £000	2002 £000	2001 £000
United Kingdom	**12,113**	8,567	**(22,312)**	(15,240)	**(8,820)**	7,208
Overseas	**580**	15	**(5,169)**	(919)	**1,080**	1,485
	12,693	8,582	**(27,481)**	(16,159)	**(7,740)**	8,693

Turnover by origin is not different to turnover by destination

Notes to the accounts

for the year ended 31 March 2002

2. Operating loss

	2002 £000	2001 £000
Arrived at after charging/(crediting):		
Auditors' remuneration		
– as auditors (in respect of the Company £50,000 (2001: £20,000))	240	52
– other services - current auditors	128	—
– other services - previous auditors	126	127
Amortisation of goodwill	110	—
Depreciation and amortisation of tangible fixed assets		
– owned assets	1,326	416
– held under finance leases and hire purchase contracts	426	377
Loss/(profit) on sale of fixed assets	30	(26)
Impairment loss on freehold property	600	—
Provision against development property	2,163	—
Provision against receivable	500	—
Operating leases		
– land and buildings	1,285	324
– equipment	26	25
Rent received	(51)	(16)
Exchange difference	9	(10)



3. Employees

	2002 Number	2001 Number
The average weekly number of employees, including directors, was:		
Property development and housebuilding	**6**	6
Administration	**30**	42
Leisure	**74**	70
Airport	**209**	135
	319	253

	2002 £000	2001 £000
Payroll costs including directors' emoluments were:		
Wages and salaries	**8,052**	5,503
Social security costs	**978**	530
Other pension costs (note 21)	**128**	236
	9,158	6,269

Employees' share options (excluding directors)
As at 31 March 2002 the following options issued in accordance with the rules of the executive share option scheme were unexercised:

As at 1 April 2001	As at 31 March 2002	Option price	From	To
1,000,000	**700,000**	2.50p	Mar 1997	Oct 2004 *
100,000	**100,000**	2.50p	Aug 1997	Aug 2004 *
400,000	**400,000**	6.00p	Aug 1997	Aug 2004 *
200,000	**—**	4.75p	Jan 1998	Jan 2006 *
1,096,550	**996,550**	7.25p	Dec 1999	Dec 2006 *
3,703,450	**3,703,450**	7.25p	Apr 2001	Dec 2003 !
300,000	**300,000**	10.00p	Mar 2000	Mar 2007 *
1,700,000	**1,700,000**	10.00p	Mar 2002	Mar 2004 !
600,000	**—**	10.00p	Sep 2000	Sep 2007 *
1,750,000	**1,750,000**	10.00p	Sep 2002	Sep 2004 !
1,023,076	**1,023,076**	22.75p	Sep 2002	Sep 2009 *
6,176,924	**6,176,924**	22.75p	Sep 2004	Sep 2006 !
845,070	**591,549**	35.50p	Jul 2003	Jul 2010 *
1,915,930	**1,915,930**	35.50p	Jul 2005	Jul 2007 !
—	**10,692,521**	35.50p	Jul 2005	Jul 2007 !
—	**202,216**	29.565p	Jan 2004	Jan 2011 *
—	**797,640**	29.565p	Jan 2006	Jan 2008 !
—	**196,721**	15.125p	Oct 2005	Oct 2012 *
—	**3,803,279**	15.125p	Oct 2007	Oct 2009 !

The options were granted without payment.

* There are no performance criteria for these options.

! These options can only be exercised if certain criteria relating to the growth in earnings per share is met over a five year period.

4. Directors' emoluments

	2002 £000	2001 £000
Directors' emoluments		
– as directors	**83**	147
– as executives	**1,109**	1,009
	1,192	1,156

Details of directors' emoluments, pension entitlements and share options are included in the Remuneration Report on pages 62 to 65.

5. Net interest payable

	2002 £000	2001 £000
Interest payable on bank loans and overdrafts repayable within five years	**1,819**	651
Interest payable on hire purchase and finance lease contracts	**519**	243
Other interest	**4,990**	2,247
	7,328	3,141
Less interest capitalised	**(201)**	—
	7,127	3,141
Interest receivable	**(703)**	(178)
Group's share of joint venture interest receivable	**(5)**	—
	(708)	(178)
Net interest payable	**6,419**	2,963

Other interest includes interest and amortisation of fees on mezzanine finance.

6. Taxation on loss on ordinary activities

	2002 £000	2001 £000
Overprovision in prior years	**100**	7
Share of joint venture under provision in previous years	**(2)**	—
	98	7

No liability to Corporation Tax arises on the results for the year ended 31 March 2002 (2001 £ nil).

At 31 March 2002 there is a potential deferred tax asset of £17,800,000 (2001: £14,200,000) which has not been recognised in these accounts. The elements of this unrecognised asset are:

	2002 £000	2001 £000
Corporation tax losses	**16,370**	12,760
Capital allowances	**1,120**	1,110
Other timing differences	**310**	330
	17,800	14,200

The potential deferred tax asset has not been recognised due to the uncertainties regarding the reversal of the underlying timing differences, and therefore no adjustment was required to the comparative figures on adoption of FRS 19.

Notes to the accounts

for the year ended 31 March 2002

7. Loss attributable to members of the parent Company

The loss dealt with in the accounts of the parent Company is £26,939,000 (2001: loss £15,106,000).

As permitted by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account.

8. Loss per share

The calculation of loss per Ordinary share is based on the following loss on ordinary activities after taxation.

	Basic 2002 £000	Basic 2001 £000	**Diluted 2002 £000**	Diluted 2001 £000
Loss for the financial year	**27,336**	16,152	**27,336**	16,152

	2002 Weighted average number of shares	2001 Weighted average number of shares
For basic loss per share	**911,194,321**	865,588,129

Because the inclusion of potential ordinary shares would decrease the basic loss per ordinary share they are not deemed to be dilutive and accordingly the basic and diluted loss per ordinary share is identical.

9. Intangible fixed assets

The Company has no intangible fixed assets. Details of those relating to the Group are as follows:

	Goodwill £000	Negative goodwill £000	Total Total £000
Cost			
At 1 April 2001	1,916	(2,089)	(173)
Exchange differences	(14)	134	120
Additions	1,153	—	1,153
At 31 March 2002	3,055	(1,955)	1,100
Amortisation			
At 1 April 2001	—	—	—
Charge for the year	153	(43)	110
At 31 March 2002	153	(43)	110
Net book value			
At 31 March 2002	**2,902**	**(1,912)**	**990**
At 31 March 2001	1,916	(2,089)	(173)

Goodwill is amortised over 20 years.

Negative goodwill previously taken to reserves was £569,000.

The additions to goodwill of £1,153,000 arose on the acquisition of Flugplatz Lahr Beteiligungen GmbH and its airport subsidiary Black Forest Airport Lahr GmbH in April 2001.

for the year ended 31 March 2002

10. Tangible fixed assets

	Freehold property £000	Long leasehold property £000	Short leasehold property £000	Plant equipment and vehicles £000	Total £000
Group					
Cost					
At 1 April 2001	16,504	10,727	3,646	12,009	42,886
Exchange difference	—	(6)	315	4	313
Additions during year	6,562	—	346	1,089	7,997
On acquisition of subsidiary	—	—	174	998	1,172
Disposals during year	—	(117)	—	(101)	(218)
Transfer to current assets	(4,226)	(5,770)	—	—	(9,996)
At 31 March 2002	18,840	4,834	4,481	13,999	42,154
Depreciation and amortisation					
At 1 April 2001	385	89	—	3,829	4,303
Exchange difference	—	—	8	—	8
Charged during year	233	7	125	1,387	1,752
Impairment loss	600	—	—	—	600
Disposals during year	—	—	—	24	24
Transfer to current assets	(42)	—	—	—	(42)
At 31 March 2002	1,176	96	133	5,240	6,645
Net book value 31 March 2002	**17,664**	**4,738**	**4,348**	**8,759**	**35,509**
Net book value 31 March 2001	16,119	10,638	3,646	8,180	38,583

Cost of tangible fixed assets includes £201,000 (2001: £Nil) of capitalised interest.

During the year, the Group reviewed its property assets and transferred five properties the Company intends to develop for resale with a total net book value of £9,954,000 from fixed assets to current assets. They are held at the lower of depreciated cost and net realisable value.



10. Tangible fixed assets continued

Plant, equipment and vehicles subject to hire purchase and leasing contracts included in net book value is:-

	Cost £000	Depreciation £000	Net book value £000
At 1 April 2001	3,823	(525)	3,298
Movement during the year	55	(426)	(371)
At 31 March 2002	**3,878**	**(951)**	**2,927**

	Freehold property £000	Plant, equipment and vehicles £000	Total £000
Company			
Cost			
At 1 April 2001	4,432	212	4,644
Additions during year	20	75	95
At 31 March 2002	4,452	287	4,739
Depreciation and amortisation			
At 1 April 2001	52	104	156
Charged during year	13	40	53
Impairment loss	600	—	600
At 31 March 2002	665	144	809
Net book value 31 March 2002	**3,787**	**143**	**3,930**
Net book value 31 March 2001	4,380	108	4,488

Plant, equipment and vehicles subject to hire purchase and leasing contracts included in net book value is:-

	Cost £000	Depreciation £000	Net book value £000
At 1 April 2001	158	(49)	109
Movement during the year	24	(30)	(6)
At 31 March 2002	**182**	**(79)**	**103**

for the year ended 31 March 2002

11. Fixed asset investments

Group

	Unlisted £000
Cost	
At 1 April 2001	1,306
Reclassification as interest in joint venture	(104)
At 31 March 2002	1,202
Amounts provided	
At 1 April 2001	192
Provided in year	1,010
At 31 March 2002	1,202
Net book value 31 March 2002	**—**
Net book value 31 March 2001	1,114

Company	Subsidiary undertakings £000	Other investments £000	Total £000
Cost			
At 1 April 2001	18,637	202	18,839
Investments written off	(961)	—	(961)
At 31 March 2002	17,676	202	17,878
Amounts provided			
At 1 April 2001	1,769	192	1,961
Provided in year	2,951	10	2,961
Released in respect of investments written off	(961)	—	(961)
At 31 March 2002	3,759	202	3,961
Net book value 31 March 2002	**13,917**	**—**	**13,917**
Net book value 31 March 2001	16,868	10	16,878

11. Fixed asset investments continued

Details of the investments in which the Group or the Company holds more than 10% of the nominal value of any class of share capital are as follows:-

Principal subsidiary undertaking	% of equity held	Class of share	Activity
Wiggins Management Services Limited	100	Ordinary	Provision of management services
Wiggins Homes (South) Limited	100	Ordinary	Residential development
Kent International Business Park Limited	100	Ordinary and preference	Commercial development
Wiggins Kingsbury Limited	100	Ordinary	Commercial development
Wiggins Fairfield Limited	100	Ordinary	Residential development
Wiggins Castle Wharf Limited	100	Ordinary	Commercial development
Cadbury House Club Limited	100	Ordinary	Leisure
London Manston Airport PLC (formerly Kent International Airport PLC)	100	Ordinary *	Airport
Kent International Travel Limited	100	Ordinary *	Travel agent
Tomorrows Leisure Limited	100	Ordinary	Leisure
Norham Multi Leisure Limited	100	Ordinary *	Leisure
Norham Investments Limited	100	Ordinary *	Leisure
PlaneStation Limited	100	Ordinary	Airport development
Maisons de Vichy SARL	100	Ordinary	Holding
PlaneStation Beteiligungen GmbH	100	Ordinary *	Holding
FPM Flughafen Parchim Meklenberg GmbH	100	Ordinary *	Airport
PlaneStation Inc	100	Ordinary *	Airport
PlaneStation Denmark A/S	100	Ordinary *	Airport
PlaneStation s.r.o.	100	Ordinary *	Holding
PlaneStation Pilsen s.r.o.	95	Ordinary *	Airport
Wiggins PlaneStation Italia Holdings S.p.A.	100	Ordinary *	Holding
Flugplatz Lahr Beteiligungen GmbH	100	Ordinary *	Holding
Black Forest Airport Lahr GmbH	100	Ordinary *	Airport

The principal subsidiary and associated undertakings are held by the Company except where marked *.

Notes to the accounts

for the year ended 31 March 2002

11. Fixed asset investments continued

All companies, apart from the following are incorporated and operate in England

	Country of registration
Maisons de Vichy SARL	France
PlaneStation Beteiligungen GmbH	Germany
FPM Flughafen Parchim Meklenberg GmbH	Germany
PlaneStation Inc	USA
PlaneStation Denmark A/S	Denmark
PlaneStation s.r.o.	Czech Republic
PlaneStation Pilsen s.r.o.	Czech Republic
Wiggins PlaneStation Italia Holdings S.p.A.	Italy
Flugplatz Lahr Beteiligungen GmbH	Germany
Black Forest Airport Lahr GmbH	Germany

The results of the subsidiary undertakings are included in the consolidated Group accounts.

Principal associated undertaking

	% of equity held	Class of share
Silent Communications Limited	25	Ordinary

Silent Communications Limited is incorporated and operates in England and is engaged in print design. The Company has an issued share capital of 1,000 ordinary shares of £1 each.

Joint venture	Country of registration (or incorporation and operation)	% of equity held	Class of share
Societa' Di Gestione Aeroporto Di Cuneo—Levaldigi S.p.A.	Italy	42.97 *	Ordinary

Societa' Di Gestione Aeroporto Di Cuneo—Levaldigi S.p.A. is engaged in airport operations

* held by subsidiary undertaking



11. Fixed asset investments continued

Joint venture Societa' Di Gestione Aeroporto Di Cuneo—Levaldigi S.p.A.

	£000
Cost	
At 1 April 2001	—
Transfer from other investments	104
Additions in year	3,344
Share of operating loss	(557)
Goodwill amortisation	(121)
Share of interest receivable	5
Share of tax	(2)
Share of exchange differences	(12)
At 31 March 2002	2,761

Others Name of company	Country of registration (or incorporation and operation)	% of equity held	Class of share
Montpensier Developpement SA	France	15.0 *	Ordinary
Chiltern Leisure PLC	England	7.97	Ordinary

* held by subsidiary undertaking

A provision of £1,000,000 has been made against the carrying value of the Group's investment in Montpensier Developpement SA to reflect the current estimated realisable value.

12. Stocks and work in progress

	Group 2002 £000	**Company 2002 £000**	Group 2001 £000	Company 2001 £000
Land held for development	**15,971**	**150**	7,953	—
Developments in progress	**9,927**	**29**	9,326	179
Other stocks	**208**	**45**	208	48
	26,106	**224**	17,487	227

Following a detailed appraisal of all the Group's development projects, the directors consider it necessary to provide against certain projects where net realisable value is likely to be less than cost. The provisions made during the year totalled £2,163,000.

As referred to in note 10 to the accounts, the Group has reclassified as current assets five properties with a net book value of £9,954,000 which it intends to develop for resale.

Land included in land held for development has been charged as security for bank overdraft and other loan facilities granted to the Group. (See notes 14 and 15).

Notes to the accounts

for the year ended 31 March 2002

13. Debtors

	Group 2002 £000	Company 2002 £000	Group 2001 £000	Company 2001 £000
Amounts falling due within one year:				
Trade debtors	1,086	16	596	8
Corporation tax	15	2	2,413	2
Amounts owed by Group undertakings	—	30,233	—	35,775
Other debtors	386	—	1,266	348
Prepayments and accrued income	696	266	629	197
	2,183	30,517	4,904	36,330

14. Creditors: amounts falling due within one year

	Group 2002 £000	Company 2002 £000	Group 2001 £000	Company 2001 £000
Bank loans and overdrafts (note 25)	7,644	5,544	9,107	6,058
Other loans (note 25)	22,562	2,201	11,467	1,168
Trade creditors	11,106	2,481	8,704	2,416
Deferred payments	1,292	—	1,671	—
Amounts owed to Group undertakings	—	13,037	—	5,768
Corporation tax	—	—	7	—
Other taxation and social security	1,172	626	844	11
Obligations under hire purchase and finance leases	677	33	730	35
Other creditors	5,229	—	4,774	47
Accruals and deferred income	5,313	1,659	1,746	327
	54,995	25,581	39,050	15,830

Bank loans and overdrafts of £7,644,000 are secured on property held by the Group as fixed assets and for development.

Other loans of £19,866,000 are secured on land held for development as detailed in note 12 and by charges over shares held by certain subsidiary undertakings.

15. Creditors: amounts falling due after more than one year

	Group 2002 £000	Company 2002 £000	Group 2001 £000	Company 2001 £000
Bank loans (note 25)	**14,780**	**—**	6,408	—
Other loans (note 25)	**1,992**	**1,329**	3,657	3,541
Other creditors	**2,647**	**—**	2,000	—
Obligations under hire purchase and finance leases	**1,643**	**51**	2,066	81
Accruals and deferred income	**837**	**—**	939	—
	21,899	**1,380**	15,070	3,622
Other loans:				
due between two and five years	**1,876**	**1,329**	3,541	3,541
due after more than five years	**116**	**—**	116	—
	1,992	**1,329**	3,657	3,541
Obligations under hire purchase and finance leases:				
due between two and five years	**1,543**	**51**	1,882	81
due after more than five years	**100**	**—**	184	—
	1,643	**51**	2,066	81

Bank loans of £14,780,000 and other loans of £1,005,000 are secured on property held by the Group as fixed assets.

The analysis of the maturity of the Group's debt is given in notes 22 and 25 to the accounts.

Notes to the accounts

for the year ended 31 March 2002

16. Called up share capital

	2002 Number	2002 £000	2001 Number	2001 £000
Authorised:				
Ordinary shares of 1p each	**1,200,000,000**	**12,000**	1,200,000,000	12,000
Allotted, issued and fully paid:				
Ordinary shares of 1p each	**936,717,170**	**9,367**	872,657,170	8,727

The Company issued 64,060,000 Ordinary shares during the year with an aggregate nominal value of £640,600 from which a total consideration of £10,737,600 was received. Details of the individual allotments are as follows:

On 15 May 2001 18,460,000 Ordinary shares of 1p each were placed at a price of 24.00p per share.

On 9 August 2001 600,000 Ordinary shares of 1p each were issued under the share option scheme at a price of 10.00p per share.

On 13 August 2001 100,000 Ordinary shares of 1p each were issued under the share option scheme at a price of 7.25p per share.

On 5 October 2001 44,500,000 Ordinary shares of 1p each were placed at a price of 14.00p per share.

On 13 February 2002 400,000 Ordinary shares of 1p each were issued under the share option scheme at a price of 2.50p per share.

Details of share options unexercised are set out in the Remuneration Report on page 64 and in note 3.

17. Reserves

	Share premium account £000	Special reserve account £000	Other reserves £000	Profit and loss account £000	Total £000
Group					
At 1 April 2001	41,969	1,443	569	(44,015)	(34)
Exchange differences	—	—	—	253	253
Premium arising on share issues less expenses	9,859	—	—	—	9,859
Amortisation of negative goodwill	—	—	(28)	28	—
Loss for year	—	—	—	(27,336)	(27,336)
At 31 March 2002	**51,828**	**1,443**	**541**	**(71,070)**	**(17,258)**

As permitted by Financial Reporting Standard 10 the Group has not restated in its fixed assets goodwill arising in periods prior to the year ended 31 March 1998. Negative goodwill previously credited to reserve is included in Other reserves. The cumulative amount of positive goodwill previously written off to reserves is £nil.

	Share premium account £000	Special reserve account £000	Other reserves £000	Profit and loss account £000	Total £000
Company					
At 1 April 2001	41,969	1,443	—	(13,369)	30,043
Premium arising on share issues less expenses	9,859	—	—	—	9,859
Loss for year	—	—	—	(26,939)	(26,939)
At 31 March 2002	**51,828**	**1,443**	**—**	**(40,308)**	**12,963**

Notes to the accounts

for the year ended 31 March 2002

18. Reconciliation of movement in equity shareholders' (deficit)/funds

	Group 2002 £000	Company 2002 £000	Group 2001 £000	Company 2001 £000
Loss for the financial year	**(27,336)**	**(26,939)**	(16,152)	(15,106)
New shares issued in year for cash	**10,740**	**10,740**	14,543	14,543
Share issue costs	**(241)**	**(241)**	(351)	(351)
Exchange rate movements	**253**	**—**	239	—
Net subtraction from shareholders' funds	**(16,584)**	**(16,440)**	(1,721)	(914)
Opening equity shareholders' funds	**8,693**	**38,770**	10,414	39,684
Closing equity shareholders' (deficit)/funds	**(7,891)**	**22,330**	8,693	38,770

19. Cash flow statement

a) Reconciliation of operating loss to net cash outflow from operating activities

	2002 £000	2001 £000
Operating loss	**(19,384)**	(13,196)
Depreciation and amortisation	**2,472**	793
Decrease/(increase) in stocks and work in progress	**1,352**	(2,525)
Decrease in debtors	**2,069**	171
Increase in creditors	**3,247**	1,069
Loss/(profit) on sale of tangible fixed assets	**30**	(26)
Exchange differences	**(28)**	57
Net cash outflow from operating activities	**(10,242)**	(13,657)

19. Cash flow statement continued

b) Reconciliation of net cash outflow to movements in net debt

	2002 £000	2001 £000
Increase/(decrease) in cash in the year	**2,170**	(974)
Cash inflow from increase in debt, lease and hire purchase contracts	**(16,716)**	(4,294)
Change in net debt in the year	**(14,546)**	(5,268)
New lease and hire purchase and other non—cash changes	**(214)**	(702)
Acquired with subsidiary undertaking	**(396)**	—
Movements in net debt in the year	**(15,156)**	(5,970)
Net debt at 1 April	**(32,537)**	(26,567)
Net debt at 31 March	**(47,693)**	(32,537)

c) Analysis in changes in debt

	1 April 2001 £000	Cash flows £000	Acquired with subsidiary undertaking £000	Other non-cash changes £000	**31 March 2002 £000**
Cash in hand and at bank	898	707	—	—	**1,605**
Bank loans and overdrafts	(9,107)	1,463	—	—	**(7,644)**
	(8,209)	2,170	—	—	**(6,039)**
Debt due within one year	(11,467)	(10,868)	(136)	(91)	**(22,562)**
Debt due after more than one year	(10,065)	(6,324)	(260)	(123)	**(16,772)**
Hire purchase and finance leases	(2,796)	476	—	—	**(2,320)**
	(24,328)	(16,716)	(396)	(214)	**(41,654)**
Total	(32,537)	(14,546)	(396)	(214)	**(47,693)**

for the year ended 31 March 2002

19. Cash flow statement continued

d) Acquisitions of subsidiary undertaking and interest in joint venture

	Fair value at date of acquisitions	
	Black Forest Airport Lahr GmbH (100%) £000	Aeroporto Di Cuneo (42.97%) £000
Fixed assets	1,172	1,276
Stocks	17	—
Debtors	1,746	1,776
Cash at bank and in hand	13	6
Creditors	(1,173)	(2,020)
Bank loans	(396)	—
	1,379	1,038
Goodwill	1,153	2,410
	2,532	3,448
Satisfied by:		
Cash	2,147	1,528
Other creditors	385	1,920
	2,532	3,448

1. Black Forest Airport Lahr GmbH contributed £427,000 to the Group's net operating cash flows, utilised £20,000 in the payment of interest, £273,000 (net of sales proceeds) for capital expenditure and £89,000 for the repayment of borrowings.

2. The above table shows the fair values of the assets and liabilities acquired. The only material fair value adjustments made were in respect of intangible fixed assets and certain long term debtors held by Aeroporto Di Cuneo. The Group's share of these adjustments were £342,000 for the write off of intangible fixed assets and £1,195,000 for provisions against long term debtors.

20. Acquisitions

The Group acquired control of Black Forest Airport Lahr GmbH ("Lahr") on 5 April 2001. It has been accounted for as an acquisition under Financial Reporting Standard Number 6. The composition of the investment in Lahr is given in note 19(d). The deferred consideration payable in respect of Lahr was settled in full by 22 May 2002.

The Group also increased its investment in Societa Di Gestione Aeroporto Di Cuneo-Levaldigi S.p.A ("Cuneo") acquiring a further 36% on 4 April 2001. Following this investment Cuneo has been accounted for as a joint venture under Financial Reporting Standard Number 9. The composition of the investment in Cuneo is given in note 19(d).

The tables given in note 19(d) show the fair values of the assets and liabilities acquired with each of the above. The only material fair value adjustments are also described in note 19(d).

Summarised profit and loss account

	Black Forest Airport Lahr GmbH 1 January 2001- 4 April 2001 £000
Turnover	122
Operating loss	(152)
Net interest payable	(6)
Loss before taxation	(158)
Taxation	—
Loss after taxation	(158)

The loss after taxation for Lahr for the year ended 31 December 2000 was £673,000.

Notes to the accounts

for the year ended 31 March 2002

21. Pension arrangements
The existing Wiggins Group plc Retirement Life Assurance and Disability Scheme (the "Scheme") providing benefits based on final pensionable pay remains in place. Only one member, an employee who can no longer work and who draws benefits from Permanent Health Insurance cover, continues to accrue benefits under the Scheme. Employer contributions to the Scheme are recovered from the provider of the Permanent Health Insurance.

The Scheme was valued as at 5 April 2001 by a qualified actuary. The market value of the scheme's assets at this date was £3,645,000 which represented, on an ongoing valuation, past service basis, 79 per cent of the benefits that had accrued to members. The assumptions which have the most significant effect on the results of the valuation are as follows:

i) The two most important assumptions in the valuation of the pension plan are the long term investment yield and the rate at which benefits will increase in deferment. These assumptions are related and must be considered together. Statutory revaluation of 4% has been used.

ii) The mortality experience of the members of the Plan will be in accordance with the standard mortality table known as PA(90) rated down two years.

iii) 80% (70%) of male(female) members are married at retirement with wives aged three years younger than their husbands.

iv) Full allowance has been made for increases in pensions in payment in accordance with the scheme rules. Allowance has also been made for increases to preserved pension benefits in the period prior to Normal Pension Date where part of the pensions in excess of the Guaranteed Minimum Pensions is increased in deferment, future increases have been assumed at five per cent per annum.

v) The rate of interest will be 8% per annum both pre and post retirement.

Wiggins Group plc has accepted its liability to the Schemes' Trustees to provide funds to meet their pensions obligations.

Since 1 August 1999 the Company has been contributing £20,000 per month to the Company Scheme. From 1 January 2002 the contribution has been increased to £24,000 per month which rate will continue until 1 May 2003 when the monthly contribution will reduce to £13,000. It is expected that this contribution rate will lead to the Scheme being fully funded by 30 April 2007.

The deficiency identified by the actuarial valuation as at 6 April 2001 of £952,000 has been fully provided for. Taking into account interest charges on the deficiency, of the £248,000 contributed to the Scheme, £156,000 has been applied to reduce the provision made and £92,000 has been expensed as other interest payable.

No new members have been or will be admitted to the Scheme.

21. Pension arrangements continued

A defined benefit scheme, the Wiggins Group plc (KIA) Retirement Benefits Scheme, ("KIA Scheme"), covers certain members of staff employed at London Manston Airport PLC. The KIA Scheme was valued at 6 April 2001 and updated to 31 March 2002. The deficit at 31 March 2002 was £31,000 which is being funded over the working lives of the employees. Contributions of £46,000 (2001 £62,000) have been made to the KIA Scheme.

The Company also contributed £79,000 (2001 £69,000) to the Kent International Airport Group Personal Pension Plan, which is a defined contribution scheme.

Norham Multi Leisure Limited operates a defined contribution scheme to which the Company contributed £2,000 (2001 £2,000).

Cadbury House Club Limited operates a defined contribution scheme to which the Company contributed £1,000 (2001: £1,000)

The amount payable to pension schemes at the balance sheet date was £944,000 (2001: £1,100,000).

The assumptions above are considered to satisfy the requirements of the relevant accounting standard SSAP 24, "Accounting for Pension Costs".

Financial Reporting Standard No. 17 "Retirement Benefits" replaces SSAP 24 "Accounting for Pension Costs" and is fully effective for accounting periods ending after 22 June 2003 though certain disclosures are required in the transition period.

Notes to the accounts

for the year ended 31 March 2002

21. Pension arrangements continued
The valuation at 5 April 2001 for the Scheme has been updated to 31 March 2002 The principal actuarial assumptions used in the calculation of the disclosure items, are as follows:

	Scheme %	KIA Scheme %
Discount rate for scheme liabilities	6.00	5.90
Price inflation	3.00	3.00
Rate of increase in salaries	5.00	5.00
Rate of increase in pensions in payment	5.00	3.00

	Estimated rate of return per annum %	£	Estimated rate of return per annum %	£
Assets:				
Bonds	5.00	3,055,000	—	—
Managed fund	—	—	7.00	80,000
Cash	3.00	545,000	—	—
Total assets		3,600,000		80,000
Total liabilities		4,300,000		111,000
Net pension liability		700,000		31,000

22. Financial commitments
Operating lease commitments

Financial commitments of the Group under non-cancellable operating leases will result in the following payments falling due in the year to 31 March 2003:

	2002 £000	2001 £000
Land and buildings		
Expiring:		
after five years	**1,423**	1,452
Equipment		
Expiring:		
between one and five years.	**25**	25

Hire Purchase and Lease Commitments

The future minimum hire purchase and lease payments to which the Group was committed at 31 March 2002 are:

	2002 £000	2001 £000
Net amounts payable:		
Within 1 year	**677**	730
Between 1 and 5 years	**1,543**	1,882
More than 5 years	**100**	184
	2,320	2,796

23. Contingent liabilities

Under the terms of the pension scheme, the Company is obliged to meet any shortfall in the amount available to the Trustees to meet pension obligations (see note 21).

The Company has given guarantees on behalf of subsidiary undertakings in the ordinary course of business with a value of £25,954,000.

Notes to the accounts

for the year ended 31 March 2002

24. Capital commitments
Under the terms of the leases of the overseas airports the Group is committed over the next 30 years to expend a total of £46,000,000 on the provision of airport facilities and property development. Applications for grants will be made in appropriate circumstances.

25. Financial instruments
Risk management
The Group's financial instruments, other than derivatives, comprise borrowings, some cash and liquid resources, and various items, such as trade debtors, trade creditors etc, that arise directly from its operations. The main purpose of these financial instruments is to raise finance for the Group's operations.

It is, and has been throughout the period under review, the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk and foreign currency risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below.

Liquidity risk

The Group finances itself through a combination of equity and short and medium term debt. The Group satisfied its liquidity needs by further reliance on short term debt. The Group is seeking to reduce its use of these short term facilities. As at 31 March 2002 the Group had committed bank facilities of £5,562,000 (2001: £7,840,000). There were undrawn facilities as at 31 March 2002 of £18,000 (2001: £2,057,000).

Foreign currency risk
The Group has exposure to currency fluctuations on its foreign currency assets and liabilities when translated into sterling at balance sheet dates. Gains and losses arising from currency exposures are recognised in the statement of total recognised gains and losses.

Interest rate risk
The Group generally seeks to assess the exposure of its overall financial position on a net basis, after considering the extent to which variable rate liabilities can be offset with variable rate assets, typically short term deposits and cash.

In order to provide working capital in the absence of significant property sales in the year to 31 March 2002, the Group accepted the need to enter into mezzanine debt with effective interest rates higher than existing debt. It is the Group's priority to repay this debt and reduce interest expense.

The Group does not use financial instruments to manage its interest rate exposures or speculate in derivative financial instruments.



25. Financial instruments continued
Interest rate risk continued
The interest rate profile of the financial assets and liabilities of the Group as at 31 March 2002 was as follows:

(a)Interest rate risk profile of financial assets and financial liabilities
Financial assets
Financial assets comprise cash at bank and in hand and other fixed asset investments. Short-term debtors are excluded as permitted by FRS 13.

At 31 March 2002

	Floating rate financial assets £000	Fixed rate financial assets £000	Financial assets on which no interest is paid £000	Total £000
Currency				
Sterling	1,475	—	—	1,475
Danish Kroner	16	—	—	16
Euro	110	—	—	110
Czech Republic Koruny	4	—	—	4
Total	1,605	—	—	1,605

At 31 March 2001

	Floating rate financial assets £000	Fixed rate financial assets £000	Financial assets on which no interest is paid £000	Total £000
Currency				
Sterling	891	—	1,114	2,005
US $	7	—	—	7
Total	898	—	1,114	2,012

Floating rates are linked to base rate. The interest-free assets are investments with no maturity date.

25. Financial instruments continued

Financial liabilities

Financial liabilities comprise interest-bearing debt and creditors due after more than one year. Short-term creditors are excluded as permitted by FRS 13.

At 31 March 2002

Currency	Floating rate financial liabilities £000	Fixed rate financial liabilities £000	Financial liabilities on which no interest is paid £000	Total £000
Sterling	23,462	21,368	2,000	46,830
Danish Kroner	245	—	—	245
Czech Republic Koruny	80	—	—	80
Euro	307	5,005	—	5,312
	24,094	26,373	2,000	52,467

At 31 March 2001

Currency	Floating rate financial liabilities £000	Fixed rate financial liabilities £000	Financial liabilities on which no interest is paid £000	Total £000
Sterling	16,586	16,597	3,750	36,933
Danish Kroner	240	—	—	240
Czech Republic Koruny	12	—	—	12
	16,838	16,597	3,750	37,185

25. Financial instruments continued
Financial liabilities continued

At 31 March 2002

	Fixed rate financial liabilities		Financial liabilities on which no interest is paid
	Weighted average interest rate %	Weighted average period for which rate is fixed Months	Weighted average period until maturity Months
Sterling	13.47	10	15
Euro	38.68	4	—
	18.25	9	15

At 31 March 2001

	Fixed rate financial liabilities		Financial liabilities on which no interest is paid
	Weighted average interest rate %	Weighted average period for which rate is fixed Months	Weighted average period until maturity Months
Sterling	8.05	18	15

Floating rate financial liabilities carry interest at margins between 2% and 3.5% where based by reference to base rates and at margins between 1.5% and 2% where based by reference to LIBOR.

Included within financial liabilities at 31 March 2002 was £9,834,000 mezzanine debt. The debt bears interest at average nominal rates of 6.05%. In addition, arrangement, extension and repayment fees are payable. Net interest payable in the year includes £2,775,000 in respect of the amortisation of such fees.

Notes to the accounts

for the year ended 31 March 2002

25. Financial instruments continued

(b) Currency exposures

The table below shows the Group's currency exposures; in other words, those transactional (or non-structural) exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or functional) currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations. As at 31 March 2002, the exposures were as follows:

	Net foreign currency monetary assets/(liabilities)				
	Sterling	Euro	Danish Kroner	US Dollars	Total
Functional currency of Group operation	£000	£000	£000	£000	£000
Sterling	—	(4,631)	(119)	196	(4,554)
Czech Republic Koruny	(1,633)	—	—	—	(1,633)
	(1,633)	(4,631)	(119)	196	(6,187)

(c) Fair values

The fair value of all financial assets and liabilities at 31 March 2002 and 31 March 2001 was not materially different from their book value.

There were no derivative financial instruments in either financial year.

(d) Maturity of financial liabilities

The maturity of the Group's financial liabilities including bank loans, bank overdrafts, other loans, finance leases and hire purchase contracts at 31 March 2002 was as follows:

	2002 £000	2001 £000
In one year or less, or on demand	**32,052**	23,021
In more than one year, but not more than two years	**3,151**	3,172
In more than two years, but not more than five years	**17,048**	10,692
In more than five years	**216**	300
	52,467	37,185



25. Financial instruments continued

(e) Borrowing facilities

The Group has various available borrowing facilities. The committed bank facilities in respect of which all conditions precedent had been met at that date, were as follows:

	2002 £000	2001 £000
Expiring in one year or less	**5,562**	7,840

There were undrawn facilities as at 31 March 2002 of £18,000 (2001: £2,057,000).

At 31 March 2002, £12,889,000 of financial liabilities were due for repayment, including a secured creditor of £5,000,000. At the year end, our lenders had agreed to temporarily postpone payment of £7,889,000 of this debt. This amount has been repaid since the year end and the demand from our secured creditor of £5,000,000 has been lifted, although this remains repayable on demand.

The Group is currently negotiating with its lenders the repayment of mezzanine debt and fees which have fallen due since the year end. The current basis of these negotiations is that amounts currently due for payment would be rescheduled for payment in December 2002. This would result in total repayments of mezzanine debt, including fees, of £13,962,000 in December 2002 and January 2003.

26. Related party transaction

On 27 April 2001, Mr. O I Iny a director, lent on an interest-free basis an amount of £30,000 to a subsidiary undertaking to fund in part the purchase of shares in Societa' Di Gestione Aeroporto Di Cuneo—Levaldigi S.p.A. and £3,000 for sundry operating expenses. Of the total loan an amount of £8,000 was outstanding at the year end.

27. Post balance sheet events

On 8 May 2002 46,750,000 ordinary shares of 1p each were placed at 10p per share raising a net £4.94 million.

On 31 July 2002, the Group was advised that the application to develop the London City Racecourse at Fairlop Waters Ilford had been rejected by the Secretary of State overturning the recommended approval by the Inspector following the planning enquiry in 2001. The Group intends to seek a judicial review of this decision in the High Court.

On 5 August 2002 the Group sold its Fairfield site to Fairfield Redevelopments Limited, a joint venture company in which the Group has a 50% interest with Galliford Try plc, to develop the site. The gross proceeds were £16,700,000.

Shareholders' information

Analysis of shareholdings
Ordinary shareholdings at 22 August 2002

Size of holding	Number of shareholders	% of total	Number of shares	% of share capital
1—1,000	5,153	19.5	3,641,731	0.4
1,001—5,000	12,173	45.9	34,106,450	3.5
5,001—10,000	4,311	16.3	33,286,435	3.4
10,001—100,000	4,341	16.4	116,777,181	11.8
100,001—above	506	1.9	795,655,373	80.9
	26,484	**100.0**	**983,467,170**	**100.0**

Holders	Number of shareholders	% of total	Number of shares	% of share capital
Individuals	24,832	93.7	206,421,112	21.0
Insurance companies	13	0.0	1,909,300	0.2
Pension funds	14	0.1	6,399,112	0.6
Nominee and other companies	1,612	6.1	768,027,912	78.1
Investment trusts	13	0.1	709,734	0.1
	26,484	**100.0**	**983,467,170**	**100.0**

Notice of meeting

NOTICE IS HEREBY given that the ANNUAL GENERAL MEETING of the Company for 2002 will be held at Fairlop Waters, Forest Road, Ilford, Essex IG6 3HN on Tuesday 15 October 2002 at 10.30 am for the following purposes:

Ordinary Business

1. To receive and adopt the audited accounts for the year ended 31 March 2002, together with the reports of the directors and auditors thereon.
2. In accordance with article 13.6 of the Company's articles of association, to re-appoint as a director, Mr. N J Godfrey, who was appointed as a director since the last annual general meeting, and who submits himself for reappointment.
3. To re-elect Mr. C K Foster as a director
4. To re-appoint KPMG Audit Plc as auditors.
5. To authorise the directors to fix the remuneration of the auditors.

Special Business

To consider, and if thought fit, to pass the following resolution of which numbers 7 and 8 will be proposed as ordinary resolutions and numbers 6, 9 and 10 will be proposed as special resolutions.

6. THAT the Articles of Association be amended by incorporating the changes marked upon the form produced to the Meeting and signed by the Chairman for the purposes of identification.
7. THAT the maximum ordinary remuneration of the directors permitted under Article 12.3 of the Company's Articles of Association be and is hereby increased to £200,000.
8. THAT the directors be and are hereby generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £2,165,328 (being the entire authorised but unissued share capital of the Company as at 22 August 2002) provided that this authority shall expire at the conclusion of the next annual general meeting of the Company after the passing of this resolution, save that the Company may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the board may allot relevant securities in pursuance of any such offer or agreement as if such authority had not expired.

Notice of meeting

9. THAT, subject to the passing of resolution 8 above, the directors be, and are hereby empowered, notwithstanding any previous authority given to them pursuant to Section 95 of the Companies Act 1985, to allot equity securities (within the meaning of Section 94 of that Act) for cash pursuant to the general authority conferred by resolution 8 above as if Section 89(1) of the said Act did not apply to any such allotment provided that this power shall be limited to the allotment of equity securities:

   (a) in connection with an offer of securities, open for acceptance for a fixed period, by the directors to holders of ordinary shares on the register on a fixed record date in proportion (as nearly as may be) to their then holdings of such shares (but subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory or in connection with fractional entitlements);

   (b) otherwise than pursuant to sub-paragraph (a) above, up to an aggregate nominal amount of £491,733 (being five per cent. of the nominal value of the issued share capital of the Company as at 22 August 2002)

   and this power shall expire at the conclusion of the next annual general meeting of the Company after the passing of this resolution, save that the directors may before the expiry of the period referred to in this resolution make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

10. THAT the directors be and are hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of any of the ordinary shares in the capital of the Company on such terms and in such manner as the directors may from time to time determine provided that:

   (a) the maximum number of ordinary shares hereby authorised to be acquired is 146,536,608 and the price which may be paid for such ordinary shares is not more than 100p per ordinary share (and in any event not more than five per cent. above the average of the middle market quotations of the ordinary shares derived from Daily Official List of the London Stock Exchange plc for the five business days immediately before the day on Which such share is contracted to be purchased) and not less than 1p per ordinary share (in each case exclusive of expenses);

   (b) the authority hereby conferred shall expire at the conclusion of the next annual general meeting of the Company after the passing of this resolution; and

(c) the Company may make a contract to purchase the ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of the ordinary shares in pursuance of such contract as if this authority had not expired.

By Order of the Board

L G Inwood
Secretary

22 August 2002

Registered Office:
35 Berkeley Square
Mayfair
London W1J 5AB

Notes

1. Any member entitled to attend and vote may appoint another person (who need not be a member) to attend (and on a poll to vote) instead of him. A form of proxy is enclosed for your use and, to be valid, should be received at the Registrar's office, Computershare Investor Services Plc, PO Box 82, The Pavilions, Bridgewater Road, Bristol BS99 7NH at least 48 hours before the meeting. Completion of a form of proxy will not preclude a member attending and voting in person at the meeting.
2. There will be available for inspection at 35 Berkeley Square, Mayfair, London W1J 5AB during usual business hours from the date of this notice until the date of the Annual General Meeting, and at the place of meeting at least 15 minutes before the commencement of the meeting and for the duration of the meeting, the register of directors' interests in the share capital of the Company and copies of the directors' service contracts with the Company.
3. Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that in order to have the right to attend and vote at the meeting (and also for the purpose of calculating how many votes a person entitled to attend and vote may cast), a person must be entered on the register of holders of the ordinary shares of the Company by no later than 10 a.m. on 13 October 2002 being 48 hours before the time fixed for the meeting. Changes to entries on the register after this time shall be disregarded in determining the rights of any person to attend and vote at the meeting.
4. Explanatory notes on resolutions 6 to 9 are given in the Directors' Report on pages 55 to 59.

35 Berkeley Square
Mayfair
London
W1J 5AB
T 020 7495 8686
F 020 7493 0189

www.wigginsgroupplc.com

FILE NO 82-4812



Wiggins Group plc
Interim Report 2001


WIGGINS
GROUP PLC

experts in recognising potential


WIGGINS
GROUP PLC





Liverpool Festival Gardens

Artist's impressions of Wiggin's Liverpool Festival Gardens Development

Directors and professional advisers

Directors
William W C Syson FCIBS*†‡ – *Chairman*
Oliver I Iny‡ – *Chief Executive*
Geoffrey Lansbury BA FCMA – *Property*
Christopher K Foster – *Corporate*
David A Green BSc(Econ) FCA – *Finance*
Lance R Blackstone B.Com FCA*†‡ –
Senior Independent Director
Lady Delves Broughton*†‡

*Independent non-executive
†Member of the Remuneration and Audit Committees
‡Member of the Nomination Committee

Secretary
Leslie G Inwood FCCA

Registered office
35 Berkeley Square
Mayfair
London W1J 5AB

Registrar
Computershare Investor Services Plc
PO Box 82
The Pavilions
Bridgewater Road
Bristol BS99 7NH

Chairman's statement

In the six months to 30 September 2001 the Group made a loss of £12,982,000, in line with our projections for investment in the PlaneStation programme. While the directors expect PlaneStation operations to steadily grow, the principal source of revenue for the next two years will come from our current property development programme.

Progress in property developments

In that regard we are, of course, pleased that the planning processes on three of our major sites - Fairfield, Liverpool and Fairlop - are progressing well.

Fairfield

Our development allows for 101 luxury apartments in a former Victorian hospital with 673 additional houses, built by a consortium of leading builders, in line with Mid Beds District Council's requirements. There had been a judicial challenge to the Council's planning resolution, but this was withdrawn in October 2001. This leaves us at the final stage of the planning process (formal completion of the Section 106 Agreement) and we anticipate being clear to proceed in early January 2002.

Liverpool

We submitted a planning application in December for our 88 acre Festival Garden site fronting the River Mersey. After consultation, this has the full support of both the local authority and residents. Our plans allow for one third of the site to contain high quality homes, a neighbourhood retail quarter, a four star hotel and conference centre. There is already significant interest from relevant commercial operators. The remainder of the area will be landscaped to create a spectacular new riverside 'gateway' entrance to Liverpool city centre.

Fairlop

Our Fairlop site has three million living within ten miles, and hopes to attract people to a 10,000 seat grandstand in the 345 acre London City Racecourse for an evening racing programme already approved by The British Horseracing Board. The scheduling is designed to attract international satellite TV interest also. We expect the results of the public inquiry into our plans early in 2002. We anticipate a positive response but there is still plenty to do in the planning process and we foresee several months of consultation with the local authority before we can begin development.

The PlaneStation Concept

While each PlaneStation is designed to enter profitability in its own right after three years, the concept is based on the value of a network being greater than the sum of its parts. As the network grows, profits from mature PlaneStations are expected to outweigh early losses made on new acquisitions. Further, the network effect is designed with a view to turn each new PlaneStation to profit faster than the previous one.

The roll-out of the network is on schedule, and we believe what we have is already of significant value.

Chairman's statement

Given the nature of PlaneStation's business we feel it prudent to address any concerns investors may harbour regarding the effects of the terrorist attacks of September 11. Our initial growth was always intended to come from cargo and there is every sign that demand for air freight is growing. Indeed, congestion caused by added passenger security will create opportunities both for regional airports and cargo airports. And imposition of tight security is much easier at small regional airports, especially as PlaneStations are designed to apply the latest security technology.

London Manston Airport

We have laid the first phase of our new aprons which will come into service at the end of January, which will take our cargo-handling capacity from 34,000 tonnes annually to over 200,000 tonnes as we can accommodate almost six times as many aircraft. This will have a very positive effect on the profitability of both London Manston airport and the Group. Demand for accommodation is growing and the directors expect to announce the signing of several tenants at the airport in the first half of 2002. We are also aware that there is tremendous pressure on other London airports to deal with an increasing traffic flow of both cargo and passengers and we are planning to transform Manston to take advantage. Early in 2002 the company will make an application for a new terminal at the airport, supported by environmental and passenger demand studies we have commissioned.

Other PlaneStations

During the half year following the purchase of Schwerin-Parchim Airport in northern Germany, the Group acquired the Black Forest Airport at Lahr in south west Germany - and increased our interest to 43% in Cuneo-Levaldigi Airport in north west Italy.

All three airports are fully operational and since their acquisition we have been planning for their consolidation and growth.

Schwerin-Parchim has been awarded European Union Objective One grants to meet the cost of infrastructure amounting to £37 million over three years; and we are rebuilding and extending Cuneo's passenger terminal funded entirely by a grant from the Italian Government.

We have also made good progress at our two other European airports. Following an earlier agreement between the Group and BAE Systems, Pilsen Airport will benefit from capital investment of $279 million. This arises from offset arrangements involving the Czech Government's recent decision to purchase BAE's Grippen aircraft. At Odense in Denmark we have completed design work for an essential runway extension and have agreed to build a large maintenance facility for Air Alpha.

In the Middle East we have signed an agreement with His Highness Sheikh Humaid Bin Rashid Al Nuaimi, the Ruler of Ajman, an emirate situated between Dubai and Sharjah, to build and operate their international airport. The proposed development allows for a

shopping centre of approximately two million sq ft which will fund in part the cost of the airport. The Group will manage the project with a major international financial partner. Discussions are currently under way.

Some investors may not be aware of our substantial land holdings at our airports. We already own long leases on over 4,000 acres of land zoned for industrial and airport use which will include shopping, commercial and leisure activities.

Funding the way forward

In light of the results to 30 September, the Directors have reviewed the Group's financing requirements with regard to expected activities over the coming 12 months. The Directors currently have discretion under the Company's Articles of Association to borrow up to a limit of the higher of £40 million and three times paid up share capital and reserves. In light of the Group's current borrowing levels, and to facilitate planned activities the Directors are considering whether it is appropriate to increase this limit. An increase in this borrowing limit would require an amendment to the Company's Articles by way of shareholders' resolution at an extraordinary general meeting.

Other opportunities to facilitate the financing needs of the Group going forward could include disapplying pre-emption rights in respect of a further five per cent. of the Company's share capital and consolidating the existing share capital. Each of these initiatives, if considered appropriate, would require shareholder consent. Accordingly it is likely that a shareholders' meeting will be convened and a shareholders' circular containing details of any proposal and the Directors' recommendations will be posted shortly.

During the next year we expect to announce sales and lettings at several of our airports. And we are actively seeking to exploit the potential of our airports in partnership with others. This may involve the sale of equity in individual airports. The Board has also been reviewing its business plans for PlaneStation in order to accelerate the break-even point for the operation. In addition the recognition in future years of some of the profits unwound last year should help restore both our profitability and our balance sheet.

As I stated six months ago, I believe this Company has a bright future. The sheer potential of the PlaneStation concept, and its associated commercial operations, is enormous. The outlook for our other major developments is also very encouraging. The highly motivated and professional staff the Group has attracted and developed, ensure our prospects of making the most of our opportunities are very good indeed.

W W C Syson

Chairman

27 December 2001

Consolidated profit and loss account

for the six months ended 30 September 2001

Continuing operations	Notes	**Six months ended 30.9.01 Unaudited £'000**	Six months ended 30.9.00 Unaudited £'000	Year ended 31.3.01 Audited £'000
Turnover: Group and share of joint venture		**5,274**	3,893	8,582
Less: share of joint venture's turnover		**(142)**	—	—
Existing operations		**4,937**	3,893	8,567
Acquisitions		**195**	—	15
Group turnover	1	**5,132**	3,893	8,582
Operating loss: existing operations		**(9,513)**	(5,820)	(12,866)
Acquisitions before goodwill amortisation		**(602)**	—	(330)
Acquisitions - goodwill amortisation		**(35)**	—	—
Acquisitions		**(637)**	—	(330)
Group operating loss		**(10,150)**	(5,820)	(13,196)
Share of operating loss in joint venture		**(83)**	—	—
Acquisition of joint venture - goodwill amortisation		**(34)**	—	—
Net interest payable				
Group		**(2,668)**	(985)	(2,963)
Joint venture		**(59)**	—	—
		(2,727)	(985)	(2,963)
Loss on ordinary activities before taxation	1	**(12,994)**	(6,805)	(16,159)
Taxation on loss on ordinary activities	3	**(1)**	—	7
Loss on ordinary activities after taxation		**(12,995)**	(6,805)	(16,152)
Minority equity interests		**13**	—	—
Loss for the financial period		**(12,982)**	(6,805)	(16,152)
Basic and diluted loss per share	5	**(1.46)p**	(0.79)p	(1.86)p

Consolidated statement of total recognised gains and losses

for the six months ended 30 September 2001

	Six months ended 30.9.01 Unaudited £'000	Six months ended 30.9.00 Unaudited £'000	Year ended 31.3.01 Audited £'000
Loss for the financial period	**(12,982)**	(6,805)	(16,152)
Foreign exchange translation differences			
Group	**257**	—	239
Share of joint venture	**42**	—	—
Total recognised gains and losses relating to the financial period	**(12,683)**	(6,805)	(15,913)

Consolidated balance sheet

as at 30 September 2001

	Notes	As at 30.9.01 Unaudited £'000	As at 30.9.00 Unaudited £'000	As at 31.3.01 Audited £'000
Fixed assets				
Intangible assets: goodwill	6	**3,225**	—	1,916
negative goodwill		**(1,934)**	—	(2,089)
		1,291	—	(173)
Tangible fixed assets	7	**31,913**	33,702	38,583
Investment in joint venture:				
Share of gross assets		**2,743**	—	—
Share of gross liabilities		**(720)**	—	—
Goodwill		**1,309**	—	—
		3,332	—	—
Fixed asset investments		**1,000**	1,772	1,114
		37,536	35,474	39,524
Current assets				
Stocks and work in progress	7	**28,642**	15,934	17,487
Debtors: amounts falling due within one year		**3,680**	2,903	4,904
amounts falling due after more than one year		**—**	2,540	—
Cash at bank and in hand		**678**	1,958	898
		33,000	23,335	23,289
Creditors: amounts falling due within one year	8	**(52,181)**	(28,815)	(39,050)
Net current liabilities		**(19,181)**	(5,480)	(15,761)
Total assets less current liabilities		**18,355**	29,994	23,763
Creditors: amounts falling due after more than one year	8	**(18,019)**	(12,201)	(15,070)
Net assets		**336**	17,793	8,693

as at 30 September 2001

	Notes	**As at 30.9.01 Unaudited £'000**	As at 30.9.00 Unaudited £'000	As at 31.3.01 Audited £'000
Capital and reserves				
Called up share capital	**11**	**8,918**	8,724	8,727
Special reserve account		**1,443**	1,443	1,443
Share premium account	**11**	**46,190**	41,965	41,969
Profit and loss account		**(56,698)**	(34,908)	(44,015)
Other reserves		**569**	569	569
Equity shareholders' funds	**9**	**422**	17,793	8,693
Minority interests in equity of subsidiary undertaking		**(86)**	—	—
		336	17,793	8,693

Consolidated cash flow statement

for the six months ended 30 September 2001

	Six months ended 30.9.01 Unaudited £'000	Six months ended 30.9.00 Unaudited £'000	Year ended 31.3.01 Audited £'000
Net cash outflow from operating activities	**(7,137)**	(7,384)	(13,657)
Returns on investments and servicing of finance			
Interest received	**303**	165	178
Interest paid	**(1,715)**	(1,398)	(2,527)
Interest element of hire purchase payments	**(144)**	(110)	(243)
	(1,556)	(1,343)	(2,592)
Taxation			
UK corporation tax recovered /(paid)	**2,363**	(45)	7
Capital expenditure and financial investment			
Purchase of fixed asset investments	**—**	(762)	(106)
Purchase of tangible fixed assets	**(4,513)**	(1,326)	(2,401)
Proceeds from sale of tangible fixed assets	**—**	—	69
	(4,513)	(2,088)	(2,438)
Acquisitions			
Purchase of subsidiary undertakings	**(2,249)**	—	(807)
Purchase of investment in joint venture	**(931)**	—	—
Net (overdraft)/cash acquired with subsidiary undertakings	**(383)**	—	37
	(3,563)	—	(770)
Financing			
Issue of ordinary share capital	**4,500**	14,532	14,533
Receipt of borrowings	**9,951**	—	10,067
Capital element of hire purchase payments	**(360)**	(321)	(585)
Share issue expenses	**(88)**	(348)	(351)
Repayment of borrowings	**(855)**	(1,264)	(5,188)
	13,148	12,599	18,476
(Decrease)/increase in cash	**(1,258)**	1,739	(974)

Reconciliation of operating loss to net cash outflow from operating activities

for the six months ended 30 September 2001

	Six months ended 30.9.01 Unaudited £'000	Six months ended 30.9.00 Unaudited £'000	Year ended 31.3.01 Audited £'000
Operating loss	**(10,150)**	(5,820)	(13,196)
Depreciation and amortisation	**853**	382	793
Increase in stocks and work in progress	**(1,176)**	(988)	(2,525)
Decrease/(increase) in debtors	**606**	(307)	171
Increase/(decrease) in creditors and other items	**2,661**	(651)	1,069
Profit on sale of tangible fixed assets	**—**	—	(26)
Exchange differences	**59**	—	57
Provision against other investments	**10**	—	—
Net cash outflow from operating activities	**(7,137)**	(7,384)	(13,657)

Analysis of changes in debt

for the six months ended 30 September 2001

	Six months ended 30.9.01 Unaudited £'000	Six months ended 30.9.00 Unaudited £'000	Year ended 31.3.01 Audited £'000
Cash at bank and in hand	**678**	1,958	898
Bank loans and overdrafts	**(10,393)**	(5,454)	(9,107)
	(9,715)	(3,496)	(8,209)
Debt due within one year	**(17,466)**	(11,323)	(11,467)
Debt due after more than one year	**(12,914)**	(6,066)	(10,065)
Hire purchase and finance leases	**(2,436)**	(2,590)	(2,796)
	(32,816)	(19,979)	(24,328)
Total debt	**(42,531)**	(23,475)	(32,537)

Reconciliation of net cash flow to movement in net debt

	Six months ended 30.9.01 Unaudited £'000	Six months ended 30.9.00 Unaudited £'000	Year ended 31.3.01 Audited £'000
(Decrease)/increase in cash in period	**(1,258)**	1,739	(974)
Cash flow from movement in debt, lease and hire purchase contracts	**(8,736)**	1,585	(4,294)
Change in net debt in the period	**(9,994)**	3,324	(5,268)
New lease and hire purchase and other non-cash changes	**—**	(232)	(702)
Movement in net debt in period	**(9,994)**	3,092	(5,970)
Net debt at commencement of period	**(32,537)**	(26,567)	(26,567)
Net debt at end of period	**(42,531)**	(23,475)	(32,537)

Notes on the interim accounts

for the six months ended 30 September 2001

1 Segmental analysis

	Turnover Six months ended 30 Sept		(Loss)/profit on ordinary activities before taxation Six months ended 30 Sept		Net assets/(liabilities) employed	
	2001	2000	**2001**	2000	**as at 30 Sept 2001**	as at 31 March 2001
	Unaudited	Unaudited	**Unaudited**	Unaudited	**Unaudited**	Audited
	£'000	£'000	**£'000**	£'000	**£'000**	£'000
Property development	**13**	—	**(4,362)**	(2,924)	**939**	3,056
Leisure	**1,878**	1,093	**9**	13	**8,166**	7,299
Airport operations	**3,241**	2,800	**(5,914)**	(2,909)	**(8,769)**	(1,662)
	5,132	3,893	**(10,267)**	(5,820)	**336**	8,693
Net interest			**(2,727)**	(985)		
			(12,994)	(6,805)		

Geographical analysis of turnover

	Six months ended 30 Sept	
	2001	2000
	Unaudited	Unaudited
	£'000	£'000
United Kingdom	**4,891**	3,893
Overseas	**241**	—
	5,132	3,893

Notes on the interim accounts

for the six months ended 30 September 2001

2 Basis of preparation of the interim accounts

The interim accounts have been prepared on a basis, which is consistent with the accounting policies adopted for the year ended 31 March 2001 updated for new accounting standards applicable to the year ended 31 March 2002.

Financial information for the six months ended 30 September 2001 has not been audited, nor has the financial information for the six months ended 30 September 2000.

Comparative figures for the year ended 31 March 2001 do not constitute the Company's statutory accounts for that year, but have been extracted from the statutory accounts filed with the Registrar of Companies which carried an unqualified audit report.

Continued funding is required to enable the group to meet its liabilities as they fall due and to continue the development of its PlaneStation operations as planned in the twelve months following approval of these accounts. The required funding will be met by renewing existing facilities or negotiating facilities with alternative lenders or from additional equity funding or from a combination of these.

The directors expect to be able to place additional equity and will convene an Extraordinary General Meeting to obtain the necessary authority to place an additional 5% of the shares then outstanding.

A number of bank facilities come up for renewal at 31 January 2002 and the company is currently negotiating with banks to extend or replace these facilities until the expected receipt of proceeds from the Fairfield development.

The directors have prepared cash flow information for the year to 31 December 2002 including a contribution from additional equity funding. They are confident that the Fairfield proceeds will be received as expected, that any equity fundraising will be successful and that other options available to them would ensure that adequate funds are available for the foreseeable future. They consider it appropriate to prepare the accounts on a going concern basis. However, there can be no certainty that either additional equity funding, renewal of existing banking facilities, negotiation of new bank facilities or that the proceeds of the property developments are received as expected. The accounts do not include any adjustments that would arise should sufficient funding from these sources not be available.

for the six months ended 30 September 2001

3 Tax

Tax is provided at 30% after taking into account tax losses brought forward and capital allowances.

4 Dividends

No dividends have been paid or proposed in respect of the period.

5 Loss per share

The calculation of loss per Ordinary share is based on the loss for the financial period of £12,982,000 (half year to 30 September 2000 - £6,805,000 loss and year to 31 March 2001 - £16,152,000 loss) and on 888,890,981 Ordinary shares (861,586,345 and 867,551,569 respectively) being the weighted average number of Ordinary shares in issue in the respective financial periods as adjusted for the bonus element inherent in the placing on 5 October 2001.

Because the inclusion of potential ordinary shares would decrease the basic loss per ordinary share they are not deemed to be dilutive and accordingly the basic and diluted loss per ordinary share is identical.

Notes on the interim accounts

for the six months ended 30 September 2001

6 Acquisitions

The Group acquired control of Black Forest Airport Lahr GmbH (formerly Flugplatz Lahr Beteiligungen GmbH) on 5 April 2001. It has been accounted for as an acquisition under Financial Reporting Standard Number 6.

The Group also increased it's investment in Societa' Di Gestione Aeroporto Di Cuneo-Levaldigi S.p.A. ("Aeroporto Di Cuneo") acquiring a further 36% on 4 April 2001. Following this investment, Aeroporto Di Cuneo has been accounted for as a joint venture under Financial Reporting Standard Number 9.

The table below shows the fair values of the assets and liabilities acquired with each of the above. There were no material fair value adjustments.

	Fair value at date of acquisition	
	Black Forest Airport Lahr GmbH (99.5%) £'000	Aeroporto Di Cuneo (42.97%) £'000
Fixed assets	1,262	661
Stocks	17	70
Debtors	1,746	1,955
Cash at bank and in hand	13	29
Bank overdraft	(396)	—
Creditors	(1,581)	(586)
Goodwill	1,384	1,343
Minority interest	75	—
	2,520	3,472
Satisfied by:		
Cash	1,564	1,035
Other creditors	956	2,437
	2,520	3,472

for the six months ended 30 September 2001

7 Reclassification of properties

During the period, the company reviewed its property assets and transferred five properties the company intends to develop for resale with a total book value of £9,962,000 from fixed assets to current assets. They are held at the lower of depreciated cost and net realisable value.

8 Financial instruments

(a) Interest rate risk profile of financial liabilities

Financial liabilities comprise interest-bearing debt and creditors due after more than one year. Short-term creditors are excluded as permitted by Financial Reporting Standard Number 13.

At 30 September 2001 Unaudited	Floating rate financial liabilities £'000	Fixed rate financial liabilities £'000	Financial liabilities on which no interest is paid £'000	Total £'000
Currency				
Sterling	23,899	19,815	2,000	45,714
Danish Kroner	248	—	—	248
Czech Republic Koruny	76	—	—	76
German Deutschmark	339	—	—	339
	24,562	19,815	2,000	46,377

for the six months ended 30 September 2001

8 Financial instruments continued

(a) Interest rate risk profile of financial liabilities continued

At 31 March 2001 Audited	Floating rate financial liabilities £'000	Fixed rate financial liabilities £'000	Financial liabilities on which no interest is paid £'000	Total £'000
Currency				
Sterling	16,586	16,597	3,750	36,933
Danish Kroner	240	—	—	240
Czech Republic Koruny	12	—	—	12
	16,838	16,597	3,750	37,185

	Fixed rate financial liabilities		Financial liabilities on which no interest is paid
	Weighted average interest rate %	Weighted average period for which rate is fixed Months	Weighted average period until maturity Months
At 30 September 2001			
Sterling	12.0	13.4	21.0
At 31 March 2001			
Sterling	8.05	18.1	15.0

for the six months ended 30 September 2001

8 Financial instruments continued

(a) Interest rate risk profile of financial liabilities continued

Floating rate financial liabilities carry interest at margins between 2% and 3.5% where based by reference to base rates and at margins between 0% and 2% where based by reference to LIBOR.

In addition, net interest payable in the period on both fixed and floating rate financial liabilities includes extension fees and the amortisation of arrangement and repayment fees totalling £1,195,000.

(b) Maturity of financial liabilities

The maturity of the Group's financial liabilities including bank loans, bank overdrafts, other loans, finance leases and hire purchase contracts at 30 September 2001 was as follows:

	30.9.01 Unaudited £'000	31.3.01 Audited £'000
In one year or less, or on demand	**28,348**	23,021
In more than one year but not more than two years	**6,101**	3,172
In more than two years but not more than five years	**11,812**	10,692
In more than five years	**116**	300
Total	**46,377**	37,185

(c) Borrowing facilities

The Group has various on demand borrowing facilities available for working capital requirements. The committed bank facilities, in respect of which all conditions precedent had been met at that date, were as follows:

	30.9.01 Unaudited £'000	31.3.01 Audited £'000
Expiring in one year or less	**6,840**	7,840

There were undrawn facilities as at 30 September 2001 of £271,000 (31 March 2001 – £2,057,000).

Notes on the interim accounts

for the six months ended 30 September 2001

9 Reconciliation of movement in equity shareholders' funds

	Six months ended 30.9.01 Unaudited £'000	Six months ended 30.9.00 Unaudited £'000	Year ended 31.3.01 Audited £'000
Loss for the period	**(12,982)**	(6,805)	(16,152)
New shares issued for cash	**4,500**	14,532	14,543
Share issue costs	**(88)**	(348)	(351)
Exchange rate movements	**299**	—	239
Net (subtraction from)/addition to equity shareholders' funds	**(8,271)**	7,379	(1,721)
Opening equity shareholders' funds	**8,693**	10,414	10,414
Closing equity shareholders' funds	**422**	17,793	8,693

10 Contingent liability

A claim for up to £4,600,000 for an alleged breach of contract has been made against the Company, which was rejected and the claim is subject to arbitration proceedings. Further amounts in respect of this claim were also made which the Company has been advised were either unsustainable or irrecoverable in English law. No provision has been included in these accounts.

11 Post balance sheet event

On 5 October 2001, 44,500,000 Ordinary shares of 1p each were placed at a price of 14p per share raising £6,080,000 net of issue costs.

12 Copies of this report will be sent to shareholders and are available at the Company's offices at 35 Berkeley Square, Mayfair, London, W1J 5AB.



WIGGINS
GROUP PLC

35 Berkeley Square
London
W1J 5AB

T. 020 7495 8686
F. 020 7493 0189

www.wigginsgroupplc.com

FILE NO 82-4812





Wiggins Group plc Annual Report 2000

WIGGINS
GROUP PLC


35

Contents


Wiggins Group plc Annual Report 2000

report

Directors and professional advisers

Directors
William W C Syson FCIBS*†‡ – *Chairman*
Oliver I Iny‡ – *Chief Executive*
Geoffrey Lansbury BA FCMA – *Finance*
Christopher K Foster – *Corporate*
Stephen P Hayklan FSVA FAS*†‡
Lance R Blackstone B.Com FCA*†‡

*Non-executive
†Member of the Remuneration and Audit Committees
‡Member of the Nomination Committee

Life President
P D Warren MC BA

Directors
William Syson – *Chairman and a member of the Remuneration, Audit and Nomination Committees*
Appointed a non-executive director in 1993. The former Chief Manager, Head Office, of the Bank of Scotland, he is currently director of several public companies, including Legg Mason Investors International Utilities Trust plc (of which he is Chairman) and Scottish Value Trust plc.

Oliver Iny – *Chief Executive and a member of the Nomination Committee*
Appointed a director in 1993 following the re-organisation of the Company. He has been involved in property development throughout the whole of his working life.

Geoffrey Lansbury – *Finance Director*
Appointed a director in 1987 following the acquisition of Allison Homes Group of which he was managing director, having previously been finance director of a division of Trafalgar House plc.

Christopher Foster – *Corporate Director*
Appointed a director in 1993 following the re-organisation of the Company. He was one of the founder directors of Chase Corporation plc. He is the director responsible for future corporate acquisitions and investor relations.

Stephen Hayklan – *Non-executive Director and a member of the Remuneration, Audit and Nomination Committees*
Appointed a director in 1977 and became Chairman in 1982. Following the re-organisation of the Company in 1993 he served until 1995 as an executive director when he was appointed a non-executive director.

Lance Blackstone – *Non-executive Director and a member of the Remuneration, Audit and Nomination Committees*
Appointed a non-executive director in 1993 and is senior partner in a firm of Chartered Accountants.

Secretary
Leslie G Inwood FCCA

Registered office
35 Berkeley Square
Mayfair
London W1J 5AB

Registrar
Computershare Services Plc
PO Box 82
The Pavilions
Bridgewater Road
Bristol BS99 7NH

Auditors
HLB Kidsons

Bankers
Allied Irish Bank
Coutts & Co

Brokers
Peel, Hunt & Company Limited

Solicitors
Berwin Leighton
Bird & Bird

Chairman's statement

As our investors and other followers of the Wiggins Group will know, in recent years the Group has changed the focus of its business activities.

As the Group enters the new millennium, our strategy is primarily concentrated on the acquisition, ownership and operation of airports on an innovative basis, through its PlaneStation network as distinct from purely conventional property development. In the next few years this strategy should generate a steady stream of sustainable growing profits through airport operations, in addition to the large scale one-off profits traditionally generated by property development activities which will be enhanced by the development of land that comes with each airport.

The acquisition of London Manston Airport is the catalyst for our future growth. The scale of the London Manston operation, and the creation of an international network of airports, will out-perform everything that Wiggins has previously done. London Manston has significantly exceeded its operational targets and the impact on the value of the airport and its development land is consequently enormous. During the course of the next five years London Manston will become an increasingly important part of the airport infrastructure in the South East of England.

Over the coming months our programme of airport acquisitions will gather pace. This is the culmination of intense activity during the past two years by one of the most dedicated and focused teams I have ever come across.

Your Board has always sought to prepare its accounts to show a true and fair view of the Company's activities during the relevant accounting period. As property developments often take several years to complete, the timing of when revenue and profit are recognised is often a matter of judgement. However we have recently been in discussions with The Financial Reporting Review Panel who raised issues about the assumptions we had made in relation to certain items reported in our accounts for the year ending 31st March 1999.

On 31st March 1999 we reached agreement to develop 150 acres of land at Manston with the property giant MEPC plc, who like us recognise the growing value of the land. On 29th July 1999 that agreement was formalised and extended to cover a further 200 acres of Manston (350 acres in total). Under the terms of the contract, the land will be developed in tranches if and when MEPC chooses to draw down those tranches. For the first 150 acres MEPC draws down, it will pay £100,000 per acre plus 50 per cent of the net development profits and for the second 200 acres it will pay £100,000 or half of market valuation (whichever is the higher) plus 50 per cent of the net development profits.

In the 1999 Accounts the Company recognised a transfer of 150 acres of land at Manston at the minimum £100,000

Chairman's statement

per acre and had intended to recognise a transfer of an additional 200 acres again at the minimum £100,000 per acre in the Company's 2000 results. Having considered the comments of the Panel on this policy, the Board has decided to recognise revenue from these transactions as the land is actually drawn down. The Board is confident that the site will be fully developed in the coming years.

We have not taken lightly the changes that we are announcing. After consulting our auditors and taking specialist legal and accounting advice, the Group has taken into account the points made by the Panel. Further details of the points raised by the Panel and the changes to the accounts are set out in the accompanying accounts and note 25 thereto.

The Board is confident that the fundamentals of the Group remain unchanged.

The results for the year ended 31 March 2000

The results for the year ended 31st March 2000 show a pre-tax profit of £25.077 million. However it needs to be understood that we have moved revenue from previous years into the current year and, as explained above, we have not recognised in this year's results revenue relating to the principal agreement with MEPC. We will have the pleasure of delivering this revenue to you in future years. Details of the changes are set out in the accompanying accounts.

Operational highlights

PlaneStation

As a result of the acquisition of a number of airports Wiggins has transformed into an airport owner and operator of airport services. London Manston, the fastest growing freight airport in the United Kingdom and the airport at the strategic centre of the PlaneStation network, obtained a full Civil Aviation Authority licence on 31st August 1999. Since then Odense Airport in Denmark, Pilsen Airport in the Czech Republic and Smyrna Airport, near Nashville, Tennessee have been acquired and are in the course of being integrated within the PlaneStation network.

London Manston

The increased activity at London Manston has created substantial demand for cargo warehouses, distribution centres and cold storage facilities for aviation-related occupiers. In pursuance of our strategy to maximise the development of land surrounding airport sites, the Group entered into an agreement with MEPC to develop the land at London Manston.

The growth in cargo freight activity at London Manston continues to exceed expectations. Following the conclusion of a deal with Renaissance Cruise Lines the airport received the first in a series of major passenger flights from New York JFK. Passenger traffic through the airport during the course of this year and next will increase significantly.

London Manston enjoys the powerful advantage of both being able to offer flexible landing slots at a London airport and being outside the congested London South East air traffic control zone. As we continue to expand, the value of the development land will increase significantly.

Your Board is confident that the compelling commercial logic of developing Manston in an integrated and co-ordinated way will lead to the development of the whole site. Furthermore the extensive estate roads and services network which we have expanded this year allows us to offer a variety of plot sizes to occupiers thereby increasing Manston's appeal in the market place.

London City Racecourse

In our interim statement we announced that a formal application for an international 20,000 spectator capacity racecourse at the Group's site at Fairlop Waters had been submitted to the British Horseracing Board. On 3rd April 2000 the British Horseracing Board announced its decision to grant fixtures to the racecourse. The course is expected to open in 2002.

The future

Your Board is extremely confident that the Group's business will continue to grow significantly in the medium to long-term as we focus our resources on innovative airport ownership and operation rather than conventional property development activity. Our unique public sector expertise and our detailed knowledge of airport developments has enabled us to secure commercially viable airport operations ahead of other airport operators. During the coming year our airport acquisition programme will be accelerated.

The roll out of other airports and their integration into the PlaneStation network will be at a rate that we believe will impress our shareholders and the investment community. In the course of the next year we will continue our evolution into a completely different and unique company.

This year's achievements could not have been accomplished without the dedication, commitment and expertise of the Group's employees. Your Board wishes to express their sincere appreciation for this hard work that is moving Wiggins towards deserved international recognition.

William Syson
26th July 2000

Review of operations



London Manston Airport

It has been an exciting year for London Manston Airport. The airport is now the fastest growing freight airport in the UK and we believe we will reach capacity, with the addition of the planned new aprons, within two years.

MK Cargo moved their operations from Stansted to London Manston in May 1999, increasing the throughput of cargo at the airport by a factor of five. Since moving to Manston, MK have increased their services and purchased two Boeing 747's for their own use.

Manston is the preferred airport for a number of relief agencies including Oxfam, Overseas Development Agency (ODA), Crown Agents and the Red Cross. Fresh fruit and vegetables are becoming something of a speciality at London Manston and last Christmas, half the grapes to the UK came through the airport!

London Manston Airport took a stand at the Miami Cruise Convention and was successful in signing a deal with Renaissance Cruise Lines to operate a number of flights for 2000 and 2001. Cruise passengers fly into London Manston for the short onward journey to the Dover Cruise Terminal.

A report by the London Chamber of Commerce and Industry suggests that capacity at traditional London airports will be exhausted within the next ten years. Passenger numbers are expected to more than double between now and 2030, reaching close to 300 million per year.



Review of operations



London Manston is gearing up to relieve some of this considerable overspill and the good road access and planned improved rail links between the airport and central London some 60 miles away are expected to increase the desirability of Manston as a major alternative to overcrowded airports such as Heathrow and Gatwick.

London Manston Airport, with its 2,750-metre runway and 1,100 acres of land, is in an advantageous position to pick up air traffic overspill in the south east of England. We are looking forward to a bright and profitable future for Manston, with improvements to the current infrastructure making London Manston increasingly attractive to cargo and passenger carriers.

Before the end of this year we intend to make an application for a new terminal to handle 5 million passengers, being half of the number of passengers that Thanet District Council have included in their own structure plan.







Review of operations

Manston Business Park and Airport Development Land

The increased activity at London Manston Airport has already created substantial demand for aviation related occupiers on the site. Manston Business Park has substantially improved its rental prospects following a marked increase in the number of enquiries from aviation related businesses such as cargo handlers, maintenance and air livery companies over the past year.

As a result of the increased activity at the airport we expect the pace of development at Manston Park to pick up dramatically over the coming year. To capitalise on this we concluded agreements with MEPC to develop the remainder of the 370-acres. Progress is being made on the development of 14,000 square metres of distribution warehousing, which will be let to air cargo and distribution companies, who will join Cummins Power Generation Ltd. and Cohline Ltd. at Manston.

In anticipation of the imminent growth at Manston Park, we have completed the construction of a further 800 metres of estate roads and associated services this year, with grant aid under the Objective 2 Programme. This has enabled much greater flexibility in the size of plots, making Manston Park appealing to a much wider market. Together with MEPC we will be announcing further commitments from distribution and cold store operators in the coming months.

Review of operations



PlaneStation

At the end of 1997, the Wiggins team decided to take its criteria for success at Manston and apply them to other regional airports. We visited and made preliminary studies of various regional airports in Europe and the USA and realised that, with careful selection, the same criteria would work elsewhere.

The Wiggins approach is one of maximising the development of the land available to the airport site. The approach can be considered to be much like the development of a factory site, where land is assigned, construction is carried out, and activity at the site is engaged in to generate employment and to produce a return on investment over a period of time.

Land will be used for airport operations including cargo handling and cold storage logistics centres as well as to build extensive shopping and leisure facilities at most airports. Almost all airports will have hotels, exhibition and conference facilities. Other land use will include such development as the planned Hans Christian Andersen Story Park at Odense and an international toy makers' centre at Rovaniemi in Lapland.

Wiggins will use the Manston experience with MEPC as a template for strategic alliances with international developers around the world. This will speed up negotiations and smooth working relationships, particularly in their early stages and minimise the costs of setting up and initialising this type of partnership.

Wiggins believes that the potential of a network of airports will add up to more than the sum of the individual parts. This is the philosophy behind the creation of the PlaneStation network and why investors and public bodies responsible for airport development are increasingly displaying such confidence in the Group.



plane station





Review of operations



What has been termed 'The PlaneStation Effect' is expected to add value to each individual airport within the system. These effects are expected to be numerous and include: -

- The inclusion of a London destination within the network.
- The ability to introduce new technology over the entire network, reducing the cost for each airport.
- The power of branding that will encompass all airport facilities including hotels and conference centres.
- The potential to increase the value of airport land through the success of the network.
- The potential for businesses to source suppliers from around the network and to access new markets using PlaneStation airports as portals.
- The stimulation of innovation by sharing best practice and networking around all PlaneStation airports.
- Departure and destination airports that will be familiar to the customer and easy to access.
- The building of relationships with airlines that include risk sharing and simplified negotiation.
- Control over departure and arrival airspace giving airlines guaranteed slot control.
- The cohesion of an overall strategy for the entire network.


plane station

Review of operations



The PlaneStation network effect will be potent. Previous estimates for the growth of the PlaneStation network have been put at between ten and twenty percent while the industry average is expected to be around five percent. It is our opinion that this level of network effect seems reasonable, given the range and potential impact of the effects already identified.

Airfreight currently holds a relatively small proportion of the global freight transport sector. However, demand is forecast to increase, fuelled by growth in world trade following the lifting of trade barriers, regional industrial specialisation, the growth of virtual organisations, high tech manufacturing techniques and by the use of electronic commerce. Wiggins is set to maximise the leverage from the use of e-commerce to increase both passenger and cargo traffic throughout the PlaneStation network.







plane station



Review of operations



Other Wiggins' Property Development Projects
A number of projects have been pursued this year, although in the future the main activity is expected to come from airport development. Amongst the larger developments projects being progressed by Wiggins this year are:

London City Racecourse (Fairlop Waters)
The London City Racecourse to be located in the London Borough of Redbridge, is easily accessible from the City by the Underground's Central Line and is close to the M11. Londoners will once more have their own track and the seven million people who live within a twenty-five mile radius of the racecourse will find it convenient and easy to attend.

The site will have a 10-furlong left-hand dirt oval racecourse, which will attract international dirt-racing horses. Floodlit race meetings will be held on 31 Thursday evenings during the year and are expected to be broadcast live around the world.

This is a high quality and exciting scheme, with a course capacity for 20,000 spectators including a 10,000 all-seat grandstand, a glass-fronted restaurant, hotel and leisure facilities. The London City Racecourse, which has already been approved by the British Horseracing Board is scheduled to hold its first meeting in September 2002.








Millions of potential racegoers live within easy travelling distance of the proposed London City Racecourse, creating a wonderful opportunity to introduce a new audience to racing and tote betting.
Peter Jones, chairman of the Horserace Totalisator Board (the tote)





Review of operations



Liverpool *(Plan shown opposite)*
Liverpool Garden Festival Site comprises 91 acres of land, 3 miles from the city centre with an extended river view frontage. During the year Wiggins received a number of enquiries about the site from major international inward investors and these are being pursued with the active support and co-operation of Liverpool City Council.

At the same time, Liverpool City Council has announced its intention to re-assess the site's development potential and Wiggins are now working closely with the Council's consultancy team. The revised development brief for the site will allow for a more substantial level of leisure, commercial and residential development than was originally envisaged.

Fairfield Park
Fairfield Hospital is a 226,000 sq ft former Victorian hospital set in 174 acres of landscaped grounds near Hitchin in Hertfordshire.

A new development brief for the site has been adopted by Mid-Beds District Council and as a consequence a revised planning application has been submitted with approval anticipated in October 2000.

The hospital building will be converted into 101 luxury apartments with 673 new build houses in the grounds being developed by Beazer Homes, Bovis Homes, Prowting Homes, Stamford Homes and Twigden Homes.


RIVER MERSEY



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9
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RIVER MERSEY

Statement of corporate governance

Statement of appliance of principles of the Combined Code

The Company has considered the principles and provisions of the Combined Code: Principles of Good Governance and the Code of Best Practice "the Combined Code" and this statement sets out the manner in which the Company has applied the principles set out in Section 1. The Turnbull guidelines set out in the document "Guidance for Directors on the Combined Code" have also been reviewed and are covered under the section headed "Internal Control".

Directors

The Board of Wiggins Group plc comprises three executive and three independent non-executive directors. The Board is chaired by Mr W W C Syson, an independent non-executive director, who has primary responsibility for running the Board. The Chief Executive, Mr O I Iny, has executive responsibilities for the operations, results and strategic development of the Group. Clear divisions of accountability and responsibility both exist and operate effectively for these positions.

The Board structure ensures that no one individual or group dominates the decision making process.

The full Board meets regularly and manages overall control of the Group's affairs by the schedule of matters reserved for its decisions. Such matters include the approval of financial statements, major acquisitions and disposals, authority levels for expenditure and treasury policies. The Board is supplied in a timely manner with information in a form and of a quality appropriate to enable it to discharge its duties. All directors have access to the services of the Company Secretary and may take independent professional advice at the Company's expense in the furtherance of their duties.

The Board delegates day-to-day and business management control to the executive directors. It is their responsibility to implement Group policy and to monitor and report to the full Board upon the performance of the business.

Appointments to the Board for both executive and non-executive directors are the responsibility of the Nominations Committee which is chaired by Mr W W C Syson and whose members are set out on page 4. Biographical details of the directors are also provided on page 4.

The Company's Articles of Association ensure that on a rotational basis one-third of the directors resign every year and, being eligible, offer themselves for re-election. This is reflected in the section on "Directors and their interests" on page 27 and within the directors' report.

Directors' remuneration

The Remuneration Committee is composed entirely of non-executive directors as identified on page 4. The Committee is chaired by Mr W W C Syson. The responsibilities of the Remuneration Committee, together with an explanation of how it applies the directors' remuneration principles of the Combined Code, are set out in the report of the directors on remuneration on page 30.

Relations with shareholders

The Board attaches a high importance to maintaining good relationships with all shareholders and ensures that they are kept informed of significant Company developments by all practical means.

Regular presentations are made to the Company's institutional shareholders in order to maintain a mutual understanding of Company direction and objectives. Care is exercised to ensure that any price sensitive information is released to all shareholders, institutional and private, at the same time in accordance with London Stock Exchange requirements.

The Board regards the Annual General Meeting as an opportunity to communicate directly with private investors and actively encourages participative dialogue. The Chairman, executive directors and chairmen of the Audit and Remuneration Committees attend the Annual General Meeting and are available to answer questions from the shareholders present.

Every shareholder receives a full annual report each year end and at the half year receives an interim report.

Accountability and audit

The Company has an Audit Committee, chaired by Mr L R Blackstone and consisting entirely of non-executive directors. The membership of the Audit Committee is identified on page 4. Its terms of reference represent current best practice.

The Audit Committee meets at least twice a year and its primary responsibilities include monitoring internal control throughout the Group, approving the Group's accounting policies and reviewing the interim and annual reports before submission to the Board.

An assessment of Group performance is set out in the Review of Operations on pages 8 to 23.

Internal financial control

The Combined Code introduced a requirement upon directors that they report on the effectiveness of the whole system of internal control, including financial and all other controls together with the risk management process. As permitted by the London Stock Exchange letter of 27th September 1999, the Board has decided to adopt the transitional arrangements in respect of principle D.2 of the Combined Code. As a result the Board will continue to report on internal financial control in accordance with the guidance to directors issued by the Rutteman Working Group in December 1994. However, the directors are of the view that they have established the procedures necessary to implement the requirements of the Combined Code relating to internal control as reflected in the September 1999 guidance "Internal Control: Guidance for Directors on the Combined Code", except as stated on page 26.

The Board has overall responsibility for the system of internal financial control which aims to safeguard the Group's assets, to ensure that proper accounting records are maintained, to ensure compliance with statutory and regulatory requirements and the effectiveness and efficiency of operations. The Board, through the Audit Committee, has reviewed the effectiveness of the system

of internal financial control for the accounting year and the period to the date of approval of the accounts. A system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide reasonable, not absolute, assurance particularly against material mis-statement or loss.

The key elements of the internal financial control system put in place by the directors are:

- the setting of appropriate levels of authorisation which must be adhered to as the Group conducts its business;
- the definition of a recognised organisational and management reporting structure within which individual executive directors have responsibility for the day-to-day running of the business;
- established and detailed procedures for the setting of annual budgets and monthly forecasts and the on-going monitoring of actual financial performance against these targets, on a monthly basis, both at operational and Board level; and
- a clearly defined set of accounting policies, considered with specialist advice, to ensure that the financial performance is recorded on a consistent and appropriate basis throughout the Group's reporting entities.

Identification of risks rests ultimately with the Board. The Board, directly or through its committees, sets, where appropriate, objectives, performance targets and policies for the management of the key risks facing the Group. These risks include strategic planning, acquisitions, investments, expenditure control, treasury, trading and customer service.

HLB Kidsons, our external auditors, contribute an independent perspective on certain aspects of the internal financial control system arising from their audit work and annually report their findings to the Audit Committee.

The Board has considered the need for internal audit, but has decided that because of the size of the Group it cannot be justified at present. The Board will review this decision next year.

The directors are satisfied that the Company and the Group have adequate resources to continue in operational existence for the forseeable future. Accordingly, they continue to adopt the going concern basis in preparing the accounts.

Statement of compliance with the Code Provisions in the Combined Code

Throughout the year to 31st March 2000, the Company has been in compliance with all the Code Provisions set out in Section 1 of the Combined Code on Corporate Governance, except as detailed below.

The Company has not complied with Code Provision A.2.1 concerning the position of a senior independent non-executive director. The size of the Board and its structure are such that it is considered unnecessary for this position to be filled.

Directors' report

The directors present their report and the audited accounts of the Group for the year ended 31st March 2000.

Statement of directors' responsibilities
We are required under company law to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Group and Company, and of the profit or loss of the Group for that year.

In the light of enquiries by The Financial Reporting Review Panel, the directors have taken specialist advice on the application of appropriate accounting policies for the accounts for the year. The directors consider that, following advice, in preparing the accounts on pages 34 to 68 the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that accounting standards that they consider to be applicable have been followed.

The directors also consider that the Group has adequate resources to remain in operation for the foreseeable future and have therefore continued to adopt the going concern basis in preparing the accounts. As with all business forecasts the directors' statement cannot guarantee that the going concern basis will remain appropriate given the inherent uncertainty about future events.

The directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the accounts comply with the Companies Act 1985.

The directors have general responsibility on behalf of the Group and Company for taking such steps as are reasonably open to them to safeguard the assets of the Group and the Company and to prevent and detect fraud and other irregularities.

Group activities
The Company is a holding and trading company which owns subsidiary companies whose principal activities are commercial and residential property development, the operation and management of leisure facilities and operation of airport services.

Review of the business and future trading prospects
A full review of the Group's performance and prospects will be found in the Chairman's Statement on pages 5 to 7 and the Review of Operations on pages 8 to 23.

Turnover, results and dividend
Details of turnover and trading results are set out in full in notes 1 and 2 to the accounts on pages 41 and 42. The directors do not recommend the payment of a dividend.

Directors and their interests
The names of the directors, all of whom served throughout the year, are set out in note 4 to the accounts. Under the provisions of Article 106 of the Company's Articles of Association, Mr O I Iny and Mr G Lansbury retire and offer themselves for re-election.

The interests of the directors, who held office at the end of the financial year, in the Ordinary shares and in options to acquire Ordinary shares of the Company appear in note 4 to the accounts.

Directors' report

There are no contracts of significance in which the directors of the Company are interested.

Directors' and officers' liability insurance
The Group has purchased a policy of insurance for its directors and officers against the financial consequences of actions brought against them by outside parties for acts or omissions in the performance of their duties on behalf of the Group.

Substantial shareholdings
At 26th July 2000 notification had been received of the following interests which exceed a 3% interest in the issued share capital of the Company.

	Ordinary shares	% of issued share capital
Harlequin Holdings Limited	164,226,162	18.82%
Mercury Asset Management	36,155,000	4.14%
AXA Sun Life Investment Management Limited	27,750,000	3.16%

Employees
During the year, the Group has continued to provide employees with relevant information and to seek their views on matters of common concern. Priority is given to ensuring that employees are aware of all significant matters affecting the Group's trading position and of any significant organisational changes.

It is the policy of the Group to support the employment of disabled persons where possible, both in recruitment and by retention of employees who become disabled whilst in the employment of the Group.

Fixed assets
Changes in fixed assets are set out in notes 9 and 10 to the accounts on pages 50 to 54.

Taxation status
So far as the directors are aware the Company is not a close company within the provisions of the Income and Corporation Taxes Act 1988.

Policy on payment of creditors
The Group does not follow any published code or standard on payment practice in respect of any of its suppliers.

In respect of certain suppliers it is the Group's policy to agree the terms of each transaction to ensure the suppliers are made aware of the terms of payment and it is the policy to abide by agreed terms.

Other suppliers are generally paid in accordance with the suppliers' normal terms of trade.

Suppliers of goods and services relating to property development and vendors of land for development, which represents a major part of 'trade creditors',

are paid on terms which are specifically negotiated with them.

The average number of days taken to pay suppliers is 55 days (1999: 51 days) which is distorted by the negotiation of the extended terms in respect of property development.

Post balance sheet events

On 31st May 2000, 41,500,000 Ordinary shares of 1p each were placed at 36.5p per share.

On 14th June 2000, 300,000 Ordinary shares of 1p each were issued under the share option scheme at a price of 2.5p per share.

Annual General Meeting – Special business

(a) The directors consider that the permitted maximum of options allowed to be granted under the Executive Share Option Scheme is insufficient and recommend the increase set out in the Remuneration Committee's Report. (Resolution 6).

(b) The directors recommend that the authorised ordinary share capital be increased from £10,000,000 to £12,000,000. Although there are no plans to issue further shares at present the directors consider the amount of unissued shares is inadequate. (Resolution 7).

In addition, the directors are seeking general allotment authorities under Section 80 of the Companies Act 1985 in relation to the enlarged unissued share capital. (Resolution 8).

(c) Shareholders will also be aware that the Stock Exchange requires that an authority to allot Ordinary shares for cash be subject to the directors obtaining regular renewal of this authority in accordance with the Companies Act 1985. (Resolution 9).

(d) The directors consider it appropriate to continue the authority for the Company to purchase its own shares though there are no present plans to take advantage of this authority. (Resolution 10).

Auditors

A resolution under Section 385 of the Companies Act to re-appoint HLB Kidsons as auditors to the Company will be proposed at the Annual General Meeting.

By Order of the Board

L G Inwood
Secretary
26th July 2000

Registered office

35 Berkeley Square
Mayfair
London W1J 5AB

Report of the directors on remuneration

The Company has a Remuneration Committee, the composition, responsibilities and operation of which complied throughout the accounting year in accordance with the principles outlined in the Listing Rules of the London Stock Exchange derived from schedule A of the Combined Code.

In framing and implementing its remuneration policy the Committee has given full consideration to the best practice provisions of schedule B of the Annex to the Listing Rules. The auditors' report set out on page 31 covers the disclosures referred to in this report that are specified for audit by the Financial Services Authority. The Committee is composed of three non-executive directors, who set the remuneration levels and terms and conditions of employment of the executive directors. Remuneration policy is to set the salary and other benefits, including share options, of the executive directors having regard to comparable levels within the industry, the responsibilities and performance of individual directors and the requirements to retain and motivate senior personnel.

Details of the total remuneration packages paid to each director for the year to 31st March 2000 are provided in the tables within note 4 to the accounts on pages 45 to 47, along with comparative figures for the year ended 31st March 1999.

During the year, the Remuneration Committee met to review directors' emoluments. They approved a bonus for the three executive directors to reflect the work done in the year to 31st March 1999. Under the terms of their contracts, the Company is obliged to provide a pension scheme to the executive directors.

There are no directors' service agreements incorporating more than one year's notice. None of the service agreements include any requirement for compensation to be paid by the Company upon termination of employment other than in respect of the appropriate period of notice.

Amendment of terms of unapproved options under Executive Share Option Scheme

The Company established the Wiggins Group plc Executive Share Option Scheme on 30th September 1993 as amended by a resolution of the directors on 30th October 1996. The Scheme provides for the grant of options which respectively do (the "Part A Options") and do not (the "Part B Options") attract the tax reliefs which are available under prevailing legislation. Under Inland Revenue rules the value of Part A Options awarded to individual eligible employees cannot exceed £30,000 at the point of grant, whilst there is an individual limit of the higher of £100,000 and four times salary in the case of Part B Options (less the value of any Part A Options granted to such individual calculated at the point of grant). The directors consider that the individual limit for Part B Options is insufficient to retain and attract executives of the calibre that the Group will require to manage and accelerate its growth, particularly as the PlaneStation network is rolled out internationally, especially in North America. Accordingly, it is proposed to amend the rules of the Scheme by providing that the limit in relation to Part B Options be increased to the higher of £100,000 and ten times current remuneration. This amendment requires the consent of Wiggins shareholders and an appropriate ordinary resolution is included as special business in the notice of Annual General Meeting.

Since the provisions of the Scheme require, as a general rule, that options may only be granted within 42 days of the announcement of the Company's final or interim results, the Remuneration Committee has already granted Part B Options to various executives (other than directors) in anticipation of, and conditional upon shareholders' approval to, the individual limits being increased.

The overall limit of 10% of the issued share capital is not being increased.



Auditors' report to the shareholders of Wiggins Group Plc

We have audited the accounts on pages 34 to 68 which have been prepared under the historical cost convention and the accounting policies set out in pages 38 to 40.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the annual report, including, as described on page 27, the accounts. Our responsibilities, as independent auditors, are established by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group and the Company is not disclosed.

We review whether the corporate governance statement on pages 24 to 26 reflects the Company's compliance with those provisions of the Combined Code specified for our review by the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all the risks and controls, or form an opinion on the effectiveness of the Company's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report, including the corporate governance statement, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

Basis of opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's and the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall presentation of information in the accounts.

Opinion
In our opinion the accounts give a true and fair view of the state of the Group's and the Company's affairs as at 31st March 2000 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

HLB Kidsons
Registered Auditors
Chartered Accountants

Ocean House
Waterloo Lane
Chelmsford
Essex CM1 1BD

26th July 2000

Wiggins Group plc Annual Report 2000

accounts



Consolidated profit and loss account

for the year ended 31st March 2000

	Note	2000 £000	1999 Restated £000
Turnover	**1**	**49,820**	5,107
Cost of sales		**(17,131)**	(3,598)
Gross profit		**32,689**	1,509
Administrative expenses		**(5,778)**	(4,672)
Operating profit/(loss)	**2**	**26,911**	(3,163)
Net interest payable	**5**	**(1,834)**	(1,238)
Profit/(loss) on ordinary activities before taxation		**25,077**	(4,401)
Taxation on profit/(loss) on ordinary activities	**6**	**(2,066)**	—
Profit/(loss) for the financial year transferred to/(from) reserves	**17**	**23,011**	(4,401)
Earnings per share	**8**	**2.87p**	(0.61p)
Earnings per share on a fully diluted basis	**8**	**2.70p**	(0.57p)

Statement of total recognised gains and losses

	2000 £000	1999 Restated £000
Profit/(loss) for the financial year	**23,011**	(4,401)
Total recognised gains and losses relating to the year	**23,011**	(4,401)
Prior year adjustment (as explained in note 25)	**(31,274)**	
Total gains and losses recognised since last annual report	**(8,263)**	

The notes on pages 38 to 68 form part of the accounts

Consolidated balance sheet

as at 31st March 2000

	Note	2000 £000	1999 Restated £000
Tangible fixed assets	9	**33,491**	28,199
Fixed asset investments	10	**1,010**	1,010
		34,501	29,209
Current assets			
Stocks and work in progress	11	**13,907**	15,159
Debtors:	12		
Amounts falling due within one year		**12,133**	4,309
Amounts falling due after more than one year		**26,503**	—
Cash at bank and in hand		**560**	256
		53,103	19,724
Creditors: amounts falling due within one year	13	**(31,533)**	(23,426)
Net current assets/(liabilities)		**21,570**	(3,702)
Total assets less current liabilities		**56,071**	25,507
Creditors: amounts falling due after more than one year	14	**(10,301)**	(4,593)
Net assets		**45,770**	20,914
Capital and reserves			
Called up share capital	15	**8,306**	7,567
Reserves	16	**37,464**	13,347
Equity shareholders' funds	17	**45,770**	20,914

Approved by the Board on 26th July 2000.

W W C Syson *Chairman*

G Lansbury *Director*

The notes on pages 38 to 68 form part of the accounts

Company balance sheet

as at 31st March 2000

	Note	2000 £000	1999 Restated £000
Tangible fixed assets	**9**	**4,264**	4,257
Fixed asset investments	**10**	**16,878**	16,878
		21,142	21,135
Current assets			
Stocks and work in progress	**11**	**204**	211
Debtors	**12**	**32,439**	15,815
Cash at bank and in hand		**88**	1
		32,731	16,027
Creditors: amounts falling due within one year	**13**	**(13,983)**	(16,233)
Net current assets/(liabilities)		**18,748**	(206)
Total assets less current liabilities		**39,890**	20,929
Creditors: amounts falling due after more than one year	**14**	**(6)**	(16)
Net assets		**39,884**	20,913
Capital and reserves			
Called up share capital	**15**	**8,306**	7,567
Reserves	**16**	**31,578**	13,346
Equity shareholders' funds		**39,884**	20,913

Approved by the Board on 26th July 2000.

W W C Syson *Chairman*

G Lansbury *Director*

The notes on pages 38 to 68 form part of the accounts

Consolidated cash flow statement

for the year ended 31st March 2000

	Note	2000		1999 Restated	
		£000	**£000**	£000	£000
Net cash outflow from operating activities	18a		**(881)**		(5,905)
Returns on investments and servicing of finance					
Interest received		**25**		10	
Interest paid		**(1,229)**		(1,162)	
Interest element of hire purchase and lease payments		**(167)**		(18)	
			(1,371)		(1,170)
Taxation					
UK Corporation tax paid			**(1,167)**		(1,378)
Capital expenditure and financial investment					
Purchase of tangible fixed assets		**(5,002)**		(273)	
Proceeds from sale of tangible fixed assets		**3**		72	
			(4,999)		(201)
			(8,418)		(8,654)
Financing					
Issue of ordinary share capital		**6**		6,208	
Receipt of short term borrowings		**10,410**		2,242	
Capital element of hire purchase payments		**(372)**		(64)	
Share issue expenses		**(6)**		(311)	
Repayment of short term borrowings		**(2,865)**		(3,028)	
Capital reorganisation expenses		**—**		(27)	
			7,173		5,020
Decrease in cash	18c		**(1,245)**		(3,634)

The notes on pages 38 to 68 form part of the accounts

Accounting policies

for the year ended 31st March 2000

Accounting convention

The accounts have been prepared under the historical cost convention and in accordance with applicable Accounting Standards.

Consolidation

The Group accounts comprise the accounts of the Company and its subsidiaries, all of which are made up to the end of the Company's financial year. Profits and losses of companies entering or leaving the Group are included from the date of acquisition or up to the date of disposal. The net assets of subsidiaries acquired are included on the basis of their fair value at the date of acquisition being the date on which control passes.

Turnover

Commercial property sales are recognised at the date of exchange of contract, providing the Group is reasonably assured of the receipt of the sale proceeds. Other sales are based on invoice value during the year.

Interest

Interest is charged to the profit and loss account as incurred unless the project to which it relates is subject to a development agreement with a third party whereon it is included with work in progress for that project.

Stocks and work in progress

Land awaiting development and in the course of development is valued at the lower of cost and net realisable value. Work in progress includes all direct and indirect overheads applicable to the development. Other stocks are valued at the lower of cost and net realisable value. Net realisable value is based on estimated market value less the estimated costs of disposal.



for the year ended 31st March 2000

Depreciation

Depreciation of fixed assets other than freehold and long leasehold land, is charged in equal instalments commencing with the date of acquisition at rates estimated to write off their cost less any residual value over their expected useful lives which are as follows:

Buildings	– 100 years
Plant and equipment	– 3 to 50 years
Motor vehicles	– 4 years

Short leasehold properties are amortised over the term of the lease in equal annual instalments.

Leasing and hire purchase

Plant, equipment and motor vehicles which are subject to hire purchase and lease contracts are dealt with in the accounts as tangible fixed assets and equivalent liabilities at what would otherwise have been the cost of outright purchase.

Payments are apportioned between reductions of the respective liabilities and finance charges, the latter being calculated by reference to the rates of interest implicit in the contract. The finance charges are dealt with under interest payable in the profit and loss account.

Financed assets are depreciated in accordance with the depreciation accounting policy over the anticipated working lives of the assets.

The costs of operating leases are expensed as incurred.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the financial year end exchange rates. Profits and losses of overseas subsidiaries are translated into sterling at average rates of exchange.

Gains and losses arising on the translation of the net assets of overseas subsidiaries are taken to reserves. Other exchange differences are taken to the profit and loss account.

Accounting policies

for the year ended 31st March 2000

Deferred taxation

Provision is made on the liability method in respect of the tax effects arising from timing differences to the extent that it is probable that a liability will crystallise in the foreseeable future.

Goodwill

Goodwill, being the excess of the fair value of purchase consideration of interests acquired in subsidiary and associated undertakings, over the fair value of the underlying net assets of those undertakings is capitalised in the balance sheet in the year of acquisition and amortised over a period not exceeding 20 years. Negative goodwill, being the excess of the fair value of the underlying net assets acquired over the fair value of the purchase consideration, is capitalised and amortised in a similar manner.

As permitted by Financial Reporting Standard 10, the Group has not restated its accounts in respect of goodwill arising in periods prior to the year ended 31st March 1998 and such goodwill remains fully written off against reserves.

Grants

Where the Group receives revenue grants, it matches receipt of the grant against relevant expenditure, recognising the net cost in the accounts as appropriate.

Pensions

Certain employees are members of a company sponsored pension arrangement in their own names, to which the Company makes contributions which are charged against profit when paid.

Start-up costs

Expenditure relating to new products or services intended for commercial exploitation is carried forward within prepayments where the ultimate commercial viability has been assessed with reasonable certainty. Such expenditure is amortised over the period expected to benefit, up to a maximum of 5 years. This represents a change of accounting policy. Previously, these costs were capitalised as an intangible fixed asset. The change in policy has had no impact on the net assets of the Group as at 31st March 1999. The current year's results and those of the previous year are not affected. Further details of the change in policy and of other restatements made to prior year's accounts are contained in notes 24 and 25.

Notes to the accounts

for the year ended 31st March 2000

1 Turnover and profit on ordinary activities before taxation

	Turnover		Profit/(loss) on ordinary activities		Net assets employed	
	2000	1999 Restated	**2000**	1999 Restated	**2000**	1999 Restated
	£000	£000	**£000**	£000	**£000**	£000
Property development	**42,513**	241	**27,954**	(3,448)	**36,709**	11,897
Leisure	**2,390**	2,449	**105**	80	**7,349**	7,006
Airport operations	**4,917**	2,417	**(1,148)**	205	**1,712**	2,011
Net interest (note 5)	**—**	—	**(1,834)**	(1,238)	**—**	—
	49,820	5,107	**25,077**	(4,401)	**45,770**	20,914

The Group's turnover arises wholly within the United Kingdom.

for the year ended 31st March 2000

2 Operating profit/(loss)

	2000	1999 Restated
	£000	£000
Arrived at after charging/(crediting):		
Directors' emoluments (note 4)		
– as directors	**84**	73
– as executives	**883**	778
Auditors' remuneration		
– as auditors	**35**	40
– other services	**61**	22
Depreciation and amortisation of tangible fixed assets		
– owned assets	**323**	237
– held under finance leases and hire purchase contracts	**148**	15
Profit on sale of fixed assets	**(1)**	(71)
Operating leases		
– land and buildings	**174**	228
– equipment	**13**	—
Rent received	**(12)**	(13)

for the year ended 31st March 2000

3 Employees

	2000 Number	1999 Number
The average weekly number of employees, including directors, was:		
Property development and housebuilding	**6**	6
Administration	**25**	32
Leisure	**78**	101
Airport	**102**	40
	211	179

	2000 £000	1999 £000
Payroll costs were:		
Wages and salaries	**4,275**	2,751
Social security costs	**430**	239
Other pension costs (see note 19)	**184**	85
	4,889	3,075

for the year ended 31st March 2000

3 Employees continued

Employees' share options (excluding directors)

As at 31st March 2000 the following options issued in accordance with the rules of the executive share option scheme were unexercised:

As at 1st April 1999	**As at 31st March 2000**	Option price	From	To
1,000,000	**1,000,000**	2.50p	March 1997	October 2004*
100,000	**100,000**	2.50p	August 1997	August 2004*
400,000	**400,000**	6.00p	August 1997	August 2004*
350,000	**200,000**	4.75p	January 1998	January 2005*
1,096,550	**1,096,550**	7.25p	December 1999	December 2006*
3,703,450	**3,703,450**	7.25p	April 2001	December 2003†
300,000	**300,000**	10.00p	March 2000	March 2007*
1,700,000	**1,700,000**	10.00p	March 2002	March 2004†
600,000	**600,000**	10.00p	September 2000	September 2007*
1,750,000	**1,750,000**	10.00p	September 2002	September 2004†
—	**1,023,076**	22.75p	September 2002	September 2009*
—	**6,176,924**	22.75p	September 2004	September 2006†

*There are no performance criteria for these options.

†These options can only be exercised if certain criteria relating to the growth in earnings per share is met over a five year period.

for the year ended 31st March 2000

4 Directors' interests and emoluments

Directors' interests

The register kept by the Company which is available for inspection for the purposes of Section 324 of the Companies Act 1985 shows that the directors of the Company at 31st March 2000 and their families had the following beneficial interests in the shares and options to subscribe for the shares of the Company at 31st March 2000:

Ordinary shares:	**31st March 2000 Fully paid 1p shares**	31st March 1999 Fully paid 1p shares
W W C Syson	**1,066,666**	1,066,666
O I Iny	**Nil**	Nil
G Lansbury	**585,645**	585,645
C K Foster	**1,046,982**	1,046,982
S P Hayklan	**3,213,228**	3,213,228
L R Blackstone	**611,000**	611,000

In addition to the interests of the directors and persons connected with them as referred to above, Mr O I Iny is a potential beneficiary of a trust which has interests in Harlequin Holdings Limited, a body corporate which is interested in 164,226,162 1p Ordinary shares.

There have been no other changes in these interests between 31st March 2000 and 26th July 2000.

for the year ended 31st March 2000

4 Directors' interests and emoluments continued

Details of directors' share options were as follows:

	As at 1st April 1999	**As at 31st March 2000**	Option exercise price	From	To
C K Foster	12,000,000	**12,000,000**	2.50p	October 1996	October 2003*
G Lansbury	5,504,000	**5,504,000**	5.45p	September 1997	September 2004*
O I Iny	413,793	**413,793**	7.25p	December 1999	December 2006*
O I Iny	6,586,207	**6,586,207**	7.25p	April 2001	December 2003†
C K Foster	3,500,000	**3,500,000**	7.25p	April 2001	December 2003†
G Lansbury	3,500,000	**3,500,000**	7.25p	April 2001	December 2003†

*There are no performance criteria for these options.

†These options can only be exercised if certain criteria relating to the growth in earnings per share is met over a five year period.

Messrs W W C Syson, S P Hayklan and L R Blackstone have no share options.

Between 31st March 2000 and 26th July 2000 there have been no changes in the number of share options held by the directors.

During the year the Company's share price was between 14.875p and 46.75p and was 41.875p at 31st March 2000.

Directors' emoluments were as follows:

	2000 £000	1999 £000
Fees	**84**	73
Management remuneration	**883**	778
	967	851

for the year ended 31st March 2000

4 Directors' interests and emoluments continued

Details of directors' emoluments were as follows:

Year ended 31st March 2000	Contracted salary/fees £000	Actual salary/fees £000	Annual bonus £000	Payment in lieu of pension contributions £000	Benefits in kind £000	Total £000
W W C Syson, Chairman (non-executive)	39	39	—	—	—	39
O I Iny	200	200	100	21	11	332
G Lansbury	175	175	75	17	10	277
C K Foster	175	182	75	17	1	275
S P Hayklan (non-executive)	22	22	—	—	—	22
L R Blackstone (non-executive)	22	22	—	—	—	22
	633	640	250	55	22	967

Year ended 31st March 1999	Contracted salary/fees £000	Actual salary/fees £000	Annual bonus £000	Payment in lieu of pension contributions £000	Benefits in kind £000	Total £000
W W C Syson, Chairman (non-executive)	33	33	—	—	—	33
O I Iny	165	165	40	82	9	296
G Lansbury	135	135	30	68	8	241
C K Foster	135	142	30	68	1	241
S P Hayklan (non-executive)	20	20	—	—	—	20
L R Blackstone (non-executive)	20	20	—	—	—	20
	508	515	100	218	18	851

Notes to the accounts

for the year ended 31st March 2000

5 Net interest payable

	2000	1999
	£000	£000
Interest payable on bank loans and overdrafts and other loans repayable within five years	**1,018**	373
Hire purchase and lease charges	**167**	18
Other interest	**674**	857
	1,859	1,248
Interest receivable	**(25)**	(10)
Net interest payable	**1,834**	1,238

6 Taxation on profit/(loss) on ordinary activities

	2000	1999
		Restated
	£000	£000
UK Corporation tax on profit on ordinary activities	**2,225**	—
Overprovision in prior year	**(159)**	—
	2,066	—

The UK Corporation tax charge of £2,225,000 relates to profits taxed in earlier years at 31% which is disclosed as current following the adjustment to the results for prior years as explained in note 25 to the accounts. Tax losses of £135,000 have been utilised in calculating this tax charge. No liability to Corporation tax arises on the results for the year ended 31st March 2000. Tax losses of £250,000 have been utilised in the year to 31st March 2000.

for the year ended 31st March 2000

7 Profit attributable to members of the parent company

The profit dealt with in the accounts of the parent company is £17,126,000 (1999 – loss £16,022,000 restated).

As permitted by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account.

8 Earnings per share

The calculation of earnings per Ordinary share is based on the following profit/(loss) on ordinary activities after taxation.

	Basic 2000	Basic 1999 Restated	**Diluted 2000**	Diluted 1999 Restated
	£	£	**£**	£
Profit/(loss) for the financial year	**23,011,000**	(4,401,000)	23,011,000	(4,401,000)

Weighted average number of shares

	2000 Number	1999 Number
For basic earnings per share	**801,271,160**	727,519,328
Exercise of share options	**49,554,000**	42,504,000
For diluted earnings per share	**850,825,160**	770,023,328

9 Tangible fixed assets

Group	Freehold property £000	Long leasehold property £000	Plant, equipment and vehicles £000	Total £000
Cost				
At 1st April 1999	11,363	15,308	4,618	31,289
Additions during year	68	—	5,697	5,765
Re-classification	4,900	(4,900)	—	—
Disposals during year	—	—	(40)	(40)
At 31st March 2000	16,331	10,408	10,275	37,014
Depreciation and amortisation				
At 1st April 1999	34	260	2,796	3,090
Charged during year	87	—	384	471
Re-classification	171	(171)	—	—
Disposals during year	—	—	(38)	(38)
At 31st March 2000	292	89	3,142	3,523
Net book value – 31st March 2000	**16,039**	**10,319**	**7,133**	**33,491**
Net book value – 31st March 1999	11,329	15,048	1,822	28,199

Plant, equipment and vehicles subject to hire purchase and leasing contracts included in net book value is:

	Cost £000	Depreciation £000	Net book value £000
At 1st April 1999	154	56	98
Movement during the year	2,262	92	2,170
At 31st March 2000	**2,416**	**148**	**2,268**

for the year ended 31st March 2000

9 Tangible fixed assets continued

Company	Freehold property £000	Plant, equipment and vehicles £000	Total £000
Cost			
At 1st April 1999	4,237	105	4,342
Additions during year	29	6	35
At 31st March 2000	4,266	111	4,377
Depreciation and amortisation			
At 1st April 1999	34	51	85
Charged during year	6	22	28
At 31st March 2000	40	73	113
Net book value – 31st March 2000	**4,226**	**38**	**4,264**
Net book value – 31st March 1999	4,203	54	4,257

Plant, equipment and vehicles subject to hire purchase and leasing contracts included in net book value is:

	Cost £000	Depreciation £000	Net book value £000
At 1st April 1999	44	14	30
Movement during the year	—	9	(9)
At 31st March 2000	**44**	**23**	**21**

Notes to the accounts

for the year ended 31st March 2000

10 Fixed asset investments

Group	**2000 £000**	1999 £000
Other fixed asset investments	**1,010**	1,010

	Unlisted £000
Cost	
At 1st April 1999 and 31st March 2000	1,202
Amount provided at 1st April 1999 and 31st March 2000	192
Net book value 31st March 2000	**1,010**
Net book value 31st March 1999	1,010

Company	Subsidiary undertakings £000	Other investments £000	Total £000
Cost			
At 1st April 1999 and 31st March 2000	18,637	202	18,839
Amounts provided			
At 1st April 1999 and 31st March 2000	1,769	192	1,961
Net book value 31st March 2000	**16,868**	**10**	**16,878**
Net book value 31st March 1999	16,868	10	16,878

for the year ended 31st March 2000

10 Fixed asset investments continued

Details of the investments in which the Group or the Company holds more than 10% of the nominal value of any class of share capital are as follows:

Principal subsidiary undertakings	% of equity held	Class of share	Activity
Wiggins Management Services Limited	100	Ordinary	Provision of management services
Wiggins Homes (South) Limited	100	Ordinary	Residential development
Kent International Business Park Limited	100	Ordinary and Preference	Commercial development
Wiggins Kingsbury Limited	100	Ordinary	Commercial development
Wiggins Fairfield Limited	100	Ordinary	Residential development
Wiggins Castle Wharf Limited	100	Ordinary	Commercial development
Wiggins Lancaster Limited	100	Ordinary	Commercial development
Cadbury House Club Limited	100	Ordinary	Leisure
Kent International Airport PLC	100	Ordinary*	Airport
Kent International Travel Limited	100	Ordinary*	Travel agent
Tomorrows Leisure Limited	100	Ordinary	Leisure
Norham Multi Leisure Limited	100	Ordinary*	Leisure
Norham Investments Limited	100	Ordinary*	Leisure
PlaneStation Limited	100	Ordinary	Airport development
Maisons de Vichy SARL	100	Ordinary	Holding

Apart from Maisons de Vichy SARL which is registered in France, all other companies are incorporated and operate in England.

The principal subsidiary and associated undertakings are held by the Company except where marked*.

Notes to the accounts

for the year ended 31st March 2000

10 **Fixed asset investments** continued

Others:

Name of company	Country of registration (or incorporation) and operation)	% of equity held	Class of share
Montpensier Developpement SA	France	15*	Ordinary
Chiltern Leisure PLC	England	7.97	Ordinary

*Held by subsidiary undertaking.

Montpensier Developpement SA has a 50% interest in the development company which owns the Vichy Golf and Country Club site.

A provision of £192,000 has been made against the carrying value of the Company's investment in Chiltern Leisure PLC (formerly Mulberries PLC) to reflect market value.

11 Stocks and work in progress

	Group 2000	**Company 2000**	Group 1999 Restated	Company 1999
	£000	**£000**	£000	£000
Land held for development	**7,767**	**159**	9,101	158
Developments in progress	**6,009**	**—**	5,941	—
Other stocks	**131**	**45**	117	53
	13,907	**204**	15,159	211

Land included in land held for development has been charged as security for bank overdraft, loan and other loan facilities granted to the Group. (See note 13).

for the year ended 31st March 2000

12 Debtors

	Group 2000	**Company 2000**	Group 1999 Restated	Company 1999 Restated
	£000	**£000**	£000	£000
Amounts falling due within one year:				
Trade debtors	**7,354**	**22**	621	10
Amounts owed by Group undertakings	**—**	**32,171**	—	14,929
Other debtors	**1,010**	**48**	2,415	667
Prepayments and accrued income	**3,769**	**198**	1,273	209
	12,133	**32,439**	4,309	15,815
Amounts falling due after more than one year:				
Trade debtors	**26,503**	**—**	—	—

for the year ended 31st March 2000

13 Creditors: amounts falling due within one year

	Group 2000	**Company 2000**	Group 1999 Restated	Company 1999
	£000	**£000**	£000	£000
Bank loans and overdrafts	**7,795**	**2,639**	5,546	5,496
Other loans	**7,348**	**1,300**	4,703	4,013
Trade creditors	**3,011**	**1,157**	5,555	991
Deferred payments	**2,134**	**—**	2,134	—
Amounts owed to Group undertakings	**—**	**8,553**	—	4,854
Corporation tax	**—**	**117**	—	360
Other taxation and social security	**1,283**	**7**	566	40
Hire purchase and lease creditors	**433**	**9**	29	12
Other creditors	**415**	**62**	2,992	243
Accruals and deferred income	**9,114**	**139**	1,901	224
	31,533	**13,983**	23,426	16,233

Bank loans and overdrafts of £7,639,000 are secured on property held by the Group as fixed assets and for development.

Other loans of £5,252,000 are secured as referred to in note 11.

for the year ended 31st March 2000

14 Creditors: amounts falling due after more than one year

	Group 2000	**Company 2000**	Group 1999 Restated	Company 1999
	£000	**£000**	£000	£000
Other loans	**5,016**	**—**	816	—
Other creditors	**3,750**	**—**	3,750	—
Hire purchase and lease creditors	**1,535**	**6**	27	16
	10,301	**6**	4,593	16

Other loans of £5,016,000 are secured on property held by the Group as fixed assets as referred to in note 11 and are due within 2 to 5 years.

15 Called up share capital

	2000		1999	
	Number	**£000**	Number	£000
Authorised:				
Ordinary shares of 1p each	**1,000,000,000**	**10,000**	1,000,000,000	10,000
Allotted, issued and fully paid:				
Ordinary shares of 1p each	**830,657,170**	**8,306**	756,701,008	7,567

On 25th August 1999 73,806,162 Ordinary shares of 1p each were issued under the Fairfield agreement at a price of 2.5p per share.

On 9th September 1999 150,000 Ordinary shares of 1p each were issued under the share option scheme at a price of 4.75p per share.

Details of share options unexercised are set out in notes 3 and 4.

for the year ended 31st March 2000

16 Reserves

	Special reserve account £000	Share premium account £000	Profit and loss account £000	Other reserves £000	Total £000
Group					
At 1st April 1999 as previously stated	1,443	27,092	15,517	569	44,621
Prior year adjustment (note 25)	—	—	(31,274)	—	(31,274)
At 1st April 1999 as restated	1,443	27,092	(15,757)	569	13,347
Profit for the year	—	—	23,011	—	23,011
Premium arising on share issues less expenses	—	1,106	—	—	1,106
At 31st March 2000	**1,433**	**28,198**	**7,254**	**569**	**37,464**
Company					
At 1st April 1999 as previously stated	1,443	27,092	3,304	—	31,839
Prior year adjustment	—	—	(18,493)	—	(18,493)
At 1st April 1999 restated	1,443	27,092	(15,189)	—	13,346
Profit for the year	—	—	17,126	—	17,126
Premiums arising on share issues less expenses	—	1,106	—	—	1,106
At 31st March 2000	**1,443**	**28,198**	**1,937**	**—**	**31,578**

for the year ended 31st March 2000

17 Reconciliation of movement in equity shareholders' funds

	2000	1999
		Restated
	£000	£000
Profit/(loss) for the financial year	**23,011**	(4,401)
New shares issued in year for cash	**6**	5,897
New shares issued in year in respect of Fairfield purchase	**1,845**	—
Share issue costs	**(6)**	—
Costs of capital reorganisation	**—**	(27)
Net addition to equity shareholders' funds	**24,856**	1,469
Opening equity shareholders' funds (originally £52,188,000 before deducting prior year adjustment of £31,274,000)	**20,914**	19,445
Closing equity shareholders' funds	**45,770**	20,914

Notes to the accounts

for the year ended 31st March 2000

18 Cash flow statement

(a) Reconciliation of operating profit to net cash outflow from operating activities

	2000 £000	1999 Restated £000
Operating profit/(loss)	**26,911**	(3,163)
Depreciation and amortisation	**471**	252
Decrease/(increase) in stock and work in progress	**1,252**	(28)
Increase in debtors	**(35,226)**	(2,302)
Increase/(decrease) in creditors	**5,712**	(593)
Profit on sale of tangible fixed assets	**(1)**	(71)
Net cash outflow from operating activities	**(881)**	(5,905)

(b) Reconciliation of net cash flow to movements in net debt

	2000 £000	1999 £000
Decrease in cash in the year	**(1,245)**	(3,634)
Cash (inflow)/outflow from (increase)/decrease in debt, lease and hire contracts	**(7,173)**	335
Change in net debt in the year	**(8,418)**	(3,299)
New lease and hire purchase	**(2,284)**	(58)
Movements in net debt in the year	**(10,702)**	(3,357)
Net debt at 1st April 1999	**(10,865)**	(7,508)
Net debt at 31st March 2000	**(21,567)**	(10,865)

for the year ended 31st March 2000

18 Cash flow statement continued

(c) Analysis of changes in debt

	1st April 1999 £000	Cash flows £000	Other non cash changes £000	**31st March 2000 £000**
Cash in hand and at bank	256	304	—	**560**
Bank loans and overdrafts	(6,246)	(1,549)	—	**(7,795)**
	(5,990)	(1,245)	—	**(7,235)**
Debt due within one year	(4,703)	(2,645)	—	**(7,348)**
Debt due after more than one year	(116)	(4,900)	—	**(5,016)**
Hire purchase and finance leases	(56)	372	(2,284)	**(1,968)**
	(4,875)	(7,173)	(2,284)	**(14,332)**
Total	(10,865)	(8,418)	(2,284)	**(21,567)**

(d) Major non cash transaction

On 25th August 1999 73,806,162 Ordinary shares of 1p each were issued under the Fairfield agreement at a price of 2.5p per share. The consideration for this was satisfied by the transfer of the freehold interest in development land.

Notes to the accounts

for the year ended 31st March 2000

19 Pension arrangements

The existing pension scheme providing benefits based on final pensionable pay remains in place. There have been no employee or employer contributions to the scheme during the year, with the exception of contributions towards the shortfall referred to below, and no new members have been admitted.

The scheme was valued as at 6th April 1999 by a qualified actuary. The market value of the scheme's assets at this date was £3,468,000 which represented, on an ongoing valuation, past service basis, 73 per cent of the benefits that had accrued to members. The assumptions which have the most significant effect on the results of the valuation are as follows:

(i) The two most important assumptions in the valuation of the pension plan are the long term investment yield and the rate at which benefits will increase in deferment. These assumptions are related and must be considered together. Statutory revaluation of 4% has been used.

(ii) The mortality experience of the members of the Plan will be in accordance with the standard mortality table known as PA(90) rated down two years.

(iii) 80% (70%) of male (female) members are married at retirement with wives aged three years younger than their husbands.

(iv) Full allowance has been made for increases in pensions in payment in accordance with the scheme rules. Allowance has also been made for increases to preserved pension benefits in the period prior to Normal Pension Date where part of the pensions in excess of the Guaranteed Minimum Pensions is increased in deferment, future increases have been assumed at 5 per cent per annum.

(v) The rate of interest will be 8% per annum both pre and post retirement.

Wiggins Group plc has accepted its liability to the Schemes' Trustees to provide funds to meet their pensions obligations.

Since 1 August 1999 the Company has been contributing £20,000 per month to the Company scheme. It is expected that this contribution rate will lead to the Plan being fully funded by 31st December 2006. A further £24,000 has been contributed to Group schemes during the year.

for the year ended 31st March 2000

20 Financial commitments

Operating lease commitments.

Financial commitments under non-cancellable operating leases will result in the following payments falling due in the year to 31st March 2001:

	2000 **£000**	1999 £000
Land and buildings		
Expiring:		
After five years	**333**	179
Equipment		
Expiring:		
Between one year and five years	**25**	—

Hire purchase and lease commitments

The future minimum hire purchase and finance lease payments to which the Group was committed at 31st March 2000 are:

	2000 **£000**	1999 £000
Net amounts payable:		
Within one year	**433**	29
Between one and five years	**1,535**	27
	1,968	56

Notes to the accounts

for the year ended 31st March 2000

21 Contingent liabilities

Under the terms of the pension scheme, the Company is obliged to meet any shortfall in the amount available to the Trustees to meet pension obligations, see note 19.

The Company is a member of a Value Added Tax group with certain of its subsidiary undertakings.

The Company has given guarantees on behalf of subsidiary undertakings in the ordinary course of business.

22 Deferred taxation

A potential liability to deferred tax of £389,000 may arise as a result of the reversal of accelerated capital allowances. A reversal is not expected in the foreseeable future and thus provision has not been made.

Potential capital gains rolled over into fixed assets amounts to £676,000 for which provision has not been made since it is considered unlikely that the liability will crystallise in the foreseeable future.

23 Post balance sheet events

On 31st May 2000 41,500,000 Ordinary shares of 1p each were placed at a price of 36.5p per share.

On 14th June 2000 300,000 Ordinary shares of 1p each were issued under the share option scheme at a price of 2.5p per share.

for the year ended 31st March 2000

24 Five year review

The following shows the previously reported results for the four years to 31st March 1999 before the prior year adjustments and those results as now restated.

	Year to 31.3.96 £000	Year to 31.3.97 £000	Year to 31.3.98 £000	Year to 31.3.99 £000
Turnover:				
Property development	5,892	18,696	11,157	21,796
Leisure	990	1,207	5,489	2,449
Airport operations	—	—	1,187	2,417
	6,882	19,903	17,833	26,662
Profit on ordinary activities before taxation:				
Property development	1,308	6,071	5,262	13,066
Leisure	(230)	(336)	(51)	80
Airport operations	—	—	3	205
Profit on disposal of freehold property	—	—	869	—
Net interest	(87)	(119)	(974)	(1,238)
Share of profit/(loss) of associated undertaking	17	(737)	—	—
Profit on ordinary activities before taxation	1,008	4,879	5,109	12,113
Earnings per share	0.20p	0.66p	0.64p	1.21p
Earnings per share on a fully diluted basis	0.20p	0.55p	0.57p	1.14p

Notes to the accounts

for the year ended 31st March 2000

24 Five year review continued

Restated:

	Year to 31.3.96 £000	Year to 31.3.97 £000	Year to 31.3.98 £000	Year to 31.3.99 £000	**Actual Year to 31.3.00 £000**
Turnover:					
Property development	5,642	1,566	3,605	241	**42,513**
Leisure	990	1,207	5,489	2,449	**2,390**
Airport operations	—	—	1,187	2,417	**4,917**
	6,632	2,773	10,281	5,107	**49,820**
Profit on ordinary activities before taxation:					
Property development	1,131	(4,819)	(3,638)	(3,448)	**27,954**
Leisure	(230)	(336)	(51)	80	**105**
Airport operations	—	—	3	205	**(1,148)**
Profit on disposal of freehold property	—	—	869	—	**—**
Net interest	(87)	(119)	(974)	(1,238)	**(1,834)**
Share of profit/(loss) of associated undertaking	17	(737)	—	—	**—**
Profit/(loss) on ordinary activities before taxation	831	(6,011)	(3,791)	(4,401)	**25,077**
Earnings per share	0.17p	(1.14p)	(0.55p)	(0.61p)	**2.87p**
Earnings per share on a fully diluted basis	0.17p	(0.94p)	(0.49p)	(0.57p)	**2.70p**

In the year to 31st March 2000 the cumulative impact of the restatement is to increase the turnover by £31,448,000, the profit before taxation by £25,052,000 and the earnings per Ordinary share by 2.87p (fully diluted 2.70p).

25 Prior year adjustment

The Financial Reporting Review Panel has raised certain points in relation to the Group's 1999 Accounts. Following a meeting with the Company on 15th June 2000, the Panel provided the Company with its preliminary views by a letter dated 27th June 2000 and invited the Company to respond. Since that date the Board has given careful consideration to the points raised by the Panel and has obtained specialist advice. On the basis of that advice the Company has decided to make the following changes to the 1999 Accounts and is satisfied that its accounting treatment is now appropriate but it has not yet been resolved with the Panel.

(i) Capitalisation of Development Costs

The Panel was not satisfied with the capitalisation under SSAP 13 of development expenditure of £985,000 in connection with the PlaneStation project. The directors believe that capitalisation of these costs is justified by the commercial viability of the project which involves the application of technical knowledge.

The advice the Company had received is that these costs could be capitalised as development expenditure in accordance with the relevant accounting standards. However, we do not consider it appropriate to expend the Company's resources in engaging the Panel on a technical argument and have reclassified the costs as a prepayment in the 1999 balance sheet. This reclassification does not affect the net assets of the Group.

The Company has received specialist advice that the above accounting treatment is appropriate but it has not yet been resolved with the Panel.

(ii) Fairfield

On 27th August 1993 the Group acquired an option to purchase from the Secretary of State for Health the 174 acre site of a former hospital at Fairfield. Sale contracts were subsequently entered into with various housebuilders in 1997 and 1998. The completion of these contracts is dependent upon acquiring satisfactory outline planning approval. Following a planning inquiry, the Group renegotiated the contract with the Health Authority on substantially more favourable terms and completed the purchase of the site on 31 March 1999. The Group also negotiated replacement contracts with housebuilders on 1 April 1999.

The Company has now resubmitted its application for planning approval in the terms which met the Planning Inspector's recommendations. External chartered surveyors and planning consultants have advised that it is 'virtually certain' that planning permission will be granted for some 850 dwellings, which comfortably exceeds the number of units covered by the housebuilders' contracts. The process for securing planning permission is therefore now substantially complete.

25 Prior year adjustment continued

In the circumstances of this particular project, since the permission now sought is that which the Planning Inspector has indicated should be given, the Company considers it appropriate, in accordance with its accounting policy, to recognise revenue from the Fairfield project in the 31st March 2000 accounts before final planning permission is granted.

The recognition of revenue from Fairfield in earlier years has been reversed and that recognition of revenue has been restated in the Accounts for the year ended 31st March 2000.

The Company has received specialist advice that the above accounting treatment is appropriate but it has not yet been resolved with the Panel.

(iii) Manston

By Heads of Agreement entered into with MEPC in March 1999 the Group agreed to give MEPC the rights to acquire and develop 150 acres of land at Manston. When the Heads of Agreement were formalised on 29 July 1999, the resulting contract was extended, at MEPC's request, to cover 350 acres of land.

The Board has never doubted that MEPC will draw down the land in due course. The Board's confidence has increased over time, as the success of the airport enhances the value of the land and improves the prospects of development. However, the Board has decided that revenue on such land should only be recognised if and when it is actually drawn down.

A separate agreement for the sale of 20 acres at London Manston was included in the accounts for the year to March 1999 by virtue of the same Heads of Agreement. A contract was then signed on 29th July 1999. The Group has agreed to enter into an operating lease agreement over this site once certain development work has been completed by the Group acting as contractor to MEPC. The Company has given careful consideration to the Panel's concern that the substance of the sale is that of a financing arrangement, and that it should not have been included as a sale. Having taken advice on the point, the directors are satisfied that a sale of land was completed. Accordingly this sale has now been adjusted as an event for the year to March 2000, and the previous year's accounts have been adjusted accordingly.

The Company has received specialist advice that the above accounting treatment is appropriate but it has not yet been resolved with the Panel.

Shareholders' information

Analysis of shareholdings

Ordinary shareholdings at 26th July 2000

Size of holding	Number of shareholders	% of total	Number of shares	% of share capital
0-1,000	4,686	19.2	3,325,003	0.4
1,001-5,000	11,412	46.7	31,815,910	3.6
5,001-10,000	3,970	16.2	30,409,580	3.5
10,001-100,000	3,945	16.1	102,688,979	11.8
100,001 upwards	447	1.8	703,917,698	80.7
	24,460	100.0	872,157,170	100.0

Holders	Number of shareholders	% of total	Number of shares	% of share capital
Individuals	22,572	92.3	179,511,641	20.6
Insurance companies	17	0.1	17,189,852	2.0
Pension funds	11	0.1	24,031,626	2.7
Nominee and other companies	1,824	7.4	639,810,203	73.4
Investment trusts	31	0.1	9,433,312	1.1
Others	5	—	2,180,536	0.2
	24,460	100.0	872,157,170	100.0

Wiggins Group plc Annual Report 2000


35
notice

Notice of meeting

NOTICE IS HEREBY given that the ANNUAL GENERAL MEETING of the Company for 2000 will be held at Cadbury House Country Club, Congressbury, Bristol on Tuesday, 12th September 2000 at 10.00 am for the following purposes:

Ordinary business

1 To receive and adopt the Directors' Report and audited accounts for the year ended 31st March 2000.

2 To re-elect Mr O I Iny as a director.

3 To re-elect Mr G Lansbury as a director.

4 To re-appoint HLB Kidsons as auditors to the Company.

5 To authorise the directors to fix their remuneration.

Special business

To pass resolutions 6 to 8 as ordinary resolutions and resolutions 9 and 10 as special resolutions.

6 THAT with respect to the grant of options under the Wiggins Group plc Executive Share Option Scheme (the "Scheme"), the Rules of the Scheme be amended by the deletion in Rule 1.1 of the current definition of and set out opposite the words "the Appropriate Limit" and the substitution therefor of the words "in relation to each Eligible Employee in respect of grants under Part A of this Scheme, £30,000 and in relation to each Eligible Employee in respect of grants under Part B of this Scheme, the higher of £100,000 and ten times his Relevant Remuneration".

7 THAT the authorised ordinary share capital of the Company be hereby increased from £10,000,000 to £12,000,000 by the creation of 200,000,000 additional Ordinary shares of 1p each.

8 THAT the directors be and they are hereby generally and unconditionally authorised for the purposes of Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in Section 80 aforesaid) up to an aggregate of £3,693,428 provided that this authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution or, if earlier, the date falling 15 months after the date of the passing of this Resolution, save that the Company may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of any such offer or agreement as if such authority had not expired.

9 THAT the directors be and are hereby empowered, notwithstanding any previous authority given to them pursuant to Section 95 of the Companies Act 1985, to allot equity securities (within the meaning of Section 94 of that Act) for cash pursuant to the general authority conferred upon them by the resolution numbered 8 above as if Section 89(1) of that Act did not apply to any such allotment; provided that this power shall be limited to the allotment of equity securities:

(a) made in connection with an offer of securities, open for acceptance for a fixed period, by the directors to holders of Ordinary shares on the register on a fixed record date in proportion (as nearly as may be) to their then holdings of such shares (but subject to such exclusions or other arrangements as the directors



may deem necessary or expedient to deal with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory or in connection with fractional entitlements); or

(b) otherwise up to an aggregated nominal amount of £184,671

and so that the power hereby granted shall be exercisable during the period commencing on the date of the passing of this resolution and ending at the close of business on the date of the next Annual General Meeting of the Company or, if earlier, the date falling 15 months after the date this Resolution is passed, save that the directors may before the expiry of the period referred to in this resolution make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

10 THAT the Company be authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) on the Stock Exchange of Ordinary shares of 1p each in the capital of the Company provided that:

(a) the maximum number of Ordinary shares hereby authorised to be acquired is 83,065,717 and the price which may be paid for such Ordinary shares is not more than 100p per Ordinary share (and in any event not more than 5% above the average of the middle market quotations derived from the Stock Exchange Daily Official List for the ten business days before the purchase is made) and not less than 1p per Ordinary share (in each case exclusive of expenses);

(b) the authority hereby conferred shall expire on 6th March 2002; and

(c) the Company may make a contract to purchase its own shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of its own shares in pursuance of such contract.

By Order of the Board

L G Inwood
Secretary

26th July 2000

Notes

1 Any member entitled to attend and vote may appoint another person (who need not be a member) to attend and vote instead of him. A form of proxy is enclosed for your use and should be received at the Registrar's office at least 48 hours before the meeting.

2 There will be available for inspection at 35 Berkeley Square, Mayfair, London W1J 5AB during usual business hours from the date of this notice until the date of the Annual General Meeting, and at the place of meeting from fifteen minutes before the commencement of the meeting, copies of the contracts of service of the directors with the Company.

3 Information about Resolutions 6 to 10 is given in the Directors' Report on page 29.



Wiggins is pleased to announce the recent launch of its website. Please see **www.wigginsgroupplc.com** for further information about the Company.

Form of proxy

For use by Wiggins Group plc Ordinary Shareholders at the Annual General Meeting

I/We...*Please use block capitals*

of...

hereby appoint the Chairman of the Meeting or*...
as my/our proxy and on a poll to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Tuesday, 12th September 2000 and at any adjournment thereof. I/We direct my/our proxy to vote on the resolutions to be proposed at the Annual General Meeting as follows:

Please indicate your vote by an 'X' in the appropriate boxes. Unless otherwise indicated, the proxy will abstain or vote on all business transacted at the Meeting as he/she thinks fit.

	Resolutions	For	Against
1	To receive and adopt the directors' report and audited accounts for the year ended 31st March 2000.		
2	To re-elect Mr O I Iny as a director.		
3	To re-elect Mr G Lansbury as a director.		
4	To re-appoint HLB Kidsons as auditors to the Company.		
5	To authorise the directors to fix the auditors' remuneration.		
6	To increase individual limits under the Executive Share Option Scheme.		
7	To increase the authorised share capital.		
8	To authorise the directors to allot relevant securities, subject to limitation		
9	As a special resolution, to authorise the directors to allot equity securities, subject to limitation.		
10	As a special resolution, to authorise the Company to make market purchases of the shares of the Company, subject to limitation.		

Dated the...day of..2000 Signature..

Notes

1. This form of proxy must be deposited with Computershare Services Plc at the address overleaf not later than 48 hours before the meeting.
2. In the case of a corporation, this proxy must be either under its common seal or under the hand of an officer or attorney duly authorised; evidence of such authority should accompany this proxy.
3. In the case of a joint holding, the vote of the senior holder who tenders a vote (seniority being determined by the order in which the names are registered) will be accepted to the exclusion of the votes of the other joint holders.

*If you wish to appoint a proxy other than the Chairman of the Meeting, please amend and insert the name and address of your proxy.

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Third Fold (Tuck in)

BUSINESS REPLY SERVICE
Licence No. SWB 1002

2

Computershare Services PLC

PO Box No. 82

The Pavilions

Bridgwater Road

Bristol BS99 7NH

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File No 82-4812

Wiggins Group plc
Annual Report 2001


WIGGINS
GROUP PLC

experts in recognising potential


WIGGINS
GROUP PLC

Wiggins Group plc is a leading commercial property development company. Founded in 1919, the group is also involved in the ownership and operation of leisure facilities and more recently in the ownership and operation of airports.

Contents



report

Directors and professional advisers

Directors
William W C Syson FCIBS*†‡ – *Chairman*
Oliver I Iny‡ – *Chief Executive*
Geoffrey Lansbury BA FCMA – *Finance*
Christopher K Foster – *Corporate*
Lance R Blackstone B.Com FCA*†‡ – *Senior Independent Director*
Lady Delves Broughton*†‡

*Independent non-executive
†Member of the Remuneration and Audit Committees
‡Member of the Nomination Committee

Directors
William Syson – *Chairman and a member of the Remuneration, Audit and Nomination Committees*
Appointed a non-executive director in 1993. The former Chief Manager, Head Office, of the Bank of Scotland, he is currently director and chairman of Legg Mason Investors International Utilities Trust plc and Mortimer Growth II plc.

Oliver Iny – *Chief Executive and a member of the Nomination Committee*
Appointed a director in 1993 following the re-organisation of the Company. He has been involved in property development throughout the whole of his working life.

Geoffrey Lansbury – *Finance Director*
Appointed a director in 1987 following the acquisition of Allison Homes Group of which he was managing director, having previously been finance director of a subsidiary of Trafalgar House plc.

Christopher Foster – *Corporate Director*
Appointed a director in 1993 following the re-organisation of the Company. He was one of the founder directors of Chase Corporation plc. He is the director responsible for future corporate acquisitions and investor relations.

Lance Blackstone – *Non-executive Director and a member of the Remuneration, Audit and Nomination Committees*
Appointed a non-executive director in 1993 and is senior partner Blackstone Franks, a firm of Chartered Accountants located in the City of London.

Lady Delves Broughton – *Non-executive Director and a member of the Remuneration, Audit and Nomination Committees*
Appointed a non-executive director on 26 April 2001 and is a trustee to Lloyd's Charities Trust, a Member of The Regulatory Board and Investment Committee of Lloyd's of London and was previously a Member of Council of Lloyd's of London.

Secretary
Leslie G Inwood FCCA

Registered office
35 Berkeley Square
Mayfair
London W1J 5AB

Registrar
Computershare Investor Services Plc
PO Box 82
The Pavilions
Bridgewater Road
Bristol BS99 7NH

Auditors
HLB Kidsons

Bankers
National Westminster Bank PLC
Bank of Scotland
Allied Irish Bank
Coutts & Co

Brokers
Peel, Hunt & Company Limited

Solicitors
Berwin Leighton
Ashurst Morris Crisp

Chairman's statement

A bright future

Having been Chairman of the board since 1993, I had intended to retire from the Board last year at the age of 70, but believed it important I should remain to oversee the adoption of the changes being made by the Company to comply with the requirements of the Financial Reporting Review Panel. However, it does remain my intention to retire this year, once my successor is appointed. So, as this will be my last Chairman's statement, I shall take this opportunity formally to pay tribute to my colleagues on the Board, and to all our staff. Collectively we have transformed your Company from a small business with few assets, into a fast-growing, imaginative asset rich development and airport operating Company with a truly bright future.

There is no better example of the Company's exciting potential than the encouraging progress we have made in our key projects in the year to 31 March 2001. London Manston is now the fastest growing freight airport in the UK, blazing a trail for the roll-out of our PlaneStation concept. We are also making excellent progress in property development projects at Fairfield, Liverpool Festival Gardens and London City Racecourse.

Changing the face of air travel

We are breaking new ground with our exciting PlaneStation concept, which is a global network of regional airports, our innovative solution to the increased worldwide demand for airport facilities. PlaneStation airports will offer passengers and freight operators greater flexibility and choice, as well as generating business and employment in the areas in which they operate. The airports' total value to your Company and to customers will be greater than the sum of its parts, due to their ability to operate as a network.

The first of these, London Manston, handled over 40 thousand tonnes of cargo last year, a figure which is expected to double next year. In addition to this we now have airports in the USA, Denmark, Germany, Italy and the Czech Republic, and have a major development project in the United Arab Emirates. We have been encouraged by growing support from public bodies and from financial partners, for instance, as announced today, on 24 July 2001, US$ 279 million will be generated by SAAB-BAE Systems for our development of Pilsen Airport in the Czech Republic.

Developments in property

On 13 March 2001, the local authority resolved to grant outline planning, endorsed on 11 July by the Secretary of State, for our development of houses and apartments on the site of Fairfield Hospital in Bedfordshire.

Chairman's statement

We are confident of gaining planning permission (following the public inquiry in May 2001) for our development of London City Racecourse in Redbridge, designed by Foster and Partners. Approved by the British Horseracing Board, this world class racing arena is planned to have capacity for 20,000 spectators. This will be the UK's first new horseracing facility for over 70 years and is located on the Central line within 20 minutes from the city. We expect to hold the first race meeting in 2004.

We are also excited by prospects of a retail and residential development at Liverpool Festival Gardens, where we are working closely with the local council following their decision to reassess the site's potential.

Presenting the accounts
The Board circulated supplementary notes to the accounts to all shareholders for all financial years back to the year ended 31 March 1995. At the forthcoming Annual General Meeting we will propose to adopt these notes. The Panel has welcomed our corrective action and regards its enquiries as concluded.

We apologise for the confusion that this episode may have created in the minds of shareholders and others and trust that this matter is now behind us. We have strengthened our compliance and governance procedures to ensure that this is the case.

It is worth noting that within the expected pre tax loss for the year to 31 March 2001, which amounted to £16.152 million, that there is no allowance for our contracted sales of 65 acres of residential land at Fairfield, and we look forward to reporting a significant revenue to you from this project in the accounts over the next two years.

Changes on the Board
We have strengthened the Board by appointing as a non-executive director Lady Delves Broughton, who has been a member of the Council of Lloyd's for nearly ten years and is currently a Member of the Regulatory Board and Investment Committee, with wide-ranging experience in regulatory matters. She has already made a significant contribution and is a member of the Company's Audit, Remuneration and Nomination Committees. Stephen Hayklan stepped down as a non-executive Director after more than 21 years with the Company and we thank him for his immense contribution. Regrettably, due to other work pressures, Sir Michael Jenkins will not be able to join the Board, as he had once planned.

Prospects for the future
As I stated above, I believe this Company has a very bright future. The potential is enormous of owning and operating airports within the PlaneStation concept.

The progress and outlook this year for our other major

developments is also very encouraging. What is more, our Chief Executive, Oliver Iny, has brought together a group of highly motivated and professional staff. Bearing all this in mind, I believe the Company's prospects have never been better. I wish the Company every success in the future, and finally, I would like to thank shareholders for their support during my term in office.

W W C Syson

Chairman

14 August 2001

Review of operations

Fairlop Waters *(London City Racecourse)*

London City Racecourse is the proposed development of the 345 acre Fairlop Waters site in Redbridge. It is easily accessible from the City by the Underground's Central line and is close to the M11. Londoners will have their own international horse racing arena and the seven million people who live within the 25 mile radius of the racecourse will find it convenient and easy to attend.

The site will have a 10-furlong left-hand all weather oval racecourse, which will attract international horse racing events. Floodlit race meetings will take place on 31 Thursday evenings during the year and are expected to be broadcast live around the world.

This is a high quality and exciting scheme, with a course capacity for 20,000 spectators including a 10,000 all-seat grandstand, incorporating a panoramic restaurant and separate health and leisure facilities. The British Horseracing Board has already approved the scheme, which has recently been considered at a public planning inquiry. The Inspector is expected to report his recommendation to the Secretary of State for Transport, Local Government and the Regions by September 2001. We anticipate that London City Racecourse will stage its first meeting in the Spring of 2004.



We commissioned leading architects Fosters & Partners to design the site. And as you will see from the images they've succeeded in creating a truly spectacular grandstand.


LONDON CITY RACECOURSE

"We designed the curved roof like a fold in the landscape. It reflects noise and light back into the grandstand, protecting the surrounding area. It's also lower than most stands with the same capacity, and has no obtrusive support masts or pylons."

Robin Partington
Director, Fosters & Partners Architects

Front view of London City Racecourse grandstand







Scale model of LCR grandstand



Scale model of LCR grandstand

Fairlop Waters *(London City Racecourse)*

London City Racecourse will be the UK's first new horseracing facility for 70 years. Not only will it be a world class racing arena, it will attract jobs and business into the area, enhance existing local facilities, and really put Redbridge on the map.

The racecourse will include a 10,000 capacity grandstand, 1¼-mile race track, restaurants and conference facilities. Destined to become one of the world's top racing venues, the course will bring racing to a new generation of residents living on the eastern side of London.

What's more, unlike traditional racing facilities which can be confusing and difficult to find your way around, the new course will make it easy for racegoers to see and find everything. They will be able to watch the races, place their bets and see the weighing room, parade ring and winner's enclosure all from the comfort of the covered grandstand, one of the restaurants or hospitality boxes.

Review of operations

We have pursued a number of projects this year, although in the future we expect to focus on airport development. This is a snapshot of some of our projects from this year.

Liverpool Festival Gardens

Liverpool Garden Festival Site comprises 88 acres of land, 3 miles from the city centre with an extended river view frontage. During the year we received a number of enquiries about the site from major international inward investors, which we are pursuing with the active support and co-operation of Liverpool City Council.

At the same time, Liverpool City Council has announced its intention to re-assess the site's development potential, and we are now working closely with the Council's consultancy team. The revised development brief for the site will allow for a substantial level of residential and retail development.

Burford

Burford

This 280 acre site was formerly a WW2 RAF aerodrome, situated in the Cotswolds, near Carterton in West Oxfordshire.

Proposals for a new residential settlement are being progressed although this is a longer term project.

Fairfield Park

Fairfield Hospital is a 226,000 sq. ft Victorian hospital, set in 174 acres of landscaped grounds near Hitchin in Hertfordshire.

Mid-Beds District Council gave approval to the revised scheme in March 2001 which was then automatically referred to the Secretary of State for Transport, Local Government and the Regions to decide if there were a need for a public inquiry into the scheme. We anticipate that development will begin during 2001.

The project will create a new community of 100 luxury apartments and 600 houses which will be developed in the grounds by Beazer Homes, Bovis Homes, Prowting Homes, Stamford Homes and Twigden Homes.



The PlaneStation Project


plane station

Review of operations

A new lease of life for local airports



The increasing demand for airport facilities is a worldwide phenomenon yet there are many private and publicly owned airports that are underused – or have fallen into disuse. Lack of funding, resources or opportunities often make it difficult to run these airports at a profit.

As leading commercial and residential property developers, we have an innovative solution to this problem - a new and exciting concept for air travel, called PlaneStation. The world's first network of regional airports.


plane station



Review of operations

How the PlaneStation concept works

The PlaneStation concept involves developing de-commissioned military airports and under-performing facilities to open up new routes, generate new business, create jobs, and offer passengers, airlines and freight operators even greater choice and flexibility. This is a totally original development in air travel.

Clearly, there is much to gain from the PlaneStation concept. What follows is a further introduction to our plans and how everyone – local government, the community, businesses, airlines, cargo handlers and passengers – can benefit.


plane station

The motivation for change



Few owners of underperforming airports have the resources to exploit the potential that flies above their head. Lack of opportunity conspires with increasing demands, turning what was once a major asset into a burden that can be frustrating and unprofitable to own and operate.

At the same time, air travel has never been so popular. Ticket prices are falling, and more people are travelling abroad on holiday and business than ever before. Manufacturers continue to increase the size and capacity of new aircraft and airlines continue to buy and operate them.

The relentless pace of change in technology, e-commerce and globalisation is accelerating demand for efficient cargo transportation. Both consumers and producers expect ever-faster delivery times as well as lower prices.



By the time the network reaches six airports, the potential network connections have grown to 15, or 30 in both directions. This would be roughly equivalent to an airport like Southampton, which has 750,000 passengers and serves 17 destination airports.

The PlaneStation Concept

PlaneStation works like this: we provide end-to-end management for an airfield with a significantly different, new model for public/private partnership. We invest in each site for an agreed number of years and develop the airport and surrounding area - including everything from shopping facilities and business parks to essential road and rail infrastructures. The result is a modern, commercial airport which attracts airlines, passengers and freight – and brings new jobs and businesses into the local area.

We have developed a range of different long-lease arrangements, which enable public and private owners to retain ownership of their property. Typically, these will allow us effective operational control of the airport and full development control of the land at the airport for at least forty years.

We maximise the development of the land available to the airport site. Our approach is much like the development of a factory site, where land is assigned; construction is carried out; and activity at the site is engaged in - to generate employment and to produce a return on investment over a period of time.


plane station

Review of operations

London Manston Airport



Interior of London Manston Airport

In October 2000, the leading international consultancy Arthur D. Little (ADL) was commissioned to provide a high-level strategic plan for the development of Manston well into the future. That work examined in detail the implications for Manston of continuing growth in passenger demand, on-going national-regional airport planning and trends in aviation. The subsequent analysis, published in April 2001, provides a clear perspective of the opportunities for Manston Airport.

ADL's view is that Manston will need to support a capacity of 4 million passengers a year by 2010. Beyond that, and assuming that capacity problems for London's main airports persist, ADL's view is that Manston can attract 10 million passengers a year by 2020.

As for cargo, the airport's own forecasts show the present annual throughput of 35,000 tonnes increasing to 200,000 tonnes by 2005.

There is room to extend the airport's 2,760 metre runway by 400 metres, and Manston has 450 hectares of development land.



Manston Park


Over view of Manston's runway


Manston Park

Over the past year, we have seen a marked increase in the number of enquiries from companies looking to rent space in Manston Park - the business park adjacent to the airport. Most of these have come from aviation related businesses, cargo handlers, and maintenance and air livery companies.

plane station

Review of operations

Italy: Cuneo Airport

In the region of Piedmont, Cuneo stretches over six wonderful valleys. The historic city, with its cathedral and many churches, is located close to the border with France. With mountains close by, skiing and walking are favourite pastimes and important tourist attractions.

Cuneo-Levaldigi Airport, located one and a half hours from Turin and one hour from Nice and Monte Carlo, is conveniently located at the centre of the Piedmont region. This region is the largest producer of kiwi fruit in Europe and is famous for its Barolo and Asti wines.

Cuneo Airport is ideally placed for access to the Alp Maritime ski resorts both in Italy and France, particularly for the 2006 Winter Olympics. It is also convenient for the Italian Riviera.

The runway is 2,200 metres and has 32 hectares of development land. Plans have been approved to extend the runway to 2,700 metres and the airport is licensed for 24 hour operations. It has full instrumentation for commercial services and there is currently a daily passenger service.

The five-year forecast for annual throughput at Cuneo Airport is for 725,000 passengers and 54,000 tonnes of cargo.

Denmark: Odense Airport

Odense, Denmark's third largest city and birthplace of Hans Christian Andersen, is located on the island of Funen. Road, rail and sea links are excellent. The modern E20 motorway crosses the sea via impressive bridges, linking Copenhagen to the east of the Jutland peninsula to the west.

Charter tour operators in Denmark, Sweden and Norway are actively discussing the use of Odense Airport as a base for developing tourism within the PlaneStation network. An initial programme of skiing holidays is confirmed for winter 2001.

The demand for cargo services is just as keen and we will complete the first building phase of the new facilities in September 2001. Odense Airport's 40 hectare site will act as a hub for both exports and imports with onward delivery by air, road, rail and sea in prospect.

The Danish CAA has confirmed that they will be transfering their national training school for commercial pilots to Odense Airport. Their 21-month residential course will take 50 trainee pilots a year. The contract requires that we build accommodation and training units to lease to the Danish CAA.

We have reached an agreement in principle with the local authorities in Odense to acquire an additional 400 hectares so that we can develop a Hans Christian Andersen Story Park.

USA: Smyrna Airport

We have applied for permission to extend the Smyrna runway to take Trans-Atlantic flights and expect to receive approval shortly. We are in the process of applying for construction funding from government agencies to complete this task.

At present the runway length is 2,100 metres and there is room for extension by a further 1,100 metres. There are 120 hectares of land available for development.

We commit ourselves to a certain minimum level of private investment at the airport over an agreed number of years.


plane station

Czech Republic: Pilsen Airport

Pilsen airfield is in the West Bohemia region of the Czech Republic and is approximately 55 miles south west of Prague. There is a recently completed motorway nearby, and a main line railway station only 15 minutes away in the town.

The airfield lies on the outskirts of an historic town famous worldwide as the home of Pilsener Urquell beer. The other main local employer is the car manufacturer, Skoda, now owned by VW.

Previously the airport operated as a Czech military airfield, and a helicopter rescue service still operates from the site. We have obtained Czech Government approval for international civil use.

We have converted buildings to provide a terminal, offices and flight crew services. There are three hangars requiring minimal attention to handle non-perishable cargo, adjacent to the taxiway parallel with the runway.

Tourism and industry are growing significantly in the area. Local and regional government and business view the development of a thriving airport as a key element of regeneration.

The existing runway length is 2,300 metres, extendable to 3,100 metres. There are 400 hectares of development land.

Review of operations

Germany: Schwerin-Parchim Airport

Situated between Hamburg and Berlin, the Parchim area is covered by hills, lakes, rivers, and virtually undisturbed countryside. The cities in the region are picturesque, with half timbered buildings. The largest inland lake in Germany, the Müritz, together with the surrounding lakelands offer the ideal conditions for sailing, surfing and all manner of water sports.

Both Hamburg and Berlin are experiencing pressure on slot allocations and cargo airlines are suffering particularly. We expect Parchim Airport to provide a viable and reliable alternative for cargo handling. The airport has a huge apron space capable of handling very large aircraft and a runway length of 3,000 metres. The airport is licensed for 24 hour operations.

Wiggins is forecasting an annual throughput of 2.115 million passengers in five years. The annual volume of cargo expected is 97,000 tonnes in five years. Development land available at the airport site in Parchim is approximately 230 acres.

Working in partnership with the public sector is key to the development of the PlaneStation network and individual airports. It will ensure that each and every PlaneStation makes a positive impact on regional development and on the local economy, generating employment and adding to the wealth of the area.

Germany: Lahr Airport

Lahr airport became the second German airport to be included in the PlaneStation network in May 2001. Located in the state of Baden-Württemberg in the Upper Rhine Region of south west Germany, it is ideally placed for access to the Black Forest and Alpine areas. By road, Strasbourg lies 25 minutes to the north east. Karlsruhe is 60 miles north, and Zurich 65 miles south.

The airport is only two miles east of the A5 – the main north-south autobahn linking Hamburg and Zurich. Trains stop at Lahr town station, a 10 minute drive away.

The airfield site covers some 300 hectares. The runway is 3,500 metres long making it the longest in southern Germany and capable of taking all modern jet aircraft. It is immediately available for operation as an international charter and cargo airport, with a terminal capable of catering for 350,000 passengers a year, extensive parking, all the necessary technical equipment, lights and navigation aids plus the appropriate licences. We will apply for a licence to operate scheduled services in due course.

Its three hangars are complete with all services and have good aprons and taxiways, offering ideal facilities for the cargo flights that take place on a daily basis. Lahr airport's position has led to it being defined as a freight hub in the strategic plan for southwest Germany.


plane station

plane station

3300km
3000km
2700km
2400km
2100km
1800km
1500km
1200km
900km
PORTUGAL
Lisbon

We believe that the power of a network of PlaneStation airports will add up to considerably more than the sum of the individual airport components. This is what we call the 'PlaneStation Effect'. It is the philosophy behind the creation of the PlaneStation network. And it's why those responsible for airport development are increasingly displaying such confidence in the Wiggins Group.


Helsinki
Oslo
Stockholm
Tallinn
RUSSIA
Göteborg
Moscow
Riga
LATVIA
Aarhus
Copenhagen
ODENSE
Dublin
Vilnius
Minsk
BELARUS
Hamburg
PARCHIM
London
MANSTON
Amsterdam
Berlin
Warsaw
Brussels
Kiev
UKRAINE
Frankfurt
Paris
Luxembourg
Prague
Nurenberg
PLZEN
SLOVAK REPUBLIC
Strasbourg
LAHR
Munich
Vienna
Bratislava
Zurich
MOLDOVA
Budapest
HUNGARY
CUNEO
Milan
Ljubljana
Zagreb
CROATIA
ROMANIA
Belgrade
Bucharest
BOSNIA-HERZEGOVINA
Sarajevo
YUGOSLAVIA
Sofia
BULGARIA
Rome
Tirana
TURKEY
Athens

Corporate governance

The board supports the highest standards in corporate governance and has reviewed the group's procedures following the publication of the Combined Code (the "Code") published in June 1998. The principles of the Code are set out under four main headings and the Company has applied them as follows:

Directors
The board consists of three executive directors and three non-executive directors. The Chairman is one of the non-executive directors and there is a clear division of responsibility between the Chairman and the Chief Executive. Following Mr. Hayklan's retirement in November 2000 the Company only had two non-executive directors until the appointment of his replacement, Lady Delves Broughton in April 2001. The board meets at least eight times a year and has a formal schedule of matters reserved for its consideration and decision. This includes approval of financial strategy and acquisitions, reviewing performance, ensuring adequate financial resources are available and reporting to shareholders. This schedule is reviewed on a regular basis. Prior to each board meeting, directors are sent an agenda and board papers for each item to be discussed. Additional information is provided where appropriate. All directors have access to the advice and services of the Company Secretary and may also seek independent professional advice, at the Company's expense, if so required to carry out their duties.

All executive directors have one year rolling contracts. All directors are required to offer themselves for re-election every three years. The independent directors are Mr. W W C Syson, Mr. L R Blackstone and Lady Delves Broughton whose bibliographical detail are shown on page 6. Mr. L R Blackstone is the senior independent director.

Committees of the board
As appropriate the board has delegated certain responsibilities to board committees. Membership of the board committees and a summary of their terms of reference are set out below:

Audit Committee
Members

L R Blackstone (Chairman)

W W C Syson

S P Hayklan (to November 2000)

Lady Delves Broughton (from June 2001)

During the period from November 2000 to June 2001 there were only two non-executive directors, therefore the Group did not comply with Code Provision D.3.1.

Reporting procedures
The secretary shall circulate the minutes of meetings of the committee to all members of the board and other parties it considers appropriate.

Membership and attendance at meetings
The Committee shall be appointed by the board from amongst the non-executive directors of the company

and shall consist of not less than three members, a majority of whom shall be independent non-executive directors. The chairman of the Committee shall be appointed by the board and shall be an independent non-executive director. A quorum shall be two members including at least an independent non-executive director.

Executive board directors, other members of management and the head of internal audit shall not be members of the audit committee. They, together with other relevant persons or expert(s) and a representative of the external auditors, may attend meetings at the invitation of the committee.

Frequency of meetings
Meetings shall be held not less than four times a year or more frequently as circumstances require. The Committee shall normally meet without the presence of executive management, but with the external auditors present. However, it is not required to meet in the presence of the external auditors when matters relating to their appointment, performance or cost are discussed. The external auditors may request a meeting with the committee or its chairman at anytime if they consider that one is necessary.

Authority
The committee is authorised by the board to:

(a) investigate any activity within its terms of reference;

(b) seek any information that it requires from any employee and all employees are directed to co-operate with any request made by the committee; and

(c) obtain outside legal or other independent professional advice;

(d) commission the auditors or other experts to carry out further work relevant to its terms of reference at the company's expense.

Duties
The duties of the committee shall be to:

(a) consider the appointment, resignation or dismissal of the external auditor;

(b) discuss with the external auditor the nature and scope of the audit (including any significant joint ventures, strategic alliances, investments or operations which are not subject to audit) and ensure co-ordination if more than one audit firm is involved;

(c) review the independence and objectivity of the auditors and matters related to the provision of non-audit services;

(d) review and consider the results of the external audit, and its cost effectiveness;

(e) consider communications from the external auditors on audit planning and findings and on

material weaknesses in accounting and internal control systems that came to the auditors' attention;

(f) review and discuss with management and auditors the preliminary results, interim information and annual financial statements before submission to the board, focusing particularly on:

  (i) the quality and acceptability of the accounting policies and practices and financial reporting disclosures and changes thereto;

  (ii) areas involving significant judgement, estimation or uncertainty:

  (iii) material misstatements detected by the auditors that individually or in aggregate have not been corrected and management's explanations as to why they have not been adjusted;

  (iv) the basis for the going-concern assumption;

  (v) compliance with financial reporting standards and relevant financial and governance reporting requirements;

  (vi) compliance with accounting standards relating to revenue recognition.

(g) discuss any difficulties, reservations or other matters arising from the external auditors' interim and final audits (in the absence of management where necessary);

(h) review, prior to its consideration by the board, the external auditors' report to the directors and management's response: The auditors are required to supply copies of all management letters and management responses to each member of the Committee at their private addresses;

(i) review the company's annual statement on internal control and its compliance with the Turnbull guidance prior to consideration by the board; and in particular where requested by the board to review:

  (i) the policies and overall process for identifying and assessing business risks and managing their impact on the company;

  (ii) regular assurance reports from management, external audit and others on the operational effectiveness of matters related to risk and control;

  (iii) the timeliness of, and reports on, the effectiveness of corrective action taken by management; and

  (iv) whether the principles of the Turnbull guidance are being embedded within the company;

(j) consider any necessary disclosure implications of the process that has been applied by the board to deal with material internal control aspects of any significant problems disclosed in the annual report and accounts;

(k) annually consider and make recommendations to the board on whether a separate internal control function is required;

(l) consider the major findings of any relevant internal investigations into control weaknesses, fraud or misconduct and management's response (in the absence of management where necessary);

(m) consider the disclosure about the role of the audit committee included in the annual report;

(n) review other disclosures or documents as agreed with the board;

(o) consider other topics, agreed with the board, such as the company's policies for preventing or detecting fraud, its code of corporate conduct/business ethics, or the policies for ensuring that the company complies with relevant regulatory and legal requirements; and

periodically review and update its own terms of reference requesting board approval for all proposed changes and, at appropriate intervals, evaluate its own performance against its terms of reference and best practice.

Remuneration Committee
Members

W W C Syson (Chairman)

S P Hayklan (to November 2000)

L R Blackstone

Lady Delves Broughton (from June 2001)

Terms of reference
To determine the remuneration of the executive directors.

To ensure that the executive directors and the senior management of the Group are fairly rewarded for their individual contributions to the Group's overall performance.

To recommend to the board the grant of options under the Executive Share Option Scheme and to monitor the satisfaction of the performance conditions attaching to the scheme.

The Remuneration Committee meets at least once during the year.

Nomination Committee
Members

W W C Syson (Chairman)

S P Hayklan (to November 2000)

O I Iny

L R Blackstone

Lady Delves Broughton (from June 2001)

Terms of reference
To make recommendations to the board on all new board appointments.

To consider succession plans for the board.

Corporate governance

Risk committee
The directors have set up, in addition, a Risk Committee, comprising Mr. Foster, Mr. Lansbury and the Company Secretary to further enhance the Group's management of internal control and business risk.

Terms of reference
To assess business, financial, operational and compliance risk.

The Group's principal financial instruments comprise bank and other loans and overdrafts, cash and short term deposits. The main purpose of these instruments is to raise finance for the Group's operations. The Group has various other financial instruments such as trade debtors and trade creditors arising directly from its operations.

The key business risks are detailed in note 26.

Directors' remuneration
Details of the remuneration for each director serving during the year are set out in the remuneration report. The Remuneration Committee is responsible for recommending the level of remuneration for each executive director and aims to align the interests of executive directors with those of the shareholders. As stated in the remuneration report, non-executive directors receive a fee. The board believes that the non-executive directors' remuneration does not represent such a material amount of income in relation to any one director's overall financial position so as to prevent them from acting independently.

Relations with shareholders
The board has always sought good relations with the Company's shareholders and believes it is very important that shareholders receive timely information on their company's progress.

They understand it is important for both private and institutional shareholders to have the opportunity to raise concerns or discuss matters with the directors. Mr. Iny, Mr Lansbury and Mr Foster have responsibility for maintaining appropriate communications with institutional investors. All of the directors attend the Company's annual general meeting and are available to answer questions at the meeting or privately. The notice of meeting together with any related papers are sent to shareholders at least 20 working days before the meeting. Shareholders are given the opportunity to vote on each separate issue. Postal proxy votes are counted and summary figures are announced after the vote on a show of hands on each resolution.

The Annual and Interim Reports are sent to all shareholders and shareholders whose shares are held by nominees may receive copies of such communications on request. The Annual and Interim Reports together with press releases and other information on the Group are available on the Group's web site (http://www.wiggingsgroupplc.com).

Accountability and audit
The following statement, which should be read in conjunction with the Report of the Auditors set out on

pages 50 and 51, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditors in relation to the accounts: "The directors are required by UK company law to prepare accounts which give a true and fair view of the state of affairs of the Company and of the Group at the end of the financial year and of the profit or loss of the Group for the financial year then ended. The directors are also responsible for maintaining adequate accounting records and for taking reasonable steps to safeguard the assets of the Group and detect irregularities and fraud.

The directors confirm that in preparing the Group's accounts appropriate policies have been consistently applied and applicable accounting standards complied with. Further, in all material respects the accounts are supported by prudent judgements and estimates made by reference to information available at the time of their preparation."

All directors bring independent judgement to bear on their deliberations concerning strategy and performance. The directors are satisfied that throughout the period they have had access to sufficient information to enable them to make proper decisions in a timely manner, and the Chairman has ensured that all directors were kept properly briefed.

The Company has an established Audit Committee to whom the external auditors, HLB Kidsons, report.

The Audit Committee is wholly comprised of non-executive directors.

The Group did not have an internal audit function for the financial year. The Board believed that the size of the Group did not warrant the establishment of an internal audit function, however, the position is currently being reviewed.

Internal control

The board recognises its overall responsibility for the Group's systems of internal control and for monitoring their effectiveness and will carry out a review at least annually. However, in reviewing the effectiveness of internal control, such review can only provide reasonable but not absolute assurance against material misstatement or loss.

The Group recognises the requirements of the Combined Code, however, there have been delays in fully implementing the guidelines during the year ended 31 March 2001, largely as a result of the onerous call made on the time of management and directors in settling the enquiry made by the Financial Reporting Review Panel (the "Panel").

The Group has, throughout the year under review, maintained an informal review of risks at Board level, but believed that until the Panel enquiry was satisfactorily concluded it was appropriate to wait to establish a final formal structure. Accordingly the Group has not fully complied with the requirement

Corporate governance

under Code Provision D.2.1 to formally identify and prioritise risk with appropriate staff and management, nor put into place formal procedures for the management, control and review of the identified risks.

The Group has historically had in place relatively informal systems procedures and documentation thereof as well as informal budgeting and forecasting procedures and monitoring; the directors being of the opinion that the management of cashflow was paramount at this stage of development of the Group's business. The Group is going through a period of transition as the PlaneStation business in particular increases in importance and size. Accordingly arrangements are in hand for the establishment of formal budgeting and forecasting procedures and for the approval and monitoring of these budgets in conjunction with the preparation of Group monthly management accounts and variance analysis.

Statement of compliance

As outlined under "audit committee" and "internal control", the Group has not fully complied with the requirements of the Combined Code throughout the whole of the year ended 31 March 2001. Action has been and is now being taken, in the light of developments in the last year, to ensure that the Group fully complies with all requirements of the Combined Code in future.

Going concern

The directors are satisfied, having made appropriate enquiries, that the Group has adequate resources to operate for the foreseeable future. The directors believe that it is appropriate to adopt the going concern basis in preparing the accounts.

Directors' report

The directors present their report and the audited accounts of the Group for the year ended 31 March 2001.

Statement of directors responsibilities
We are required under company law to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Group and Company, and of the profit or loss of the Group for that year.

The directors consider that in preparing the accounts the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that Accounting Standards that they consider to be applicable have been followed.

The directors also consider that the Group has adequate resources to remain in operation for the foreseeable future and have therefore continued to adopt the going concern basis in preparing the accounts. As with all business forecasts the directors' statement cannot guarantee that the going concern basis will remain appropriate given the inherent uncertainty about future events.

The directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the accounts comply with the Companies Act 1985. The directors also have responsibility for ensuring that the annual report includes information required by the Listing Rules of the Financial Services Authority.

The directors have general responsibility of the Group and Company for taking such steps as are reasonably open to them to safeguard the assets of the group and the company and to prevent and detect fraud and other irregularities.

The maintenance and integrity of the web site is also our responsibility; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the information contained in the accounts since they were initially presented in the web site.

Legislation in the United Kingdom covering the preparation and dissemination of the accounts and other information included in annual reports may differ from legislation in other jurisdictions.

Group activities
The Company is a holding and trading company which owns subsidiary companies whose principal activities are commercial and residential property development, the operation and management of leisure facilities and operation of airport services.

Review of the business and future trading prospects
A full review of the Group's performance and prospects will be found in the Chairman's Statement on pages 7 to 9 and the Review of Operations on pages 10 to 33.

The principal operating undertakings within the Group are shown on page 71.

Directors' report

Turnover, results and dividend
Details of turnover and trading results are set out in full in note 1 to the accounts on page 61. The directors do not recommend the payment of a dividend for the year ended 31 March 2001.

Directors and their interests
Details of directors serving during the year and those currently in office are set out on page 6 save for Mr S P Hayklan who retired as a director on 2 November 2000. Lady Delves Broughton was appointed a director on 26 April 2001 and in Accordance with the Articles of Association, she retires and, being eligible, offers herself for re-appointment.

In accordance with the Company's Articles of Association, Mr William Syson retires by rotation at the forthcoming Annual General Meeting. Mr William Syson, having reached the age of 70, offers himself for re-appointment.

The interests of the directors, who held office at the end of the financial year, in the Ordinary shares and in options to acquire Ordinary shares of the Company appear in the Remuneration Report on pages 48 and 49.

There are no contracts of significance in which the directors of the Company are interested.

Directors' and officers' liability insurance
The Group has purchased a policy of insurance for its directors and officers against the financial consequences of actions brought against them by outside parties for acts or omissions in the performance of their duties on behalf of the Group.

Employees
During the year, the Group has continued to provide employees with relevant information and to seek their views on matters of common concern. Priority is given to ensuring that employees are aware of all significant matters affecting the Group's trading position and of any significant organisational changes.

It is the policy of the Group to support the employment and career development of disabled persons where possible, both in recruitment and by retention of employees who become disabled whilst in the employment of the Group.

Substantial shareholdings
At 14 August 2001 notification had been received of the following interests which exceed a 3% interest in the issued share capital of the company.

	Ordinary shares	% of issued share capital
Harlequin Holdings Limited	164,226,162	18.42%
Mercury Asset Management	36,155,000	4.06%
AXA Sun Life Investment Management Limited	27,572,000	3.09%

Fixed assets
Changes in fixed assets during the financial year are set out in notes 9, 10 and 11 to the accounts on pages 67 to 73.

The Directors consider the market values of property included in fixed assets may be significantly higher than the cost stated. The market values cannot be quantified with any degree of precision and therefore the taxation effect cannot be readily ascertained.

Taxation status
So far as the Directors are aware, the Company is not a close company within the provisions of the Income and Corporation Taxes Act 1988.

Policy on payment of creditors
The Group does not follow any published code or standard on payment practice in respect of any of its suppliers.

In respect of certain suppliers it is the Group's policy to agree the terms of each transaction to ensure the suppliers are made aware of the terms of payment and it is the policy to abide by agreed terms.

Other suppliers are generally paid in accordance with the suppliers' normal terms of trade.

Suppliers of goods and services relating to property development and vendors of land for development, which represents a major part of 'trade creditors', are paid on terms which are specifically negotiated with them.

The average number of days taken to pay suppliers is 115 days (2000: 55 days) which is distorted by the negotiation of the extended terms in respect of property development.

Post balance sheet events
On 4 April 2001 the Group acquired a further 36.13 per cent. of the share capital of Societa' Di Gestione Aereoporto Di Cuneo-Levaldigi S.p.A. ("Cuneo") at a cost of 10.5 billion Italian lira (£3,331,000), of which 2.9 billion Italian lira (£920,000) has been paid (representing three tenths of the nominal value of the shares). The balance is payable when Cuneo makes further calls. This further investment gives the Group a total holding of 42.88 per cent. of the issued share capital of Cuneo.

On 6 April 2001 the Group subscribed to the increase in share capital of Flugplatz Lahr Beteiligungen GmbH ("FLG"), representing 80 per cent. of the total issued share capital of FLG. The cost of acquiring the shares was DM 5 million (£1,570,000). FLG's wholly owned subsidiary undertaking, Flugplatz Lahr GmbH, holds an operating lease on Lahr airport. The Group has agreed to acquire the remaining 20 per cent. from the existing shareholders.

On 15 May 2001 18,460,000 Ordinary shares of 1p each were placed at 24p per share.

Financial reporting review panel
During the course of 2000, the Financial Reporting Review Panel (the "Panel") undertook an enquiry into

the accounts of the Company for the years ended 31 March 1996 to 2000. In connection therewith, the directors and the advisers to the Company held several discussions with the Panel. The major issues subject to the Panel's enquiries can be summarised as follows:

- classification of certain costs incurred in relation to PlaneStation
- recognition of revenue in respect of the sale of Manston Park, the Northern Grass Area of Manston Airport and Fairfield
- reporting of certain pension costs
- disclosure of the Company's risk profile in respect of its financial instruments
- calculation of diluted earnings per ordinary share

On 21 December 2000, the directors and the Panel reached agreement on all matters and it was agreed that the Company's accounts for the years under the Panel enquiry would be revised as well as the accounts for the year ended 31 March 1995. In April 2001, shareholders then on the Company's register of members and those entitled to receive accounts for the relevant years were sent copies of supplementary notes to such accounts.

In its press notice issued on 8 March 2001, the Panel confirmed that it welcomed the action taken by the directors and regarded its enquiries into the Company's accounts for the years under review as concluded.

As part of the special business to be transacted at the Company's forthcoming Annual General Meeting, members are being asked to vote on the adoption of these supplementary notes to the accounts under Resolutions 6 to 11.

Annual general meeting
You will find on pages 94 to 96 the Notice of Annual General Meeting of the Company to be held on 12 September 2001 at 10.00 a.m. A form of proxy for use by shareholders at the Annual General Meeting is also enclosed.

In addition to the normal routine business to be transacted at the Annual General Meeting, there are a number of resolutions to be taken as special business in connection with the following matters:

- adoption of supplementary notes to accounts for 1995 to 2000
- section 80 authorisation
- section 95 disapplication
- section 166 market purchases

Explanatory notes on such special business are set out below.

(a) Resolutions 6-11
Resolutions 6-11 will each be proposed as an ordinary resolution, to adopt the supplementary notes to the accounts of the Company for each of the financial years ended 31 March 1995 to 2000 inclusive, pursuant to the agreement reached between the Company and the Panel, as described in the paragraph headed Financial Reporting Review Panel above.

(b) Resolution 12
Your directors may only allot shares or grant rights over shares if authorised to do so by shareholders. The authority granted at the last Annual General Meeting is due to expire at this year's Annual General Meeting. Accordingly, resolution 12 will be proposed as an ordinary resolution to grant a new authority to allot unissued share capital up to an aggregate nominal value of £3,088,828, representing the entire authorised but unissued share capital of the Company as at 14 August 2001 and which is less than one-third of the total issued ordinary share capital together with the ordinary shares to be allotted pursuant the exercise of the options granted under the Company's executive share option scheme. If given, this authority will expire at the Annual General Meeting in 2002 or 15 months after the passing of this resolution, whichever is the earlier. Other than in respect of the Company's obligations under its executive share option scheme, the directors have no present intention of issuing any of the authorised but unissued share capital of the Company.

(c) Resolution 13
Your directors also require additional authority from shareholders to allot shares or grant rights over shares where they propose to do so for cash and otherwise than to existing shareholders pro rata to their holdings. The authority granted at the last Annual General Meeting is due to expire at this year's Annual General Meeting. Accordingly, resolution 13 will be proposed as a special resolution to grant such authority. Apart from rights issues, the authority will be limited to the issue of shares up to an aggregate nominal value of £445,558 (being five per cent. of the issued ordinary share capital at 14 August 2001). If given, this authority will expire at the conclusion of the Annual General Meeting in 2002 or 15 months after the passing of this resolution, whichever is the earlier.

(d) Resolution 14
This resolution will renew the authority of the Company to purchase its own shares in the market up to a maximum of 132,776,458 ordinary shares, representing 14.9 per cent. of the issued share capital of the Company as at 14 August 2001. The maximum and minimum prices are stated in the resolution. Your directors believe that it is advantageous for the Company to continue to have this flexibility to purchase its own shares. However, your directors will only exercise this authority if they are satisfied that a purchase would result in an increase in expected earnings per share and would be in the interests of shareholders generally.

Auditors
The auditors to the Company, HLB Kidsons have indicated that they do not seek re-appointment at the forthcoming Annual General Meeting. The directors are therefore seeking a new firm of auditors.
A resolution under section 385 is proposed to appoint such firm of auditors as the directors shall have identified.

By Order of the Board

L G Inwood
Secretary

14 August 2001

Registered office
35 Berkeley Square
Mayfair
London W1J 5AB

Remuneration report

Remuneration Committee and policy

The Remuneration Committee is responsible for advising and making recommendations to the board on all aspects of executive directors' remuneration. Throughout the year the committee comprised Mr W W C Syson and Mr L R Blackstone and, until his retirement in November 2000, Mr S P Hayklan. Lady Delves Broughton was appointed a member of the committee on the 27 June 2001.

Non-executive directors

The non-executive directors do not have service contracts and are subject to re-election every three years. The fees of the non-executive directors are decided by the board as a whole.

Executive directors

Directors' service contracts

All the executive directors have one year rolling contracts and therefore are entitled to one years notice.

Basic salaries

Salaries are reviewed annually on 1 April. In setting the basic salary of each director the Committee takes into account market comparisons of comparable public companies.

Benefits in kind

These benefits principally comprise a company car, private health care arrangements and death in service benefits of up to four times basic salary and are not pensionable. Such benefits have been included in the table of directors' emoluments.

Pension and life assurance

The company does not at present operate a pension scheme in respect of the directors but makes a payment in lieu of contributions as shown in the directors' emoluments below.

Directors' fees

The executive directors do not receive fees in addition to their basic salary.

Share options

In common with other public companies, the Group operates its share option scheme to align the interests of employees with those of shareholders whilst providing a competitive remuneration package for executive Directors and employees.

Options are granted over the ordinary shares of Wiggins Group plc at the market price prevailing at the date of grant. The options with performance criteria can only be exercised if certain criteria relating to the growth in earnings per share is met over a five year period.

Directors' emoluments

Year ended 31 March 2001

	Contracted salary/ fees £'000	Actual salary/ fees £'000	Annual bonus £'000	Payment in lieu of pension contri- butions £'000	Benefits in kind £'000	Total 2001 £'000	Total 2000 £'000
W W C Syson, Chairman (non-executive)	47	47	—	—	—	47	39
O I Iny	350	350	—	29	25	404	332
G Lansbury	285	285	—	27	14	326	277
C K Foster	285	287	—	27	15	329	275
S P Hayklan (non-executive)	20	20	—	—	—	20	22
L R Blackstone (non-executive)	30	30	—	—	—	30	22
Lady Delves Broughton (non-executive)	—	—	—	—	—	—	—
	1,017	1,019	—	83	54	1,156	967

Remuneration report

Directors' interests in shares

The interests of directors serving at the end of the year, and their families, in the ordinary share capital of the Company are as shown below:

	31 March 2001 or at the date of appointment Fully paid 1p shares	31 March 2000 Fully paid 1p shares
W W C Syson	**1,096,666**	1,066,666
O I Iny	**70,000**	Nil
G Lansbury	**585,645**	585,645
S P Hayklan*	**—**	3,213,228
C K Foster	**1,116,982**	1,046,982
L R Blackstone	**681,000**	611,000
Lady Delves Broughton†	**860,380**	—

*resigned 2 November 2000

†appointed 26 April 2001

In addition to the interests of the directors and persons connected with them as referred to above, Mr O I Iny is a potential beneficiary of a trust which has interests in Harlequin Holdings Limited, a body corporate which is interested in 164,226,162 1p Ordinary shares.

There have been no other changes in these interests between 31 March 2001 and 14 August 2001.

Directors' interests in share options

Name	As at 1 April 2000	Granted in year	**As at 31 March 2001**	Option exercise price	From	To
O I Iny	413,793	—	**413,793**	7.25p	December 1999	December 2006*
	6,586,207	—	**6,586,207**	7.25p	April 2001	December 2003†
	—	2,300,000	**2,300,000**	37.15p	August 2005	August 2007†
	7,000,000	2,300,000	**9,300,000**			
G Lansbury	5,504,000	—	**5,504,000**	5.45p	September 1997	September 2004*
	3,500,000	—	**3,500,000**	7.25p	April 2001	December 2003†
	—	1,500,000	**1,500,000**	37.15p	August 2005	August 2007†
	9,004,000	1,500,000	**10,504,000**			
C K Foster	12,000,000	—	**12,000,000**	2.50p	October 1996	October 2003*
	3,500,000	—	**3,500,000**	7.25p	April 2001	December 2003†
	—	1,500,000	**1,500,000**	37.15p	August 2005	August 2007†
	15,500,000	1,500,000	**17,000,000**			

*There are no performance criteria for these options.

†These options can only be exercised if certain criteria relating to the growth in earnings per share is met over a five year period.

None of the non-executive directors have share options.

Between 31 March 2001 and 14 August 2001 there have been no changes in the number of share options held by the directors.

During the year the Company's share price was between 19.75p and 43.25p and was 24.75p at 31 March 2001.

Independent auditors' report to the shareholders of Wiggins Group plc

We have audited the accounts of Wiggins Group plc for the year ended 31 March 2001, which comprise the profit and loss account, the statement of total recognised gains and losses, consolidated balance sheet, company balance sheet, consolidated cash flow statement and notes to the accounts. These accounts have been prepared under the historical cost convention and the accounting policies set out therein.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report and accounts in accordance with applicable law and United Kingdom Accounting Standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the accounts in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group and the Company is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all the risks and controls, or form an opinion on the effectiveness of the Group's and Company's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited accounts. This other information comprises only the Directors' Report, the Chairman's Statement, the Review of Operations and the Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's and the Company's circumstances, consistently applied and adequately disclosed.

Basis of audit opinion continued

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

Going Concern

In forming our opinion, we have considered the adequacy of the disclosures made in the accounting policies of the accounts concerning the uncertainty as to the continuation of the Group's borrowing facilities. In view of the significance of this uncertainty we consider that it should be drawn to your attention but our opinion is not qualified in this respect.

Opinion

In our opinion the accounts give a true and fair view of the state of the Group's and the Company's affairs as at 31 March 2001 and of the Group's loss and cashflows for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

HLB Kidsons
Registered Auditors
Chartered Accountants

Ocean House
Waterloo Lane
Chelmsford
Essex CM1 1BD

14 August 2001





Accounts

Consolidated profit and loss account

for the year ended 31 March 2001

	Notes	Acquisitions £'000	Continuing operations £'000	**2001 £'000**	2000 Revised £'000
Turnover	**1**	15	8,567	**8,582**	7,307
Cost of sales		(287)	(8,777)	**(9,064)**	(6,449)
Gross (loss)/profit		(272)	(210)	**(482)**	858
Administrative expenses		(58)	(12,672)	**(12,730)**	(8,846)
Other operating income		—	16	**16**	—
Operating loss	**2**	(330)	(12,866)	**(13,196)**	(7,988)
Net interest payable	**5**			**(2,963)**	(1,910)
Loss on ordinary activities before taxation	**1**			**(16,159)**	(9,898)
Taxation on loss on ordinary activities	**6**			**7**	24
Loss for the financial year	**17**			**(16,152)**	(9,874)
Basic and diluted loss per share	**8**			**(1.87p)**	(1.19p)

Statement of total recognised gains and losses

	2001 £'000	2000 Revised £'000
Loss for the financial year	**(16,152)**	(9,874)
Exchange rate movements	**239**	—
Total gains and losses recognised since last annual report	**(15,913)**	(9,874)

Consolidated balance sheet

as at 31 March 2001

	Notes	2001 £'000	2001 £'000	2000 £'000	2000 Revised £'000
Intangible fixed assets	9				
Goodwill		1,916		—	
Negative goodwill		(2,089)		—	
			(173)		—
Tangible fixed assets	10		38,583		33,491
Fixed asset investments	11		1,114		1,010
			39,524		34,501
Current assets					
Stocks and work in progress	12		17,487		14,946
Debtors:	13				
Amounts falling due within one year			4,904		2,564
Amounts falling due after more than one year			—		2,540
Cash at bank and in hand			898		560
			23,289		20,610
Creditors: amounts falling due within one year	14		(39,050)		(28,309)
Net current liabilities			(15,761)		(7,699)
Total assets less current liabilities			23,763		26,802
Creditors: amounts falling due after more than one year	15		(15,070)		(16,388)
Net assets			8,693		10,414
Capital and reserves					
Called up share capital	16		8,727		8,306
Special reserve account	17		1,443		1,443
Share premium account	17		41,969		28,198
Profit and loss account	17		(44,015)		(28,102)
Other reserves	17		569		569
Equity shareholders' funds	18		8,693		10,414

These accounts were approved by the Board of directors on 14 August 2001.
W W C Syson *Chairman*
G Lansbury *Director*

Company balance sheet

as at 31 March 2001

	Notes	2001 £'000	2000 Revised £'000
Tangible fixed assets	10	**4,488**	4,264
Fixed asset investments	11	**16,878**	16,878
		21,366	21,142
Current assets			
Stocks and work in progress	12	**227**	204
Debtors	13	**36,330**	32,239
Cash at bank and in hand		**299**	88
		36,856	32,531
Creditors: amounts falling due within one year	14	**(15,830)**	(13,983)
Net current assets		**21,026**	18,548
Total assets less current liabilities		**42,392**	39,690
Creditors: amounts falling due after more than one year	15	**(3,622)**	(6)
Net assets		**38,770**	39,684
Capital and reserves			
Called up share capital	16	**8,727**	8,306
Special reserve account	17	**1,443**	1,443
Share premium account	17	**41,969**	28,198
Profit and loss account	17	**(13,369)**	1,737
Equity shareholders' funds		**38,770**	39,684

These accounts were approved by the Board of directors on 14 August 2001.
W W C Syson *Chairman*
G Lansbury *Director*

Consolidated cash flow statement

for the year ended 31 March 2001

	Notes	2001 £'000	2001 £'000	2000 Revised £'000	2000 Revised £'000
Net cash outflow from operating activities	**19a**		**(13,657)**		(5,805)
Returns on investments and servicing of finance					
Interest received		**178**		25	
Interest paid		**(2,527)**		(1,305)	
Interest element of hire purchase payments		**(243)**		(167)	
			(2,592)		(1,447)
Taxation					
UK Corporation tax recovered/(paid)			**7**		(1,167)
Capital expenditure and financial investment					
Purchase of tangible fixed assets		**(2,401)**		(5,002)	
Proceeds from sale of tangible fixed assets		**69**		3	
Purchase of fixed asset investments		**(106)**		—	
			(2,438)		(4,999)
Acquisitions					
Purchase of subsidiary undertakings		**(807)**		—	
Net cash acquired with subsidiary undertakings		**37**		—	
			(770)		—
			(19,450)		(13,418)
Financing					
Issue of ordinary share capital		**14,533**		6	
Receipt of borrowings		**10,067**		15,410	
Capital element of hire purchase payments		**(585)**		(372)	
Share issue expenses		**(351)**		(6)	
Repayment of borrowings		**(5,188)**		(2,865)	
			18,476		12,173
Decrease in cash	**19c**		**(974)**		(1,245)

Accounting policies

for the year ended 31 March 2001

Basis of preparation

The accounts have been prepared under the historical cost convention and in accordance with applicable United Kingdom Accounting Standards. The Group meets its day to day working capital requirements through loan and overdraft facilities which are repayable on demand. The nature of the Group's business is such that there can be considerable unpredictable variation in the timing of cashflow. The directors have prepared projected cashflow information for the year from the date of their approval of these accounts. On the basis of this cashflow information and discussions with Group's bankers and financiers, the directors consider that the Group will continue to operate within the agreed facilities. As detailed in note 26, a certain borrowing undertaking has been breached. The financiers have indicated that they will not seek to enforce the terms of the undertaking. The directors consider that the availability of this finance will be unaffected by the failure to fulfil the undertaking. On this basis, the directors consider it appropriate to prepare the accounts on the going concern basis. The accounts do not include any adjustments that would result from a withdrawal of the facilities by the Group's bankers or financiers.

The term "revised" in respect of the 2000 comparatives refers to the revision by way of supplementary note dated 6 March 2001.

Consolidation

The Group accounts comprise the accounts of the Company and its subsidiaries, all of which are made up to the end of the Company's financial year. Profits and losses of companies entering or leaving the Group are included from the date of acquisition or up to the date of disposal. The net assets of subsidiaries acquired are included on the basis of their fair value at the date of acquisition being the date on which control passes. Provisions have been made against investments in subsidiary undertakings where the net assets of the subsidiary and the anticipated net realisable value of assets/developments are less than the cost of the parent Company's investment.

Turnover

Residential property sales are recognised at the date of legal completion. Commercial property sales are recognised at the date of exchange of contract, providing the Group is reasonably assured of the receipt of the sale proceeds and that the earnings process is sufficiently complete. Other sales are based on invoice value during the year.

Interest

Interest is charged to the profit and loss account as incurred unless the project to which it relates is subject to a development agreement with a third party whereon it is included with work in progress for that project.

Stocks and work in progress

Land awaiting development and in the course of development is valued at the lower of cost and net realisable value. Work in progress includes all direct and indirect overheads applicable to the development. Other stocks are valued at the lower of cost and net realisable value. Net realisable value is based on estimated market value less the estimated costs of disposal.

for the year ended 31 March 2001

Depreciation
Depreciation of fixed assets other than freehold and long leasehold land, is charged in equal instalments commencing with the date of acquisition at rates estimated to write off their cost less any residual value over their expected useful lives which are as follows:

Buildings	- 100 years
Plant and equipment	- 3 to 50 years
Motor vehicles	- 4 years

Short leasehold properties are amortised over the term of the lease in equal annual instalments.

Leasing and hire purchase
Plant, equipment and motor vehicles which are the subject of hire purchase and lease contracts are dealt with in the accounts as tangible fixed assets and equivalent liabilities at what would otherwise have been the cost of outright purchase.

Payments are apportioned between reductions of the respective liabilities and finance charges, the latter being calculated by reference to the rates of interest implicit in the contract. The finance charges are dealt with under interest payable in the profit and loss account.

Financed assets are depreciated in accordance with the depreciation accounting policy over the anticipated working lives of the assets.

The costs of operating leases are expensed as incurred.

Foreign currencies
Assets and liabilities in foreign currencies are translated into sterling at the financial year end exchange rates. Profits and losses of overseas subsidiaries are translated into sterling at average rates of exchange.

Gains and losses arising on the translation of the net assets of overseas subsidiaries are taken to reserves. Other exchange differences are taken to the profit and loss account.

Deferred taxation
Provision is made on the liability method in respect of the tax effects arising from timing differences to the extent that it is probable that a liability will crystallise in the foreseeable future.

Accounting policies

for the year ended 31 March 2001

Goodwill
Goodwill, being the excess of the fair value of purchase consideration of interests acquired in subsidiary and associated undertakings, over the fair value of the underlying net assets of these undertakings is capitalised in the balance sheet in the year of acquisition and amortised over a period not exceeding 20 years. Negative goodwill, being the excess of the fair value of the underlying net assets acquired over the fair value of the purchase consideration, is capitalised and amortised in the periods in which the non-monetary assets are recovered through depreciation.

As permitted by Financial Reporting Standard 10, the Group has not restated its accounts in respect of goodwill arising in periods prior to the year ended 31 March 1998 and such goodwill remains fully written off against reserves. Goodwill previously written off against reserves will be charged to the profit and loss account on any subsequent disposals.

Grants
Where the Group receives revenue grants, it matches receipt of the grant against relevant expenditure, recognising the net cost in the accounts as appropriate.

Pensions
Certain employees are members of a company sponsored pension arrangement in their own names, to which the Group makes contributions which are charged to the profit and loss account when incurred.

The Group also operates two defined contribution schemes for which contributions are charged to the profit and loss account as incurred.

The Group also operates a pension Scheme (The Wiggins Group Retirement Life Assurance and Disability Scheme) providing benefits based on final pensionable pay. This Scheme is closed to new entrants and there is only one member (who can no longer work and draws benefits under Permanent Health Insurance cover provided by the company) who is accruing benefits. The Group also operates a defined benefits scheme for certain employees of Kent International Airport PLC. Contributions to the Schemes are charged to the profit and loss account so as to spread the cost of pensions over the employees' working lives within the Group.

Financial instruments
Financial assets are recognised on the balance sheet at the lower of cost or net realisable value. Discounts and premia are charged or credited to the profit and loss account over the life of the asset or liability to which they relate. The Group has taken advantage of the exemptions available for short term debtors and creditors.

Notes to the accounts

for the year ended 31 March 2001

1 Turnover and (loss)/profit on ordinary activities before taxation

	Turnover				(Loss)/profit on ordinary activities before taxation				Net assets/(liabilities) employed	
	Acquisitions £'000	Continuing operations £'000	**2001 £'000**	2000 Revised £'000	Acquisitions £'000	Continuing operations £'000	**2001 £'000**	2000 Revised £'000	**2001 £'000**	2000 Revised £'000
Property development	—	37	**37**	—	—	(5,669)	**(5,669)**	(6,945)	**3,056**	1,353
Leisure	—	2,289	**2,289**	2,390	—	(47)	**(47)**	105	**7,299**	7,349
Airport operations	15	6,241	**6,256**	4,917	(330)	(7,150)	**(7,480)**	(1,148)	**(1,662)**	1,712
	15	8,567	**8,582**	7,307	(330)	(12,866)	**(13,196)**	(7,988)	**8,693**	10,414
Net interest (note 5)	—	—	**—**	—	—	(2,963)	**(2,963)**	(1,910)	**—**	—
	15	8,567	**8,582**	7,307	(330)	(15,829)	**(16,159)**	(9,898)	**8,693**	10,414

	2001 £'000	2000 Revised £'000
Geographical analysis of turnover:		
United Kingdom	**8,567**	7,307
Overseas	**15**	—
	8,582	7,307

Notes to the accounts

for the year ended 31 March 2001

2 Operating loss

	2001	2000
	£'000	£'000
Arrived at after charging/(crediting):		
Directors' emoluments (note 4)		
- as directors	**147**	84
- as executives	**1,009**	883
Auditors' remuneration		
- as auditors	**52**	35
- other services	**127**	61
Depreciation and amortisation of tangible fixed assets		
- owned assets	**416**	323
- held under finance leases and hire purchase contracts	**377**	148
Profit on sale of fixed assets	**(26)**	(1)
Operating leases		
- land and buildings	**324**	174
- equipment	**25**	13
Rent received	**(16)**	(12)
Exchange difference	**(10)**	—

for the year ended 31 March 2001

3 Employees

	2001 Number	2000 Number
The average weekly number of employees, including directors, was:		
Property development and housebuilding	**6**	6
Administration	**42**	25
Leisure	**70**	78
Airport	**135**	102
	253	211

	2001 £'000	2000 Revised £'000
Payroll costs were:		
Wages and salaries	**5,503**	4,275
Social security costs	**530**	430
Other pension costs (see note 21)	**236**	1,216
	6,269	5,921

for the year ended 31 March 2001

3 Employees continued

Employees' share options (excluding directors)

As at 31 March 2001 the following options issued in accordance with the rules of the executive share option scheme were unexercised:

As at 1 April 2000	**As at 31 March 2001**	Option price	From	To
1,000,000	**1,000,000**	2.50p	March 1997	October 2004*
100,000	**100,000**	2.50p	August 1997	August 2004*
400,000	**400,000**	6.00p	August 1997	August 2004*
200,000	**200,000**	4.75p	January 1998	January 2006*
1,096,550	**1,096,550**	7.25p	December 1999	December 2006*
3,703,450	**3,703,450**	7.25p	April 2001	December 2003†
300,000	**300,000**	10.00p	March 2000	March 2007*
1,700,000	**1,700,000**	10.00p	March 2002	March 2004†
600,000	**600,000**	10.00p	September 2000	September 2007*
1,750,000	**1,750,000**	10.00p	September 2002	September 2004†
1,023,076	**1,023,076**	22.75p	September 2002	September 2009*
6,176,924	**6,176,924**	22.75p	September 2004	September 2006†
—	**845,070**	35.50p	July 2003	July 2010*
—	**1,915,930**	35.50p	July 2005	July 2007†

* There are no performance criteria for these options.

† These options can only be exercised if certain criteria relating to the growth in earnings per share is met over a five year period.

for the year ended 31 March 2001

4 Directors emoluments

Details of directors' emoluments, pension entitlements and share options are included in the Remuneration Report on pages 46 to 49.

5 Net interest payable

	2001	2000
		Revised
	£'000	£'000
Interest payable on bank loans and overdrafts and other loans repayable within five years	**651**	1,018
Hire purchase charges	**243**	167
Other interest	**2,247**	750
	3,141	1,935
Interest receivable	**(178)**	(25)
Net interest payable	**2,963**	1,910

6 Taxation on loss on ordinary activities

	2001	2000
		Revised
	£'000	£'000
Overprovision in prior years	**7**	24

No liability to Corporation Tax arises on the results for the year ended 31 March 2001 (2000 Revised: £nil)

Notes to the accounts

for the year ended 31 March 2001

7 Loss attributable to members of the parent company

The loss dealt with in the accounts of the parent company is £15,106,000 (2000: loss £1,567,000).

The loss of £15,106,000 includes the reversal of previously payable dividends of £8,000,000 from subsidiary undertakings which it is not now intended to pay.

As permitted by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account.

8 Loss per share

The calculation of loss per Ordinary share is based on the following loss on ordinary activities after taxation.

	Basic 2001	Basic 2000 Revised	**Diluted 2001**	Diluted 2000 Revised
	£'000	£'000	**£'000**	£'000
Loss for the financial year	**16,152**	9,874	**16,152**	9,874

	2001 Number	2000 Number
For basic loss per share	**865,588,129**	830,591,006

Because the inclusion of potential ordinary shares would decrease the basic loss per ordinary share they are not deemed to be dilutive and accordingly the basic and diluted loss per ordinary share is identical.

for the year ended 31 March 2001

9 Intangible fixed assets

The Company has no intangible fixed assets. Details of those relating to the Group are as follows:

	Goodwill 2001 £'000
Cost	
At 1 April 2000	**—**
Additions:	
Goodwill	**1,916**
Negative goodwill	**(2,089)**
At 31 March 2001	**(173)**

The goodwill of £1,916,000 arose on the purchase of FPM Flughafen Parchim Mecklenburg GmbH, the company which operates Parchim Airport in Germany, on 28 February 2001. The amortisation of goodwill for the month since acquisition has not been included as it is not material. A full years amortisation charge will be included in the accounts for the year ended 31 March 2002.

The negative goodwill of £2,089,000 arose on the purchase of PlaneStation Pilsen s.r.o. (formerly Orchard s.r.o.), the company which operates Pilsen Airport in the Czech Republic, on 15 August 2000. The amortisation of the negative goodwill is matched over the same period as the depreciation on the lease. The amortisation of negative goodwill for the period since acquisition has not been included as it is not material. A full years amortisation credit will be included in the accounts for the year ended 31 March 2002.

Negative goodwill previously taken to reserves was £569,000.

Notes to the accounts

for the year ended 31 March 2001

10 Tangible fixed assets

	Freehold property £'000	Long leasehold property £'000	Plant, equipment and vehicles £'000	Total £'000
Group				
Cost				
At 1 April 2000	16,331	10,408	10,275	37,014
Additions during year	201	319	1,618	2,138
On acquisition of subsidiary	—	3,462	144	3,606
Exchange difference	—	184	—	184
Disposals during year	(28)	—	(28)	(56)
At 31 March 2001	16,504	14,373	12,009	42,886
Depreciation and amortisation				
At 1 April 2000	292	89	3,142	3,523
Charged during year	94	—	699	793
Disposals during year	(1)	—	(12)	(13)
At 31 March 2001	385	89	3,829	4,303
Net book value 31 March 2001	**16,119**	**14,284**	**8,180**	**38,583**
Net book value 31 March 2000	16,039	10,319	7,133	33,491

Plant, equipment and vehicles subject to hire purchase and leasing contracts included in net book value is:

	Cost £'000	Depreciation £'000	Net book value £'000
At 1 April 2000	2,416	148	2,268
Movement during the year	1,407	377	1,030
At 31 March 2001	**3,823**	**525**	**3,298**

for the year ended 31 March 2001

10 Tangible fixed assets continued

	Freehold property £'000	Plant, equipment and vehicles £'000	Total £'000
Company			
Cost			
At 1 April 2000	4,266	111	4,377
Additions during year	194	102	296
Disposals during year	(28)	(1)	(29)
At 31 March 2001	4,432	212	4,644
Depreciation and amortisation			
At 1 April 2000	40	73	113
Charged during year	13	32	45
Disposals during year	(1)	(1)	(2)
At 31 March 2001	52	104	156
Net book value 31 March 2001	**4,380**	**108**	**4,488**
Net book value 31 March 2000	4,226	38	4,264

Plant, equipment and vehicles subject to hire purchase and leasing contracts included in net book value is:

	Cost £'000	Depreciation £'000	Net book value £'000
At 1 April 2000	44	23	21
Movement during the year	114	26	88
At 31 March 2001	**158**	**49**	**109**

for the year ended 31 March 2001

11 Fixed asset investments

Group	2001 £'000	2000 £'000
Other fixed asset investments	**1,114**	1,010

	Unlisted £'000
Cost at 1 April 2000	1,202
Additions	106
Exchange difference	(2)
Cost at 31 March 2001	1,306
Amount provided at 1 April 2000 and 31 March 2001	192
Net book value 31 March 2001	**1,114**
Net book value 31 March 2000	1,010

Company	Subsidiary undertakings £'000	Other investments £'000	Total £'000
Cost			
1 April 2000 and 31 March 2001	18,637	202	18,839
Amounts provided			
1 April 2000 and 31 March 2001	1,769	192	1,961
Net book value 31 March 2001	**16,868**	**10**	**16,878**
Net book value 31 March 2000	16,868	10	16,878

for the year ended 31 March 2001

11 Fixed asset investments continued

Details of the investments in which the Group or the Company holds more than 10% of the nominal value of any class of share capital are as follows:-

Principal subsidiary undertaking	% of equity held	Class of share	Activity
Wiggins Management Services Limited	100	Ordinary	Provision of management services
Wiggins Homes (South) Limited	100	Ordinary	Residential development
Kent International Business Park Limited	100	Ordinary and preference	Commercial development
Wiggins Kingsbury Limited	100	Ordinary	Commercial development
Wiggins Fairfield Limited	100	Ordinary	Residential development
Wiggins Castle Wharf Limited	100	Ordinary	Commercial development
Wiggins Lancaster Limited	100	Ordinary	Commercial development
Cadbury House Club Limited	100	Ordinary	Leisure
Kent International Airport PLC	100	Ordinary*	Airport
Kent International Travel Limited	100	Ordinary*	Travel agent
Tomorrows Leisure Limited	100	Ordinary	Leisure
Norham Multi Leisure Limited	100	Ordinary*	Leisure
Norham Investments Limited	100	Ordinary*	Leisure
PlaneStation Limited	100	Ordinary	Airport development
Maisons de Vichy SARL	100	Ordinary	Holding
PlaneStation Beteiligungen GmbH	100	Ordinary*	Holding
FPM Flughafen Parchim Mecklenberg GmbH	100	Ordinary*	Airport
PlaneStation Inc.	100	Ordinary*	Airport
PlaneStation Denmark A/S	100	Ordinary*	Airport
PlaneStation s.r.o.	100	Ordinary*	Holding
PlaneStation Pilsen s.r.o.	100	Ordinary*	Airport
Wiggins PlaneStation Italia Holding S.p.A.	100	Ordinary*	Holding

The principal subsidiary and associated undertakings are held by the Company except where marked *.

for the year ended 31 March 2001

11 Fixed asset investments continued

All companies, apart from the following are incorporated and operate in England.

	Country of registration
Maison de Vichy SARL	France
PlaneStation Beteiligungen GmbH	Germany
FPM Flughafen Parchim Mecklenberg GmbH	Germany
PlaneStation Inc	USA
PlaneStation Denmark A/S	Denmark
PlaneStation s.r.o.	Czech Republic
PlaneStation Pilsen s.r.o.	Czech Republic
Wiggins PlaneStation Italia Holdings S.p.A.	Italy

The results of the subsidiary undertakings are included in the consolidated Group accounts.

Principal associated undertaking

	% of equity held	Class of share
Silent Communications Limited	25	Ordinary

Silent Communications Limited is incorporated and operates in England and is engaged in print design.
The Company has an issued share capital of 1,000 ordinary shares of £1 each. The Company made a loss of £3,000 in its first period of trading and as at 31 March 2001 has net liabilities of £2,000.

for the year ended 31 March 2001

11 Fixed asset investments continued

Others:

Name of company	Country of registration (or incorporation) and operation	% of equity held	Class of share
Montpensier Developpement SA	France	15*	Ordinary
Chiltern Leisure PLC	England	7.97	Ordinary
Societa´ Di Gestione Aereoporto Di Cuneo-Levaldigi S.p.A.	Italy	6.75	Ordinary

* held by subsidiary undertaking

Montpensier Developpement SA has a 50% interest in the development company which owns the Vichy Golf and Country Club site.

A provision of £192,000 has been made against the carrying value of the Company's investment in Chiltern Leisure PLC (formerly Mulberries PLC) to reflect market value.

12 Stocks and work in progress

	Group 2001 £'000	**Company 2001 £'000**	Group 2000 Revised £'000	Company 2000 £'000
Land held for development	**7,953**	**—**	7,799	159
Developments in progress	**9,326**	**179**	7,016	—
Other stocks	**208**	**48**	131	45
	17,487	**227**	14,946	204

The directors consider that the replacement cost of the land held for development is likely to be significantly higher than the cost stated. The replacement cost cannot be quantified with any degree of precision.

Land included in land held for development has been charged as security for bank overdraft and other loan facilities granted to the Group. (See notes 14 and 15).

Notes to the accounts

for the year ended 31 March 2001

13 Debtors

	Group 2001 £'000	**Company 2001 £'000**	Group 2000 Revised £'000	Company 2000 Revised £'000
Amounts falling due within one year:				
Trade debtors	**596**	**8**	914	22
Corporation tax paid	**2,413**	**2**	—	—
Amounts owed by Group undertakings	**—**	**35,775**	—	31,971
Other debtors	**1,266**	**348**	906	48
Prepayments and accrued income	**629**	**197**	744	198
	4,904	**36,330**	2,564	32,239
Amounts falling due after more than one year:				
Corporation tax paid	**—**	**—**	2,540	—

Corporation tax paid relates to profits originally declared for 31 March 1997 and 31 March 1998. Following the restatement of the Group's accounts the Corporation tax computations for the years 31 March 1995 to 31 March 1999 are to be re-opened and tax paid in earlier years claimed back.

for the year ended 31 March 2001

14 Creditors: amounts falling due within one year

	Group 2001 £'000	**Company 2001 £'000**	Group 2000 Revised £'000	Company 2000 £'000
Bank loans and overdrafts	**9,107**	**6,058**	7,795	2,639
Other loans	**11,467**	**1,168**	7,348	1,300
Trade creditors	**8,704**	**2,416**	7,581	1,157
Deferred payments	**1,671**	**—**	2,134	—
Amounts owed to Group undertakings	**—**	**5,768**	—	8,553
Corporation tax	**7**	**—**	134	117
Other taxation and social security	**844**	**11**	1,283	7
Hire purchase creditors	**730**	**35**	433	9
Other creditors	**4,774**	**47**	415	62
Accruals and deferred income	**1,746**	**327**	1,186	139
	39,050	**15,830**	28,309	13,983

Bank loans and overdrafts of £9,058,000 are secured on property held by the Group as fixed assets and for development.

Other loans of £10,274,000 are secured as detailed in note 12.

for the year ended 31 March 2001

15 Creditors: amounts falling due after more than one year

	Group 2001 £'000	**Company 2001 £'000**	Group 2000 Revised £'000	Company 2000 £'000
Bank loans	**6,408**	**—**	—	—
Other loans	**3,657**	**3,541**	10,016	—
Other creditors – due between 2 and 5 years	**2,000**	**—**	3,750	—
Hire purchase creditor	**2,066**	**81**	1,535	6
Accruals and deferred income	**939**	**—**	1,087	—
	15,070	**3,622**	16,388	6

Bank loans of £6,168,000 and other loans of £1,049,000 are secured on property held by the Group as fixed assets and for development.

16 Called up share capital

	2001		2000	
	Number	**£'000**	Number	£'000
Authorised:				
Ordinary shares of 1p each	**1,000,000,000**	**10,000**	1,000,000,000	10,000
Allotted, issued and fully paid:				
Ordinary shares of 1p each	**872,657,170**	**8,727**	830,657,170	8,306

On 31 May 2000 41,500,000 Ordinary shares of 1p each were placed at a price of 35.00p per share.

On 14 June 2000 300,000 Ordinary shares of 1p each were issued under the share option scheme at a price of 2.50p per share.

On 7 March 2001 200,000 Ordinary shares of 1p each were issued under the share option scheme at a price of 4.75p per share.

Details of share options unexercised are set out in the Remuneration Report on page 49 and in note 3.

for the year ended 31 March 2001

17 Reserves

Group	Special reserve account £'000	Share premium account £'000	Profit and loss account £'000	Other reserves £'000	Total £'000
At 1 April 2000	1,443	28,198	(28,102)	569	2,108
Loss for year	—	—	(16,152)	—	(16,152)
Exchange differences	—	—	239	—	239
Premium arising on share issues less expenses	—	13,771	—	—	13,771
At 31 March 2001	**1,443**	**41,969**	**(44,015)**	**569**	**(34)**
Company					
At 1 April 2000	1,443	28,198	1,737	—	31,378
Loss for year	—	—	(15,106)	—	(15,106)
Premium arising on share issues less expenses	—	13,771	—	—	13,771
At 31 March 2001	**1,443**	**41,969**	**(13,369)**	**—**	**30,043**

Notes to the accounts

for the year ended 31 March 2001

18 Reconciliation of movement in equity shareholders' funds

	2001 £'000	2000 Revised £'000
Loss for the financial year	**(16,152)**	(9,874)
New shares issued in the year for cash	**14,543**	6
New shares issued in the year in respect of Fairfield purchase	**—**	1,845
Share issue costs	**(351)**	(6)
Exchange rate movements	**239**	—
Net subtraction from equity shareholders' funds	**(1,721)**	(8,029)
Opening equity shareholders' funds	**10,414**	18,443
Closing equity shareholders' funds	**8,693**	10,414

19 Cash flow statement

a) Reconciliation of operating loss to net cash outflow from operating activities

	2001 £'000	2000 Revised £'000
Operating loss	**(13,196)**	(7,988)
Depreciation and amortisation	**793**	471
Increase in stocks and work in progress	**(2,525)**	(1,505)
Decrease/(increase) in debtors	**171**	(242)
Increase in creditors	**1,069**	3,460
Profit on sale of tangible fixed assets	**(26)**	(1)
Exchange differences	**57**	—
Net cash outflow from operating activities	**(13,657)**	(5,805)

for the year ended 31 March 2001

19 Cash flow statement continued

b) Reconciliation of net cash outflow to movements in net debt

	2001 £'000	2000 Revised £'000
Decrease in cash in the year	**(974)**	(1,245)
Cash inflow from increase in debt, lease and hire purchase contracts	**(4,294)**	(12,173)
Change in net debt in the year	**(5,268)**	(13,418)
New lease and hire purchase and other non-cash changes	**(702)**	(2,284)
Movements in net debt in the year	**(5,970)**	(15,702)
Net debt at 1 April 2000	**(26,567)**	(10,865)
Net debt at 31 March 2001	**(32,537)**	(26,567)

c) Analysis in changes in debt

	1 April 2000 Revised £'000	Cash flows £'000	Other non-cash changes £'000	31 March 2001 £'000
Cash in hand and at bank	560	338	—	**898**
Bank loans and overdrafts	(7,795)	(1,312)	—	**(9,107)**
	(7,235)	(974)	—	**(8,209)**
Debt due within one year	(7,348)	170	(4,289)	**(11,467)**
Debt due after more than one year	(10,016)	(5,049)	5,000	**(10,065)**
Hire purchase and finance leases	(1,968)	585	(1,413)	**(2,796)**
	(19,332)	(4,294)	(702)	**(24,328)**
Total	(26,567)	(5,268)	(702)	**(32,537)**

for the year ended 31 March 2001

19 Cash flow statement continued

d) Acquisitions of subsidiary undertakings

	Fair value at date of acquisition	
	FPM Flughafen Parchim Mecklenberg GmbH	PlaneStation Pilsen s.r.o. (formerly Orchard s.r.o.)
	£'000	£'000
Fixed assets	141	3,465
Stocks	16	—
Debtors	86	2
Cash at bank and in hand	35	2
Creditors	(352)	(71)
Goodwill	1,916	—
Negative goodwill	—	(2,089)
	1,842	1,309
Satisfied by:		
Cash	—	807
Deferred payment	—	502
Other creditors	1,842	—
	1,842	1,309

1) FPM Flughafen Parchim Mecklenburg GmbH contributed £89,000 to the Group's net operating cash flows.

2) PlaneStation Pilsen s.r.o. contributed £51,000 to the Group's net operating cash flows and utilised £47,000 for capital expenditure.

3) The above table shows the fair values of the assets and liabilities acquired. The only material fair value adjustment made was in respect of the leasehold interest held by Pilsen which was re-valued upwards by £3,462,000.

4) The deferred payment is not contingent on any future events and is due for payment in July 2001.

for the year ended 31 March 2001

20 Acquisitions

The Group acquired control of FPM Flughafen Parchim Mecklenburg GmbH ("Parchim") on 28 February 2001 and of PlaneStation Pilsen s.r.o. (formerly Orchard s.r.o.) ("Pilsen") on 15 August 2000. Both have been accounted for as acquisitions under Financial Reporting Standard Number 6. The composition of the investments in Parchim and Pilsen are given in note 19(d). The deferred consideration payable in respect of Pilsen is due on or before 15 February 2002.

The tables given in note 19(d) show the fair values of the assets and liabilities acquired with each of the above. The only material fair value adjustment made was in respect of the leasehold interest held by Pilsen which was revalued upwards by £3,462,000.

Summarised profit and loss accounts

	FPM Flughafen Parchim Mecklenburg GmbH 1 January 2001 to 28 February 2001 £'000	PlaneStation Pilsen s.r.o. (formerly Orchard s.r.o.) 1 January 2000 to 15 August 2000 £'000
Turnover	6	6
Operating loss	(57)	(10)
Net interest payable	—	—
Loss before taxation	(57)	(10)
Taxation	—	—
Loss after taxation	(57)	(10)

There were no recognised gains and losses other than those stated above.

There was neither profit or loss after taxation for Parchim for the year ended 31 December 2000.

The loss of Pilsen for the year ended 31 December 1999 was £58,000.

Notes to the accounts

for the year ended 31 March 2001

21 Pension arrangements

The existing Wiggins Group plc Retirement Life Assurance and Disability Scheme (the "Scheme") providing benefits based on final pensionable pay remains in place. Only one member, an employee who can no longer work and who draws benefits from Permanent Health Insurance cover, continues to accrue benefits under the Scheme. Employer contributions to the Scheme are recovered from the provider of the Permanent Health Insurance.

The Scheme was valued as at 6 April 1999 by a qualified actuary. The market value of the scheme's assets at this date was £3,468,000 which represented, on an ongoing valuation, past service basis, 73 per cent of the benefits that had accrued to members. The assumptions which have the most significant effect on the results of the valuation are as follows:

i) The two most important assumptions in the valuation of the pension plan are the long term investment yield and the rate at which benefits will increase in deferment. These assumptions are related and must be considered together. Statutory revaluation of 4% has been used.

ii) The mortality experience of the members of the Plan will be in accordance with the standard mortality table known as PA(90) rated down two years.

iii) 80% (70%) of male/(female) members are married at retirement with wives aged three years younger than their husbands.

iv) Full allowance has been made for increases in pensions in payment in accordance with the scheme rules. Allowance has also been made for increases to preserved pension benefits in the period prior to Normal Pension Date where part of the pensions in excess of the Guaranteed Minimum Pensions is increased in deferment, future increases have been assumed at 5 per cent per annum.

v) The rate of interest will be 8% per annum both pre and post retirement.

Wiggins Group plc has accepted its liability to the Schemes' Trustees to provide funds to meet their pensions obligations.

Since 1 August 1999 the Company has been contributing £20,000 per month to the Company Scheme. It is expected that this contribution rate will lead to the Scheme being fully funded by 31 December 2006.

for the year ended 31 March 2001

21 Pension arrangements continued

The deficiency identified by the actuarial valuation as at 6 April 1999 of £1,307,000 has been fully provided for, with a further provision of £102,000 being made. Taking into account interest charges on the deficiency, of the £240,000 contributed to the Scheme, £135,000 has been applied to reduce the provision made and £105,000 has been expensed as other interest payable.

No new members have been or will be admitted to the Scheme.

Contributions of £62,000 (2000: £nil) have been made to Wiggins Group plc (KIA) Retirement Benefits Scheme, a defined benefit scheme, for which no valuation has yet been made and £69,000 (2000: £19,000) to the Kent International Airport Group Personal Pension Plan, which is a defined contribution scheme.

Norham Multi Leisure Limited operates a defined contribution scheme to which the company contributed £2,000 (2000: £5,000).

Cadbury House Club Limited operates a defined contribution scheme to which the company contributed £1,000 (2000: £1,000).

The amount payable to pension schemes as at the balance sheet date was £1,100,000 (2000: £1,244,000).

22 Financial commitments

Operating leases commitments.

Financial commitments under non-cancellable operating leases will result in the following payments falling due in the year to 31 March 2002:

	2001	2000
	£'000	£'000
Land and buildings expiring:		
After five years	**1,452**	333
Equipment expiring:		
Between two and five years	**25**	25

22 **Financial commitments** continued

Hire purchase and lease commitments.

The future minimum hire purchase and lease payments to which the Group was committed at 31 March 2001 are:

	2001	2000
	£'000	£'000
Net amounts payable:		
Within 1 year	**730**	433
Between 1 and 5 years	**1,882**	1,535
More than 5 years	**184**	—
	2,796	1,968

23 Contingent liabilities

Under the terms of the pension scheme, the Company is obliged to meet any shortfall in the amount available to the Trustees to meet pension obligations (see note 21).

The Company is a member of a Value Added Tax group with certain of its subsidiary undertakings.

The Company has given guarantees for £8,000,000 for its financial liabilities and £6,220,000 on behalf of subsidiary undertakings in the ordinary course of business.

24 Capital commitments

The Group has a commitment to purchase shares in Flugplatz Lahr Beteiligungen GmbH at a cost of £2,626,000.

The extension of apron and taxiways at London Manston Airport at a cost of £6,700,000 was authorised by the Board at 31 March 2001 but has not been contracted.

Under the terms of the leases at the overseas airports the Group is committed over the next 20 years to expend a total of £53,000,000 on the provision of airport facilities and property development. Applications for grants will be made in appropriate circumstances.

for the year ended 31 March 2001

25 Deferred taxation

A potential liability to deferred tax of £301,000 may arise as a result of the reversal of accelerated capital allowances. A reversal is not expected in the foreseeable future and thus provision has not been made.

Potential capital gains rolled over into fixed assets amounts to £654,000 for which provision has not been made since it is considered unlikely that the liability will crystallise in the foreseeable future.

26 Financial instruments

Risk management

These issues are assessed on a continual basis. The Group's use of financial instruments is explained in the Corporate Governance Statement.

Liquidity risk

The Group finances itself through a combination of equity and short and medium term debt. The Group satisfied its liquidity needs and continued its use of short term bank facilities. As at 31 March 2001 the Group had committed bank facilities of £7,840,000 (2000: £2,650,000). There were undrawn facilities as at 31 March 2001 of £2,057,000 (2000: no facilities remained undrawn but the facilities had not been exceeded).

On 15 July 1999, a subsidiary of the Company, Wiggins Fairfield Limited, obtained a short term loan of £5 million which had subsequently been reduced to £3,000,000. The subsidiary provided an undertaking in respect of the loan to procure that the Tangible Net Worth, as set out in the interim or statutory accounts from time to time issued in respect of the Group and/or the Company, at any time during the currency of the loan would not be below a certain level. As at the date of these accounts, that undertaking had not been fulfilled. It is the directors' considered view that the availability of this finance will be unaffected by the failure to fulfil that undertaking. Further, if the availability of this finance were to be affected, it is the directors' considered view that the Company would be able to finance itself through obtaining replacement short term finance. The directors have therefore concluded that this will not cause the Company any difficulty in meeting its financial commitments.

The accounts have been prepared on the basis of continuing support from the Group's finance providers.

for the year ended 31 March 2001

26 Financial instruments continued

Foreign currency risk

The Group has exposure to currency fluctuations on its foreign currency assets and liabilities when translated into sterling at balance sheet dates. Gains and losses arising from currency exposures are recognised in the Statement of Total Recognised Gains and Losses.

Interest rate risk

The Group assesses the exposure of its overall financial position on a net basis, after considering the extent to which variable rate liabilities can be offset with variable rate assets, typically short term deposits and cash. The Group's policy is to minimise interest expense.

The Group does not use financial instruments to manage its interest rate exposures or speculate in derivative financial instruments.

The interest rate profile of the financial assets and liabilities of the Group as at 31 March 2001 was as follows:

(a) Interest rate risk profile of financial assets and financial liabilities

Financial assets

Financial assets comprise cash at bank and in hand and other fixed asset investments. Short-term debtors are excluded as permitted by FRS 13.

At 31 March 2001

	Floating rate financial assets £'000	Fixed rate financial assets £'000	Financial assets on which no interest is paid £'000	Total £'000
Currency				
Sterling	891	—	1,114	2,005
US$	7	—	—	7
Total	898	—	1,114	2,012

Floating rates are linked to base rate. The interest-free assets are investments with no maturity date.

for the year ended 31 March 2001

26 Financial instruments continued

Financial assets continued

At 31 March 2000	Floating rate financial assets £'000	Fixed rate financial assets £'000	Financial assets on which no interest is paid £'000	Total Revised £'000
Currency				
Sterling	549	—	1,010	1,559
US$	11	—	—	11
Total	560	—	1,010	1,570

Floating rates are linked to base rate. The interest-free assets are investments with no maturity date.

Financial liabilities

Financial liabilities comprise interest-bearing debt and creditors due after more than one year. Short-term creditors are excluded as permitted by FRS 13.

At 31 March 2001	Floating rate financial liabilities £'000	Fixed rate financial liabilities £'000	Financial liabilities on which no interest is paid £'000	Total £'000
Currency				
Sterling	16,586	16,597	3,750	36,933
Danish Kroner	240	—	—	240
Czech Republic - Korung	12	—	—	12
Total	16,838	16,597	3,750	37,185

for the year ended 31 March 2001

26 Financial instruments continued

Financial liabilities continued

At 31 March 2000	Floating rate financial liabilities £'000	Fixed rate financial liabilities £'000	Financial liabilities on which no interest is paid £'000	Total £'000
Currency				
Sterling	8,874	18,253	3,750	30,877

At 31 March 2001	Fixed rate financial liabilities		Financial liabilities on which no interest is paid
	Weighted average interest rate %	Weighted average period for which rate is fixed Months	Weighted average period until maturity Months
Sterling	8.05	18	15

At 31 March 2000	Fixed rate financial liabilities		Financial liabilities on which no interest is paid
	Weighted average interest rate %	Weighted average period for which rate is fixed Months	Weighted average period until maturity Months
Sterling	12.97	23	27

26 Financial instruments continued

Financial liabilities continued

The floating rate financial liabilities comprise:

Sterling denominated bank borrowings and overdrafts that bear interest at rates based on LIBOR or bank base rates.

Currency bank borrowings bear interest at rates based upon bank base rates.

(b) Currency exposures

Currency exposures at 31 March 2001 or at 31 March 2000 were not significant.

(c) Fair values

The fair value of all financial assets and liabilities at 31 March 2001 and 31 March 2000 was not materially different from their book value.

There were no derivative financial instruments in either financial year.

(d) Maturity of financial liabilities

The maturity of the Group's financial liabilities including bank loans, bank overdrafts, other loans, finance leases and hire purchase contracts at 31 March 2001 was as follows:

	2001	2000 Revised
	£'000	£'000
In one year or less, or on demand	**23,021**	15,586
In more than one year, but not more than two years	**3,172**	12,144
In more than two years, but not more than five years	**10,692**	2,861
In more than five years	**300**	286
Total	**37,185**	30,877

for the year ended 31 March 2001

26 Financial instruments continued

(e) Borrowing facilities

The Group has various available borrowing facilities. The committed bank facilities in respect of which all conditions precedent had been met at that date, were as follows:

	2001	2000 Revised
	£'000	£'000
Expiring in one year or less	**7,840**	2,650

There were undrawn facilities as at 31 March 2001 of £2,057,000 (2000: no facilities remained undrawn but the facilities had not been exceeded)

27 Post balance sheet events

On 4 April 2001 the Group acquired a further 36.13 per cent. of the share capital of Societa' Di Gestione Aereoporto Di Cuneo-Levaldigi S.p.A. ("Cuneo") at a cost of 10.5 billion Italian lira (£3,331,000), of which 2.9 billion Italian lira (£920,000) has been paid (representing three tenths of the nominal value of the shares). The balance is payable when Cuneo makes further calls. This further investment gives the Group a total holding of 42.88 per cent. of the issued share capital of Cuneo.

On 6 April 2001 the Group subscribed to the increase in share capital of Flugplatz Lahr Beteiligungen GmbH ("FLG"), representing 80 per cent. of the total issued share capital of FLG. The cost of acquiring the shares was DM 5 million (£1,570,000). FLG's wholly owned subsidiary undertaking, Flugplatz Lahr GmbH, holds an operating lease on Lahr airport. The Group has agreed to acquire the remaining 20 per cent. from the existing shareholders at a maximum cost of £1,056,000.

On 15 May 2001 18,460,000 Ordinary shares of 1p each were placed at 24p per share.

Shareholders' information

Analysis of shareholdings

Ordinary shareholdings at 31 July 2001

Size of holding	Number of shareholders	% of total	Number of shares	% of share capital
1-1,000	5,148	20.3	3,641,889	0.41
1,001-5,000	12,099	47.7	33,652,807	3.78
5,001-10,000	3,956	15.6	30,213,302	3.39
10,001-100,000	3,713	14.7	95,994,472	10.77
100,001 upwards	435	1.7	727,614,700	81.65
	25,351	100.0	891,117,170	100.0

Holders	Number of shareholders	% of total	Number of shares	% of share capital
Individuals	23,659	93.3	172,470,490	19.35
Insurance companies	17	0.1	1,954,740	0.22
Pension funds	13	—	11,816,701	1.33
Nominee and other companies	1,642	6.5	699,132,657	78.46
Investment trusts	16	0.1	4,361,966	0.49
Others	4	—	1,380,616	0.15
	25,351	100.00	891,117,170	100.00




Notice

Notice of meeting

NOTICE IS HEREBY given that the ANNUAL GENERAL MEETING of the Company for 2001 will be held at Dartmouth House, 37 Charles Street, London W1X 8AB on Wednesday, 12 September 2001 at 10.00 a.m. for the following purposes:

Ordinary business

1 To receive and adopt the audited accounts for the year ended 31 March 2001, together with the reports of the directors and auditors thereon.

2 In accordance with article 13.1 of the Company's articles of association, to re-appoint Mr William Syson as a director who retires, having attained the age of 70, and submits himself for re-appointment.

3 In accordance with article 13.6 of the Company's articles of association, to re-appoint Lady Delves Broughton as director, who was appointed as director since the last annual general meeting, and who submits herself for reappointment.

4 To appoint such firm of auditors as is identified to the meeting by the directors, as auditors to the Company.

5 To authorise the directors to fix the remuneration of the auditors.

Special Business

6 To adopt the supplementary note to the accounts for the year ended 31 March 1995, dated 6 March 2001.

7 To adopt the supplementary note to the accounts for the year ended 31 March 1996, dated 6 March 2001.

8 To adopt the supplementary note to the accounts for the year ended 31 March 1997, dated 6 March 2001.

9 To adopt the supplementary note to the accounts for the year ended 31 March 1998, dated 6 March 2001.

10 To adopt the supplementary note to the accounts for the year ended 31 March 1999, dated 6 March 2001.

11 To adopt the supplementary note to the accounts for the year ended 31 March 2000, dated 6 March 2001.

12 That the directors be and are hereby generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £3,088,828 being the entire authorised but unissued share capital of the Company as at 14 August 2001 provided that this authority shall expire at the conclusion of the next annual general meeting of the Company after the passing of this resolution or, if earlier, the date falling 15 months after the date of the passing of this resolution, save that the Company may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the board may allot relevant securities in pursuance of any such offer or agreement as if such authority had not expired.

13. That, subject to the passing of resolution 12 above, the directors be, and and are hereby empowered, notwithstanding any previous authority given to them pursuant to Section 95 of the Companies Act 1985, to allot equity securities (within the meaning of Section 94 of that Act) for cash pursuant to the general authority conferred by resolution 12 above as if Section 89(1) of the said Act did not apply to any such allotment provided that this power shall be limited to the allotment of equity securities:

    (a) in connection with an offer of securities, open for acceptance for a fixed period, by the directors to holders of ordinary shares on the register on a fixed record date in proportion (as nearly as may be) to their then holdings of such shares (but subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory or in connection with fractional entitlements); and

    (b) otherwise than pursuant to sub-paragraph (a) above, up to an aggregate nominal amount of £445,558 (being 5 per cent of the nominal value of the issued share capital of the Company as at 14 August 2001

    and this power shall expire at the conclusion of the next annual general meeting of the Company after the passing of this resolution or, if earlier, the date falling 15 months after the date this resolution is passed, save that the directors may before the expiry of the period referred to in this resolution make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

14 That the directors be and are hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of any of its ordinary shares in the capital of the Company on such terms and in such manner as the directors may from time to time determine provided that:

    (a) the maximum number of ordinary shares hereby authorised to be acquired is 132,776,458 and the price which may be paid for such ordinary shares is not more than 100p per ordinary share (and in any event not more than 5 per cent. above the average of the middle market quotations of the ordinary shares derived from Daily Official List of the London Stock Exchange plc for the five business days immediately before the day on Which such share is contracted to be purchased) and not less than 1p per ordinary share (in each case exclusive of expenses);

Notice of meeting

(b) the authority hereby conferred shall expire at the conclusion of the next annual general meeting of the Company after the passing of this resolution; and

(c) the Company may make a contract to purchase the ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of the ordinary shares in pursuance of such contract as if this authority had not expired.

By Order of the Board

L G Inwood
Secretary

14 August 2001

Notes

1 Any member entitled to attend and vote may appoint another person (who need not be a member) to attend (and on a poll to vote) instead of him. A form of proxy is enclosed for your use and, to be valid, should be received at the Registrar's office, Computershare Investor Services Plc, PO Box 82 The Pavilions, Bridgewater Road, Bristol, BS99 7NH, at least 48 hours before the meeting. Completion of a form of proxy will not preclude a member attending and voting in person at the meeting.

2 There will be available for inspection at 35 Berkeley Square, Mayfair, London W1J 5AB during usual business hours from the date of this notice until the date of the Annual General Meeting, and at the place of meeting at least 15 minutes before the commencement of the meeting, the register of directors' interests in the share capital of the Company and copies of the directors' service contracts with the Company.

3 Pursuant to regulation 34 of the Uncertificated Securities Regulations 1995, the Company specifies that in order to have the right to attend and vote at the meeting (and also for the purpose of calculating how many votes a person entitled to attend and vote may cast), a person must be entered on the register of holders of the ordinary shares of the Company by no later than 48 hours before the time fixed for the meeting. Changes to entries on the register after this time shall be disregarded in determining the rights of any person to attend and vote at the meeting.

4 Explanatory notes on resolutions 6 to 14 are given in the Directors' Report on pages 44 and 45.



WIGGINS
GROUP PLC

35 Berkeley Square
London
W1J 5AB

T. 020 7495 8686
F. 020 7493 0189

www.wigginsgroupp

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